                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-11893

PROSPECTUS
                                                                   INTERMED LOGO

                       OFFER TO EXCHANGE ALL OUTSTANDING
                         11 1/4% SENIOR NOTES DUE 2006
                                      FOR
                         11 1/4% SENIOR NOTES DUE 2006
            WITH INTEREST FIRST PAYABLE COMMENCING FEBRUARY 1, 1997
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                                       OF

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.
                     INTERMEDIA PARTNERS IV, CAPITAL CORP.

    InterMedia Capital Partners IV, L.P., a California limited partnership ("ICP-IV"), and InterMedia Partners IV, Capital Corp., a Delaware corporation and a wholly owned subsidiary of ICP-IV ("IPCC," and together with ICP-IV, the "Issuers") hereby offer, jointly and severally, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange their 11 1/4% Senior Notes Due 2006 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus is a part, for the outstanding 11 1/4% Senior Notes Due 2006 (the "Old Notes" and, together with the Exchange Notes, the "Notes") of the Issuers. The Notes will be obligations of the Issuers and will rank pari passu in payment with all senior indebtedness of the Issuers, if any, and senior in right of payment to all future subordinated indebtedness of the Issuers, if any. However, all other consolidated indebtedness of ICP-IV, including borrowings by ICP-IV's subsidiaries under the Bank Facility, trade payables and other liabilities, will be structurally senior to the Exchange Notes and secured by substantially all of ICP-IV's assets. The Exchange Notes will not be guaranteed by any of ICP-IV's subsidiaries. ICP-IV is a holding company with no direct operations and, therefore, the Notes will also be effectively subordinated to all other liabilities (including trade payables and accrued liabilities) of ICP-IV's subsidiaries. As of September 30, 1996, the obligations of ICP-IV's subsidiaries that are structurally senior to the Exchange Notes included total indebtedness of $605.9 million (including obligations under the Bank Facility) and total trade payables and other liabilities of $60.9 million, including $12.1 million in mandatorily redeemable preferred stock of a subsidiary of ICP-IV. The Indenture will allow the Company (as defined herein) to incur additional indebtedness. See "Risk
Factors -- Holding Company Structure; Structural Subordination."


    The Issuers will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be January 9, 1997, unless the Exchange Offer is extended (the "Expiration Date"). The exchange of Exchange Notes for the Old Notes will be made as soon as practicable after the close of the Exchange Offer. The Issuers will accept for exchange all Old Notes tendered and not validly withdrawn pursuant to the Exchange Offer and will deliver to the Trustee (as defined herein) for cancellation all Old Notes so accepted for exchange. The Issuers shall cause the Trustee to authenticate and deliver to each holder of the Old Notes the Exchange Notes equal in principal amount to the Old Notes of such holder so accepted for exchange. The Exchange Offer is not conditioned upon any minimum


                                                  (Cover continued on next page)

    The Issuers will not receive any proceeds from this offering, and no underwriter is being utilized in connection with the Exchange Offer. See "Use of Proceeds."

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE ISSUERS ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

     SEE "RISK FACTORS" BEGINNING ON PAGE 26 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE EXCHANGE NOTES.
                   ------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is December 10, 1996

                                     [LOGO]

          [MAP OF LOCATION OF THE COMPANY'S CABLE TELEVISION SYSTEMS]

(Continued from cover page)

principal amount of Old Notes being tendered for exchange. See "The Exchange Offer." The Issuers have agreed to pay the expenses of the Exchange Offer.

    The Exchange Notes will be obligations of the Issuers issued pursuant to the Indenture (as defined herein) under which the Old Notes were issued. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except that the Exchange Notes will not contain terms with respect to transfer restrictions and the Exchange Notes have been registered under the Securities Act. See "The Exchange Offer."

    The Exchange Notes will mature on August 1, 2006, unless previously redeemed. Interest on the Exchange Notes is payable semi-annually on August 1 and February 1 of each year, commencing February 1, 1997. The Exchange Notes will be redeemable, in whole or in part, at the option of the Issuers, at any time on or after August 1, 2001 at the redemption prices set forth herein plus accrued and unpaid interest and Liquidated Damages (as defined herein) thereon, if any, to the date of redemption. Notwithstanding the foregoing, any time on or before August 1, 1999, the Issuers, at their option, may redeem up to 35% of the aggregate principal amount of Exchange Notes originally issued with the net proceeds of one or more Public Equity Offerings or Strategic Equity Investments (as defined herein), at 111.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of redemption, provided however that at least 65% of the aggregate principal amount of Exchange Notes originally issued are outstanding immediately after giving effect to any such redemption. Upon a Change of Control (as defined herein), the Issuers will be required to make an offer to repurchase all outstanding Exchange Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of repurchase. See "Description of the Notes."

    The Exchange Notes are being offered hereunder to satisfy certain obligations of the Issuers contained in the Registration Agreement (as defined herein). Based on existing interpretations of the Securities Act by the staff of the Securities and Exchange Commission ("Commission") set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Issuers believe that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of the Old Notes who is an "affiliate" of the Issuers or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above mentioned no-action letters, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

    Each holder of the Old Notes (other than certain specified holders) who wishes to exchange the Old Notes for Exchange Notes in the Exchange Offer is required to represent to the Issuers that (i) it is not an affiliate of the Issuers, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of the commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers have agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer" and "Plan of Distribution."


    Until March 10, 1997 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


    The Old Notes and the Exchange Notes constitute new issues of securities with no established public trading market. The Old Notes, however, have traded on the National Association of Securities Dealers, Inc.'s PORTAL Market. Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Old Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions on transfer thereof and the Issuers will have no further obligation to such holders to provide for the registration under the Securities Act of the Old Notes. See "Description of the Notes -- Registration Rights; Liquidation Damages." No assurance can be given as to the liquidity of the trading market for either the Old Notes or the Exchange Notes.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                             FOR FLORIDA RESIDENTS:

     PURSUANT TO SECTION 517.061(11)(a)(5) OF THE FLORIDA SECURITIES ACT, YOU HAVE THE RIGHT TO RESCIND YOUR SUBSCRIPTION (UNLESS YOU ARE AN INSTITUTIONAL INVESTOR DESCRIBED IN SECTION 517.061(7) OF THE FLORIDA SECURITIES ACT) BY GIVING NOTICE OF SUCH RESCISSION BY TELEPHONE, TELEGRAPH OR LETTER, WITHIN THREE DAYS AFTER YOU FIRST TENDER CONSIDERATION, TO THE INITIAL PURCHASERS. IF NOTICE IS NOT RECEIVED BY SUCH TIME, THE FOREGOING RIGHT OF RESCISSION SHALL BE NULL AND VOID.

                            ------------------------

                             AVAILABLE INFORMATION

     The Issuers filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Issuers and the Exchange Offer, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Under the terms of the Indenture (as defined herein), under which the Old Notes were issued, and under which the Exchange Notes are to be issued, each of the Issuers has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) annual reports of ICP-IV containing audited consolidated financial statements, as well as quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year. Such reports will contain a management's discussion and analysis of financial condition and results of operation and each such annual report will include summary subscriber information. In addition, for so long as any of the Notes remain outstanding, ICP-IV has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE EXCHANGE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, financial statements, including the notes thereto, and pro forma financial information appearing elsewhere in this prospectus (the "Prospectus").

     As used in this Prospectus, unless the context requires otherwise, (i) the "Company" refers to InterMedia Capital Partners IV, L.P., a California limited partnership ("ICP-IV"), and its subsidiaries, (ii) "Systems" refers to the cable television systems acquired by the Company pursuant to the Acquisitions (as defined herein), (iii) "IPCC" refers to InterMedia Partners IV, Capital Corp., a Delaware corporation and a wholly owned subsidiary of ICP-IV, (iv) the "Issuers" refers to ICP-IV and IPCC, (v) the "Operating Partnership" refers to InterMedia Partners IV, L.P., a California limited partnership ("IP-IV") and a subsidiary of ICP-IV, (vi) the "Related InterMedia Entities" refers, collectively, to InterMedia Partners, a California limited partnership, InterMedia Partners II, L.P., InterMedia Partners III, L.P., InterMedia Partners V, L.P. and their consolidated subsidiaries, that are affiliated with the Company (see "The Acquisitions"), (vii) "TCI" refers to Tele-Communications, Inc. or Tele-Communications, Inc. and its affiliates, as the context requires, (viii) "DMA" refers to Designated Market Area, a term developed by A.C. Nielsen Company, a national media ratings service, and used to describe a geographically distinct market and (ix) "EBI" refers to Effective Buying Income, which is defined as personal income less personal tax and certain nontax payments, and is also referred to as "disposable" or "after tax" income. A glossary of certain terms appearing herein has been included in this Prospectus. See "Glossary."

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES.

                                  THE COMPANY

     The Company was formed to acquire and consolidate various cable television systems located in high-growth areas of the southeastern United States (the "Southeast"), including certain cable television systems owned by the Related InterMedia Entities and TCI or affiliates thereof. TCI, an investor in each of the Related InterMedia Entities, directly owns 49.0% of ICP-IV's non-preferred equity. The Company has one of the largest concentrations of basic subscribers in the Southeast and is the largest cable television service provider in Tennessee. The Company's operations are composed of three clusters that, in aggregate, served approximately 570,153 basic subscribers and passed approximately 848,006 homes as of September 30, 1996.

     The three clusters are comprised of (i) Nashville, its suburbs and surrounding areas (the "Nashville/MidTennessee Cluster"), (ii) the Greenville/Spartanburg metropolitan area and northeastern Georgia (the "Greenville/Spartanburg Cluster") and (iii) eastern Tennessee, which includes suburban Knoxville (the "Knoxville/East Tennessee Cluster").

     As of September 30, 1996, the operating data for the Company's three clusters was as follows:

    Basic Subscribers:
      Nashville/Mid-Tennessee Cluster..........................................  325,703
      Greenville/Spartanburg Cluster...........................................  146,503
      Knoxville/East Tennessee Cluster.........................................   97,947
                                                                                 -------
              Total............................................................  570,153
                                                                                 =======
    Homes Passed:
      Nashville/Mid-Tennessee Cluster..........................................  507,497
      Greenville/Spartanburg Cluster...........................................  205,326
      Knoxville/East Tennessee Cluster.........................................  135,183
                                                                                 -------
              Total............................................................  848,006
                                                                                 =======

     The Company serves approximately 90.0% and 70.0%, respectively, of all the basic cable television subscribers in the Nashville Metropolitan Market (as defined herein) and the Greenville/Spartanburg

Metropolitan Market (as defined herein). The Nashville Metropolitan Market and the Greenville/Spartanburg Metropolitan Market are located within the 33rd and 35th largest DMAs in the United States, respectively.

     The Company operates in primarily urban and suburban areas in the Southeast that in recent years have experienced significant economic, household and income growth. The Southeast has been, and is projected to continue to be, one of the fastest growing regions in the United States due to a diverse employment base, a low cost of living and a favorable business climate. According to Market Statistics, Inc., from 1995 to 2000, the counties served by the Systems are projected to experience a weighted average estimated compounded annual household growth of 1.9%, as compared to national estimated compounded annual household growth of 1.1%. The counties served by the Systems are also projected to achieve a weighted average EBI compounded annual growth rate of 3.4% from 1994 to 1999, as compared to a national average compounded annual growth rate of 3.0%. See "Business -- Overview of Cable Television Systems." These attractive demographic trends helped the Systems to achieve, from December 31, 1993 to December 31, 1995, a compounded internal basic subscriber growth rate of approximately 5.3% per annum compared to a national compounded average growth rate of 3.4% per annum, according to the National Cable Television Association ("NCTA"). Management believes that the attractive demographic trends of these counties provide the potential for continued significant basic subscriber and revenue growth.

                               BUSINESS STRATEGY

  Overview

     The Company and each of the Related InterMedia Entities were created by Leo
J. Hindery, Jr., who has over 10 years of experience in the cable television industry, to own and operate cable television systems in the United States. Mr. Hindery created the Company with the goal of developing it into a medium-sized multiple system operator ("MSO"). TCI, the largest cable television operator in the United States, with wholly owned and affiliated cable television systems serving approximately 14.0 million basic subscribers, directly owns 49.0% of ICP-IV's non-preferred equity. Management believes that the Company's relationship with TCI provides substantial benefits, including (i) the ability to purchase programming and equipment at rates approximating those available to TCI and (ii) access to TCI's engineering, technical, marketing, advertising, accounting and regulatory expertise. There can be no assurance, however, that such benefits will continue to be available to the Company. See "Risk
Factors -- Loss of Beneficial Relationship with TCI" and
"Business -- Relationship with TCI."

  Operating Strategy

     The Company's strategy is to own, operate and develop cable television systems primarily in geographically clustered, high-growth markets in the Southeast. The operating strategy was developed by a senior management team of experienced operating, engineering, marketing and financial executives. The operating strategy includes the following key elements:

     Cluster Subscribers. Management believes the Company can derive significant economies of scale and operating efficiencies by clustering its operations. Operational advantages and cost savings associated with clustering include centralizing management, billing, marketing, customer service, technical and administrative functions, and reducing the number of headends. Management believes that clustering will enable the Company to more effectively utilize capital by more efficiently delivering cable and related services to a greater number of households. Management also believes that clustering will provide the Company with significant revenue opportunities, including the ability to attract additional advertising and to offer a broader platform for data services, and residential and business telephony services.

     Focus on Regions with Attractive Demographics. The Company owns and develops cable television systems in areas that in recent years have experienced annual economic, household and income growth that have exceeded national averages. See "Business -- Overview of Cable Television Systems." In recent years, the Southeast has been one of the fastest growing regions in the United States due in part to a diverse employment base, a low cost of living and a favorable business climate. Management believes that the Company will continue to benefit from the household growth in, and the outward expansion of, the metropolitan areas served by the Company. Management further believes that households located in areas with attractive demographics are more likely to subscribe to cable television services, premium service packages and new service offerings.

     Upgrade Cable Television Systems. The Company has begun a capital improvement program (the "Capital Improvement Program") to comprehensively upgrade its operating network. Management believes that the Capital Improvement Program will further the Company's efforts to reduce costs, create additional revenue opportunities, increase customer satisfaction and enhance system reliability. Successfully upgrading the architecture of the Systems will expand channel capacity, enhance network quality and dependability, augment addressability and allow the Company to offer two-way transmission and advanced interactive services. Currently, over 74.2% of the Company's operations offer between 30 to 61 channels of programming. Following implementation of the Capital Improvement Program, over 85.0% of such operations will be able to offer 62 or more channels and over 70.0% will be served by plant with a bandwidth of 750 MHz enabling subscribers to receive the equivalent of 82 or more analog channels. Through 2001, the Company expects to spend approximately $230.1 million in additional capital on the Capital Improvement Program that it expects to finance with internally generated cash flow and borrowings available under the Revolving Credit Facility (as defined herein). See "Risk Factors -- Future Capital Requirements" and "Business -- Upgrade Strategy and Capital Expenditures."

     Target Additional Revenue Sources. Management believes that the Company's geographic clustering, the demographic profile of its subscribers and implementation of the Capital Improvement Program affords the Company the opportunity to pursue revenue sources incremental to its core business. Management also believes that the Company can create additional revenue growth opportunities through further development of existing advertising, pay-per-view and home shopping services. Possible future services include high-speed data transmission (including Internet access), near video-on-demand ("NVOD"), interactive services such as video games, and residential and business telephony, including a wireline network platform for personal communications services ("PCS") operators.

     Emphasize Customer Service. Management believes that the Company provides quality customer service and attractive programming packages at reasonable rates. As part of its customer service efforts, the Company has instituted training and incentive programs for all of its employees and instituted same-day, evening and weekend installation and repair visit options in several of its service areas. To further emphasize customer service, the Company's employee bonus program includes specific customer service incentives designed to increase the speed and effectiveness of service visits, shorten installation response times and ensure that customer telephone calls are answered promptly by customer service representatives.

     Utilize Innovative Sales and Marketing Techniques. The Company is seeking to increase its penetration levels for basic service, expanded basic service and premium service and to increase revenue per household through targeted promotions and innovative marketing strategies. For example, the Company has entered into a co-marketing campaign with Sprint Corporation to offer a combination of cable television and long distance telephone services. Additional marketing strategies that the Company utilizes include promotional previews of premium programs, discounted installation fees, expedited installation service and special pricing on premium services. The Company seeks to maximize its revenue per subscriber by cross-promoting its programming services, by using "tiered" packaging strategies for marketing premium services and promoting niche programming services, and by offering more entertainment choices and new services.

                                THE ACQUISITIONS

     Primary Acquisitions. On February 1, 1996, InterMedia Partners of Tennessee ("IP-TN"), a subsidiary of ICP-IV, acquired cable television systems located in Kingsport, Tennessee (the "Kingsport System") from Time Warner Entertainment Company, L.P. ("Time Warner"), and cable television systems located in Hendersonville, Waverly and Monterey, Tennessee, and Fort Campbell, Kentucky (the "ParCable System") from ParCable, Inc. ("ParCable"). These systems served, as of September 30, 1996, approximately 53,808 basic subscribers and were acquired for an aggregate purchase price of $92.2 million which was funded with a portion of the proceeds from the Bridge Loan (as defined herein). On July 30, 1996 the Company acquired cable television systems serving approximately 361,636 basic subscribers in Tennessee, South Carolina and Georgia as of September 30, 1996, upon the Company's acquisition of equity interests in Robin Media Holdings, Inc. ("RMH") and InterMedia Partners of West Tennessee, L.P. ("IPWT") and TCI's contribution to the Company of certain cable television systems. On August 1, 1996, a subsidiary of ICP-IV acquired the cable television systems of Viacom in the Nashville Metropolitan Market for a purchase price of $313.5 million. The acquired cable television systems in and around Nashville (the "Viacom Nashville System") served, as of September 30, 1996, 148,849 basic subscribers. The acquisition of the cable television systems of Time Warner, ParCable, IPWT, RMH, TCI and Viacom are collectively referred to as the "Primary Acquisitions." The fair market values of the Primary Acquisitions aggregate approximately $1,093.4 million and were financed with proceeds from the offering of the Old Notes (the "Private Offering"), borrowings available under the Bank Facility (as defined herein) and the Contributed Equity (as defined herein). See "The Acquisitions -- Primary Acquisitions."

     Miscellaneous Acquisitions. The Company, through IP-TN, also acquired cable television systems in Tennessee from Annox, Inc. ("Annox"), Tellico Cable, Inc. ("Tellico"), Rochford Realty and Construction Company, Inc. ("Rochford") and Prime Cable Partners, Inc. ("Prime Cable"), that served, as of September 30, 1996, an aggregate of approximately 5,860 basic subscribers. The aggregate purchase price for the Annox, Tellico and Rochford systems of $8.5 million was funded with a portion of the proceeds from the Bridge Loan. The purchase price for the Prime Cable System of $1.5 million was funded with borrowings under the Revolving Credit Facility (as defined herein). The acquisitions of the cable television systems of Annox, Tellico, Rochford and Prime Cable are referred to herein as the "Miscellaneous Acquisitions." Except as otherwise noted, financial results for the systems acquired pursuant to the Miscellaneous Acquisitions are not included herein due to the immateriality of such systems. See "The Acquisitions -- Miscellaneous Acquisitions." The Miscellaneous Acquisitions, together with the Primary Acquisitions, are referred to herein as the "Acquisitions."

     See "Glossary" for the definitions of terms.

     The following table sets forth, for each acquisition, the cluster in which the system is located, the approximate number of basic subscribers and the acquisition price.

                                                                      BASIC SUBSCRIBERS
                                                                            AS OF          ACQUISITION
                                                                        SEPTEMBER 30,       PRICE (1)
               ACQUISITION                        CLUSTER(S)                1996          (IN MILLIONS)
-----------------------------------------  -------------------------  -----------------   -------------
PRIMARY ACQUISITIONS:
  Kingsport System.......................  Knoxville/East Tennessee         31,985          $    62.1
  ParCable System........................  Nashville/Mid-Tennessee          21,823               30.1
  IPWT...................................  Nashville/Mid-Tennessee          48,523               72.5
  RMH....................................  Nashville/Mid-Tennessee         102,166              376.3
                                           Knoxville/East Tennessee         64,444
                                           Greenville/Spartanburg           32,024
  TCI....................................  Greenville/Spartanburg          114,479              238.9
  Viacom Nashville System................  Nashville/Mid-Tennessee         148,849              313.5
MISCELLANEOUS ACQUISITIONS:
                                           Nashville/Mid-Tennessee           4,342               10.0
                                           Knoxville/East Tennessee          1,518
                                                                           -------           --------
          Total Acquisitions.............                                  570,153          $ 1,103.4
                                                                           =======           ========

---------------
(1) For RMH and IPWT, the acquisition price represents the fair market value of equity interests acquired and liabilities assumed. For the TCI cable television systems the acquisition price represents the fair market value of assets contributed by TCI to the Company. See "The Acquisitions."

                                THE TRANSACTIONS

     The Private Offering was part of a financing plan (the "Financing Plan") designed to enable the Company to complete the Primary Acquisitions, repay the Bridge Loan and provide the Company with future liquidity and working capital through a revolving credit facility. Under the Financing Plan, (i) the Operating Partnership entered into a $475.0 million revolving credit facility (the "Revolving Credit Facility") and a $220.0 million term loan (the "Term Loan" and, together with the Revolving Credit Facility, the "Bank Facility"), (ii) ICP-IV and IPCC issued the Old Notes, (iii) RMH issued $12.0 million of mandatorily redeemable preferred stock (the "RMH Redeemable Preferred Stock") and (iv) ICP-IV received $360.0 million of cash and in-kind contributions of new equity from its partners ("Contributed Equity"). The Private Offering closed concurrently with the Bank Facility, the receipt of the Contributed Equity by ICP-IV and the consummation of certain of the Primary Acquisitions. Approximately $88.8 million of the net proceeds from the Private Offering was used to purchase a portfolio of securities, initially consisting of U.S. government securities (including any securities substituted in respect thereof, the "Pledged Securities") which, together with interest thereon, represent funds sufficient to provide for payment in full of interest on the Notes through August 1, 1999 and which are pledged as security for repayment of principal of the Notes under certain circumstances. In addition, a portion of the borrowings under the Bank Facility, proceeds of the Private Offering and Contributed Equity was used to pay transaction costs and expenses related to the Acquisitions and the Financing Plan. The Acquisitions and Financing Plan are collectively referred to herein as the "Transactions."

     The following table presents the sources and uses under the Financing Plan upon completion of the Transactions:

    SOURCES (IN MILLIONS)
    ----------------------
    Bank Facility:
      Revolving Credit Facility(1).............................................  $  338.0
      Term Loan................................................................     220.0
    Senior Notes...............................................................     292.0
    RMH Redeemable Preferred Stock(2)..........................................      12.0
    Cash transferred from acquired systems.....................................       2.2
    Contributed Equity:
      Cash contributions.......................................................     190.6
      Contribution of cable properties(3)......................................     117.6
      General and limited partner interests in IPWT(4).........................      13.3
      Note receivable from IPWT in exchange for limited partnership
         interest(5)...........................................................      11.7
      Note receivable from IPWT in exchange for preferred limited partnership
         interest(5)...........................................................      25.0
      Contribution of note receivable from the General Partner(6)..............       1.8
                                                                                  -------
         Total Contributed Equity..............................................     360.0
                                                                                  -------
    TOTAL SOURCES FOR THE ACQUISITIONS.........................................   1,224.2
                                                                                  -------
    USES (IN MILLIONS)
    -------------------
    Investments held in escrow(7)..............................................      88.8
    Fair market values of Primary Acquisitions:
      IPWT(4)(5)(8)............................................................      72.5
      RMH(9)...................................................................     376.3
      TCI Greenville/Spartanburg(3)............................................     238.9
      Viacom Nashville.........................................................     313.5
                                                                                  -------
      Total Primary Acquisitions...............................................   1,001.2
    Repayment of the Bridge Loan(10)...........................................     100.8
    Acquisition of the Prime Cable System......................................       1.5
    Note receivable from General Partner(6)....................................       1.8
    Payment of first year's management fee(11).................................       3.4
    Transaction costs and expenses.............................................      17.5
                                                                                  -------
    TOTAL USES FOR THE ACQUISITIONS............................................   1,215.0
                                                                                  -------
    NET CASH...................................................................  $    9.2
                                                                                  =======

---------------
 (1) The Company had $137.0 million of borrowings available under the Revolving Credit Facility after giving effect to the Acquisitions.

 (2) Represents mandatorily redeemable preferred stock of RMH, a subsidiary of ICP-IV, held by a wholly owned subsidiary of TCI. See note 9 below and "Description of Other Obligations -- Description of Preferred Equity Interests."

 (3) Affiliates of TCI have contributed to ICP-IV cable television systems located within the Greenville/Spartanburg Metropolitan Market (collectively, the "Greenville/Spartanburg System") having an aggregate estimated fair market value of $238.9 million in exchange for (i) $117.6 million of limited partnership interests and (ii) the assumption of $121.3 million of TCI debt by the Company which was paid upon completion of the Financing Plan. See "The Acquisitions -- The Primary Acquisitions."

 (4) Prior to completion of the Transactions, InterMedia Partners ("IP-I") was the 80.1% general partner and 9.9% limited partner of IPWT. General Electric Capital Corporation ("GECC") was a 10.0% limited partner of IPWT. IP-I and GECC transferred their interests in IPWT for limited partner interests in ICP-IV valued at $13.3 million.

 (5) GECC transferred to ICP-IV its $55.8 million note and related interest receivables of $3.4 million, including contingent interest, from IPWT in exchange for (i) cash of approximately $22.5 million, (ii) an $11.7 million limited partner interest in ICP-IV and (iii) a $25.0 million preferred limited partner interest in ICP-IV. See "Description of Other
     Obligations -- Description of Preferred Equity Interests."

 (6) Represents a note receivable from InterMedia Capital Management IV, L.P. ("ICM-IV") issued in connection with ICM-IV's capital contributions to ICP-IV. See "Certain Relationships and Related Transactions -- Certain Other Related Transactions -- ICM-IV."

 (7) Represents a portion of the proceeds from the Private Offering used to purchase a portfolio of Pledged Securities which represent funds sufficient to provide for payment in full of interest on the Notes through August 1, 1999 and that, under certain circumstances, will be pledged as security for repayment of principal on the Notes.

 (8) Represents the estimated fair market value of IPWT's assets.

 (9) Represents the estimated fair market value of RMH's assets. In conjunction with a recapitalization of RMH, a wholly owned subsidiary of TCI converted an outstanding loan to a Related InterMedia Entity into a partnership interest and received in dissolution thereof (i) 365 shares of RMH Class B Common Stock (as defined herein) valued at $.037 million and (ii) 12,000 shares of RMH Redeemable Preferred Stock valued at $12.0 million. IP-IV purchased 3,285 shares of RMH Class A Common Stock (as defined herein) for $0.3 million and loaned RMH $364.0 million, which RMH used to repay $346.5 million of indebtedness, $14.3 million of accrued interest and a $3.2 million call premium on the RMG Notes (as defined herein). On July 31, 1996, RMH merged with and into RMG, with RMG as the surviving corporation. All of the RMH capital stock described herein was converted as a result of the merger into capital stock of RMG with the same terms. See "Description of Other Obligations -- Description of Preferred Equity Interests."

(10) The borrowings from the Bridge Loan were used for (i) the Miscellaneous Acquisitions other than the Prime Cable System acquisition ($8.5 million),
     (ii) the acquisitions of the ParCable System ($30.1 million) and the Kingsport System ($62.1 million), and (iii) payment of $0.1 million of accrued interest on the Bridge Loan. The Company loaned $15.0 million of the proceeds from the Bridge Loan to RMH to fund an interest payment for RMG. The $15.0 million loan is not included in the $100.8 million repayment of the Bridge Loan, but is included in the $346.5 million of indebtedness of RMH described in note 9 above.

(11) Represents payment of the first year's management and consulting fees paid to ICM-IV. Under ICP-IV's Partnership Agreement (as defined herein), management fees are equal to 1.0% of ICP-IV's non-preferred Contributed Equity and ICP-IV has agreed to pay the first year's management fees upon receipt of the Contributed Equity. Thereafter, the Partnership Agreement provides that management fees generally are to be paid in advance on a quarterly basis.

                                  THE ISSUERS

     IPCC is a wholly owned subsidiary of ICP-IV and is a Delaware corporation formed solely for the purpose of serving as a co-issuer of the Notes in order to facilitate the Private Offering. ICP-IV believes that certain prospective purchasers of the Notes may be restricted in their ability to purchase debt securities of limited partnerships, such as ICP-IV, unless such debt securities are jointly issued by a corporation. IPCC will not have any substantial operations or assets of any kind and will not have any revenues. As a result, prospective purchasers of the Notes should not expect IPCC to participate in servicing the interest and principal obligations on the Notes. The Indenture imposes substantial restrictions on the activities of IPCC. See "Description of the Notes -- Certain Covenants."

     ICP-IV is a California limited partnership formed in March 1996. The partners of the Operating Partnership transferred their partnership interests to ICP-IV as of June 1996. References herein to ICP-IV or the Company prior to June 1996 refer to the Operating Partnership and its subsidiaries. The Company's executive offices are located at 235 Montgomery Street, Suite 420, San Francisco, California 94104, and its telephone number at such location is (415) 616-4600. The Company's operational headquarters is located at 424 Church Street, Suite 1600, Nashville, Tennessee 37219, and its telephone number at such location is (615) 244-2300.

                               THE EXCHANGE OFFER

SECURITIES OFFERED......$292,000,000 aggregate principal amount of 11 1/4%
                        Senior Notes Due 2006, which have been registered under the Securities Act (the "Exchange Notes," and, together with the Old Notes, the "Notes").

THE EXCHANGE OFFER......Upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), the Company hereby offers to exchange (the "Exchange Offer"), $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Old Notes that are validly tendered and not withdrawn on or prior to the Expiration Date (as defined herein). Holders of Old Notes whose Old Notes are not tendered and accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture governing the Old Notes and the Exchange Notes.

RESALE..................Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below, and any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes or who is an affiliate of the Company may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liabilities under the Securities Act for which the holder is not indemnified by the

                        Company. Each broker-dealer (other than an affiliate of the Company) that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." Any broker-dealer who is an affiliate of the Company may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.


EXPIRATION DATE.........The Exchange Offer will expire at 5:00 p.m., New York
                        City time, on January 9, 1997, unless extended, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.


CONDITIONS TO THE
EXCHANGE OFFER..........Notwithstanding any other term of the Exchange Offer, or any extension of the Exchange Offer, the Issuers will not be required to accept for exchange, or exchange Exchange Notes for, any Old Notes, and may terminate the Exchange Offer or, at their option, modify or otherwise amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

                                  (a) any statute, rule or regulation shall have
                             been enacted, or any action shall have been taken by any court or governmental authority which, in the reasonable judgment of the Issuers, seeks to or would prohibit, restrict, materially delay or otherwise render illegal consummation of the Exchange Offer, or

                                  (b) any change, or any development involving a
                             prospective change, in the business or financial affairs of the Issuers or any of its subsidiaries has occurred which, in the sole judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers, or

                                  (c) there shall occur a change in the current
                             interpretations by the staff of the Commission which, in the Issuers' reasonable judgment, might materially impair the Issuers' ability to proceed with the Exchange Offer.

                        If the Issuers determine in their sole discretion that any of the above conditions is not satisfied, the Issuers may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders,
                        (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date, subject, however, to the right of Holders to withdraw such Old Notes (see "-- Terms of the Exchange Offer-- Withdrawal of Tenders of Notes") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Issuers will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the Holders of Old Notes, and the Issuers will extend the Exchange Offer for a period of time, depending upon the significance of the waiver and the manner of disclosure to such Holders, if the Exchange Offer otherwise would expire during such period. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered. The Issuers reserve the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such conditions.

PROCEDURES FOR TENDERING
OLD NOTES...............Each holder of Old Notes wishing to accept the Exchange
                        Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or facsimile thereof, together with such Old Notes and any other required documentation to The Bank of New York, the Exchange Agent, at the address set forth herein and therein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or, that if such holder or other person is an affiliate of the Company, such holder or other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "The Exchange Offer -- Terms of the Exchange Offer -- Procedures for Tendering Old Notes" and "The Exchange Offer -- Terms of the Exchange Offer -- Guaranteed Delivery Procedures".

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.......Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer -- Terms of the Exchange
                        Offer -- Procedures for Tendering Old Notes."

GUARANTEED DELIVERY
PROCEDURES..............Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Terms of the Exchange
                        Offer -- Guaranteed Delivery Procedures."

ACCEPTANCE OF OLD
NOTES AND DELIVERY OF
EXCHANGE NOTES..........Subject to certain conditions (as described more fully in "The Exchange OfferConditions of the Exchange Offer"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer and not withdrawn, prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered as promptly as practicable following the Expiration Date.

WITHDRAWAL RIGHTS.......Except as otherwise provided herein, tenders of Old
                        Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer -- Terms of the Exchange
                        Offer -- Withdrawal of Tenders of Old Notes."

CERTAIN FEDERAL INCOME
TAX CONSIDERATIONS......For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Old Notes, see "Certain Federal Income Tax Considerations."

EXCHANGE AGENT..........The Bank of New York is the Exchange Agent. The address, telephone number and facsimile number of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent."

CONSEQUENCES OF FAILURE
TO EXCHANGE OLD NOTES...Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act.

REGISTRATION RIGHTS.....In the event the Issuers fail to consummate the Exchange
                        Offer the Issuers will file with the Commission a Shelf Registration Statement to cover resales of the Old Notes by the Holders thereof. If the Exchange Offer Registration Statement or the Shelf Registration Statement is not declared effective, or if the Exchange Offer is not consummated, on or prior to 120 days following the original issuance of the Old Notes (the "Effectiveness Target Date"), the Issuers will be required to pay liquidated damages to the Holders of the Notes equal to 0.50% of principal amount per annum for the first 90-day period following the Effectiveness Target Date. The liquidated damages will increase by an additional 0.25% per annum with respect to each subsequent 90-day period up to a maximum liquidated damages of 1.0% per annum. See "Description of the Notes -- Registration Rights; Liquidated Damages."

                                   THE NOTES

THE NOTES...............$292.0 million principal amount of 11 1/4% Senior Notes
                        Due 2006. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes (except that the Exchange Notes will be registered under the Securities Act) and, therefore, will be treated as a single class under the Indenture with any Old Notes that remain outstanding. The Exchange Notes and the Old Notes are herein collectively referred to as the "Notes."

ISSUERS.................InterMedia Capital Partners IV, L.P. and InterMedia
                        Partners IV, Capital Corp.

ISSUE PRICE.............The Notes will be issued at 100.0% of their principal amount.

INTEREST PAYMENT
DATES...................Cash interest at 11 1/4% per annum will accrue and will be payable on August 1 and February 1 of each year, commencing February 1, 1997.

SECURITY................At the closing of the Private Offering, ICP-IV used
                        $88.8 million of the net proceeds thereof to purchase a portfolio of Pledged Securities that, together with interest thereon, represent funds sufficient to provide for payment in full of interest on the Notes through August 1, 1999 and that are pledged as security for repayment of principal of the Notes under certain circumstances. Proceeds from the Pledged Securities will be used by ICP-IV to make interest payments on the Notes through August 1, 1999. See "Description of the
                        Notes -- Security." The Pledged Securities are held by the Trustee under the Pledge Agreement pending disbursement.

MATURITY DATE...........August 1, 2006.

SINKING FUND............None.

OPTIONAL REDEMPTION.....Except as provided below, the Notes will not be subject to redemption at the option of the Issuers prior to August 1, 2001. Thereafter, the Notes will be redeemable, upon not less than 30 nor more than 60 days notice, at the Issuers' option, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined herein) thereon, if any, to the date of redemption. See "Description of the Notes -- Optional Redemption."

                        In addition, at any time on or prior to August 1, 1999, the Issuers, at their option, may redeem up to 35.0% of the aggregate principal amount of Notes originally issued with the net proceeds of one or more Public Equity Offerings or Strategic Equity Investments (as defined herein), at a redemption price equal to 111.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of redemption, provided however that at least 65.0% of the aggregate principal amount of Notes originally issued are immediately outstanding after giving effect to any such redemption and, provided further, that such redemption occurs within 90 days of the closing of such Public Equity Offering or Strategic Equity Investment.

CHANGE OF CONTROL.......In the event of a Change of Control (as defined herein), each holder of the Notes ("Holder") may require the Issuers to repurchase all of the Notes held by such Holder at 101.0% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase. See "Description of the Notes -- Change of Control Offer."

RANKING.................The Notes will be general obligations of the Issuers and will rank pari passu with all senior indebtedness of the Issuers, if any, and senior in right of payment with all future subordinated indebtedness of the Issuers, if any. ICP-IV is a holding company with no direct operations and, therefore, the Notes will be effectively subordinated to all other liabilities (including trade payables and accrued liabilities) of ICP-IV's subsidiaries. As of September 30, 1996, the obligations of ICP-IV's subsidiaries that are structurally senior to the Notes included total indebtedness of $605.9 million (including obligations under the Bank Facility) and total trade payables and other liabilities of $60.9 million, including $12.1 million in RMH Redeemable Preferred Stock. The Indenture allows ICP-IV and its subsidiaries to incur additional indebtedness.

CERTAIN COVENANTS.......The Indenture contains certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitations on restricted payments; (ii) limitations on incurrence of indebtedness and issuance of preferred equity; (iii) limitations on asset sales;
                        (iv) restrictions on dividends and other payments affecting subsidiaries; (v) limitations on certain transactions with affiliates; and (vi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Issuers to another person. These covenants are subject to important exceptions and qualifications. In the event that the ratings assigned to the Notes from rating agencies are "Investment Grade Ratings" and no Default (as defined herein) or Event of Default (as defined herein) exists, the Issuers will no longer be required to comply with certain covenants. See "Description of the Notes -- Certain Covenants."

USE OF PROCEEDS.........The Company will not receive any proceeds from this exchange offer, and no underwriter is being utilized in connection with the Exchange Offer. See "Use of Proceeds."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be carefully considered in evaluating an investment in the Notes or tendering the Old Notes in exchange for the Exchange Notes offered hereby.

                   ORGANIZATIONAL STRUCTURE OF THE COMPANY(1)

     The Company's organizational structure is summarized as follows (a more detailed organizational chart is located at page 93):

                               [STRUCTURAL CHART]

---------------
(1) In the chart above, "G.P." represents general partner and "L.P." represents limited partner.

(2) Issuers of Notes offered hereby.

          SUMMARY SUPPLEMENTAL HISTORICAL AND PRO FORMA FINANCIAL DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     The following table presents summary historical financial data of the Kingsport System, the ParCable System, IPWT, RMH, the Greenville/Spartanburg System and the Viacom Nashville System on an aggregate basis for the periods indicated. These supplemental data have not been prepared in accordance with GAAP, which do not allow for the aggregation of financial data for entities that are not under common ownership. Nevertheless, management believes that the aggregate financial information shown below (which excludes the Miscellaneous Acquisitions, except since their acquisitions by the Company during the nine months ended September 30, 1996) may be helpful in understanding the historical results of operations of the systems combined in the Acquisitions and in evaluating an investment in the Notes.

                                              YEAR ENDED DECEMBER 31,                    NINE MONTHS ENDED SEPTEMBER 30,
                                  ------------------------------------------------     -----------------------------------
                                                                         PRO FORMA                               PRO FORMA
                                  1993(1)      1994(1)        1995        1995(2)        1995         1996        1996(2)
                                  --------     --------     --------     ---------     --------     --------     ---------
STATEMENT OF OPERATIONS DATA:
Revenue.........................  $171,845     $190,196     $211,821     $211,821      $155,746     $169,246     $169,246
Operating Expenses:
  Program fees..................    32,252       40,445       43,338       42,779        32,042       36,850       36,034
  Other operating costs.........    68,304       75,132       79,474       79,474        54,175       60,370       60,370
  Management and consulting
    fees........................       465          585        2,058        3,350         1,453        1,232        2,513
  Depreciation and
    amortization................                                          134,948                                  91,716
                                                                         ---------                               ----------
        Total operating
          expenses..............                                          260,551                                 190,633
                                                                         ---------                               ----------
Loss from operations............                                          (48,730 )                               (21,387 )
Total interest expense(3).......                                           76,511                                 (57,384 )
Net loss........................                                         (108,450 )                               (68,352 )
BALANCE SHEET DATA
(at end of period):
Total assets....................                                                                    $998,145
Total debt......................                                                                     837,000
Total partners' capital.........                                                                      99,768
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(4).......................  $ 70,824     $ 74,034     $ 86,951                   $ 68,076     $ 70,794     $ 70,329
EBITDA margin(4)................      41.2%        38.9%        41.0%                      43.7%        41.8%        41.6 %
Capital expenditures (excluding
  acquisitions).................    29,513       46,968       50,887                     33,442       46,294
EBITDA to total interest
  expense(3)....................                                                                                      1.2 x
Ratio of earnings to fixed
  charges(5)....................                                                                                       --
OPERATING STATISTICAL DATA (at
the end of period, except
averages):
Homes passed....................   756,081      789,878      813,731                    807,058      848,006
Basic subscribers...............   493,109      528,038      553,865                    544,230      570,153
Basic penetration...............      65.2%        66.9%        68.1%                      67.4%        67.2%
Premium service units...........   341,537      404,557      431,278                    424,330      432,610
Premium penetration.............      69.3%        76.6%        77.9%                      78.0%        75.9%
Average monthly revenue per
  basic subscriber..............  $  31.67     $  31.09     $  32.74                   $  32.28     $  33.14

---------------
(1) The comparability of the combined results of operations for 1993 and 1994 is affected by RMH's acquisitions of cable television systems in 1993. During February, March and December 1993, RMH acquired cable television systems serving, as of their respective acquisition dates, approximately 1,400, 15,600 and 30,300 basic subscribers, respectively, in the Greenville/Spartanburg Cluster and the Nashville Mid-Tennessee Cluster (the "1993 Acquisitions"). Results of operations for the 1993 Acquisitions are included in the 1993 results of operations only from the dates the systems were acquired, whereas results of operations for these systems are included for the full year in 1994 and 1995.

(2) For more detailed information regarding the pro forma financial results, see "Pro Forma Financial Information."

(3) The total interest expense and ratio of EBITDA to total interest expense do not include the interest income from the Pledged Securities.

(4) Earnings before interest, income taxes, depreciation and amortization, gain
     (loss) on disposal of fixed assets and other income (expense). EBITDA margin is EBITDA divided by total revenues. EBITDA and EBITDA margin are commonly used in the cable industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA and EBITDA margin do not purport to represent cash flows from operating activities in related Statements of Cash Flows or the percentage of cash flows to gross revenues and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. EBITDA as presented does not include any adjustments for selling, general and administrative cost savings that management anticipates achieving, compared to predecessors' costs, from the clustering of the Systems. Management estimates such annual costs savings will be approximately $3.3 million. There can be no assurance that the expected cost savings will be achieved in conjunction with the Acquisitions.

(5) In computing the pro forma ratio of earnings to fixed charges, pro forma earnings consist of pro forma loss before income tax benefit and pro forma fixed charges. Pro forma fixed charges include pro forma interest on long-term borrowings, related amortization of debt issue costs, preferred equity dividend requirements and the portion of pro forma rental expense under operating leases deemed to be representative of the interest factor. Pro forma earnings, as adjusted for the Transactions, were inadequate to cover pro forma fixed charges by $124.9 million for the year ended December 31, 1995 and by $74.1 million for the nine months ended September 30, 1996.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     The historical financial and operating data of the Company as of and for the nine months ended September 30, 1996 include the results of operations of the Kingsport System, the ParCable System, IPWT, RMH, the Greenville/Spartanburg System, the Viacom Nashville System and the Miscellaneous Systems only from the dates the systems were acquired by the Company in 1996. Prior to its acquisition of the systems during the nine months ended September 30, 1996, the Company had no operating results to report. Summary financial information has not been provided for IPCC because it was formed in April 1996 in contemplation of the Transactions and its financial position and results of operations are insignificant.

     As a result of the substantial continuing interest in the Company of the former owners of IPWT, RMH and the Greenville/Spartanburg System (the "Previously Affiliated Entities"), which the Company acquired on July 30, 1996 pursuant to the Primary Acquisitions, the historical financial information of the Previously Affiliated Entities has been combined on a historical cost basis through the date of the Company's acquisitions of the systems as if the Previously Affiliated Entities had always been members of the same operating group, except for the Greenville/Spartanburg System, which has been included from January 27, 1995, the date such system was acquired by TCI from an unrelated former cable operator.

     The Summary Financial and Operating Data of the Previously Affiliated Entities presented below include the historical financial information of IPWT and of RMH for each of the three years in the period ended December 31, 1995, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996, and of the Greenville/Spartanburg System for the period from January 27, 1995 through December 31, 1995, for the period from January 27, 1995 through July 31, 1995 and for the period from January 1, 1996 through July 30, 1996. The financial information for the Previously Affiliated Entities has been derived from the Combined Financial Statements of the Previously Affiliated Entities for each of the three years in the period ended December 31, 1995, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996.

     The Summary Financial and Operating Data for the Kingsport System and the ParCable System for each of the three years in the period ended December 31, 1995, the one month ended January 31, 1996, and the summary financial and operating data for the Viacom Nashville System for each of the three years in the period ended December 31, 1995, the six months ended June 30, 1995 and 1996 which are periods prior to the Company's acquisition of each such system, are presented separately. The summary financial and operating data for the Greenville/Spartanburg System are also presented separately for each of the two years in the period ended December 31, 1994 and for the period from January 1, 1995 through January 26, 1995.

     The Summary Financial and Operating Data of the Kingsport System, the ParCable System, the Greenville/Spartanburg System and the Viacom Nashville System have been derived from the audited and unaudited financial statements and accounting records of each of those systems. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto of the Previously Affiliated Entities, the Greenville/ Spartanburg System, the Kingsport System and the Viacom Nashville System included elsewhere in this Prospectus, which include a discussion of events that affect the comparability of the information presented below.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

                                                                         YEAR ENDED      NINE MONTHS ENDED
                                                                        DECEMBER 31,       SEPTEMBER 30,
                             THE COMPANY                                    1995               1996
----------------------------------------------------------------------  ------------     -----------------
STATEMENT OF OPERATIONS DATA:
Revenue...............................................................     $   --            $  47,391
Operating expenses:
  Program fees........................................................         --               10,136
  Other operating costs...............................................         --               15,427
  Depreciation and amortization.......................................         --               26,521
                                                                           ------            ---------
         Total operating expenses.....................................         --               52,084
                                                                           ------            ---------
Loss from operations..................................................         --               (4,693)
Net loss..............................................................         --                 (734)

BALANCE SHEET DATA (AT END OF PERIOD):
Total assets..........................................................     $  707            $ 998,145
Total debt............................................................         --              837,000
Total partners' capital (deficit).....................................       (625)              99,768
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1).............................................................     $   --            $  21,828
EBITDA margin(1)......................................................         --                 46.1%
Cash flows from operating activities..................................         --                7,957
Cash flows from investing activities..................................         --             (528,020)
Cash flows from financing activities..................................         --              533,584
Capital expenditures (excluding acquisitions).........................         --               10,910
Ratio of earnings to fixed charges(2).................................         --                   --
OPERATING STATISTICAL DATA (AT END OF PERIOD, EXCEPT AVERAGES):
Homes passed(3).......................................................         --              848,006
Basic subscribers(4)..................................................         --              570,153
Basic penetration(5)..................................................         --                 67.2%
Premium service units(4)..............................................         --              432,610
Premium penetration(5)................................................         --                 75.9%
Average monthly revenue per basic subscriber(6).......................     $   --            $   29.43

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

                                                                                           SEVEN
                                                                                          MONTHS
                                                                                           ENDED
                                                            YEAR ENDED DECEMBER 31,        JULY      PERIOD
                                                         ------------------------------     31,     1/1/96-
           PREVIOUSLY AFFILIATED ENTITIES(7)               1993       1994     1995(8)     1995     7/30/96
-------------------------------------------------------  --------   --------   --------   -------   --------
STATEMENT OF OPERATIONS DATA:
Revenue................................................  $ 57,685   $ 73,049   $128,971   $72,578   $ 81,140
Operating expenses:
  Program fees.........................................     9,376     13,189     24,684    13,923     17,080
  Other operating costs................................    20,215     25,675     47,360    25,663     29,698
  Management and consulting fees.......................       465        585        815       530        398
  Depreciation and amortization........................    66,940     68,216     70,154    41,141     36,507
                                                         --------   --------   --------   -------   --------
         Total operating expenses......................    96,996    107,665    143,013    81,257     83,683
                                                         --------   --------   --------   -------   --------
Loss from operations...................................   (39,311)   (34,616)   (14,042)   (8,679)    (2,543)
Net loss...............................................   (55,992)   (60,027)   (44,910)  (27,923)   (35,272)
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...........................................  $357,652   $275,058   $590,494              578,870
Total debt.............................................   431,896    403,500    411,219              423,659
Total equity (deficit).................................  (129,800)  (166,977)    37,249               17,263
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1)..............................................  $ 27,629   $ 33,600   $ 56,112   $32,462   $ 33,964
EBITDA margin(1).......................................      47.9%      46.0%      43.5%     44.7%      41.9%
Cash flows from operating activities...................   (12,186)      (112)     8,107     8,441    (14,007)
Cash flows from investing activities...................   (30,838)     4,871    (24,614)   (7,856)   (18,736)
Cash flows from financing activities...................    12,692     (4,784)    18,066        28     30,086
Capital expenditures (excluding acquisitions)..........    11,334     12,432     26,301     9,745     18,587
Ratio of earnings to fixed charges(2)..................        --         --         --        --         --
Operating Statistical Data (at end of period, except
  averages):
Homes passed(3)........................................   308,429    332,645    503,246   497,130    512,926
Basic subscribers(4)...................................   211,745    227,050    354,436   345,039    360,057
Basic penetration(5)...................................      68.7%      68.3%      70.4%     69.4%      70.2%
Premium service units(4)...............................   128,732    151,528    265,216   258,928    264,541
Premium penetration(5).................................      60.8%      66.7%      74.8%     75.0%      73.5%
Average monthly revenue per basic subscriber(6)........  $  27.86   $  27.85   $  31.08   $ 31.67   $  32.35

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

                                                                           YEAR ENDED
                                                                          DECEMBER 31,            PERIOD
                                                                      ---------------------      1/1/95-
                   GREENVILLE/SPARTANBURG SYSTEM                        1993         1994       1/26/95(8)
--------------------------------------------------------------------  --------     --------     ----------
STATEMENT OF OPERATIONS DATA:
Revenue.............................................................  $ 43,892     $ 45,899      $  3,117
Operating expenses:
  Program fees......................................................    10,908       14,076           795
  Other operating costs.............................................    16,859       17,998         1,309
  Depreciation and amortization.....................................     7,328        7,332           618
                                                                      --------     --------      --------
         Total operating expenses...................................    35,095       39,406         2,722
                                                                      --------     --------      --------
Income from operations..............................................     8,797        6,493           395
Net income..........................................................     4,931        3,503           146
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets........................................................  $ 71,200     $ 66,469
Total debt..........................................................    27,386       20,467
Total parent's investment...........................................    31,362       34,865
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1)...........................................................  $ 16,125     $ 13,825      $  1,013
EBITDA margin(1)....................................................      36.7%        30.1%         32.5%
Cash flows from operating activities(9).............................                 10,727           (18)
Cash flows from investing activities(9).............................                (11,032)         (385)
Cash flows from financing activities(9).............................                    (94)          157
Capital expenditures (excluding acquisitions).......................     7,871       11,032           385
Ratio of earnings to fixed charges(2)...............................       4.8x         3.4x          2.3x
OPERATING STATISTICAL DATA (AT END OF PERIOD, EXCEPT AVERAGES):
Homes passed(3).....................................................   153,600      155,624
Basic subscribers(4)................................................   105,621      112,985
Basic penetration(5)................................................      68.8%        72.6%
Premium service units(4)............................................    95,022      102,668
Premium penetration(5)..............................................      90.0%        90.9%
Average monthly revenue per basic subscriber(10)....................  $  35.23     $  34.99

                                                                                                     MONTH
                                                                  YEAR ENDED DECEMBER 31,            ENDED
                                                              -------------------------------     JANUARY 31,
                      KINGSPORT SYSTEM                         1993        1994        1995          1996
------------------------------------------------------------  -------     -------     -------     -----------
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $10,443     $10,100     $10,914        $ 937
Operating expenses:
  Program fees..............................................    2,065       1,950       2,219          211
  Other operating costs.....................................    3,203       3,116       3,484          356
  Depreciation and amortization.............................    1,094         924       1,087           87
                                                              -------     -------     -------        -----
         Total operating expenses...........................    6,362       5,990       6,790          654
                                                              -------     -------     -------        -----
Income from operations......................................    4,081       4,110       4,124          283
Net income..................................................    4,126       4,230       3,268          193
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets................................................  $ 7,791     $ 7,735     $ 8,385
Total debt..................................................       --          --          --
Total divisional equity.....................................    6,867       6,686       6,644
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1)...................................................  $ 5,175     $ 5,034     $ 5,211        $ 370
EBITDA margin(1)............................................     49.6%       49.8%       47.7%        39.5%
Cash flows from operating activities(9).....................                            4,309          267
Cash flows from investing activities(9).....................                           (1,108)         (18)
Cash flows from financing activities(9).....................                           (3,193)        (209)
Capital expenditures (excluding acquisitions)...............      430         508       1,108           18
Ratio of earnings to fixed charges(2).......................     57.5x       50.8x        4.5x         3.0x
OPERATING STATISTICAL DATA (AT END OF PERIOD, EXCEPT
  AVERAGES):
Homes passed period(3)......................................   39,951      41,180      42,307
Basic subscribers(4)........................................   30,006      31,032      31,434
Basic penetration(5)........................................     75.1%       75.4%       74.3%
Premium service units(4)....................................    9,015      11,049      12,809
Premium penetration(5)......................................     30.0%       35.6%       40.7%
Average monthly revenue per basic subscriber(6).............  $ 29.15     $ 27.64     $ 28.91

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

                                                                                                     MONTH
                                                                  YEAR ENDED DECEMBER 31,            ENDED
                                                              -------------------------------     JANUARY 31,
PARCABLE SYSTEM                                                1993        1994        1995          1996
------------------------------------------------------------  -------     -------     -------     -----------
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $ 6,406     $ 6,500     $ 6,777       $   621
Operating expenses:
  Program fees..............................................    1,528       1,606       1,746           148
  Other operating costs.....................................    3,854       3,390       2,223           242
  Management and consulting fees............................       --          --       1,243           113
  Depreciation and amortization.............................      722         680         662            55
                                                              -------     -------     -------          ----
         Total operating expenses...........................    6,104       5,676       5,874           558
                                                              -------     -------     -------          ----
Income from operations......................................      302         824         903            63
Net income..................................................      108         789         829            58
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets................................................  $ 3,188     $ 2,693     $ 2,221
Total debt..................................................       --          --          --
Total shareholder's equity..................................    8,195      10,790      13,318
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1)...................................................  $ 1,024     $ 1,504     $ 1,565       $   118
EBITDA margin(1)............................................     16.0%       23.1%       23.1%         19.0%
Cash flows from operating activities(9).....................
Cash flows from investing activities(9).....................
Cash flows from financing activities(9).....................
Capital expenditures (excluding acquisitions)...............      190         169         135             6
Ratio of earnings to fixed charges(2).......................     10.6x       16.9x       26.1x         22.0x
OPERATING STATISTICAL DATA (AT END OF PERIOD,
  EXCEPT AVERAGES):
Homes passed(3).............................................   26,985      27,238      27,529
Basic subscribers(4)........................................   20,363      21,019      21,729
Basic penetration(5)........................................     75.5%       77.2%       78.9%
Premium service units(4)....................................    9,788       9,833       9,464
Premium penetration(5)......................................     48.1%       46.8%       43.6%
Average monthly revenue per basic subscriber(6).............  $ 26.96     $ 26.33     $ 26.64

                                                                                         SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                ----------------------------------     ---------------------
           VIACOM NASHVILLE SYSTEM                1993         1994         1995         1995         1996
----------------------------------------------  --------     --------     --------     --------     --------
STATEMENT OF OPERATIONS DATA:
Revenue.......................................  $ 53,419     $ 54,648     $ 62,042     $ 29,834     $ 33,293
Operating expenses:
  Program fees................................     8,375        9,624       13,894        6,595        7,872
  Other operating costs.......................    24,173       24,953       25,098       11,973       13,428
  Depreciation and amortization...............     8,010        8,368        9,655        4,605        5,657
                                                --------     --------     --------     --------     --------
         Total operating expenses.............    40,558       42,945       48,647       23,173       26,957
                                                --------     --------     --------     --------     --------
Income from operations........................    12,861       11,703       13,395        6,661        6,336
Net income....................................     9,461        6,308        3,793        1,823        1,734
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets..................................  $ 90,342     $104,187     $117,198                  $123,907
Total debt....................................        --           --           --                        --
Total owner's equity..........................    87,122       99,482      105,637                  $111,122
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1).....................................  $ 20,871     $ 20,071     $ 23,050     $ 11,266     $ 11,993
EBITDA margin(1)..............................      39.1%        36.7%        37.2%        37.8%        36.0%
Cash flows from operating activities..........    15,034       15,762       19,929       14,109        8,900
Cash flows from investing activities..........   (10,035)     (21,815)     (22,291)     (10,260)     (12,651)
Cash flows from financing activities..........    (4,999)       6,053        2,362       (3,849)       3,751
Capital expenditures (excluding
  acquisitions)...............................     9,688       22,827       22,958       10,470       12,480
Ratio of earnings to fixed charges(2).........       3.4x         2.7x         2.4x         2.4x         2.3x
OPERATING STATISTICAL DATA (AT END OF PERIOD,
  EXCEPT AVERAGES):
Homes passed(3)...............................   227,116      233,191      240,649      235,890      243,705
Basic subscribers(4)..........................   125,374      135,952      146,266      141,045      149,362
Basic penetration(5)..........................      55.2%        58.3%        60.8%        59.8%        61.3%
Premium service units(4)......................    98,980      129,479      143,789      139,502      146,395
Premium penetration(5)........................      78.9%        95.2%        98.3%        98.9%        98.0%
Average monthly revenue per basic
  subscriber(6)...............................  $  36.07     $  34.76     $  36.57     $  35.53     $  37.15

 (1) Earnings before interest, income taxes, depreciation and amortization, gain
     (loss) on disposal of fixed assets and other income (expense). EBITDA margin is EBITDA divided by total revenues. EBITDA and EBITDA margin are commonly used in the cable industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA and EBITDA margin do not purport to represent cash flows from operating activities in related Statements of Cash Flows or cash flow as a percentage of revenue and should not be considered in isolation or as a substitute for or superior to measures of performance in accordance with GAAP.

 (2) In computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense (benefit) and fixed charges. Fixed charges include interest on long-term borrowings, related amortization of debt issue costs and the portion of rental expense under operating leases deemed to be representative of the interest factor. The Company's earnings for the nine months ended September 30, 1996 were inadequate to cover fixed charges by $18,365. For the Previously Affiliated Entities, earnings for the years ended December 31, 1993, 1994 and 1995, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996 were inadequate to cover fixed charges by $77,648, $79,047, $62,412, $36,565 and $50,016, respectively.

 (3) Homes passed refers to estimates of the approximate number of dwelling units in a particular community that can be connected to the cable television distribution system without any further significant extension of principal transmission lines. Such estimates are derived from a variety of sources, including billing records, house counts, city directories and other local sources.

 (4) Except for the Viacom Nashville System, basic subscribers at end of period are determined as the sum of all private residential customers being directly billed for basic cable services and total bulk and commercial equivalent units. Total bulk and commercial equivalent units for any month are equal to related cable revenue for such month divided by the predominant rate charged within the system for basic and expanded basic services. For the Viacom Nashville System, basic subscribers at end of period are determined as the number of subscribers directly billed for basic cable services. Premium service units at end of period equal the aggregate number of single premium channels to which customers subscribed. A basic subscriber may subscribe to more than one premium service.

 (5) Basic penetration represents basic subscribers at the end of a period calculated as a percentage of homes passed at the end of such period. Premium penetration represents premium service units at the end of a period calculated as a percentage of total basic subscribers as of the corresponding period end.

 (6) Average monthly revenue per basic subscriber is calculated as the sum of total revenue per average number of basic subscribers for each month divided by the number of months during the period presented. The average number of basic subscribers for each month is calculated as the sum of the number of basic subscribers as of the beginning of the month and the number of basic subscribers as of the end of the month divided by two.

 (7) The combined information of the Previously Affiliated Entities includes the historical financial information of IPWT and RMH as of and for each of the three years in the period ended December 31, 1995, as of and for the seven months ended July 31, 1995, as of July 30, 1996 and for the period from January 1, 1996 through July 30, 1996 and of the Greenville/Spartanburg System as of December 31, 1995, July 31, 1995 and July 30, 1996 and for the period from January 27, 1995 through December 31, 1995, for the period from January 27, 1995 through July 31, 1995 and for the period from January 1, 1996 through July 30, 1996. The comparability of the combined results of operations for 1993 and 1994 is affected by RMH's 1993 Acquisitions of cable television systems serving approximately 47,300 basic subscribers in the Greenville/Spartanburg Cluster and the Nashville/Mid-Tennessee Cluster. Results of operations for the 1993 Acquisitions are included in 1993 results of operations only from the dates such systems were acquired, whereas results of operations for such systems are included for the full year in 1994 and 1995.

 (8) The historical financial information of the Previously Affiliated Entities have been combined on a historical cost basis as if the Previously Affiliated Entities had always been members of the same operating group, except for the Greenville/Spartanburg System, which has been included from January 27, 1995, the date such system was acquired by TCI from an unrelated former cable operator.

     The results of operations of the Greenville/Spartanburg System for the period from January 1, 1995 through January 26, 1995 are presented separately under the Summary Historical Financial and Operating Data of the Greenville/Spartanburg System, along with the 1993 and 1994 information for the Greenville/Spartanburg System.

 (9) Cash flows from operating, investing and financing activities are not available for the following systems for the following periods as statements of cash flows were not prepared by the former operators of the respective systems:

Greenville/Spartanburg System   --   Year ended December 31, 1993
Kingsport System                --   Years ended December 31, 1993 and 1994
ParCable System                 --   Years ended December 31, 1993, 1994 and 1995
                                --   One month ended January 31, 1996

(10) Average monthly revenue per basic subscriber for the Greenville/Spartanburg System for the years ended December 31, 1993 and 1994 is calculated as the total revenue for the year divided by the average number of basic subscribers for the corresponding year. Average number of basic subscribers was calculated as the sum of the number of basic subscribers at January 1 and December 31 of each year divided by two. The number of basic subscribers for each month in 1993 and 1994 is not available.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, before tendering their Old Notes for the Exchange Notes offered hereby, holders of Old Notes and prospective purchasers should consider carefully the following factors, which (other than "Consequences of Exchange and Failure to Exchange" and "Absence of Public Market; Possible Volatility of Exchange Note Price") are generally applicable to the Old Notes as well as the Exchange Notes:

CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. The Issuers do not intend to register the Old Notes under the Securities Act. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes could be adversely affected. See "The Exchange Offer."

SUBSTANTIAL LEVERAGE; DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

     The Company has indebtedness that is substantial in relation to partners' capital. On September 30, 1996, the Company's total debt balance was approximately $837.0 million and partners' capital balance was approximately $99.8 million. Under the Financing Plan, ICP-IV has received $360.0 million of new equity from its partners, comprised of cash and in-kind contributions. Pro forma earnings, as adjusted for the Transactions, were inadequate to cover pro forma fixed charges by $124.9 million for the year ended December 31, 1995 and by $74.1 million for the nine months ended September 30, 1996. See "Pro Forma Financial Information." In addition, subject to the restrictions in the indenture for the Notes (the "Indenture"), ICP-IV and its subsidiaries (other than IPCC) may incur additional indebtedness from time to time to finance acquisitions and capital expenditures or for general corporate purposes. The high level of the Company's indebtedness will have important consequences to Holders of the Notes, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for general corporate purposes or for the Capital Improvement Program; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or for the Capital Improvement Program may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions generally. See "-- Future Capital Requirements."

     There can be no assurance that the Company will generate earnings in future periods sufficient to cover its fixed charges, including its debt service obligations with respect to the Notes. In the absence of such earnings or other financial resources, the Company could face substantial liquidity problems. ICP-IV's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, including the successful implementation of the Capital Improvement Program (which the Company currently anticipates will require approximately $230.1 million in additional capital through 2001), and will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control. Based upon expected increases in revenue and cash flow, the Company anticipates that its cash flow, together with available borrowings, including borrowings under the Revolving Credit Facility, will be sufficient to meet its operating expenses and capital expenditure requirements and to service its debt requirements for the next several years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." However, in order to satisfy its repayment obligations with respect to the Notes, ICP-IV may be required to refinance the Notes on their maturity. There can be no assurance that financing will be available at that time in order to accomplish any necessary refinancing on terms favorable to the Company or at all. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. Management believes that substantial growth in revenues and operating cash flows is not achievable without implementing at least a significant portion of the Capital Improvement Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HOLDING COMPANY STRUCTURE; STRUCTURAL SUBORDINATION

     The Notes will be general obligations of the Issuers and will rank pari passu with all senior indebtedness of the Issuers, if any. The Company's operations are conducted through the Operating Partnership's direct and indirect subsidiaries. The Issuers hold no significant assets other than their investments in and advances to ICP-IV's subsidiaries and the Issuers have no independent operations and, therefore, are dependent on the cash flow of ICP-IV's subsidiaries and other entities to meet their own obligations, including the payment of interest and principal obligations on the Notes when due. Accordingly, the Issuers' ability to make interest and principal payments when due to Holders and the Issuers' ability to purchase the Notes upon a Change of Control or Asset Sale is dependent upon the receipt of sufficient funds from ICP-IV's subsidiaries and will be severely restricted by the terms of existing and future indebtedness of ICP-IV's subsidiaries. The Bank Facility was entered into by a subsidiary of ICP-IV and prohibits payment of distributions by any of ICP-IV's subsidiaries to the Issuers prior to February 1, 2000, and permits such distributions thereafter only to the extent necessary for ICP-IV to make cash interest payments on the Notes at the time such cash interest is due and payable, provided that no default or event of default with respect to the Bank Facility exists or would exist as a result. See "Description of Other Obligations -- The Bank Facility." There can be no assurance that the Bank Facility will permit the distribution of amounts sufficient for ICP-IV to make cash interest payments when due. See "-- Substantial Leverage; Deficiency of Earnings to Cover Fixed Charges." Furthermore, ICP-IV's subsidiaries, other than IPCC, will not be obligors under the Notes. As a result, the creditors of ICP-IV, including the Holders, will effectively rank junior to all creditors of ICP-IV's subsidiaries, other than IPCC, including trade creditors and the bank lenders under the Bank Facility. In the event of dissolution, bankruptcy, liquidation or reorganization of ICP-IV or any of its subsidiaries, the Holders will not receive any amounts in respect of the Notes until after payment in full of the claims of creditors of ICP-IV's subsidiaries, other than IPCC. As of September 30, 1996 the obligations of ICP-IV's subsidiaries that are structurally senior to the Notes included total indebtedness of $605.9 million (including obligations under the Bank Facility), and total trade payables and other liabilities of $60.9 million, including $12.1 million in RMH Redeemable Preferred Stock. In addition, the Indenture will allow ICP-IV and its subsidiaries to incur additional Indebtedness. See "Capitalization"; "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of the Notes."

NONRECOURSE NATURE OF THE NOTES

     The Notes are being issued solely by the Issuers, which are the sole obligors thereunder. Neither the general partner of ICP-IV (the "General Partner"), the direct and indirect investors in ICP-IV (including TCI and other institutional investors), nor any of their respective directors, officers, partners, stockholders, employees or affiliates will be an obligor under the Notes, and the Indenture expressly provides that the General Partner, the investors in ICP-IV (including TCI and other institutional investors), together with their respective directors, officers, partners, stockholders, employees or affiliates shall not have any liability for any obligations of the Issuers under the Notes or such Indenture or any claim based on, in respect of, or by reason of, such obligations, and that by accepting the Notes, each Holder waives and releases all such liability, which waiver and release are part of the consideration for issuance of the Notes. There should be no expectation that the General Partner, the direct and indirect investors in ICP-IV (including TCI and other institutional investors), or any person other than the Issuers, will, in the future, fund the operations or deficits of the Issuers or any of their subsidiaries. See "Description of the Notes."

RESTRICTIONS IMPOSED BY LENDERS

     The Bank Facility and, to a lesser extent, the Indenture contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets or merge, incur debt, pay distributions, repurchase or redeem capital stock, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate activities. The Bank Facility also contains, among other covenants, requirements that the Operating Partnership maintain specified financial ratios, including maximum leverage and minimum interest coverage and prohibits the Operating Partnership and its subsidiaries from prepaying the Company's other indebtedness (including the Notes). The ability of the Company to comply with such provisions may be affected by events that are beyond the Company's control. The breach of any of these covenants could result in a default under the Bank Facility. In the event of any such default, lenders party to the Bank Facility could elect to declare all amounts borrowed under the Bank Facility, together with accrued interest and other fees, to be due and payable. If the indebtedness under the Bank Facility were to be accelerated, all indebtedness outstanding under such Bank Facility would be required to be paid in full before the subsidiaries of ICP-IV that are parties to the Bank Facility would be permitted to distribute any assets or cash to ICP-IV. There can be no assurance that the assets of ICP-IV and its subsidiaries would be sufficient to repay all borrowings under the Bank Facility and the other creditors of such subsidiaries in full. In addition, as a result of these covenants, the ability of the Operating Partnership and its subsidiaries to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the Company. See "Description of Other
Obligations -- The Bank Facility."

PURCHASE OF NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Issuers are required to make an offer to purchase all outstanding Notes at a purchase price equal to 101.0% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Issuers will have available funds sufficient to purchase the Notes upon a Change of Control. In addition, any Change of Control, and any repurchase of the Notes required under the Indenture upon a Change of Control, would constitute an event of default under the Bank Facility, with the result that the obligations of the borrowers thereunder could be declared due and payable by the lenders. Any acceleration of the obligations under the Indenture or the Bank Facility would make it unlikely that the Operating Partnership could make adequate distributions to ICP-IV in order to service the Notes and, accordingly, that the Operating Partnership could make adequate distributions to ICP-IV as required to permit the Issuers to effect a purchase of the Notes upon a Change of Control. See "Description of Other Obligations."

FUTURE CAPITAL REQUIREMENTS

     Consistent with the Company's business strategy, and in order to comply with requirements imposed by certain of its franchising authorities and to address existing and potential competition, the Company has begun implementing the Capital Improvement Program. Pursuant to the Capital Improvement Program, the Company plans to expand and upgrade the Systems' plant to improve channel capacity and system reliability and to allow for interactive services such as enhanced pay-per-view, home shopping, data transmission (including Internet access), telephone services and other interactive services to the extent they become technologically viable and economically practicable. The Company expects to upgrade both its existing systems with a digital-capable, high-capacity, broadband hybrid fiber/coaxial cable to accomplish these objectives. The Company currently plans to spend approximately $230.1 million in additional capital through 2001 to fully implement the Capital Improvement Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Although the Company has taken steps to begin the upgrading process and anticipates that it will continue to upgrade portions of its systems over the next several years, there can be no assurance that the Company will be able to upgrade its cable television systems at a rate that will allow it to remain competitive with competitors that either do not rely on cable into the home (e.g., MMDS and DBS (as defined herein)) or have access to significantly greater amounts of capital and an existing communications network (e.g., certain telephone companies). In addition, the Company currently estimates that it will make other capital expenditures through 2001 of approximately $127.4, principally for maintenance of its plant and other fixed assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's business requires continuing investment to finance capital expenditures and related expenses for expansion of the Company's subscriber base and system development. There can be no assurance that the Company will be able to fund its Capital Improvement Program or any of its other capital expenditures. The Company's inability to upgrade its cable television systems or make its other planned capital expenditures would have a material adverse effect on the Company's operations and competitive position and could have a material adverse effect on the Company's ability to service its debt, including the Notes. See "Business -- Upgrade Strategy and Capital Expenditures."

LIMITED OPERATING HISTORY; DEPENDENCE ON MANAGEMENT

     ICP-IV was organized in March 1996. The partners of the Operating Partnership transferred their partnership interests to ICP-IV in 1996. See "The Partnership Agreement -- Organization." Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of its performance and an investment in the Notes. Pursuant to the Acquisitions, the Company has substantially increased the size of its operations. Therefore, the historical financial data of the Company may not be indicative of the Company's future results of operations. Further, there can be no assurance that the Company will be able to successfully implement its business strategy. The future success of the Company will be largely dependent upon the efforts of senior management of its general partner, ICM-IV, including Leo J. Hindery, Jr., the Company's founder who manages the business and operations of the Company. See "Management" and "Certain Relationships and Related Transactions -- Management by ICM-IV." Although ICM-IV as general partner of ICP-IV may acquire systems on behalf of the Company, there is no obligation to do so. Further, the Related InterMedia Entities or a new entity controlled by Mr. Hindery may acquire cable television systems not contemplated in this Prospectus, which may require a substantial amount of the attention of Mr. Hindery.

COMPETITION IN CABLE TELEVISION INDUSTRY; RAPID TECHNOLOGICAL CHANGE

     Cable television systems face competition from other sources of news, information and entertainment, such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive computer programs and home video products, including video tape cassette recorders. Competing sources of video programming include, but are not limited to, off-air broadcast television, direct broadcast satellite ("DBS") service, multipoint multichannel distribution service ("MMDS") systems, satellite master antenna television ("SMATV") systems and other new technologies. Furthermore, the cable television industry is subject to rapid and significant changes in technology. The effect of any future technological changes on the viability or competitiveness of the Company's business cannot be predicted. See "Business -- Competition."

     In addition, the Telecommunications Act of 1996 has repealed the cable/telephone cross-ownership ban, and telephone companies will now be permitted to provide cable television service within their service areas. Certain of such potential service providers have greater financial resources than the Company, and in the case of local exchange carriers seeking to provide cable service within their service areas, have an installed plant and switching capabilities, any of which could give them competitive advantages with respect to cable television operators such as the Company.

     BellSouth Telecommunications, Inc. ("BellSouth") has applied for cable franchises in certain areas where the Company operates. On October 22, 1996 the Tennessee Cable Telecommunications Association and the Cable Television Association of Georgia filed a formal complaint with the Federal Communications Commission challenging certain acts and practices that BellSouth is taking in connection with its deployment of video distribution facilities in certain areas of Tennessee and Georgia. The Company is joined by several other cable operators in the complaint. The Company cannot predict the likelihood of success in this complaint nor can there be any assurance that the Company will be successful with this complaint. Furthermore, the Company cannot predict either the extent to which competition from Bell South or other potential service providers will materialize or, if such competition materializes, the extent of its effect on the Company. See "Business -- Competition."

REGULATION OF THE CABLE TELEVISION INDUSTRY

     The cable television industry is subject to extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In February 1996, Congress passed, and the President signed into law, major telecommunications reform legislation, the Telecommunications Act of 1996 (the "1996 Act"). Among other things, the 1996 Act reduces in some circumstances and by 1999 will eliminate, rate regulation for cable programming service ("CPS") packages for all cable television systems and immediately eliminates regulation of this service tier for small cable operators. The Federal Communications Commission (the "FCC") is undertaking numerous rulemaking proceedings to interpret and implement the provisions of the 1996 Act. The 1996 Act and the FCC's implementing regulations could have a significant effect on the cable television industry. In addition, the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") imposed substantial regulation on the cable television industry, including rate regulation, and significant portions of the 1992 Act remain in effect despite the enactment of the 1996 Act and remain highly relevant to the Company's operations.

     The Company elected the benchmark or cost-of-service methodologies to justify its basic and CPS tier rates in effect prior to May 15, 1994, but relied primarily upon the cost-of-service methodology to justify regulated service rates in effect after May 14, 1994. The Company's cost-of-service cases justifying certain rates for the CPS tier of service are currently pending before the FCC. Additionally, pursuant to the FCC's regulations, several local franchising authorities are reviewing the Company's basic rate justifications and several other franchising authorities have requested that the FCC review the Company's basic rate justifications. Although the Company generally believes that its rates are justified under the FCC's benchmark or cost-of-service methodologies, it cannot predict the ultimate resolution of these cases.

     Management believes that the regulation of the cable television industry will remain a matter of interest to Congress, the FCC and other regulatory bodies. There can be no assurance as to what, if any, future actions such legislative and regulatory authorities may take or the effect thereof on the industry or the Company. See "Legislation and Regulation."

EXPIRATION OF FRANCHISES

     As of September 30, 1996, twenty-one franchises relating to approximately 16,944 of the basic subscribers served by the Systems, have expired or are scheduled to expire prior to December 31, 1996. The terms of these franchises require the Company to negotiate the renewals of such franchises with the local franchising authorities, and all twenty-one franchises are currently in informal renewal negotiations. In connection with a renewal of a franchise, the franchising authority may require the Company to comply with different conditions with respect to franchise fees, channel capacity and other matters, which conditions could increase the Company's cost of doing business. Although management believes that it generally will be able to negotiate renewals of its franchises, there can be no assurance that the Company will be able to do so and the Company cannot predict the impact of any new or different conditions that might be imposed by franchising authorities in connection with such renewals. See "Business -- Franchises."

RELATED PARTY TRANSACTIONS

     Conflicts of interests may arise due to certain contractual relationships of the Company and the Company's relationship with the Related InterMedia Entities and its other affiliates. InterMedia Management, Inc. ("IMI"), which is wholly owned by Leo J. Hindery, Jr., provides administrative services at cost to the Company and to the operating companies of the Related InterMedia Entities. Conflicts of interest may arise in the allocation of management and administrative services as a result of such relationships. NationsBanc Capital Markets, Inc., one of the Initial Purchasers, is an affiliate of NationsBanc Investment Corp. and certain of its affiliates, which together hold a 9.0% limited partnership interest in ICP-IV. Toronto Dominion Securities (USA) Inc., one of the Initial Purchasers, is an affiliate of Toronto Dominion Capital, which holds a 3.0% limited partnership interest in ICP-IV. See "The Acquisitions"; "Certain Relationships and Related Transactions" and "Plan of Distribution."

LOSS OF BENEFICIAL RELATIONSHIP WITH TCI

     The Company's relationship with TCI currently enables the Company to (i) purchase programming services and equipment from a subsidiary of TCI at rates that management believes are generally lower than the Company could obtain through arm's-length negotiations with third parties, (ii) share in TCI's marketing test results, (iii) share in the results of TCI's research and development activities and (iv) consult with TCI's operating personnel with expertise in engineering, technical, marketing, advertising, accounting and regulatory matters. While the Company expects the relationship to continue, TCI is under no obligation to offer such benefits to the Company, and there can be no assurance that such benefits will continue to be available in the future should TCI's ownership in the Company significantly decrease or should TCI for any other reason decide not to continue to offer such benefits to the Company. The loss of the relationship with TCI could adversely affect the financial position and results of operations of the Company. Further, the Bank Facility provides that an event of default will exist if TCI does not own beneficially 35.0% or more of ICP-IV's non-preferred partnership interests. See
"Business -- Relationship with TCI"; "Certain Relationships and Related Transactions -- Certain Other Relationships"; "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with Affiliates" and "Description of Other Obligations -- The Bank Facility."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF EXCHANGE NOTE PRICE

     The Exchange Notes are new securities for which there is currently no market. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for the inclusion of the Exchange Notes in any automated quotation system. Although the Company has been advised by the Initial Purchasers that, following completion of the Private Offering, the Initial Purchasers intended to make a market in the Notes, they are not obligated to do so and any such market making activities may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. If a market for the Exchange Notes were to develop, the Exchange Notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. There can be no assurance that, if a market for the Exchange Notes were to develop, such a market would not be subject to similar disruptions.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were originally issued and sold by the Issuers on July 30, 1996 to the Initial Purchasers in reliance on Section 4(2) of the Securities Act. The Initial Purchasers offered and sold the Old Notes only to "qualified institutional buyers" (as defined in Rule 144A) in compliance with Rule 144A and to a limited number of other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that, prior to their purchase of Old Notes, delivered to the Initial Purchasers a letter containing certain representations and agreements.

     In connection with the sale of the Old Notes, the Issuers and the Initial Purchasers entered into a Registration Rights Agreement dated July 19, 1996 (the "Registration Agreement"), which generally requires the Issuers (i) to file with the Commission the Exchange Offer Registration Statement with respect to the Exchange Offer or (ii) to cause the Old Notes to be registered under the Securities Act pursuant to a Shelf Registration Statement (as defined herein). The sole purpose of this Exchange Offer is to fulfill the obligations of the Issuers with respect to the Registration Agreement. The term "holder" with respect to the Exchange Offer means any person in whose name Notes are registered on the registrar's books or any other person who has obtained a properly completed bond power from the registered Holder, or any person whose Notes are held of record by The Depository Trust Company ("DTC") who desires to deliver such Old Notes, by book-entry transfer at DTC.

     Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Issuers believe the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder thereof (other than broker-dealers, as set forth below, and any such Holder that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes or who is an affiliate of the Issuers may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such Holder incurring liabilities under the Securities Act for which the Holder is not indemnified by the Issuers. Each broker-dealer (other than an affiliate of the Issuers) that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Issuers have agreed that, for a period of 180 days after the Expiration Date, it will make the Prospectus available to any broker-dealer for use in connection with any such sale. See "Plan of Distribution." Any broker-dealer who is an affiliate of the Issuers may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     The Exchange Offer is not being made to, nor will the Issuers accept surrenders for exchange from, Holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

     By tendering in the Exchange Offer, each Holder of Old Notes will represent to the Issuers that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the Holder, (ii) neither the Holder of Old Notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (iii) neither the Holder nor any such other person is an "affiliate" of the Issuers as defined in Rule 405 under the Securities Act or, if such Holder is an "affiliate," that such Holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (iv) if the Holder is not a broker-dealer, that neither the Holder nor any such other person is engaged in or intends to engage in the distribution of such Exchange Notes, and (v) if such Holder is a broker-dealer, that it will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to participate. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on whether to participate in the Exchange Offer.

     Pursuant to the terms of the Registration Agreement, if, under certain circumstances, the Exchange Offer is not permitted, the Issuers shall, as promptly as practicable (but in no event more than 30 days after so required or requested pursuant to the Registration Agreement), file with the Commission and thereafter shall cause to be declared effective under the Securities Act within 90 days after so required or requested pursuant to the Registration Agreement a Shelf Registration Statement relating to the offer and sale of the Old Notes or the Exchange Notes, as applicable, by the Holders from time to time in accordance with the methods of distribution elected by such Holders and set forth in such Shelf Registration Agreement. The Issuers will be required to keep the Shelf Registration Statement continuously effective in order to permit the prospectus forming part thereof to be usable by the Holders for a period of three years from the date of the Shelf Registration Statement is declared effective by the Commission or such shorter period that will terminate when all the Old Notes or Exchange Notes, as applicable, covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement.

TERMS OF THE EXCHANGE OFFER

     General. Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Issuers hereby offer to exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Subject to the minimum denomination requirements of the Exchange Notes, the Issuers will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in amounts that are integral multiples of $1,000 principal amount.

     The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Old Notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer and (ii) Holders of the Exchange Notes will not be entitled to certain rights of Holders of Old Notes under the Registration Agreement, which will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Old Notes, will be entitled to the benefits of the Indenture and will be treated as a single class thereunder with any Old Notes that remain outstanding. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.


     As of the date of this Prospectus, $292,000,000 aggregate principal amount of Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about December 11, 1996 to all Holders known to the Issuers.


     Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Indenture in connection with the Exchange Offer. The Issuers intend to conduct the Exchange Offer in accordance with the provisions of the Registration Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Old Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and interest thereon will continue to accrue.

     The Issuers shall be deemed to have accepted validly tendered Old Notes when, as and if the Issuers have given written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purposes of receiving the Exchange Notes from the Issuers. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Issuers will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."


     Expiration Date; Extensions; Amendments. The term "Expiration Date" shall mean 5:00 p.m., New York City time, on January 9, 1997, unless the Issuers, in their sole discretion, extend the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Although the Issuers have no current intention to extend the Exchange Offer, the Issuers reserve the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Notes previously tendered pursuant to the Exchange Offer and not withdrawn will remain subject to the Exchange Offer. The date of the exchange of the Exchange Notes for Old Notes will be the first New York Stock Exchange trading day following the Expiration Date.


     The Issuers reserve the right, in their sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth under "-- Conditions of the Exchange Offer" below shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Holders of Old Notes. If the Exchange Offer is amended in any manner determined by the Issuers to constitute a material change, the Issuers will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the Holders of Old Notes, and the Issuers will extend the Exchange Offer for a period of time, depending upon the significance of the amendment and the manner of disclosure to such Holders, if the Exchange Offer otherwise would expire during such period.

     In all cases, issuance of the Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that the Issuers reserve the absolute right to waive any conditions of the Exchange Offer or defects or irregularities in the tender of Old Notes. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes or substitute Old Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with DTC), unless otherwise provided in the Letter of Transmittal, as promptly as practicable after the expiration or termination of the Exchange Offer.

     Interest on the Exchange Notes. Holders of Old Notes that are accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each Exchange Note will bear interest from the most recent date to which interest has been paid on the Old Notes or Exchange Notes, or if no interest has been paid on the Old Notes or Exchange Notes, from July 30, 1996.

     Procedures for Tendering Old Notes. The tender to the Issuers of Old Notes by a Holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such Holder and the Issuers in accordance with the terms and subject to the conditions set forth herein and in the Letter of

Transmittal. A Holder of the Old Notes may tender such Old Notes by (i) properly completing and signing a Letter of Transmittal or a facsimile thereof (all references in this Prospectus to a Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with any corresponding certificate or certificates representing Old Notes being tendered (or confirmation of a book-entry-transfer of such Old Notes into the Exchange Agent's account at DTC pursuant to the book-entry procedures described below) and any required signature guarantees, to the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

     If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered Holder (which term, for the purposes described herein, shall include any participant in DTC, also referred to as a book-entry facility) whose name appears on a security listing as the owner of Old Notes, the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Issuers and duly executed by the registered Holder and the signature on the endorsement or instrument of transfer must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" as defined by rule 17Ad-15 under the Exchange Act (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the Exchange Notes or Old Notes not exchanged are to be delivered to an address other than that of the registered Holder appearing on the note register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE ISSUERS. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     A tender will be deemed to have been received as of the date when (i) the tendering Holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) is received by the Exchange Agent or (ii) a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided below) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided below) by an Eligible Institution will be made only against submission of a duly signed Letter of Transmittal (and any other required documents) and deposit of the tendered Old Notes (or confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at DTC pursuant to the book-entry procedures described below).

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Issuers, which determination will be final and binding. The Issuers reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Issuers' counsel, be unlawful. The Issuers also reserve the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. None of the Issuers, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Any Old Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Old Notes are submitted in principal amount greater than the principal amount of Old Notes being tendered by such tendering Holder, such unaccepted or non-exchanged Old Notes will be returned by the Exchange Agent to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Issuers reserve the right in their sole discretion (i) to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date and (ii) to the extent permitted by applicable law, to purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

     Book-Entry Transfer. The Issuers understand that the Exchange Agent will make a request promptly after the date of this Prospectus to establish an account with respect to the Old Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's Automated Tender Offer Program ("ATOP") procedures for such book-entry transfers. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the exchange for Old Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer of the Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as defined herein) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received express acknowledgment from a participant tendering Old Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that such agreement may be enforced against such participant.

     Guaranteed Delivery Procedures. If a Holder desires to participate in the Exchange Offer and such Holder's Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to the Expiration Date, the Exchange Agent has received from an Eligible Institution a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Issuers (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the tendering Holder, the name(s) in which the Old Notes are registered, the certificate number(s) of the Old Notes to be tendered and the amount tendered, and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, such Old Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), will be delivered by such Eligible Institution together with any other documents required by the Letter of Transmittal and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New Stock Exchange Trading Days after the date of execution of the Notice of Guaranteed Delivery. Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Issuers may, at their option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     Terms and Conditions of the Letter of Transmittal. The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Issuers and irrevocably constitutes and appoints the Exchange Agent as the Transferor's true and lawful agent and attorney-in-fact with respect to such tendered Old Notes, with full power of substitution, among other things, to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old

Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, the Issuers will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges, encumbrances and adverse claims. The Transferor also warrants that it will, upon request, execute and deliver any additional documents reasonably requested by the Issuers or the Exchange Agent as necessary or desirable to complete and give effect to the transactions contemplated by the Letter of Transmittal. The Transferor further agrees that acceptance of any tendered Old Notes by the Issuers and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Issuers of their obligations under the Registration Rights Agreement and that the Issuers shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of such Transferor.

     By executing a Letter of Transmittal, each Holder will make to the Issuers the representations set forth above under the heading "-- Purpose and Effect of the Exchange Offer."

     Withdrawal of Tenders of Notes. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) contain a statement that such Holder is withdrawing his election to have such Old Notes exchanged, (iv) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes in the name of the person withdrawing the tender and (v) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Issuers, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering Old Notes" at any time on or prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, or any extension of the Exchange Offer, the Issuers will not be required to accept for exchange, or exchange Exchange Notes for, any Old Notes, and may terminate the Exchange Offer or, at their option, modify or otherwise amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

          (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in the reasonable judgment of the Issuers, seeks to or would prohibit, restrict, materially delay or otherwise render illegal consummation of the Exchange Offer, or

          (b) any change, or any development involving a prospective change, in the business or financial affairs of the Issuers or any of its subsidiaries has occurred which, in the sole judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers, or

          (c) there shall occur a change in the current interpretations by the staff of the Commission which, in the Issuers' reasonable judgment, might materially impair the Issuers' ability to proceed with the Exchange Offer.

If the Issuers determine in their sole discretion that any of the above conditions is not satisfied, the Issuers may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date, subject, however, to the right of Holders to withdraw such Old Notes (see
"-- Terms of the Exchange Offer-- Withdrawal of Tenders of Notes") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Issuers will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the Holders of Old Notes, and the Issuers will extend the Exchange Offer for a period of time, depending upon the significance of the waiver and the manner of disclosure to such Holders, if the Exchange Offer otherwise would expire during such period.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. All executed Letters of Transmittal must be directed to the Exchange Agent at one of the addresses set forth below.

     By mail (registered or certified mail recommended):

                              The Bank of New York
                             Reorganization Section
                             101 Barclay Street, 7E
                            New York, New York 10286
                              Attn: Enrique Lopez

     By hand or over-night delivery:

                              The Bank of New York
                         101 Barclay Street-Lobby Level
                        Corporate Trust Services Window
                            New York, New York 10286
                              Attn: Enrique Lopez

     By Facsimile Transmission (for Eligible Institutions only):

                                 (212) 571-3080
                              Attn: Enrique Lopez
                             Confirm by Telephone:
                                 (212) 815-2742

     Delivery to an address other than as set forth above, or transmissions of instructions via a facsimile number other than the one set forth above, will not constitute a valid delivery.

FEES AND EXPENSES

     The Issuers have not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Issuers, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Issuers also may pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, the Letter of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange. The expenses to be incurred in connection with the Exchange Offer will be paid by the Issuers. Such expenses include, among others, fees and expenses of the Exchange Agent, accounting and legal fees and printing costs.

     The Issuers will pay all transfer taxes, if any, applicable to the exchange of the Old Notes pursuant to the Exchange Offer. If, however, Exchange Notes, or Old Notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered or if a transfer tax is imposed for any reason other than the exchange of the Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Issuers. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuers since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Issuers may, at their discretion, take such action as they may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to Holders of Old Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Issuers by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

CONSEQUENCES OF FAILURE TO EXCHANGE

     The Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Old Notes may be resold only (i) to the Issuers or any subsidiary thereof, (ii) inside the United States to a qualified institutional buyer in compliance with Rule 144A, (iii) inside the United States to an institutional accredited investor that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Old Notes (the form of which letter can be obtained from the Trustee) and, if such transfer is in respect of an aggregate principal amount of Old Notes at the time of transfer of less than $100,000, an opinion of counsel acceptable to the Issuers that such transfer is in compliance with the Securities Act, (iv) outside the United States in compliance with Rule 904 under the Securities Act, (v) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (vi) pursuant to an effective registration statement under the Securities Act. The liquidity of the Old Notes could be adversely affected by the Exchange Offer. See "Risk Factors -- Consequences of Exchange and Failure to Exchange."

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Issuers' accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Issuers. The costs of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the Exchange Notes.

                                USE OF PROCEEDS

     The Issuers will not receive any proceeds from this exchange offer, and no underwriter is being utilized in connection with the Exchange Offer.

                                 CAPITALIZATION

     The following table sets forth the Company's consolidated capitalization as of September 30, 1996. This table should be read in conjunction with the "Summary Supplemental Historical and Pro Forma Financial Data"; "Summary Historical Financial and Operating Data"; and "Selected Historical Financial Data" and the related notes thereto included elsewhere in this Prospectus.

Long-term debt:
Bank Facility Revolving Credit Facility(1)......................................    $ 325,000
  Term Loan.....................................................................      220,000
  11 1/4% Senior Notes Due 2006(2)..............................................      292,000
                                                                                     --------
          Total debt............................................................      837,000
                                                                                     --------
RMH Redeemable Preferred Stock(3)...............................................       12,143
                                                                                     --------
Minority interest(4)............................................................          358
                                                                                     --------
Partners' capital:
  Preferred Limited Partner Interest(5).........................................       24,949
  General and limited partners' interest........................................       76,669
  Note receivable from general partner..........................................       (1,850)
                                                                                     --------
          Total partners' capital...............................................       99,768
                                                                                     --------
          Total capitalization..................................................    $ 949,269
                                                                                     ========

---------------
(1) The Revolving Credit Facility provides for borrowings up to $475.0 million in the aggregate, with permanent annual commitment reductions beginning in 1999, and matures in 2004. As of September 30, 1996 the Company had $150.0 million available under the Revolving Credit Facility.

(2) ICP-IV used $88.8 million of the net proceeds of the Notes to purchase a portfolio of Pledged Securities that, together with interest therein, represent funds sufficient to provide for payment in full of interest on the Notes through August 1, 1999.

(3) The RMH Redeemable Preferred Stock has an annual cumulative dividend of 10.0% and is mandatorily redeemable on September 30, 2006. See "Description of Other Obligations -- Description of Preferred Equity Interests."

(4) Represents TCI's ownership interest in RMH's Class B Common Stock pursuant to the Transactions.

(5) The Preferred Limited Partner Interest (as defined herein) has an annual cumulative dividend of 11.75% and is not mandatorily redeemable. See "Description of Other Obligations -- Description of Preferred Equity Interests."

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited Pro Forma Condensed Combined Statements of Operations (the "Pro Forma Financial Information") are based on the historical statements of operations of the Company, the Kingsport System, the ParCable System, the Previously Affiliated Entities and the Viacom Nashville System. The Company's historical results of operations for the nine months ended September 30, 1996 include the operating results of the systems acquired pursuant to the Acquisitions only from their respective acquisition dates. The historical statement of operations information for the Kingsport System and the ParCable System for the month ended January 31, 1996, for the Previously Affiliated Entities for the period from January 1, 1996 through July 30, 1996 and for the Viacom Nashville System for the period from January 1, 1996 through August 1, 1996, representing that portion of 1996 prior to the Company's acquisition of these systems, is presented separately from the historical results of the Company for the nine months ended September 30, 1996. As a result of the substantial continuing interest in the Company to be held by the partners of IPWT, the shareholders of RMH and the shareholder of the Greenville/Spartanburg System, the historical combined financial information of the Previously Affiliated Entities has been combined on a historical cost basis as if the Previously Affiliated Entities had always been members of the same operating group, except for the Greenville/Spartanburg System, which has been included only from January 27, 1995, the date TCI acquired the system from an unrelated former cable operator. The statement of operations information for the period January 1, 1995 through January 26, 1995 for the Greenville/Spartanburg System, representing that portion of 1995 prior to its ownership by TCI, is presented separately under the heading "Historical" in deriving the pro forma results for the year ended December 31, 1995.

     The Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 1996 and for the year ended December 31, 1995 give effect to the Transactions as if they had occurred as of January 1, 1996 and January 1, 1995, respectively. The Transactions and related adjustments are described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Statements of Operations. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Condensed Combined Statements of Operations do not include any adjustments for selling, general and administrative cost savings management anticipates achieving, compared to predecessors' costs, from clustering of the Systems. As discussed further at Note 3 below, management estimates such annual cost savings will be approximately $3.3 million. There can be no assurance that expected cost savings will be achieved in conjunction with the Acquisitions. The Pro Forma Financial Information does not purport to represent what the Company's results of operations would actually have been had the Transactions in fact occurred on such dates or to project the Company's results of operations for any future period or date. The Pro Forma Financial Information should be read in conjunction with the historical financial statements of the Company, the Previously Affiliated Entities, the Kingsport System and the Viacom Nashville System included elsewhere in this Prospectus.

     On May 8, 1996, IPSE acquired the Prime Houston System with the intent of exchanging with TCI the Prime Houston System for the Viacom Nashville System. The purchase price for the Prime Houston System of approximately $300.0 million was financed entirely with non-recourse debt from TCIC, and Bank of America. As was planned, on July 31, 1996, TCI and TCIC consummated the acquisition of all of Viacom's cable television systems including the Viacom Nashville System. On August 1, 1996, IPSE acquired the Viacom Nashville System in exchange for the Prime Houston System and cash equal to the difference between the fair market values of the systems. The aggregate purchase price of the Viacom Nashville System pursuant to the exchange was $313.5 million. TCI managed the Prime Houston System during the Company's ownership period, and, under the terms of the exchange agreement, was obligated to and had the right to purchase the Prime Houston System from the Company for an amount in cash sufficient to repay the outstanding balances of the TCIC and bank loan in the event that TCI had been unable to complete the Viacom acquisition by October 1, 1996. There was no economic effect to the Company as a result of IPSE's temporary ownership of the Prime Houston System, and the accounts of the Prime Houston System and related debt and interest expense have been excluded from the Company's historical and pro forma consolidated financial statements. IPSE's acquisition of the Viacom Nashville System has been accounted for as a purchase, and the Viacom Nashville System's results of operations have been included in the Company's historical consolidated results only from August 1, 1996, the date of the exchange. Also, the Viacom Nashville System's results of operations are reflected in the Company's pro forma results of operations for the nine months ended September 30, 1996 and for the year ended December 31, 1995 as if the Viacom Nashville System had been acquired on January 1, 1996 and January 1, 1995, respectively.

     For purposes of the accompanying Pro Forma Financial Information, adjustments relating to the Transactions are made under the purchase method of accounting for the Kingsport System, the ParCable System and the Viacom Nashville System, whereas historical cost bases are used for the Previously Affiliated Entities due to the continuing interests of certain partners of the Company in these entities. For all of the acquisitions accounted for under the purchase method of accounting, such adjustments are based upon a preliminary allocation of the purchase prices and upon the assumptions and adjustments described in the accompanying notes. In the opinion of management, all adjustments have been made that are necessary to present fairly the Pro Forma Financial Information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                                        HISTORICAL(1)
                             -------------------------------------------------------------------
                                        PREVIOUSLY                           VIACOM
                                        AFFILIATED                          NASHVILLE
                                         ENTITIES    KINGSPORT   PARCABLE    SYSTEM
                                         (1/1/96-    (1/1/96-    (1/1/96-   (1/1/96-                 PRO FORMA             PRO
                             COMPANY     7/30/96)    1/31/96)    1/31/96)    8/1/96)    COMBINED    ADJUSTMENTS          FORMA(3)
                             --------   ----------   ---------   --------   ---------   --------   --------------        --------
Basic and cable services...  $ 33,370    $ 56,658      $ 736       $412      $24,052    $115,228                         $115,228
Pay services...............     7,893      14,185        100        107        7,146     29,431                           29,431
Other services.............     6,128      10,297        101        102        7,959     24,587                           24,587
                              -------    --------       ----       ----      -------    --------      --------           --------
    Total revenues.........    47,391      81,140        937        621       39,157    169,246                          169,246
                              -------    --------       ----       ----      -------    --------      --------           --------
Program fees...............    10,136      17,080        211        148        9,275     36,850           (816)(4)        36,034
Other direct expenses......     5,731      10,000        133         92        5,296     21,252                           21,252
Depreciation and
  amortization.............    26,521      36,507         87         55        6,646     69,816         12,812(5)         91,716
                                                                                                         9,088(6)
Selling, general and
  administrative...........     8,975      19,698        223        150       10,072     39,118                           39,118
Management and consulting
  fees.....................       721         398                   113                   1,232          1,281(7)          2,513
                              -------    --------       ----       ----      -------    --------      --------           --------
Total operating expenses...    52,084      83,683        654        558       31,289    168,268         22,365           190,633
                              -------    --------       ----       ----      -------    --------      --------           --------
Income (loss) from
  operations...............    (4,693)     (2,543)       283         63        7,868        978        (22,365)          (21,387 )
Interest and other income
  (expense)................     4,519          72         --         --          (44)     4,547           (445)(8)         4,674
                                                                                                           572(2)
Interest expense...........   (18,191)    (47,545)       (90)        --       (2,866)   (68,692 )       11,308(9)        (57,384 )
                              -------    --------       ----       ----      -------    --------      --------           --------
Income (loss) before income
  taxes....................   (18,365)    (50,016)       193         63        4,958    (63,167 )      (10,930)          (74,097 )
Income tax expense
  (benefit)................       388     (14,744)        --          5        2,499    (11,852 )        4,460(10)        (6,351 )
                                                                                                         1,041(11)
                              -------    --------       ----       ----      -------    --------      --------           --------
Income before extraordinary
  items and minority
  interest.................   (18,753)    (35,272)       193         58        2,459    (51,315 )      (16,431)          (67,746 )
Extraordinary gain on early
  extinguishment of debt,
  net of tax...............    18,483          --         --         --           --     18,483        (18,483)(2)            --
Minority interest..........      (464)         --         --         --           --       (464 )         (142)(12)         (606 )
                              -------    --------       ----       ----      -------    --------      --------           --------
Net income (loss)..........  $   (734)...  $(35,272)    $ 193       $ 58      $ 2,459    $(33,296)     $(35,056)          $(68,352)
                              =======    ========       ====       ====      =======    ========      ========           ========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

 (1) The pro forma presentation includes the historical statements of operations of the Company, the Previously Affiliated Entities, the Kingsport System, the ParCable System and the Viacom Nashville System. The historical statement of operations of the Previously Affiliated Entities include the results of IPWT, RMH and the Greenville/Spartanburg System for the nine months ended September 30, 1996. The results of operations of the Kingsport System and the ParCable System are for the period from January 1, 1996 through January 31, 1996. The results of operations of the Previously Affiliated Entities and the Viacom Nashville System are for the period from January 1, 1996 through July 30, 1996 and for the period from January 1, 1996 through August 1, 1996, respectively. The results of operations of the Systems acquired pursuant to the Acquisitions are included in the historical results of the Company since their respective acquisition dates.

 (2) The following adjustments have been included in the pro forma condensed combined statement of operations to exclude non-recurring charges and credits which are included in the historical statements of operations:

                            Non-recurring Items                         Amount
        ------------------------------------------------------------    -------
   (i)  Extraordinary gain on early extinguishment of debt which is comprised of the recognition of the unamortized portion in
        July 1996 of a debt restructuring credit associated with the restructuring of IPWT's long-term debt in 1994 (see the
        Company's interim and IPWT's Financial Statements for
        details), offset by costs associated with prepayment of RMG
        Notes, net of tax...........................................    $18,483
  (ii)  Fees incurred in connection with the
        acquisitions/contribution of the Previously Affiliated
        Entities. ..................................................        572
 (iii)  Accrual of contingent interest upon completion of the
        Transactions under the terms of IPWT's loan agreement with
        GECC (see Note 9). .........................................      3,030

 (3) The pro forma results presented above do not include any adjustments for selling, general and administrative cost savings that management anticipates achieving, compared to predecessors' costs, from clustering of the Systems. Such cost savings are anticipated from the cost sharing agreements the Company and the Related InterMedia Entities have with IMI to provide accounting, operational, marketing, engineering, legal, regulatory compliance and other administrative services at cost. Other cost savings are anticipated from headcount reductions at the Viacom Nashville System and changes to sales commission programs at the Greenville/Spartanburg System. Management anticipates aggregate annual cost savings from these items will be approximately $3,300. There can be no assurance that expected cost savings will be achieved in conjunction with the Acquisitions.

 (4) Through its affiliation with TCI, the Company is able to purchase programming services from a subsidiary of TCI pursuant to an agreement that is also available to each of the acquired Systems. The pro forma adjustment to programming expenses reflects the Company's estimate of programming expense savings using the rates specified in the agreement. All previous TCI affiliates were already receiving the benefits of similar agreements with a subsidiary of TCI. See "Certain Relationships and Related Transactions--Certain Other Relationships" and "Risk Factors--Loss of Beneficial Relationship with TCI."

 (5) Represents the pro forma effect of additional depreciation and amortization expense resulting from (i) the increase (decrease) in property and equipment of $1,349, $2,434 and $(13,570) for the Kingsport System, the ParCable System and the Viacom Nashville System, respectively, (ii) the increase in franchise rights of $49,716, $23,481 and $234,006 for the Kingsport System, the ParCable System and the Viacom Nashville System, respectively, (iii) the increase (decrease) in goodwill of $3,774, $1,996 and $(26,916) for the Kingsport System, the ParCable System and the Viacom Nashville System, respectively, (iv) decrease in other intangible assets of $1,001 for the Viacom

     Nashville System and (v) the use of different lives for depreciation and amortization. The changes in property and equipment and franchise rights and other intangible assets result from the estimated effects of applying purchase accounting for these acquisitions. Pro forma depreciation is computed using the double-declining balance method over the following estimated useful lives:

                                         ASSETS                                   YEARS
                                                                                  ------
          Cable television plant................................................  5 - 10
          Buildings and improvements............................................      10
          Furniture and fixtures................................................  3 -  7
          Equipment and other...................................................  3 - 10

     Pro forma franchise rights are amortized on a straight-line basis over the weighted average lives, calculated based on the lesser of the remaining franchise lives or the base twelve-year term of ICP-IV's Partnership Agreement. Other intangible assets, consisting primarily of goodwill, are amortized on a straight-line basis over the term of ICP-IV's Partnership Agreement.

     The pro forma adjustments to depreciation and amortization expense are comprised of additional depreciation and amortization of $529 and $226 for the Kingsport System and the ParCable System for the one month ended January 31, 1996, respectively, and $12,057 for the Viacom Nashville System for the nine months ended September 30, 1996.

 (6) Represents the pro forma effect of using the double-declining balance method rather than the straight-line method of computing depreciation expense for the Greenville/Spartanburg System and the effect of amortizing the Greenville/Spartanburg System's intangible assets over the weighted average lives of the franchise rights or the term of ICP-IV's Partnership Agreement, calculated as described above, versus 40 years, to conform to the policies of the Company. The pro forma adjustments are computed as follows:

     Depreciation and amortization expense as previously recorded..................  $ 7,706
     Depreciation and amortization expense based on the Company's accounting
       policies....................................................................   16,794
                                                                                     -------
     Pro forma adjustment..........................................................  $ 9,088
                                                                                     =======

 (7) Reflects an increase in management and consulting fees. Under ICP-IV's Partnership Agreement, management fees are equal to one percent of ICP-IV's non-preferred Contributed Equity. See "The Partnership Agreement."

 (8) Represents the elimination of the Company's historical interest income and RMH's historical interest expense accrued on the $15,000 of the Bridge Loan which the Company loaned to RMH on April 1, 1996.

 (9) Adjustment of interest expense to give effect to the Transactions is summarized as follows:

     Elimination of historical interest expense:
       The Company................................................................  $ 18,191
       Previously Affiliated Entities:
          RMH.....................................................................    21,642
          IPWT (including contingent interest of $3,030 accrued upon completion of
           the Transactions)......................................................     3,092
          Greenville/Spartanburg System...........................................    22,811
                                                                                     -------
               Total Previously Affiliated Entities...............................    47,545
       Kingsport System (1/1/96-1/31/96)..........................................        90
       Viacom Nashville System....................................................     2,866
                                                                                     -------
               Total historical...................................................    68,692
                                                                                     -------
       Interest expense related to the amount of debt incurred by the Company in connection with the Bank Facility and the Notes:
          Interest on the Revolving Credit Facility (LIBOR plus 1.625%)...........    18,062
          Interest on the Term Loan (LIBOR plus 2.375%)...........................    12,994
          Interest on the Notes (11.25%)..........................................    24,638
          Other commitment fees...................................................       385
          Amortization of debt issue costs........................................     1,305
                                                                                     -------
               Total pro forma interest expense...................................    57,384
                                                                                     -------
       Net reduction in pro forma interest expense................................  $(11,308)
                                                                                     =======

     The calculation of pro forma interest expense on the Bank Facility is based upon the November 14, 1996 LIBOR rate of 5.50%. If the LIBOR rate were to increase or decrease by 12.5 basis points, pro forma interest expense on the Revolving Credit Facility and the Term Loan would increase or decrease by $317 and $206, respectively for a nine-month period.

(10) Represents elimination of the historical tax provisions of the ParCable System, the Greenville/ Spartanburg System and the Viacom Nashville System pursuant to the Transactions. As a partnership, the tax effects of ICP-IV's results of operations accrue to its partners.

(11) Reflects the tax effect of the pro forma adjustments to RMH's reduction in interest expense after giving effect to the Transactions at a combined federal and state effective rate of approximately 38.0%. The pro forma adjustment for interest expense is the only adjustment affecting RMH's historical financial information and RMH is the only taxable entity on a pro forma basis. Upon completion of the Acquisitions, RMG, as a corporation, is the only taxpaying entity in the Company's legal entity structure. The pro forma adjustments are calculated as follows:

                                                                       INTEREST   TAX       TAX
                                                                       EXPENSE    RATE     EFFECT
                                                                       --------   ----     ------
     RMH's historical interest expense for the nine months ended
       September 30, 1996............................................  $ 21,642            $
     Pro forma interest expense allocated from ICP-IV and the
       Operating Partnership to RMH after giving effect to the
       Acquisitions..................................................    18,903
                                                                        -------
       Pro forma adjustment..........................................    (2,739)  38.0%    (1,041)
                                                                        =======

(12) Represents the pro forma adjustment for TCI's minority interest in RMH, comprised of (i) a 10.0% cumulative preferred dividend based on the RMH Redeemable Preferred Stock value of $12,000 payable upon redemption and
     (ii) 10.0% of RMH's net loss before minority interest, up to the outstanding amount of RMH Class B Common Stock, valued at approximately $37. See "Description of Other Obligations -- Description of Preferred Equity Interests -- RMG Redeemable Preferred Stock."

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                   HISTORICAL(1)
                  --------------------------------------------------------------------------------
                                         GREENVILLE/
                            PREVIOUSLY   SPARTANBURG                           VIACOM
                            AFFILIATED    (1/1/95-                            NASHVILLE                PRO FORMA           PRO
                  COMPANY    ENTITIES     1/26/95)     KINGSPORT   PARCABLE    SYSTEM     COMBINED   ADJUSTMENTS(2)     FORMA(3)
                  -------   ----------   -----------   ---------   --------   ---------   --------   --------------     ---------
Basic and cable
  services......  $          $ 85,632      $ 1,835      $ 8,427     $4,815     $37,243    $137,952      $               $137,952
Pay services....      --       23,942          783        1,192      1,320      11,575     38,812                         38,812
Other
  services......      --       19,397          499        1,295        642      13,224     35,057                         35,057
                  -------    --------       ------      -------     ------     -------    --------      --------        ---------
    Total
     revenues...      --      128,971        3,117       10,914      6,777      62,042    211,821             --         211,821
                  -------    --------       ------      -------     ------     -------    --------      --------        ---------
Program fees....      --       24,684          795        2,219      1,746      13,894     43,338           (559)(4)      42,779
Other direct
  expenses......      --       16,851          720        1,426      1,054       8,954     29,005                         29,005
Depreciation and
 amortization...      --       70,154          618        1,086        662       9,655     82,175         35,124(5)      134,948
                                                                                                          17,649(6)
Selling, general
  and
  administrative...     --     30,509          589        2,058      1,169      16,144     50,469                         50,469
Management and
  consulting
  fees..........      --          815           --           --      1,243          --      2,058          1,292(7)        3,350
                  -------    --------       ------      -------     ------     -------    --------      --------        ---------
Total operating
  expenses......      --      143,013        2,722        6,789      5,874      48,647    207,045         53,506         260,551
                  -------    --------       ------      -------     ------     -------    --------      --------        ---------
Income (loss)
  from
  operations....      --      (14,042)         395        4,125        903      13,395      4,776        (53,506)        (48,730 )
Interest and
  other income
  (expense).....      --          465           --           --         --        (124)       341                            341
Interest
  expense.......      --      (48,835)        (161)        (856)        --      (4,819)   (54,671 )      (21,840)(8)     (76,511 )
                  -------    --------       ------      -------     ------     -------    --------      --------        ---------
Income (loss)
  before income
  taxes.........      --      (62,412)         234        3,269        903       8,452    (49,554 )      (75,346)       (124,900 )
Income tax
  expense
  (benefit).....      --      (17,502)          88           --         74       4,659    (12,681 )       (2,337)(9)     (17,613 )
                                                                                                          (2,595)(10)
                  -------    --------       ------      -------     ------     -------    --------      --------        ---------
Income before
  minority
  interest......      --      (44,910)         146        3,269        829       3,793    (36,873 )      (70,414)       (107,287 )
Minority
  interest......      --           --           --           --         --          --                    (1,163)(11)     (1,163 )
                  -------    --------       ------      -------     ------     -------    --------      --------        ---------
Net income
  (loss)........  $   --     $(44,910)     $   146      $ 3,269     $  829     $ 3,793    $(36,873)     $(71,577)       $(108,450)
                  =======    ========       ======      =======     ======     =======    ========      ========        =========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

 (1) The pro forma presentation includes the historical statements of operations of the Company, the Previously Affiliated Entities, the Kingsport System, the ParCable System and the Viacom Nashville System. The historical statement of operations of the Previously Affiliated Entities include the results of IPWT and RMH for the year ended December 31, 1995 and the results of operations for the period from January 27, 1995 through December 31, 1995 of the Greenville/Spartanburg System. The results of operations of the Greenville/Spartanburg System for the period from January 1, 1995 through January 26, 1995 are presented separately.

 (2) The adjustments to the pro forma income statement presented above do not include non-recurring charges and credits, as follows:

                                 Non-recurring items                            Amount
       -----------------------------------------------------------------------  -------
   (i) Extraordinary gain on early extinguishment of debt which is comprised of the recognition of the unamortized portion of a debt restructuring credit associated with the restructuring of IPWT's long-term debt in
       1994 (see the Company's interim and IPWT's Financial Statements for details), offset by costs associated with prepayment of RMG Notes, net of tax.................................................................  $23,275
  (ii) Fees incurred in connection with the acquisitions/contribution of the
       Previously Affiliated Entities.........................................      572
 (iii) Conditions were met for an accrual of contingent interest upon completion of the Transactions under the terms of IPWT's loan agreement
       with GECC..............................................................    3,030

 (3) The pro forma results presented above do not include any adjustments for selling, general and administrative cost savings that management anticipates achieving, compared to predecessors' costs, from clustering of the Systems. Such cost savings are anticipated from the cost sharing agreements the Company and the Related InterMedia Entities have with IMI to provide accounting, operational, marketing, engineering, legal, regulatory compliance and other administrative services at cost. Other cost savings are anticipated from headcount reductions at the Viacom Nashville System and changes to sales commission programs at the Greenville/Spartanburg System. Management anticipates aggregate annual cost savings from these items will be approximately $3,300. There can be no assurance that expected cost savings will be achieved in conjunction with the Acquisitions.

 (4) Through its affiliation with TCI, the Company is able to purchase programming services from a subsidiary of TCI pursuant to an agreement that is also available to each of the acquired Systems. The pro forma adjustment to programming expenses reflects the Company's estimate of programming expense savings using the rates specified in the agreement. All previous TCI affiliates were already receiving the benefits of similar agreements with a subsidiary of TCI. See "Certain Relationships and Related Transactions -- Certain Other Relationships" and "Risk Factors -- Loss on Beneficial Relationship with TCI."

 (5) Represents the pro forma effect of additional depreciation and amortization expense resulting from (i) the increase (decrease) in property and equipment of $1,280, $2,387 and $(6,701) for the Kingsport System, the ParCable System and the Viacom Nashville System, respectively, (ii) the increase in franchise rights of $49,716, $23,479 and $229,622 for the Kingsport System, the ParCable System and the Viacom Nashville System, respectively, (iii) the increase (decrease) in goodwill of $3,774, $1,996 and $(23,747) for the Kingsport System, the ParCable System and the Viacom Nashville System, respectively, (iv) decrease in other intangible assets of $870 for the Viacom Nashville System and (v) the use of different lives for depreciation and amortization. The changes in property and equipment and franchise rights and other intangible assets result from the estimated effects of applying purchase accounting for these acquisitions. Pro forma depreciation is computed using the double-declining balance method over the following estimated useful lives:

                                       ASSETS                                  YEARS
        ---------------------------------------------------------------------  -----
        Cable television plant...............................................  5 - 10
        Buildings and improvements...........................................     10
        Furniture and fixtures...............................................  3 -  7
        Equipment and other..................................................  3 - 10

     Pro forma franchise rights are amortized on a straight-line basis over the weighted average lives, calculated based on the lesser of the remaining franchise lives or the base twelve-year term of ICP-IV's Partnership Agreement. Other intangible assets, consisting primarily of goodwill, are amortized on a straight-line basis over the term of ICP-IV's Partnership Agreement.

     The pro forma adjustments to depreciation and amortization expense are comprised of additional depreciation and amortization of $6,309, $2,706 and $26,109 for the Kingsport System, the ParCable System and the Viacom Nashville System, respectively.

 (6) Represents the pro forma effect of using the double-declining balance method rather than the straight-line method of computing depreciation expense for the Greenville/Spartanburg System and the effect of amortizing the Greenville/Spartanburg System's intangible assets over the weighted average lives of the franchise rights or the term of ICP-IV's Partnership Agreement, calculated as described above, versus 40 years, to conform to the policies of the Company. The pro forma adjustments are computed as follows:

     Depreciation and amortization expense as previously recorded..................  $14,139
     Depreciation and amortization expense based on the Company's accounting
       policies....................................................................   31,788
                                                                                     -------
     Pro forma adjustment..........................................................  $17,649
                                                                                     =======

 (7) Reflects an increase in management and consulting fees. Under ICP-IV's Partnership Agreement, management fees are equal to one percent of ICP-IV's non-preferred Contributed Equity and the first year's management fees are paid in advance upon receipt of the Contributed Equity. See "The Partnership Agreement."

 (8) Adjustment of interest expense to give effect to the Transactions is summarized as follows:

     Elimination of historical interest expense:
     RMH...........................................................................  $36,462
     IPWT..........................................................................      534
     Greenville/Spartanburg System (1/27/95-12/31/95)..............................   11,839
                                                                                     -------
     Previously Affiliated Entities................................................   48,835
     Greenville/Spartanburg System (1/1/95-1/26/95)................................      161
     Kingsport System..............................................................      856
     Viacom Nashville System.......................................................    4,819
                                                                                     -------
          Total historical.........................................................   54,671
                                                                                     -------
     Interest expense related to the amount of debt incurred by the Company in connection with the Bank Facility and the Notes:
     Interest on the Revolving Credit Facility (LIBOR plus 1.625%).................   24,082
     Interest on the Term Loan (LIBOR plus 2.375%).................................   17,325
     Interest on the Notes (11.25%)................................................   32,850
     Other commitment fees.........................................................      514
     Amortization of debt issue costs..............................................    1,740
                                                                                     -------
     Total pro forma interest expense..............................................   76,511
                                                                                     -------
     Net increase to pro forma interest expense....................................  $21,840
                                                                                     =======

     The calculation of pro forma interest expense on the Bank Facility is based upon the November 14, 1996 LIBOR rate of 5.50%. If the LIBOR rate were to increase or decrease by 12.5 basis points, pro forma interest expense on the Revolving Credit Facility and the Term Loan would increase or decrease by $423 and $275, respectively, per annum.

 (9) Reflects the tax effect of the pro forma adjustments to RMH's reduction in interest expense after giving effect to the Transactions and the Viacom Nashville Acquisition at a combined federal and state effective rate of approximately 38.0%. Following the completion of the Acquisitions, RMG, as a corporation, will be the only taxpaying entity in the Company's corporate structure. The pro forma adjustments are calculated as follows:

                                                                   INTEREST     TAX        TAX
                                                                   EXPENSE      RATE     EFFECT
                                                                   --------     ----     -------
     RMH's 1995 historical interest expense......................  $ 36,462
     Pro forma interest expense allocated from ICP-IV and the
       Operating Partnership to RMH after giving effect to the
       Acquisitions..............................................    30,307
                                                                    -------
     Pro forma adjustment........................................    (6,155)    38.0%    $(2,337)
                                                                    =======

(10) Represents the elimination of the historical tax provisions of the ParCable System, the Greenville/Spartanburg System and the Viacom Nashville System pursuant to the Transactions. As a partnership, the tax effects of ICP-IV's results of operations accrue to its partners.

(11) Represents the pro forma adjustment for TCI's minority interest in RMH, composed of (i) a 10.0% cumulative preferred dividend based on the RMH Redeemable Preferred Stock value of $12,000 payable upon redemption and
     (ii) 10.0% of RMH's net loss before minority interest, up to the outstanding amount of RMH Class B Common Stock, valued at approximately $37. See "Description of Other Obligations -- Description of Preferred Equity Interests -- RMG Redeemable Preferred Stock."

               SELECTED FINANCIAL INFORMATION AND OPERATING DATA

                                  THE COMPANY
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     The selected financial information as of December 31, 1995 and as of and for the nine months ended September 30, 1996 have been derived from the financial statements of the Company. The Company's financial information and operating data as of and for the nine months ended September 30, 1996 include the results of operations of the Kingsport System, the ParCable System, IPWT, RMH, the Greenville/Spartanburg System, the Viacom Nashville System and the Miscellaneous Systems only from the dates such systems were acquired by the Company in 1996 prior to its first acquisition in January 1996. These data should be read in conjunction with the financial statements and related notes thereto of the Company as of December 31, 1995 and September 30, 1996 and for the year ended December 31, 1995 and for the nine months ended September 30, 1996 included elsewhere in this Prospectus. The selected financial information of the Kingsport System and the ParCable System for the periods prior to their acquisition by the Company are provided separately in this Prospectus. Selected financial information has not been provided for IPCC because it was formed in April 1996 in contemplation of the Transactions and its financial position and results of operations are insignificant.

                                                                                                NINE MONTHS
                                                                               YEAR ENDED          ENDED
                                                                              DECEMBER 31,     SEPTEMBER 30,
                                                                                  1995             1996
                                                                              ------------     -------------
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................................    $     --         $  47,391
Operating expenses:
  Programs fees.............................................................          --           (10,136)
  Other operating costs.....................................................          --           (15,427)
  Depreciation and amortization.............................................          --           (26,521)
                                                                                --------          --------
Loss from operations........................................................          --            (4,693)
Interest and other income...................................................          --             4,759
Gain on sale of investments.................................................          --               286
Interest expense............................................................          --           (18,191)
Other income (expense)......................................................          --              (526)
                                                                                --------          --------
Loss before income taxes....................................................          --           (18,365)
Provision for income taxes..................................................          --              (388)
                                                                                --------          --------
Net loss before extraordinary items.........................................          --           (18,753)
Extraordinary gain on early extinguishment of debt, net of tax..............          --            18,483
Minority interest...........................................................          --              (464)
                                                                                --------          --------
Net loss....................................................................    $     --         $    (734)
                                                                                ========          ========
BALANCE SHEET DATA (AT END OF PERIOD)
Total assets................................................................    $    707         $ 998,145
Total debt..................................................................          --           837,000
Total partners' capital (deficit)...........................................        (625)           99,768
FINANCIAL RATIOS AND OTHER DATA
EBITDA(1)...................................................................    $     --         $  21,828
EBITDA margin(1)............................................................          --             46.1%
Cash flows from operating activities........................................          --             7,957
Cash flows from investing activities........................................          --          (528,020)
Cash flows from financing activities........................................          --           533,584
Capital expenditures (excluding acquisitions)...............................          --            10,910
Ratio of earnings to fixed charges(2).......................................          --                --
OPERATING STATISTICAL DATA (AT END OF PERIOD, EXCEPT AVERAGES):
Homes passed................................................................          --           848,006
Basic subscribers...........................................................          --           570,153
Basic penetration...........................................................          --             67.2%
Premium services units......................................................          --           432,610
Premium penetration.........................................................          --             75.9%
Average monthly revenue per basic subscriber(3).............................    $     --         $   29.43

               SELECTED FINANCIAL INFORMATION AND OPERATING DATA

                         PREVIOUSLY AFFILIATED ENTITIES
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     As a result of the substantial continuing interest in the Company of the former owners of the Previously Affiliated Entities, the historical financial information of the Previously Affiliated Entities has been combined on a historical cost basis as if the Previously Affiliated Entities had always been members of the same operating group, except for the Greenville/Spartanburg System, which has been included only from January 27, 1995, the date such system was acquired by TCI from an unrelated former cable operator.

     The selected combined financial information presented below includes the historical financial information (i) of RMH as of December 31, 1992, for the period from May 1, 1992 (the date of RMH's acquisition of RMG) through December 31, 1992, as of and for each of the three years in the period ended December 31, 1995, as of July 30, 1996, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996, (ii) of IPWT as of and for each of the five years in the period ended December 31, 1995, as of July 30, 1996, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996, and (iii) of the Greenville/Spartanburg System as of December 31, 1995, as of July 30, 1996, for the period from January 27, 1995 through December 31, 1995, for the period from January 27, 1995 through July 31, 1995 and for the period from January 1, 1996 through July 30, 1996. The combined financial information of the Previously Affiliated Entities as of and for each of the five years in the period ended December 31, 1995 have been derived from the audited Combined Financial Statements of the Previously Affiliated Entities as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and from the audited financial statements of RMH as of December 31, 1992 and 1993 and for the period from April 30, 1992 (the date of RMH's acquisition of RMG) through December 31, 1992, and from the unaudited financial statements of IPWT as of December 31, 1991, 1992 and 1993 and for each of the two years in the period ended December 31, 1992. The combined financial information of the Previously Affiliated Entities as of July 30, 1996, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996 have been derived from the unaudited Combined Financial Statements of the Previously Affiliated Entities as of July 30, 1996, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and notes thereto of the Previously Affiliated Entities included elsewhere in this Prospectus, which includes a discussion of events that affect the comparability of the information presented below.

     The selected financial information of RMH's predecessor business for periods prior to May 1, 1992 are not included in the combined financial information presented below. The predecessor business consisted of the combined operations of certain cable operations in middle and east Tennessee acquired by RMH on April 30, 1992. Selected consolidated financial information for periods prior to the date the systems were acquired by RMH is not available or not practicable to obtain, except for total revenues which were $22,412 and $7,923 for the year ended December 31, 1991 and the period from January 1, 1992 through April 30, 1992, respectively. The selected financial information of the Greenville/Spartanburg System as of and for each of the four years in the period ended December 31, 1994 and for the period from January 1, 1995 through January 26, 1995 are provided separately.

               SELECTED FINANCIAL INFORMATION AND OPERATING DATA

                       PREVIOUSLY AFFILIATED ENTITIES (4)
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

                                                YEAR ENDED DECEMBER 31,                    SEVEN MONTHS     PERIOD
                                -------------------------------------------------------   ENDED JULY 31,   1/1/96-
                                  1991       1992       1993        1994        1995           1995        7/30/96
                                --------   --------   ---------   ---------   ---------   --------------   --------
STATEMENT OF OPERATIONS DATA:
Revenue.......................  $  9,616   $ 32,581   $  57,685   $  73,049   $ 128,971      $ 72,578      $ 81,140
Operating expenses:
  Program fees................    (1,644)    (4,933)     (9,376)    (13,189)    (24,684)      (13,923)      (17,080)
  Other operating costs.......    (4,536)   (12,766)    (20,215)    (25,675)    (47,360)      (25,663)      (29,698)
  Management and consulting
    fees......................        --       (177)       (465)       (585)       (815)         (530)         (398)
  Depreciation and
    amortization..............   (15,884)   (56,511)    (66,940)    (68,216)    (70,154)      (41,141)      (36,507)
                                --------   --------   ---------   ---------   ---------      --------      --------
         Total operating
           expenses...........   (22,064)   (74,387)    (96,996)   (107,665)   (143,013)      (81,257)      (83,683)
                                --------   --------   ---------   ---------   ---------      --------      --------
Loss from operations..........   (12,448)   (41,806)    (39,311)    (34,616)    (14,042)       (8,679)       (2,543)
Interest and other income.....         7      8,793       8,898       1,442       1,172           888           179
Gain (loss) on disposal of
  fixed assets................        --         (2)     (1,967)     (1,401)        (63)           39           (14)
Interest expense..............    (8,640)   (32,357)    (44,760)    (44,278)    (48,835)      (28,157)      (47,545)
Other expense.................        --         (8)       (508)       (194)       (644)         (656)          (93)
Equity in net loss of
  investee....................        --     (4,900)         --          --          --            --            --
                                --------   --------   ---------   ---------   ---------      --------      --------
Loss before income tax
  benefit.....................   (21,081)   (70,280)    (77,648)    (79,047)    (62,412)      (36,565)      (50,016)
Income tax benefit............               13,756      21,656      19,020      17,502         8,642        14,744
                                --------   --------   ---------   ---------   ---------      --------      --------
Net loss......................  $(21,081)  $(56,524)  $ (55,992)  $ (60,027)  $ (44,910)     $(27,923)     $(35,272)
                                ========   ========   =========   =========   =========      ========      ========
BALANCE SHEET DATA (AT END OF
  PERIOD):
Total assets..................  $ 67,732   $430,716   $ 357,652   $ 275,058   $ 590,494                    $578,870
Total debt....................    92,877    408,655     431,896     403,500     411,219                     423,659
Total equity (deficit)........   (27,881)   (73,808)   (129,800)   (166,977)     37,249                      17,263
FINANCIAL RATIOS AND OTHER
  DATA:
EBITDA(1).....................    $3,436   $ 14,705   $  27,629   $  33,600   $  56,112      $ 32,462      $ 33,964
EBITDA margin(1)..............      35.7%      45.1%       47.9%       46.0%       43.5%         44.7%         41.9%
Cash flows from operating
  activities..................     3,627      4,993     (12,186)       (112)      8,107         8,441       (14,007)
Cash flows from investing
  activities..................    (3,460)    (4,937)    (30,838)      4,871     (24,614)       (7,856)      (18,736)
Cash flows from financing
  activities..................       (37)        --      12,692      (4,784)     18,066            28        30,086
Capital expenditures
  (excluding acquisitions)....     3,350      9,842      11,334      12,432      26,301         9,745        18,587
Ratio of earnings to fixed
  charges(2)..................        --         --          --          --          --            --            --
OPERATING STATISTICAL DATA (AT
  END OF PERIOD, EXCEPT
  AVERAGES):
Homes passed..................    65,653    228,462     308,429     332,645     503,246       497,130       512,926
Basic subscribers.............    42,374    150,733     211,745     227,050     354,436       345,039       360,057
Basic penetration.............      64.5%      66.0%       68.7%       68.3%       70.4%         69.4%         70.2%
Premium service units.........    18,128     78,868     128,732     151,528     265,216       258,928       264,541
Premium penetration...........      42.8%      52.3%       60.8%       66.7%       74.8%         75.0%         73.5%
Average monthly revenue per
  basic subscriber(3).........  $  18.83   $  25.20   $   27.86   $   27.85   $   31.08      $  31.67      $  32.35

               SELECTED FINANCIAL INFORMATION AND OPERATING DATA

                         GREENVILLE/SPARTANBURG SYSTEM
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     The selected financial information for the Greenville/Spartanburg System as of and for each of the four years in the period ended December 31, 1994 and for the period from January 1, 1995 through January 26, 1995 have been derived from the financial statements of the Greenville/Spartanburg System. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and related notes thereto of the Previously Affiliated Entities, which include the financial information of the Greenville/Spartanburg System for the period from January 27, 1995 through December 31, 1995, and the audited financial statements of the Greenville/Spartanburg System as of and for the year ended December 31, 1994 and for the period January 1, 1995 through January 26, 1995 included elsewhere in this Prospectus. The balance sheet and statement of operations data as of and for the years ended December 31, 1991, 1992 and 1993 have been derived from unaudited financial statements.

                                                               YEAR ENDED DECEMBER 31,               PERIOD
                                                     --------------------------------------------    1/1/95-
                                                       1991        1992        1993        1994      1/26/95
                                                     --------    --------    --------    --------    -------
STATEMENT OF OPERATIONS DATA:
Revenue...........................................   $ 36,935    $ 40,186    $ 43,892    $ 45,899    $3,117
Operating expenses:
  Program fees....................................     (9,253)     (9,975)    (10,908)    (14,076)     (795 )
  Other operating costs...........................    (14,885)    (15,625)    (16,859)    (17,998)   (1,309 )
  Depreciation and amortization...................     (6,618)     (6,922)     (7,328)     (7,332)     (618 )
                                                     --------    --------    --------    --------    -------
         Total operating expenses.................    (30,756)    (32,522)    (35,095)    (39,406)   (2,722 )
                                                     --------    --------    --------    --------    -------
Income from operations............................      6,179       7,664       8,797       6,493       395
Interest and other income.........................      1,540         998       1,086       1,278        --
Gain on disposal of fixed assets..................          9          13          28          --        --
Interest expense..................................     (2,980)     (2,068)     (1,932)     (2,150)     (161 )
                                                     --------    --------    --------    --------    -------
Income before income tax expense..................      4,748       6,607       7,979       5,621       234
Income tax expense................................     (1,599)     (2,194)     (3,048)     (2,118)      (88 )
                                                     --------    --------    --------    --------    -------
Income before cumulative effect of change in
  accounting principle............................      3,149       4,413       4,931       3,503       146
Cumulative effect of change in accounting
  principle.......................................      2,635          --          --          --        --
                                                     --------    --------    --------    --------    -------
Net income........................................   $  5,784    $  4,413    $  4,931    $  3,503    $  146
                                                     ========    ========    ========    ========    =======
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets......................................   $ 64,477    $ 66,631    $ 71,200    $ 66,469
Total debt........................................     30,063      28,792      27,386      20,467
Total parent's investment.........................     23,818      26,431      31,362      34,865
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1).........................................   $ 12,797    $ 14,586    $ 16,125    $ 13,825    $1,013
EBITDA margin(1)..................................       34.6%       36.3%       36.7%       30.1%     32.5 %
Cash flows form operating activities(5)...........                                         10,727       (18 )
Cash flows from investing activities(5)...........                                        (11,032)     (385 )
Cash flows from financing activities(5)...........                                            (94)      157
Capital expenditures (excluding
  acquisitions)...................................      7,921       7,016       7,871      11,032       385
Ratio of earnings to fixed charges(2).............        2.5x        4.0x        4.8x        3.4x      2.3 x
OPERATING STATISTICAL DATA (AT END OF PERIOD,
  EXCEPT AVERAGES):
Homes passed......................................    148,937     152,071     153,600     155,624
Basic subscribers.................................     96,219     102,031     105,621     112,985
Basic penetration.................................       64.6%       67.1%       68.8%       72.6%
Premium service units.............................     80,495      88,054      95,022     102,668
Premium penetration...............................       83.7%       86.3%       90.0%       90.9%
Average monthly revenue per basic subscriber(6)...   $  31.99    $  33.78    $  35.23    $  34.99

               SELECTED FINANCIAL INFORMATION AND OPERATING DATA

                                KINGSPORT SYSTEM
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     The selected financial information for the Kingsport System as of and for the year ended December 31, 1995 and for the period from January 1, 1996 through January 31, 1996 have been derived from the audited financial statements of the Kingsport System. The balance sheet and statement of operations data as of and for the years ended December 31, 1992, 1993 and 1994 have been derived from unaudited records of the Kingsport System. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and related notes thereto of the Kingsport System as of and for the year ended December 31, 1995 and as of January 31, 1996 and for the period from January 1, 1996 through January 31, 1996 included elsewhere in this Prospectus. The selected financial information of the Kingsport System for 1991, during which period the system was under the management of a predecessor cable operator, is not practicable to obtain.

                                                                                                       MONTH
                                                                 YEAR ENDED DECEMBER 31,               ENDED
                                                         ----------------------------------------   JANUARY 31,
                                                          1992       1993       1994       1995        1996
                                                         -------   --------   --------   --------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue................................................  $ 9,918   $ 10,443   $ 10,100   $ 10,914      $ 937
Operating expenses:
  Program fees.........................................   (1,875)    (2,065)    (1,950)    (2,219)      (211)
  Other operating costs................................   (2,231)    (3,203)    (3,116)    (3,484)      (356)
  Depreciation and amortization........................   (1,207)    (1,094)      (924)    (1,087)       (87)
                                                         -------    -------    -------    -------    -------
         Total operating expenses......................   (5,313)    (6,362)    (5,990)    (6,790)      (654)
                                                         -------    -------    -------    -------    -------
Income from operations.................................    4,605      4,081      4,110      4,124        283
Gain on disposal of fixed assets.......................       --         45         --         --         --
Interest income (expense)..............................       --         --        120       (856)       (90)
                                                         -------    -------    -------    -------    -------
Net income.............................................  $ 4,605   $  4,126   $  4,230   $  3,268      $ 193
                                                         =======    =======    =======    =======    =======
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...........................................  $ 8,911   $  7,791   $  7,735   $  8,385
Total debt.............................................       --         --         --         --
Total divisional equity................................    7,612      6,867      6,686      6,644
FINANCIAL RATIOS AND OTHER DATA:
EBITDA (1).............................................  $ 5,812   $  5,175   $  5,034   $  5,211      $ 370
EBITDA margin(1).......................................     58.6%      49.6%      49.8%      47.7%      39.5%
Cash flows from operating activities(5)................                                     4,309        267
Cash flows from investing activities(5)................                                    (1,108)       (18)
Cash flows from financing activities(5)................                                    (3,193)      (209)
Capital expenditures (excluding acquisitions)(7).......                 430        508      1,108         18
Ratio of earnings to fixed charges(2)..................     80.4x      57.5x      50.8x       4.5x       3.0x
OPERATING STATISTICAL DATA (AT END OF PERIOD, EXCEPT
  AVERAGES):
Homes passed...........................................   39,423     39,951     41,180     42,307
Basic subscribers......................................   29,788     30,006     31,032     31,434
Basic penetration......................................     75.6%      75.1%      75.4%      74.3%
Premium service units..................................   12,157      9,015     11,049     12,809
Premium penetration....................................     40.8%      30.0%      35.6%      40.7%
Average monthly revenue per basic subscriber(3)........  $ 28.14   $  29.15   $  27.64   $  28.91

            SELECTED FINANCIAL INFORMATION AND OTHER OPERATING DATA

                                PARCABLE SYSTEM
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     The selected financial information for the ParCable System as of and for each of the five years in the period ended December 31, 1995 and for the period from January 1, 1996 through January 31, 1996 have been derived from unaudited financial records furnished by the management of the ParCable System.

                                                                                                                  MONTH
                                                                         YEAR ENDED DECEMBER 31,                  ENDED
                                                             -----------------------------------------------   JANUARY 31,
                                                              1991      1992      1993      1994      1995        1996
                                                             -------   -------   -------   -------   -------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue....................................................  $ 5,400   $ 5,888   $ 6,406   $ 6,500   $ 6,777      $ 621
Operating expenses:
  Program fees.............................................   (1,217)   (1,349)   (1,528)   (1,606)   (1,746)      (148)
  Other operating costs....................................   (2,569)   (2,689)   (3,854)   (3,390)   (2,223)      (242)
  Management and consulting
    fees...................................................       --        --        --        --    (1,243)      (113)
  Depreciation and amortization............................     (729)     (762)     (722)     (680)     (662)       (55)
                                                             -------   -------   -------   -------   -------      -----
         Total operating expenses..........................   (4,515)   (4,800)   (6,104)   (5,676)   (5,874)      (558)
                                                             -------   -------   -------   -------   -------      -----
Income from operations.....................................      885     1,088       302       824       903         63
Interest and other income..................................       36        66        34        20        --         --
Interest expense...........................................       --        --        --       (18)       --         --
                                                             -------   -------   -------   -------   -------      -----
Income before income tax
  expense..................................................      921     1,154       336       826       903         63
Income tax expense.........................................       --        --       228        37        74          5
                                                             -------   -------   -------   -------   -------      -----
Net income.................................................  $   921   $ 1,154   $   108   $   789   $   829      $  58
                                                             =======   =======   =======   =======   =======      =====
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...............................................  $ 4,326   $ 3,727   $ 3,188   $ 2,693   $ 2,221
Total debt.................................................       --        --        --        --        --
Total shareholder's equity.................................    5,839     7,012     8,195    10,790    13,318
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1)..................................................  $ 1,614   $ 1,850   $ 1,024   $ 1,504   $ 1,565      $ 118
EBITDA margin(1)...........................................     29.9%     31.4%     16.0%     23.1%     23.1%      19.0%
Cash flows from operating activities(5)....................
Cash flows from investing activities(5)....................
Cash flows from financing activities(5)....................
Capital expenditures (excluding acquisitions)..............      296       176       190       169       135          6
Ratio of earnings to fixed charges(2)......................     29.8x     29.1x     10.6x     16.9x     26.1x      22.0x
OPERATING STATISTICAL DATA (AT END OF PERIOD, EXCEPT
  AVERAGES):
Homes passed...............................................   26,622    26,827    26,985    27,238    27,529
Basic subscribers..........................................   18,846    19,385    20,363    21,019    21,729
Basic penetration..........................................     70.8%     72.3%     75.5%     77.2%     78.9%
Premium service units......................................   10,906     9,992     9,788     9,833     9,464
Premium penetration........................................     57.9%     51.5%     48.1%     46.8%     43.6%
Average monthly revenue per basic subscriber(3)............  $ 25.61   $ 25.93   $ 26.96   $ 26.33   $ 26.64

               SELECTED FINANCIAL INFORMATION AND OPERATING DATA

                            VIACOM NASHVILLE SYSTEM
              (IN THOUSANDS, EXCEPT FOR RATIOS AND OPERATING DATA)

     The selected financial information for the Viacom Nashville System as of and for each of the five years in the period ended December 31, 1995 have been derived from the audited financial statements of the Viacom Nashville System. The selected financial information for the Viacom Nashville System as of and for the six months ended June 30, 1995 and 1996 have been derived from the unaudited financial records of the Viacom Nashville System. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto of the Viacom Nashville System for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1995 and 1996 included elsewhere in this Prospectus.

                                                                                                  SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                                 --------------------------------------------------------    --------------------
                                   1991        1992        1993        1994        1995        1995        1996
                                 --------    --------    --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA:
Revenue........................  $ 44,097    $ 48,746    $ 53,419    $ 54,648    $ 62,042    $ 29,834    $ 33,293
Costs and expenses:
  Program fees.................    (6,973)     (7,788)     (8,375)     (9,624)    (13,894)     (6,595)     (7,872)
  Other operating costs........   (20,877)    (22,322)    (24,173)    (24,953)    (25,098)    (11,973)    (13,428)
  Depreciation and
    amortization...............    (7,141)     (7,155)     (8,010)     (8,368)     (9,655)     (4,605)     (5,657)
                                 --------    --------    --------    --------    --------    --------    --------
         Total operating
           expenses............   (34,991)    (37,265)    (40,558)    (42,945)    (48,647)    (23,173)    (26,957)
                                 --------    --------    --------    --------    --------    --------    --------
Income from operations.........     9,106      11,481      12,861      11,703      13,395       6,661       6,336
Interest and other income......        64           4           1           4          13          --          --
Gain on disposal of fixed
  assets.......................        30          20           4          13          20          --          --
Interest expense...............    (6,513)     (4,372)     (3,043)     (3,599)     (4,819)     (2,458)     (2,436)
Other expense..................       (81)        (73)        (80)       (108)       (157)        (61)        (41)
                                 --------    --------    --------    --------    --------    --------    --------
Income before income tax
  expense and extraordinary
  item.........................     2,606       7,060       9,743       8,013       8,452       4,142       3,859
Income tax expense.............    (1,716)     (3,278)       (282)     (1,705)     (4,659)     (2,319)     (2,125)
Extraordinary
  item -- utilization of net
  operating loss
  carryforwards................        --       1,022          --          --          --          --          --
                                 --------    --------    --------    --------    --------    --------    --------
Net income.....................  $    890    $  4,804    $  9,461    $  6,308    $  3,793    $  1,823    $  1,734
                                 ========    ========    ========    ========    ========    ========    ========
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...................  $ 88,387    $ 84,909    $ 90,342    $104,187    $117,198                $123,907
Total debt.....................        --          --          --          --          --
Total owner's equity...........    86,140      82,659      87,122      99,482     105,637                $111,122
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(1)......................  $ 16,247    $ 18,636    $ 20,871    $ 20,071    $ 23,050    $ 11,266    $ 11,993
EBITDA margin(1)...............      36.8%       38.2%       39.1%       36.7%       37.2%       37.8%       36.0%
Cash flows from operating
  activities...................    10,159      13,334      15,034      15,762      19,929      14,109       8,900
Cash flows from investing
  activities...................    (3,089)     (5,049)    (10,035)    (21,815)    (22,291)    (10,260)    (12,651)
Cash flows from financing
  activities...................    (7,070)     (8,285)     (4,999)      6,053       2,362      (3,849)      3,751
Capital expenditures (excluding
  acquisitions)................     3,132       5,013       9,688      22,827      22,958      10,470      12,480
Ratio of earnings to fixed
  charges(2)...................      1.3x        2.3x        3.4x        2.7x        2.4x        2.4x        2.3x
OPERATING STATISTICAL DATA (AT
  END OF PERIOD, EXCEPT
  AVERAGES):
Homes passed...................   214,208     221,376     227,116     233,191     240,649     235,890     243,705
Basic subscribers..............   112,354     119,089     125,374     135,952     146,266     141,045     149,362
Basic penetration..............      52.5%       53.8%       55.2%       58.3%       60.8%       59.8%       61.3%
Premium service units..........    80,763      81,420      98,980     129,479     143,789     139,502     146,395
Premium penetration............      71.9%       68.4%       78.9%       95.2%       98.3%       98.9%       98.0%
Average monthly revenue per
  basic subscriber(3)..........  $  33.43    $  34.95    $  36.07    $  34.76    $  36.57    $  35.53    $  37.15

           NOTES TO SELECTED FINANCIAL INFORMATION AND OPERATING DATA

(1) Earnings before interest, income taxes, depreciation and amortization, gain
    (loss) on disposal of fixed assets, other income (expense) and equity in net loss of investee (which is applicable only to RMH in 1992, see Note 7 to RMH Consolidated Financial Statements). EBITDA margin is EBITDA divided by total revenue. EBITDA and EBITDA margin are commonly used in the cable industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA and EBITDA margin do not purport to represent cash flows from operating activities in related Statements of Cash Flows or cash flow as a percentage of revenue and should not be considered in isolation or as a substitute for or superior to measures of performance in accordance with GAAP.

(2) In computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense (benefit) and fixed charges. Fixed charges include interest on long-term borrowings, related amortization of debt issuance costs and the portion of rental expense under operating leases deemed to be representative of the interest factor. The Company's earnings for the nine months ended September 30, 1996 were inadequate to cover fixed charges by $18,365. For the Previously Affiliated Entities, earnings for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, for the seven months ended July 31, 1995 and for the period from January 1, 1996 through July 30, 1996 were inadequate to cover fixed charges by $21,081, $70,280, $77,648, $79,047, $62,412, $36,565 and $50,016, respectively. RMH's ratio of earnings to fixed charges for 1991 is not included in the amounts listed above as the information is not practicable to obtain. The 1992 amount for RMH represents earnings inadequate to cover fixed charges for the period from May 1, 1992 to December 31, 1992.

(3) Average monthly revenue per basic subscriber is calculated as the sum of total revenue per average number of basic subscribers for each month divided by the number of months during the period presented. The average number of basic subscribers for each month is calculated as the sum of the number of basic subscribers as of the beginning of the month and the number of basic subscribers as of the end of the month divided by two.

(4) The comparability of the operating data set forth above for the Previously Affiliated Entities for 1992, 1993 and 1994 is affected by RMH's acquisition of cable systems. The number of basic subscribers served by RMH increased by approximately 26,800 and 47,300 during 1992 and 1993, respectively, as a result of the cable television systems acquired.

(5) Cash flows from operating, investing and financing activities are not available for the following systems for the following periods as statements of cash flows were not prepared by the former operators of the respective systems:

         Greenville/Spartanburg System -- Years ended December 31, 1991, 1992 and 1993

          Kingsport System -- Years ended December 31, 1992, 1993 and 1994

          ParCable System -- Years ended December 31, 1991, 1992, 1993, 1994 and
                         1995
                          -- One month ended January 31, 1996

(6) Average monthly revenue per basic subscriber for the Greenville/Spartanburg System for the years ended December 31, 1991, 1992, 1993 and 1994 is calculated as the total revenue for the year divided by the average number of basic subscribers for the corresponding year. Average number of basic subscribers was calculated as the sum of the number of basic subscribers at January 1 and December 31 of each year divided by two.

(7) The amount of capital expenditures for the Kingsport System in 1992 is not practicable to obtain.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the separate financial statements of the Previously Affiliated Entities, the Greenville/Spartanburg System, the Viacom Nashville System and the Kingsport System, and other information appearing elsewhere in this Prospectus. The audited financial statements for the Previously Affiliated Entities present the results of operations for IPWT, RMH and the Greenville/Spartanburg System on a combined basis as if the entities had always been members of the same operating group, except for the Greenville/Spartanburg System, which has been included from January 27, 1995, the date such system was acquired by TCI from TeleCable Corporation ("TeleCable").

     The discussion of results of operations covers periods prior to the Transactions. Accordingly, the analysis does not reflect the significant impact that the Transactions will have on the Company. In addition, the discussion does not address the historical results of operations or financial condition of the ParCable System and the Miscellaneous Acquisitions due to the relative immateriality of their respective results during the periods covered. See "Pro Forma Financial Data" and "The Acquisitions."

OVERVIEW

     Each of the Previously Affiliated Entities, the Greenville/Spartanburg System, the Viacom Nashville System and the Kingsport System has generated substantially all of its revenues from monthly subscription fees for basic, expanded basic (also referred to as cable programming services, "CPS"), premium and ancillary services (such as rental of converters and remote control devices) and installation charges. Additional revenues have been generated from local and national advertising sales, pay-per-view programming and home shopping commissions.

     The Systems have generated increases in revenues during each of the past three years and the nine months ended September 30, 1996 primarily as a result of internal subscriber growth. The Company's ability to increase its basic and expanded basic service rates has been limited by the 1992 Cable Act, which generally became effective on September 1, 1993. However, after 1994, channels have been added in certain of the Company's cable television systems and rate increases have been implemented on the expanded basic tier. Programming fees, which comprise a substantial portion of total operating expenses, have experienced significant industry-wide increases, particularly during 1995 and the first quarter of 1996. Operating, general and administrative expenses have also increased as a result of subscriber growth and costs related to implementing rate regulation. The net effect of these factors has had a negative impact on EBITDA margins. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other income (expense). EBITDA margin is defined as EBITDA divided by total revenues. EBITDA and EBITDA margin are commonly used in the cable industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA and EBITDA margin do not purport to represent cash flows from operating activities in related Statements of Cash Flows or cash flow as a percentage of revenue and should not be considered in isolation or as a substitute for or superior to measures of performance in accordance with GAAP.

     The Company expects to realize significant general and administrative cost savings as a result of clustering the systems and to realize reduced program fees through its relationship with TCI. Such cost savings are anticipated from the cost sharing agreements the Company and the Related InterMedia Entities have with IMI to provide accounting, operational, marketing, engineering, legal, regulatory compliance and other administrative services at cost. Other cost savings are anticipated from headcount reductions at the Viacom Nashville System and changes to sales commission programs at the Greenville/Spartanburg System. There can be no assurance that expected cost savings can be achieved in conjunction with the Acquisitions. See "Business -- Relationship with TCI,"
"-- Operating Strategy" and "Risk Factors -- Loss of Relationship with TCI."

     Each of the Company, IPWT and RMH has reported net losses primarily caused by high levels of depreciation and amortization and interest expense. Depreciation and amortization expense also had a significant impact on the operating results of the Viacom Nashville System and the Greenville/Spartanburg

System. Management believes that net losses are common for cable television companies and that the Company will incur net losses in the future.

     Historically, certain programmers have periodically increased the rates charged for their services. Management believes that such rate increases are common for the cable television industry and that the Company will experience program fee rate increases in the future.

Acquisitions

     During the nine months ended September 30, 1996 the Company acquired cable television systems serving approximately 570,200 basic subscribers in Tennessee, South Carolina and Georgia through (i) the Company's acquisition on July 30, 1996 of controlling equity interests in IPWT and RMG (ii) the equity contribution on July 30, 1996 of Greenville/Spartanburg System to the Company by affiliates (iii) the purchase of the Prime Houston System and the exchange with TCI on August 1, 1996 of the Prime Houston System for the Viacom Nashville System, and (iv) the purchases on January 29, 1996, February 1, 1996, May 2, 1996, July 1, 1996, and August 6, 1996 of the Miscellaneous Acquisitions for cash.

     The Company paid cash of approximately $415.7 million, including related acquisition costs and fees, for the purchase of the Kingsport System, the ParCable System, the Viacom Nashville System and the Miscellaneous Systems. The purchase price of the Viacom Nashville System of $313.5 million includes $300.0 million paid in May 1996 for the Prime Houston System and cash of $13.5 million, net of purchase price adjustments, paid to TCI upon the exchange of the Prime Houston System for the Viacom Nashville System. The Company financed the purchase of the Prime Houston System with nonrecourse debt and owned the Prime Houston System temporarily in contemplation of exchanging the Prime Houston System with TCI for the Viacom Nashville System. Of the total nonrecourse debt incurred to finance the Prime Houston acquisition, $297.0 million was outstanding at an interest rate of 8.0% and $3.0 million was outstanding at LIBOR plus 1 1/8%. TCI managed the Prime Houston System during the Company's ownership period. Under the terms of the various agreements with TCI, the Company could not dispose of and did not have effective control over the use of the Prime Houston assets, and there was no economic effect to the Company from the Prime Houston assets during the Company's ownership of the system. The accounts of the Prime Houston System and the related debt and interest expense have been excluded from the Company's consolidated financial statements for the nine months ended September 30, 1996. The purchase of the Kingsport System, the ParCable System, the Viacom Nashville System and the Miscellaneous Systems have been accounted for as purchases and results of operations are included in the Company's consolidated results only from the dates the systems were acquired. The purchase price allocation to tangible and intangible assets acquired has been recorded based on preliminary estimates of fair market values, pending receipt of final appraisals.

     In connection with the Company's acquisitions of RMG and IPWT, the Company paid cash of $0.3 million for its equity interests in RMG and repaid in cash $365.5 million of the acquired entities' indebtedness, including $14.9 million of accrued interest. The Company also paid cash to TCI of $120.8 million in connection with TCI's contribution of the Greenville/Spartanburg System to the Company. The cash payment to TCI has been recorded as an equity distribution in the Company's consolidated financial statements for the nine months ended September 30, 1996.

     The Company acquired IPWT and extinguished $36.7 million of IPWT's indebtedness in exchange for non-cash consideration consisting of limited partner interests in ICP-IV of $25.0 million and a preferred limited partner interest in ICP-IV of $25.0 million. TCI received non-cash consideration of $117.6 million in the form of a 49.0% limited partner interest in ICP-IV in exchange for its contribution of the Greenville/Spartanburg System to the Company.

     IPWT, RMG and the Greenville/Spartanburg System were acquired from entities in which TCI had a significant ownership interest. Because of TCI's substantial continuing interest in these entities as a 49.0% limited partner in ICP-IV, these acquisitions were accounted for at their historical cost basis as of the acquisition date. Results of these entities are included in the Company's consolidated results only from the date of acquisition.

Rate Regulation and Competition

     The 1992 Cable Act significantly changed the regulatory environment in which the Company operates. Rate regulations adopted by the FCC in response to the 1992 Cable Act generally became effective on September 1, 1993 and were subsequently amended on several occasions. The 1996 Act eliminates rate regulation on the CPS tier after March 31, 1999. In addition, rates are deregulated on both the basic and CPS tiers when a cable system becomes subject to effective competition, which under the 1996 Act would include the provision, other than by direct broadcast satellite, of comparable video programming by a local exchange carrier in the franchise area.

     RMH and IPWT have elected to justify their existing basic and CPS tier rates under FCC cost of service rules, which are subject to further revision and regulatory interpretation. The Viacom Nashville System, the Greenville/Spartanburg System and the Kingsport System have determined their rates based on a benchmark established by the FCC. RMH's and IPWT's cost of service cases justifying rates for the CPS tier of service are currently pending before the FCC and, pursuant to FCC regulations, several local franchises have requested that the FCC review the Systems' basic rate justifications. Management believes that the Systems and the Viacom Nashville System have substantially complied in all respects with related FCC regulations and the outcome of these proceedings will not have a material adverse effect on the financial statements of the Company. See "Risk Factors -- Regulation of the Cable Television Industry" and "Legislation and Regulation."

     The Company is subject to actual or potential competition from alternative providers of video services, including wireless service providers and local telephone companies. BellSouth Telecommunications, Inc. ("BellSouth") has applied for cable franchises in certain areas where the Company operates. On October 22, 1996 the Tennessee Cable Telecommunications Association ("TCTA") and the Cable Television Association of Georgia ("CTAG") filed a formal complaint with the Federal Communications Commission challenging certain acts and practices that BellSouth is taking in connection with its deployment of video distribution facilities in certain areas of Tennessee and Georgia. The Company is joined by several other cable operators as the "Complainant Cable Operators" in the complaint.

     Specifically the TCTA and the CTAG have alleged in the complaint that BellSouth is (i) subsidizing its deployment of cable television facilities with regulated services revenues that are not subject to competition; (ii) discriminating against cable operators and other telecommunications providers by failing to charge its video affiliates the same pole attachment and conduit occupancy rates that it charges unaffiliated Georgia and Tennessee operators; and (iii) charging Tennessee cable television operators conduit occupancy rates that are 1900% above the maximum permitted by the Federal Communications Commission. The Company cannot predict the likelihood of success on this complaint nor can there be any assurance that the Company will be successful.

     The Company cannot predict the extent to which competition will materialize or, if competition materializes, the extent of its effect on the Company. See "Risk Factors -- Competition in Cable Television Industry; Rapid Technological Change"; "Business -- Competition" and "Legislation and Regulation."

Transactions with Affiliates

     TCI's indirect ownership of IPWT and RMH and its direct ownership of the Greenville/Spartanburg System from January 27, 1995 has enabled each of these systems to purchase programming services from Satellite Services Inc. ("SSI"), a subsidiary of TCI. During the three years ended December 31, 1995, IPWT and RMH paid, in the aggregate, 83.7% of their program fees to SSI. During the period from January 27, 1995 to December 31, 1995, the Greenville/Spartanburg System paid 74.5% of its program fees to SSI.

     Due to TCI's equity ownership in the Company, the Company is also able to purchase programming services from SSI. Management believes that the aggregate programming rates obtained through this relationship are lower than the rates the Company could obtain through arm's-length negotiations with third parties. TCI is under no obligation to offer such benefits to the Company, and there can be no assurance that such benefits will continue to be available in the future should TCI's ownership in the Company significantly decrease or should TCI for any other reason decide not to continue to offer such benefits to the Company. The loss of the relationship with TCI could adversely affect the financial position and results of operations of the Company. See "Risk Factors -- Loss of Beneficial Relationship with TCI."

     The Related InterMedia Entities and the Company have entered into agreements ("Administrative Agreements") with IMI, pursuant to which IMI provides accounting, operational, marketing, engineering, legal, regulatory compliance and other administrative services at cost. IMI is wholly owned by Leo
J. Hindery, Jr., who is the managing general partner of and owns the controlling interest in ICM-IV, which is the general partner of ICP-IV. Generally, IMI charges costs to the Related InterMedia Entities based on each entity's number of basic subscribers as a percentage of total basic subscribers for all of the Related InterMedia Entities. In addition to changes in IMI's aggregate cost of providing such services, changes in the number of the Company's basic subscribers and/or changes in the number of basic subscribers for the other Related InterMedia Entities will affect the level of IMI costs charged to the Company. IMI charged $1.3 million to the Company for the nine months ended September 30, 1996, $0.4 million, $0.6 million, $0.6 million and $0.4 million to IPWT in 1993, 1994, 1995, and the first seven months of 1996, respectively, and $1.1 million, $2.0 million, $2.4 million and $1.5 million to RMH in 1993, 1994, 1995, and the first seven months of 1996, respectively. Under the terms of the Administrative Agreements, management expects the level of IMI costs charged to the Company in 1996 to be comparable to the level of costs charged to RMH and IPWT in 1995.

     ICM-IV manages the business of the Company for an annual fee of one percent of non-preferred Contributed Equity. InterMedia Capital Management V, L.P. ("ICM-V") managed the business of RMH for fees of $0.5 million for each of the years ended December 31, 1993 and 1994 and $0.3 million for the year ended December 31, 1995. InterMedia Capital Management ("ICM") managed the business of IPWT for a fee of $0.1 million for the year ended December 31, 1994 and $0.5 million for the year ended December 31, 1995. For a more detailed description of the agreements the Company and the Related InterMedia Entities have with IMI, see "Certain Relationships and Related Transactions."

RESULTS OF OPERATIONS -- THE COMPANY

     The following table sets forth for the period indicated statement of operations and other data of the Company expressed in dollar amounts (in thousands) and as a percentage of revenue. Statement of operations and other data are presented for the three months ended September 30, 1996 for comparative and analytical purposes. As described above, the Company acquired all of its cable television systems during the nine months ended September 30, 1996. A significant portion of these acquisitions occurred during the three months ended September 30, 1996. Results of operations of the acquired cable television systems have been included in the Company's results of operations only from the dates the systems were acquired. The Company had no operations prior to its first acquisition on January 29, 1996.

                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                      SEPTEMBER 30, 1996         SEPTEMBER 30, 1996
                                                    ----------------------     ----------------------
                                                                PERCENTAGE                 PERCENTAGE
                                                     AMOUNT     OF REVENUE      AMOUNT     OF REVENUE
                                                    --------    ----------     --------    ----------
Statement of Operations Data:
Revenue...........................................  $ 39,457       100.0%      $ 47,391       100.0%
Costs and Expenses:
  Program fees....................................    (8,555)      (21.7)       (10,136)      (21.4)
  Other direct and operating expenses(1)..........    (4,829)      (12.2)        (5,731)      (12.1)
  Selling, general and administrative(2)..........    (7,374)      (18.7)        (8,975)      (18.9)
  Management and consulting fees..................      (587)       (1.5)          (721)       (1.5)
  Depreciation and amortization...................   (21,787)      (55.2)       (26,521)      (56.0)
                                                     -------       -----        -------       -----
Loss from operations..............................    (3,675)       (9.3)        (4,693)       (9.9)
Interest and other income.........................     4,307        10.9          4,759        10.0
Gain on sale of investments.......................       286         0.7            286         0.6
Interest expense..................................   (14,189)      (35.9)       (18,191)      (38.4)
Other income (expense)............................      (524)       (1.3)          (526)       (1.1)
Provision for income taxes........................      (388)       (1.0)          (388)       (0.8)
Extraordinary gain on early extinguishment of
  debt,
  net of tax......................................    18,483        46.8         18,483        39.0
Minority interest.................................      (464)       (1.2)          (464)       (1.0)
                                                     -------       -----        -------       -----
Net income (loss).................................     3,836         9.7       $   (734)       (1.6)
                                                     =======       =====        =======       =====
Other Data:
EBITDA(3).........................................  $ 18,112        45.9%      $ 21,828        46.1%

---------------
(1) Other direct and operating expenses consist of expenses relating to installations, plant repairs and maintenance and other operating costs directly associated with revenues.

(2) Selling, general and administrative expenses consist mainly of costs related to system offices, customer service representatives and sales and administrative employees.

(3) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other income (expense). EBITDA is a commonly used measure of performance in the cable industry. However, it does not purport to represent cash flows from operating activities in related Consolidated Statements of Cash Flows and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. For information concerning cash flows from operating, investing and financing activities, see Audited Financial Statements included elsewhere in this Prospectus.

Revenues

     For the three months and nine months ended September 30, 1996, the Company generated total revenues of $39.5 million and $47.4 million, respectively. The Company's total revenues consisted of $27.3 million and $33.4 million of basic service revenues, or 69.1% and 70.4% of total revenues for the three and nine months ended September 30, 1996, respectively. Pay service revenues of $6.7 million and $7.9 million represented 17.0% and 16.7% of total revenues for the three months and nine months ended September 30, 1996, respectively. Other service revenues of $5.5 million and $6.1 million represented 13.9% and 12.9% of total revenues, for the three months and nine months ended September 30, 1996, respectively. The increase in other service revenues as a percentage of total revenues between the three months ended and nine months ended operating results is due primarily to the acquisitions of RMH, the Greenville/Spartanburg System and the Viacom Nashville System which have significant amounts of advertising revenues compared to those systems acquired during the first six months of the year. Basic, pay and other service revenues for the six months ended June 30, 1996 represented 77.0%, 15.1% and 7.9%, respectively, of total revenues for the same period. The

Company served approximately 570,200 basic subscribers and had 432,600 pay units at September 30, 1996, compared to approximately 57,400 basic subscribers and 23,800 pay units at June 30, 1996.

     Average basic service revenue per basic subscriber for the three months ended September 30, 1996 was $22.46, compared to $21.93 for the nine months ended September 30, 1996 and $21.62 for the six months ended June 30, 1996. The increase represents rate increases implemented by RMG and the Viacom Nashville System in September 1996 and higher effective basic service rates for the systems acquired in July and August 1996, compared to those systems acquired during the first six months of the year. Average pay service revenue per pay unit decreased from $9.13 for the nine months ended September 30, 1996 to $8.21 for the three months ended September 30, 1996. The decrease is due primarily to marketing promotions offered during the third quarter 1996 and the impact of acquiring certain systems with lower average pay service revenue per pay unit.

Program Fees

     Program fees of $8.6 million and $10.1 million for the three and nine months ended September 30, 1996, respectively, represent 25.2% and 24.6% of basic and pay service revenues for the respective periods. The increase in program fees as a percentage of cable service revenues for the three months ended September 30, 1996 compared to the nine month period reflects a higher effective program rate per basic subscriber for the Viacom Nashville System and the Greenville/Spartanburg System, which offer more channels to its basic subscribers than those systems acquired prior to the third quarter 1996.

Other Direct Expenses

     Other direct expenses, which include costs related to technical personnel, franchise fees and repairs and maintenance, amounted to $4.8 million and $5.7 million for the three and nine months ended September 30, 1996, respectively. Other direct expenses as a percentage of total revenues for the three and nine months ended September 30, 1996 remained relatively constant at 12.2% and 12.1%, respectively.

Depreciation and Amortization

     Depreciation and amortization expense of $21.8 million and $26.5 million for the three and nine months ended September 30, 1996, respectively, represent 55.2% and 56.0% of total revenues for the respective periods. The significant amount of depreciation and amortization expense for each of the periods ended September 30, 1996 results from the cable television assets purchased during the nine months ended September 30, 1996. Furthermore, depreciation is computed using the double-declining balance method over estimated useful lives which do not exceed ten years, and the Company's intangible assets are amortized on a straight line basis over the lesser of the estimated useful lives or the twelve-year term of ICP-IV.

Selling, General and Administrative

     Selling, general and administrative ("SG&A") expenses for the three and nine months ended September 30, 1996 amounted to $7.4 million and $9.0 million or 18.7% and 18.9% of total revenues, respectively.

Management and Consulting Fees

     Management and consulting fees of $0.6 million and $0.7 million for the three and nine months ended September 30, 1996 represent fees charged by ICM-IV. ICM-IV manages the business of the Company for a per annum fee of 1% of the Company's total non-preferred capital contributions, or $3.4 million. The significant increase in management and consulting fees for the three months ended September 30, 1996, compared to the first six months of the year is a result of the significant equity contributions during the three months ended September 30, 1996. During the six months ended June 30, 1996 ICM-IV management and consulting fees were determined in accordance with the ICP-IV partnership agreement based on attributed equity which was calculated as a percentage of the purchase price of the acquired systems.

Interest and Other Income

     Interest and other income includes the following: (i) equity distribution income of $2.9 million received from a former investee of RMG during the three months ended September 30, 1996, (ii) $0.4 million of interest income earned on a $15.0 million loan to RMH prior to the Company's acquisition of RMH on July 30, 1996, (iii) $0.9 million of interest income earned on the pledged securities, and (iv) other income and interest earned on cash and cash equivalents of $0.6 million.

Gain on sale of investments

     The gain on sale of investments resulted from the sale of certain limited partner interests during the three months ended September 30, 1996.

Interest expense

     Interest expense for the nine months ended September 30, 1996 includes interest on a bridge loan obtained by a subsidiary of ICP-IV for acquisitions of certain cable television systems during the first seven months of the year and interest on borrowings outstanding under the 11.25% senior notes and bank debt, which were incurred to finance the Company's acquisitions in July and August 1996. See "Acquisitions" and "Liquidity and Capital Resources."

Other income (expense)

     Other expense of $0.5 million for the three and nine months ended September 30, 1996 primarily represents the expensing of directly related costs incurred in connection with the July 30, 1996 acquisitions, which were accounted for on an historical cost basis.

Provision for income taxes

     The provision for income taxes has been recorded based on RMG's effective rate expected for the year ending December 31, 1996. As partnerships, the tax attributes of ICP-IV and its subsidiaries other than RMG and IPCC accrue to the partners.

Extraordinary gain on early extinguishment of debt

     The extraordinary gain on early extinguishment of debt includes (i) costs paid in July 1996 associated with the prepayment of RMG's long-term debt and
(ii) the recognition of the unamortized portion in July 1996 of a debt restructuring credit associated with the restructuring of IPWT's long-term debt in 1994.

Minority interest

     Minority interest represents accrued dividends of $0.1 million on RMG's mandatorily redeemable preferred stock and the allocation of $0.3 million of RMG's income for the period from July 30, 1996 through September 30, 1996 to a subsidiary of TCI as the minority shareholder of RMG's common stock.

Net income (loss)

     Net income for the three months ended September 30, 1996 was significantly impacted by the acquisitions and related debt financing in July and August and the extraordinary gain on early extinguishment of long-term debt that was assumed in connection with the acquisitions of RMG and IPWT. Revenues and loss before income taxes for the three months ended September 30, 1996 represented 83.3% and 75.1% of revenues and loss before income taxes for the nine months ended September 30, 1996.

RESULTS OF OPERATIONS -- THE PREVIOUSLY AFFILIATED ENTITIES

     The comparability of results of operations for the Previously Affiliated Entities for the years ended December 31, 1993 and 1994 is affected by RMH's acquisitions of cable television systems. During February,

March and December 1993, RMH acquired cable television assets serving at the time approximately 1,400, 15,600 and 30,300 basic subscribers, respectively, in the Greenville/Spartanburg Cluster and Nashville/Mid-Tennessee Cluster (the "1993 Acquisitions"). Results of operations for the 1993 Acquisitions are included in 1993 results of operations only from the dates the systems were acquired, while results of operations for these systems are included for the full years in 1994 and 1995.

     The comparability of results of operations for the Previously Affiliated Entities for the seven months ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996, and the years ended December 31, 1994 and 1995 is affected by the combining of results of operations for the Greenville/Spartanburg System from January 27, 1995 with results of operations for IPWT and RMH (the "1995 Combination").


     The following tables set forth for the periods indicated statement of operations and other data of the Previously Affiliated Entities expressed in dollar amounts (in thousands) and as a percentage of revenue.


                                              SEVEN MONTHS ENDED JULY     PERIOD FROM JANUARY 1,
                                                     31, 1995              1996 TO JULY 30, 1996
                                              -----------------------     -----------------------
                                                           PERCENTAGE                  PERCENTAGE
                                               AMOUNT      OF REVENUE      AMOUNT      OF REVENUE
                                              --------     ----------     --------     ----------
    STATEMENT OF OPERATIONS DATA:
    Revenue.................................  $ 72,578        100.0%      $ 81,140        100.0%
    Costs and Expenses:
      Program fees..........................   (13,923)       (19.2)       (17,080)       (21.1)
      Other direct and operating
         expenses(1)........................    (9,499)       (13.1)       (10,000)       (12.3)
      Selling, general and
         administrative(2)..................   (16,164)       (22.3)       (19,698)       (24.3)
      Management and consulting fee.........      (530)        (0.7)          (398)        (0.5)
      Depreciation and amortization.........   (41,141)       (56.7)       (36,507)       (45.0)
                                               -------        -----        -------        -----
    Loss from operations....................    (8,679)       (12.0)        (2,543)        (3.1)
    Interest and other income...............       888          1.2            179          0.2
    Gain (loss) on disposal of fixed
      asset.................................        39          0.1            (14)         0.0
    Interest expense........................   (28,157)       (38.8)       (47,545)       (58.6)
    Other expense...........................      (656)        (0.9)           (93)        (0.1)
    Income tax benefit......................     8,642         11.9         14,744         18.2
                                               -------        -----        -------        -----
    Net loss................................   (27,923)       (38.5)       (35,272)       (43.5)
                                               =======        =====        =======        =====
    OTHER DATA:
    EBITDA(3)...............................    32,462         44.7%        33,964         41.9%

                                                              YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------
                                           1993                        1994                        1995
                                  -----------------------     -----------------------     -----------------------
                                               PERCENTAGE                  PERCENTAGE                  PERCENTAGE
                                   AMOUNT      OF REVENUE      AMOUNT      OF REVENUE      AMOUNT      OF REVENUE
                                  --------     ----------     --------     ----------     --------     ----------
STATEMENT OF OPERATIONS DATA:
Revenue.........................  $ 57,685        100.0%      $ 73,049        100.0%      $128,971        100.0%
Costs and Expenses:
  Program fees..................    (9,376)       (16.3)       (13,189)       (18.1)       (24,684)       (19.1)
  Other direct and operating
    expenses(1).................    (7,801)       (13.5)        (9,823)       (13.4)       (16,851)       (13.1)
  Selling, general and
    administrative(2)...........   (12,414)       (21.5)       (15,852)       (21.7)       (30,509)       (23.7)
Management and consulting fee...      (465)        (0.8)          (585)        (0.8)          (815)        (0.6)
Depreciation and amortization...   (66,940)      (116.0)       (68,216)       (93.4)       (70,154)       (54.4)
                                   -------       ------        -------        -----        -------        -----
Loss from operations............   (39,311)       (68.1)       (34,616)       (47.4)       (14,042)       (10.9)
Interest and other income.......     8,898         15.4          1,442          2.0          1,172          0.9
Loss on disposal of fixed
  assets........................    (1,967)        (3.4)        (1,401)        (1.9)           (63)          --
Interest expense................   (44,760)       (77.6)       (44,278)       (60.6)       (48,835)       (37.9)
Other expense...................      (508)        (0.9)          (194)        (0.3)          (644)        (0.5)
Income tax benefit..............    21,656         37.5         19,020         26.0         17,502         13.6
                                   -------       ------        -------        -----        -------        -----
Net loss........................  $(55,992)       (97.1)%     $(60,027)       (82.2)%     $(44,910)       (34.8)%
                                   =======       ======        =======        =====        =======        =====
OTHER DATA:
EBITDA(3).......................  $ 27,629         47.9%      $ 33,600         46.0%      $ 56,112         43.5%

---------------
(1) Other direct and operating expenses consist of expenses relating to installations, plant repairs and maintenance and other operating costs directly associated with revenues.

(2) Selling, general and administrative expenses consist mainly of costs related to system offices, customer service representatives and sales and administrative employees.

(3) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, gain (loss) on disposal of fixed assets and other income (expense). EBITDA is a commonly used measure of performance in the cable industry. However, it does not purport to represent cash flows from operating activities in related Consolidated Statements of Cash Flows and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. For information concerning cash flows from operating, investing and financing activities, see Audited Financial Statements included elsewhere in this Prospectus.

COMPARISON OF THE SEVEN MONTHS ENDED JULY 31, 1995 AND THE PERIOD FROM JANUARY 1 TO JULY 30, 1996

     Revenues. The Previously Affiliated Entities' revenues increased $8.6 million, or by 11.8%, for the seven months ended July 30, 1996 compared with the corresponding period in the prior year. The impact of comparing revenues for the seven months ended July 30, 1996 with revenues for the period from January 27, 1995 to July 31, 1995 for the Greenville/Spartanburg System resulted in a $3.1 million increase in revenues. Additionally, revenues increased $2.8 million due to subscriber growth and $3.6 million due to basic and expanded basic rate increases. As of July 30, 1996, basic subscribers and premium units increased from July 31, 1995 by approximately 15,000 subscribers, or 4.4%, and 5,600 units, or 2.2%, respectively. The increase in basic subscribers primarily reflects the impact of an increase of approximately 15,800 homes passed and higher basic penetration which grew from 69.4% at July 31, 1995 to 70.2% at July 30, 1996. During the three months ended March 31, 1996, each of the Previously Affiliated Entities implemented basic and/or expanded basic rate increases. The rate increases resulted in a 4.2% average increase in overall rates charged for basic and expanded basic services combined. Partially offsetting these revenue increases was a $0.6 million decrease in pay service revenues reflecting the impact of premium discount packages which offer combinations of premium channels at prices that represent significant savings over the price for an individual channel and a $0.4 million decrease in ancillary service revenues.

     Program Fees. Program fees increased $3.2 million, or by 22.7%, for the seven months ended July 30, 1996 compared with the corresponding period in the prior year. The impact of comparing program fees for the seven months ended July 30, 1996 with program fees for the period from January 27, 1995 to July 31, 1995 for the Greenville/Spartanburg System resulted in a $0.8 million increase in program fees. Additionally, program fees increased $0.6 million due to subscriber growth and $1.8 million due to the net impact of higher rates charged by certain programmers and higher pay-per-view program costs. The increase in program fees as a percentage of revenues reflects the impact of program fee increases outpacing revenue growth for the period.

     Other Direct and Operating Expenses. Other direct and operating expenses increased $0.5 million, or by 5.3%, for the seven months ended July 30, 1996 compared with the corresponding period in the prior year. The impact of comparing other direct and operating expenses for the seven months ended July 30, 1996 with the period from January 27, 1995 to July 31, 1995 for the Greenville/Spartanburg System resulted in a $0.7 million increase in expense. Increased labor costs for the RMH and IPWT systems contributed $0.5 million to the increase in costs. RMH labor costs increased primarily due to an increase in workforce driven by basic subscriber growth, and IPWT labor costs increased due to an increase in the average salary per employee. These increases were offset by a $0.7 million reduction in costs primarily due to lower labor costs for the Greenville/Spartanburg System driven by a decrease in workforce and an increase in construction-related activities. Also contributing to the decrease was a reduction in repairs and maintenance expense for the RMH and IPWT systems. Other direct and operating expenses as a percentage of revenues decreased due to proportionately lower increases in costs relative to revenue growth.

     Selling, General and Administrative. Selling, general and administrative ("SG&A") expenses increased $3.5 million, or by 21.9%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year. The impact of comparing SG&A for the seven months ended July 30, 1996 with SG&A for the period from January 27, 1995 to July 31, 1995 for the Greenville/Spartanburg System resulted in a $0.6 million increase in SG&A. Other SG&A costs increased by an aggregate amount of $1.7 million due to subscriber growth. Of the remaining increase, $0.4 million represents an increase in the corporate overhead cost allocation from TCI to the Greenville/Spartanburg System which TCI began allocating in May 1995. Also contributing to the higher costs were increases in labor, marketing and advertising sales expense and professional services costs of approximately $0.6 million, $0.7 million, and $0.2 million, respectively. The labor cost increase primarily resulted from increases in the workforce driven by basic subscriber growth. The marketing and advertising sales expense increases resulted from higher levels of marketing activities for each of the Previously Affiliated Entities and an increase in advertising sales activities for the Greenville/ Spartanburg System. The increase in professional services reflects increased utilization of outside labor for the RMH system.

     SG&A as a percentage of revenues increased due to proportionately higher costs for the Greenville/ Spartanburg System in relation to revenue growth.

     Depreciation and Amortization. Depreciation and amortization decreased $4.6 million, or by 11.3%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year. The decrease reflects a combined $4.8 million decrease for the IPWT and RMH systems due to their use of an accelerated depreciation method that results in higher depreciation expense being recognized in the earlier years and lower expense in the later years. This decrease was offset by (i) an increase in property and equipment placed in service between July 1995 and July 1996 and (ii) the $0.6 million impact of comparing depreciation and amortization for the seven months ended July 30, 1996 with depreciation and amortization for the period from January 27, 1995 to July 31, 1995 for the Greenville/Spartanburg System.

     Interest and other income. Interest and other income consist primarily of interest on RMH notes receivable that were issued in connection with previous sales of cable television systems (the "RMH Seller Notes") and interest earned on cash equivalents. Interest and other income decreased $709, or by 79.8%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year. The decrease reflects the effect of collection in June 1995 of the RMH Seller Notes.

     Interest Expense. Interest expense increased $19.4 million, or by 68.9%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year because of an $16.4 million increase in interest expense allocations from TCI for the Greenville/Spartanburg System and a $2.8 million increase in interest expense for IPWT. The increase for IPWT primarily reflects the recognition of $3.0 million for contingent interest. Upon completion of the Transactions, conditions were met for an accrual of contingent interest under the terms of IPWT's loan agreement with GECC.

     Income Tax Benefit. Income tax benefit increased $6.1 million, or by 70.6%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year primarily due to an increase in the taxable loss before income tax benefit coupled with an increase in the effective tax benefit rate for the RMH system, offset by a decrease in the effective tax benefit rate for the Greenville/Spartanburg System.

     RMH has not established a valuation allowance to reduce the deferred tax assets related to its unexpired net operating loss carryforwards. Due to an excess of appreciated asset value over the tax basis of RMH's net assets, Management believes it is more likely than not that the deferred tax assets related to the unexpired net operating losses will be realized.

     Net Loss. Net loss increased $7.3 million, or by 26.3%, for the seven months ended July 31, 1996 compared with the corresponding period of the prior year primarily due to the increase in interest expense partially offset by an increase in EBITDA and the income tax benefit.

     EBITDA. EBITDA increased $1.5 million, or by 4.6%, for the seven months ended July 31, 1996 compared with the corresponding period of the prior year. Of the increase, $1.0 million represents the impact of comparing EBITDA for the seven months ended July 31, 1996 with EBITDA for the period January 27, 1995 to July 31, 1995 for the Greenville/Spartanburg System. The remainder of the increase is attributable to higher revenues partially offset by increases in program fees, other direct and operating expenses and SG&A. EBITDA as a percentage of revenues decreased due to increases in program fees and SG&A expenses as a percentage of revenues.

COMPARISON OF YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Revenues. The Previously Affiliated Entities' revenues increased $15.4 million, or 26.6%, for 1994 compared to 1993 and increased $55.9 million, or 76.6%, for 1995 compared to 1994. The 1993 Acquisitions accounted for $11.7 million of the increase in revenues for 1994 compared to 1993 and the 1995 Combination accounted for $47.2 million of the increase in revenues for 1995 compared to 1994.

     Excluding the impact of the 1993 Acquisitions and the 1995 Combination, internal subscriber growth accounted for approximately $4.9 million and $4.8 million of the increase in revenues for 1994 compared to 1993 and 1995 compared to 1994, respectively. Basic subscribers increased by approximately 15,300, or 7.2%, for 1994 compared to 1993 and 13,000, or 5.8%, for 1995 compared to 1994.
The increase in basic subscribers primarily reflects the impact of an increase in homes passed during the three year period and higher basic penetration rates for 1995 compared to 1994. The number of premium units increased by approximately 22,800 units, or 17.7%, and 10,500 units, or 6.9%, for 1994 compared to 1993 and 1995 compared to 1994, respectively, reflecting the impact of premium discount packages which offer combinations of premium channels at prices that represent significant savings over the price for individual channels. This volume increase was slightly offset by decreases in revenues of approximately $0.4 million and $0.1 million for 1994 compared to 1993 and 1995 compared to 1994, respectively, due to the impact of lower rates per subscriber from the premium discount packages.

     The impact of higher rates due to basic and expanded basic rate increases accounted for approximately $3.9 million of the increase in revenues for 1995 compared to 1994. The FCC ordered a freeze on basic and expanded basic rates for the period April 5, 1993 through May 15, 1994. In compliance with the rate freeze, IPWT and RMH did not increase their basic and expanded basic rates during this period, and chose to maintain their rates through December 30, 1994. During the period from December 31, 1994 through the first quarter of 1995, channels were added and rate increases were implemented on the expanded basic tier. The rate increases resulted in a 7.6% average increase in RMH's and IPWT's overall rates charged for basic and expanded basic services combined.

     Effective September 1, 1993, FCC regulations required the Previously Affiliated Entities to cease charging monthly rates for additional outlets. In 1993, IPWT and RMH recognized additional outlet revenues of $1.7 million, or 3.0% of total revenues. The impact of lost additional outlet revenues was partially offset by a $0.7 million increase in revenues from ancillary services and installation charges.

     Program Fees. Program fees increased $3.8 million, or 40.7%, for 1994 compared to 1993 and increased $11.5 million, or 87.2%, for 1995 compared to 1994. Program fees increased $1.8 million for 1994 compared to 1993 due to the 1993 Acquisitions and increased $9.1 million for 1995 compared to 1994 due to the 1995 Combination.

     Excluding the impact of the 1993 Acquisitions, program fees increased approximately $1.3 million for 1994 compared to 1993 as a result of internal subscriber growth. The remainder of the 1994 increase was attributable to new channel additions and the impact of higher rates charged by certain programmers, slightly offset by lower premium service effective rates attributable to volume discounts for the RMH and IPWT systems. Excluding the impact of the 1995 Combination, program fees increased in 1995 compared to 1994 by $1.2 million due to subscriber growth and by $1.2 million due to the net impact of (i) new channel additions, (ii) higher rates charged by certain programmers and (iii) higher pay-per-view program costs, slightly offset by lower premium service effective rates due to volume discounts.

     The increase in program fees as a percentage of revenues for 1994 compared to 1993 reflects the impact of (i) the rate freeze on revenues and (ii) premium discount packages. In 1995, program fees as a percentage of revenues increased compared to 1994 reflecting the impact of the premium discount packages.

     Other Direct and Operating Expenses. Other direct and operating expenses increased $2.0 million, or 25.9%, for 1994 compared to 1993 and increased $7.0 million, or 71.6%, for 1995 compared to 1994. The 1993 Acquisitions accounted for $1.2 million of the increase for 1994 compared to 1993 and the 1995 Combination accounted for $6.6 million of the increase for 1995 compared to 1994. Excluding the impact of the 1993 Acquisitions and the 1995 Combination, other direct and operating expenses increased due to internal subscriber growth.

     Other direct and operating expenses as a percentage of revenues remained relatively constant for the three years ended December 31, 1995.

     Selling, General and Administrative. SG&A expenses increased $3.4 million, or 27.7%, for 1994 compared to 1993 and increased $14.7 million, or 92.5%, for 1995 compared to 1994. The 1993 Acquisitions accounted for $1.9 million of the increase for 1994 compared to 1993 and the 1995 Combination accounted for $12.1 million of the increase for 1995 compared to 1994.

     The remainder of the 1994 increase resulted from increases in payroll expense for IPWT and RMH attributable to the implementation of customer service and marketing initiatives and an increase in the corporate overhead allocation due to corporate cost increases primarily related to the implementation of FCC rate regulation. The remainder of the 1995 increase resulted from increases in payroll, data processing and marketing costs for IPWT and RMH reflecting the impact of an increase in the average salary per employee, subscriber growth and customer service initiatives.

     SG&A as a percentage of revenue remained relatively constant in 1994 compared to 1993. SG&A as a percentage of revenue increased in 1995 compared to 1994 primarily due to proportionately higher costs for the Greenville/Spartanburg System in relation to revenue.

     Depreciation and Amortization. Depreciation and amortization expense increased $1.3 million, or 1.9%, for 1994 compared to 1993 and increased $1.9 million, or 2.8%, for 1995 compared to 1994. The increase in 1994 compared to 1993 primarily reflects the impact of the 1993 Acquisitions, partially offset by the impact of the use of an accelerated depreciation method by IPWT and RMH.

     The increase in 1995 compared to 1994 is primarily due to the impact of the 1995 Combination, offset by (i) the impact of IPWT's and RMH's use of an accelerated depreciation method that results in higher depreciation expense being recognized in the earlier years and lower expense in later years and (ii) the effect of the cost of certain IPWT and RMH franchise rights becoming fully amortized during 1994.

     Interest and Other Income. Interest and other income consist primarily of interest on RMH notes receivable that were issued in connection with previous sales of cable television systems (the "RMH Seller Notes") and interest earned on cash equivalents. Interest and other income decreased $7.5 million, or 83.8%, and $0.3 million, or 18.7%, for 1994 compared to 1993 and 1995 compared to 1994, respectively. The decrease for 1994 reflects the effect of collection in 1994 of the RMH Seller Notes and a 1993 gain on sale of investments. In 1993, a $4.3 million gain on sale of investments resulted from redemption by the investee of the partnership interests acquired by RMH in connection with previous sales of cable television systems. No such transaction occurred in 1994 or 1995. The decrease for 1995 reflects the effect of collection in 1994 of the RMH Seller Notes.

     Interest Expense. Interest expense decreased by $0.5 million, or 1.1%, for 1994 compared to 1993 and increased by $4.6 million, or 10.3%, for 1995 compared to 1994. The decrease in 1994 compared to 1993 reflects a decrease of $1.7 million for the IPWT system as a result of a debt restructuring completed in October 1994, offset by a $1.2 million increase for RMH due to interest on additional borrowings. The 1995 increase reflects the impact of (i) the 1995 Combination of $11.8 million and (ii) a $0.9 million increase for RMH due to interest on additional borrowings, offset by an $8.2 million decrease for the IPWT system reflecting the effect of the October 1994 debt restructuring.

     Income Tax Benefit. The income tax benefit decreased $2.6 million, or 12.2%, for 1994 compared to 1993 due to a lower effective tax benefit rate. The income tax benefit decreased $1.5 million, or 8.0%, for 1995 compared to 1994 due to the impact of a decrease in the taxable loss before income tax benefit, partially offset by a higher effective tax benefit rate.

     Net Loss. In 1994, the Previously Affiliated Entities' net loss increased $4.0 million, or 7.2%, from 1993 primarily as a result of decreases in interest income due to collection of the RMH Seller Notes and the gain on sale of RMH partnership interests in 1993. The Previously Affiliated Entities' net loss decreased $15.1 million, or 25.2%, for 1995 compared to 1994 primarily due to an increase in EBITDA and lower depreciation and amortization expense.

     EBITDA. EBITDA increased $6.0 million, or 21.6%, for 1994 compared to 1993 and increased $22.5 million, or 67.0%, for 1995 compared to 1994. EBITDA increased approximately $6.8 million for 1994 compared to 1993 due to the 1993 Acquisitions. Excluding the effect of the 1993 Acquisitions, EBITDA decreased slightly due to the impact of the rate freeze on revenues and increases in program fees, other direct and operating costs and SG&A.

     The 1995 Combination accounted for $19.4 million of the increase for 1995 compared to 1994. The remainder of the 1995 increase reflects the impact of revenue growth partially offset by increases in program fees, other direct and operating expenses and SG&A for the RMH and IPWT systems.

     EBITDA as a percentage of revenues decreased in 1995 compared to 1994 primarily because of the increases in program fees and SG&A as a percentage of revenues. In 1994 compared to 1993, EBITDA as a percentage of revenues decreased slightly because of the increase in program fees as a percentage of revenues.

RESULTS OF OPERATIONS -- GREENVILLE/SPARTANBURG SYSTEM


     The following tables set forth, for the periods indicated, statement of operations data of the Greenville/Spartanburg System expressed in dollar amounts (in thousands) and as a percentage of revenue. For purposes of this analysis only and to facilitate a meaningful comparison of results of operations for the two-year periods ended December 31, 1994 and 1995 and the seven months ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996, the results of operations for the period from January 1, 1995 to January 26, 1995 have been combined with the results of operations for the period from January 27, 1995 to December 31, 1995.


                                                                                PERIOD FROM
                                                SEVEN MONTHS ENDED            JANUARY 1, 1996
                                                   JULY 31, 1995             TO JULY 30, 1996
                                              -----------------------     -----------------------
                                                           PERCENTAGE                  PERCENTAGE
                                               AMOUNT      OF REVENUE      AMOUNT      OF REVENUE
                                              --------     ----------     --------     ----------
    STATEMENT OF OPERATIONS DATA:
    Revenue.................................  $ 28,784        100.0%      $ 30,290        100.0%
    Costs and Expenses:
      Program fees..........................    (5,795)       (20.1)        (6,953)       (23.0)
      Other operating expenses (1)..........   (10,529)       (36.6)       (12,251)       (40.5)
      Depreciation and amortization.........    (7,647)       (26.6)        (7,706)       (25.4)
                                               -------        -----        -------        -----
    Income from operations..................     4,813         16.7          3,380         11.1
    Interest expense........................    (6,577)       (22.9)       (22,811)       (75.3)
    Income tax benefit......................       748          2.6          6,964         23.0
                                               -------        -----        -------        -----
    Net loss................................  $ (1,016)        (3.6)      $(12,467)       (41.2)
                                               =======        =====        =======        =====
    OTHER DATA:
    EBITDA (2)..............................    12,460         43.3%        11,086         36.6%

                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                                       1994                        1995
                                              -----------------------     -----------------------
                                                           PERCENTAGE                  PERCENTAGE
                                               AMOUNT      OF REVENUE      AMOUNT      OF REVENUE
                                              --------     ----------     --------     ----------
    STATEMENT OF OPERATIONS DATA:
    Revenues................................  $ 45,899        100.0%      $ 50,331        100.0%
      Cost and expenses:
         Program fees.......................   (14,076)       (30.7)        (9,879)       (19.6)
         Other operating expenses (1).......   (17,998)       (39.2)       (20,006)       (39.8)
         Depreciation and amortization......    (7,332)       (16.0)       (14,757)       (29.3)
                                               -------        -----        -------        -----
      Income from operations................     6,493         14.1          5,689         11.3
      Interest and other income.............     1,278          2.8             --           --
      Interest expense......................    (2,150)        (4.7)       (12,000)       (23.8)
      Income tax (expense) benefit..........    (2,118)        (4.6)         2,138          4.2
                                               -------        -----        -------        -----
      Net income (loss).....................  $  3,503          7.6       $ (4,173)        (8.3)
                                               =======        =====        =======        =====
    OTHER DATA:
    EBITDA (2)..............................  $ 13,825         30.1%      $ 20,446         40.6%

---------------
(1) Other operating expenses consist of expenses relating to installations, plant repairs and maintenance and other costs directly associated with revenues in addition to selling, general and administrative expenses related to system offices, customer service representatives and sales and administrative employees. For purposes of this analysis other direct expenses and selling, general and administrative expenses have been combined to present consistent classifications upon combination of results of operations for the period from January 1, 1995 to January 26, 1995 with results of operations for the period from January 27, 1995 to December 31, 1995.

(2) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other income (expense). EBITDA is a commonly used measure of performance in the cable industry. However, it does not purport to represent cash flows from operating activities in related Consolidated Statements of Cash Flows and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. For information concerning cash flows from operating, investing and financing activities, see Audited Financial Statements included elsewhere in this Prospectus.

COMPARISON OF SEVEN MONTHS ENDED JULY 31, 1995 AND THE PERIOD FROM JANUARY 1 TO JULY 30, 1996

     Revenues. The Greenville/Spartanburg System's revenues increased $1.5 million, or by 5.2%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year. Revenue increases attributable to subscriber growth and basic and expanded basic rate increases totaled $0.6 million and $2.1 million, respectively. As of July 30, 1996, basic subscribers and premium units increased from July 31, 1995 by approximately 2,900 subscribers, or 2.6% and 7,200 units, or 7.3%, respectively. The increase in basic subscribers primarily reflects the impact of an approximate 1,900 increase in homes passed and higher basic penetration that grew from 72.1% at July 31, 1995 to 73.1% at July 30, 1996. During the three months ended March 31, 1996, the system implemented rate increases on the basic and expanded basic tier. The rate increases resulted in a 2.0% average increase in the rates charged for basic and expanded basic services combined. Partially offsetting these revenue increases was a $0.4 million decrease in premium revenues reflecting the impact of lower rates per subscriber from premium discount packages and a $0.8 million decrease in ancillary service revenues.

     Program Fees. Program fees increased $1.2 million, or by 20.0%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year primarily due to higher rates charged by certain programmers. The increase in program fees as a percentage of revenues reflects the impact of program fee increases outpacing revenue growth for the period.

     Other Operating Expenses. Other operating expenses increased $1.7 million, or by 16.4%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year. Contributing to the increase was a $0.4 million increase in the corporate overhead cost allocation from TCI. In May 1995, TCI began allocating corporate overhead to the Greenville/Spartanburg System. Also contributing to the increase was a $2.1 million increase in SG&A costs primarily attributable to increased SG&A labor, marketing and advertising sales costs driven by basic subscriber growth and increased levels of marketing and advertising sales activities, respectively. Partially offsetting these increases was an approximate $0.7 million reduction in other direct and operating expenses primarily associated with a reduction in the direct labor force and an increase in the level of construction activity. Other operating expenses as a percentage of revenues increased due to proportionately higher increases in costs relative to revenue growth.

     Interest Expense. Interest expense increased $16.2 million, or by 246.8%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year due to higher interest expense allocations from TCI.

     Income Tax Benefit. The income tax benefit increase of $6.2 million for the seven months ended July 30, 1996 compared with the corresponding period of the prior year is due to an increase in the loss before income tax benefit offset by a decrease in the effective tax benefit rate.

     Net Loss. The net loss increase of $11.5 million for the seven months ended July 30, 1996 compared with the corresponding period of the prior year is primarily due to the increase in interest expense partially offset by the increase in income tax benefit.

     EBITDA. EBITDA decreased $1.4 million, or by 11.0%, for the seven months ended July 30, 1996 compared with the corresponding period of the prior year because revenue growth was more than offset by increases in program fees and other operating expenses. EBITDA as a percentage of revenues decreased because of increases in program fees and other operating expenses as a percentage of revenue.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND 1995

     Revenues. The Greenville/Spartanburg System's revenues increased $4.4 million, or 9.7%, for 1995 compared to 1994. Of the increase, $1.1 million was attributable to subscriber growth and $0.4 million resulted from the impact of basic and expanded basic rate increases. Basic subscribers, which totaled approximately 114,300 at December 31, 1995, increased by approximately 1,350, or 1.2%, from the prior period end. The number of premium units served between 1994 and 1995 remained relatively constant and totaled approximately 103,200 units at December 31, 1995. The increase in basic subscribers primarily reflects the impact of a 1,070 increase in homes passed, which totaled approximately 156,700 at December 31, 1995, and an increase in basic penetration, which grew from 72.6% at December 31, 1994 to 73.0% at December 31, 1995. During the first quarter of 1995, the Greenville/Spartanburg System implemented rate increases on the basic and expanded basic tier. The rate increases resulted in a 5.5% average increase in overall rates charged for basic and expanded basic services combined. The remainder of the revenue increase was due to a $3.2 million increase in ancillary service revenues, including a $1.9 million impact of a change in accounting treatment for franchise fees charged to customers, offset by a $0.2 million decrease in premium revenues reflecting the impact of lower rates per subscriber from premium discount packages. Franchise fees charged to customers are excluded from revenues and operating expenses in 1994. In 1995 franchise fees charged to customers are included in revenues and an offsetting expense is included in operating expenses.

     Program Fees. Program fees decreased $4.2 million, or 29.8%, for 1995 compared to 1994. The decrease reflects the impact of lower program fees as a result of the Greenville/Spartanburg System's affiliation with TCI effective January 27, 1995, the date the system was acquired by TCI from TeleCable. Prior to January 27, 1995, under the ownership of TeleCable, the Greenville/Spartanburg System's program fees were based on an allocation of total program fees incurred by TeleCable and the allocated cost did not reflect the impact of volume discounts.

     Other Operating Expenses. Other operating expenses increased $2.0 million, or 11.2%, for 1995 compared to 1994. Of this increase, $1.9 million is due to a change in accounting treatment for franchise fees charged to customers. Franchise fees charged to customers are excluded from revenues and operating expenses in 1994 and included in revenues and operating expenses in 1995. Excluding the impact of the different accounting treatment, other operating costs remained relatively constant for 1995 compared to 1994. Other operating costs as a percentage of revenues decreased slightly reflecting the impact of efficiencies gained by combining the operations of the system with TCI's existing operations.

     Depreciation and Amortization. Depreciation and amortization expense increased $7.4 million, or 101.3%, for 1995 compared to 1994 due primarily to a revaluation of the Greenville/Spartanburg System's assets in January 1995, at the time the system was acquired by TCI from TeleCable. As a result of purchase accounting, TCI recognized a significant step up in the value of assets of the Greenville/Spartanburg System.

     Interest and Other Income. In 1994, interest and other income of $1.3 million represents interest earned on a receivable from an affiliate which resulted from daily cash management activities between the system and its former owner, TeleCable. There was no interest or other income in 1995.

     Interest Expense. Interest expense increased $9.9 million, or 458.1%, for 1995 compared to 1994 primarily due to interest expense allocations from TCI effective January 27, 1995, the date TCI acquired the Greenville/Spartanburg System from TeleCable.

     Income Tax Expense. Income tax expense decreased $4.3 million, from a $2.1 million expense in 1994 to a $2.1 million benefit in 1995, due to the loss before income tax benefit in 1995, primarily resulting from the increase in interest expense for 1995 compared to 1994, offset by a decrease in the effective tax rate.

     Net Income/Loss. Net income (loss) decreased $7.7 million from net income in 1994 of $3.5 million to a net loss in 1995 of $4.2 million, primarily due to the increase in interest expense for 1995 compared to 1994.

     EBITDA. EBITDA increased $6.6 million, or 47.9%, for 1995 compared to 1994 as a result of higher revenues and lower programming fees. EBITDA as a percentage of revenues increased in 1995 compared to 1994 because of the decrease in programming fees.

RESULTS OF OPERATIONS -- VIACOM NASHVILLE SYSTEM


     The following tables set forth, for the periods indicated, statement of operations and other data of the Viacom Nashville System expressed in dollar amounts (in thousands) and as a percentage of revenue.


                                                            SIX MONTHS ENDED JUNE 30,
                                                -------------------------------------------------
                                                         1995                       1996
                                                ----------------------     ----------------------
                                                            PERCENTAGE                 PERCENTAGE
                                                AMOUNT      OF REVENUE     AMOUNT      OF REVENUE
                                                -------     ----------     -------     ----------
    STATEMENT OF OPERATIONS DATA:
    Revenues..................................  $29,834        100.0%      $33,293        100.0%
    Costs and expenses:
      Program fees............................   (6,595)       (22.1)       (7,872)       (23.6)
      Other direct expenses(1)................   (4,188)       (14.0)       (4,546)       (13.7)
      Selling, general and
         administrative(2)....................   (7,785)       (26.1)       (8,882)       (26.7)
      Depreciation and amortization...........   (4,605)       (15.4)       (5,657)       (17.0)
                                                -------        -----       -------        -----
    Operating income..........................    6,661         22.3         6,336         19.0
    Interest expense..........................   (2,458)        (8.2)       (2,436)        (7.3)
    Other expense.............................      (61)        (0.2)          (41)        (0.1)
    Income tax expense........................   (2,319)        (7.8)       (2,125)        (6.4)
                                                -------        -----       -------        -----
    Net income................................  $ 1,823          6.1%      $ 1,734          5.2%
                                                =======        =====       =======        =====
    OTHER DATA:
    EBITDA (3)................................  $11,266         37.8%      $11,993         36.0%

                                                            YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------
                                             1993                    1994                    1995
                                     ---------------------   ---------------------   ---------------------
                                                PERCENTAGE              PERCENTAGE              PERCENTAGE
                                      AMOUNT    OF REVENUE    AMOUNT    OF REVENUE    AMOUNT    OF REVENUE
                                     --------   ----------   --------   ----------   --------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues...........................  $ 53,419      100.0%    $ 54,648      100.0%    $ 62,042      100.0%
Costs and expenses:
  Program fees.....................    (8,375)     (15.7)      (9,624)     (17.6)     (13,894)     (22.4)
  Other direct expenses(1).........    (8,032)     (15.0)      (8,355)     (15.3)      (8,954)     (14.4)
  Selling, general and
     administrative(2).............   (16,141)     (30.2)     (16,598)     (30.4)     (16,144)     (26.0)
  Depreciation and amortization....    (8,010)     (15.0)      (8,368)     (15.3)      (9,655)     (15.6)
                                      -------      -----     --------      -----     --------      -----
Operating income...................    12,861       24.1       11,703       21.4       13,395       21.6
Interest expense...................    (3,043)      (5.7)      (3,599)      (6.6)      (4,819)      (7.8)
Other expense......................       (75)      (0.2)         (91)      (0.2)        (124)      (0.2)
Income tax expense.................      (282)      (0.5)      (1,705)      (3.1)      (4,659)      (7.5)
                                      -------      -----     --------      -----     --------      -----
Net income.........................  $  9,461       17.7%    $  6,308       11.5%    $  3,793        6.1%
                                      =======      =====     ========      =====     ========      =====
OTHER DATA:
EBITDA(3)..........................  $ 20,871       39.1%    $ 20,071       36.7%    $ 23,050       37.2%

---------------
(1) Other direct expenses consist of labor, plant repairs and maintenance and other operating costs directly associated with revenues.

(2) Selling, general and administrative expenses consist mainly of costs related to system offices, customer service representatives and sales and administrative employees.

(3) EBITDA is defined as net income before interest, income taxes, depreciation and amortization, and other income (expense). EBITDA is a commonly used measure of performance in the cable industry. However, EBITDA does not purport to represent cash flows from operating activities in related

    Statements of Cash Flows and should not be considered in isolation or as substitute for measures of performance in accordance with GAAP. For information concerning cash flows from operating, investing and financing activities, see Audited Financial Statements included elsewhere in this Prospectus.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1995 AND 1996

     Revenues. Revenues increased $3.5 million, or 11.6%, for 1996 compared to 1995. Of the increase, $1.8 million was attributable to subscriber growth and $0.8 million resulted from the impact of net rate increases. The remaining $0.9 million increase was primarily due to increases in pay-per-view subscriptions ($0.4 million) and equipment lease revenues ($0.3 million). As of June 30, 1996, basic subscribers and premium units increased by approximately 8,317, or 5.9%, and 6,893, or 4.9%, respectively. The increase in basic subscribers primarily reflects the impact of a 7,815 increase in homes passed and higher basic penetration which grew from 59.8% in 1995 to 61.3% in 1996. Premium penetration decreased from 98.9% in 1995 to 98.0% in 1996. During 1995 and 1996, Nashville added channel capacity and implemented rate increases on the expanded basic tier. The rate increases resulted in a 5.8% increase in the average monthly subscription revenue for basic and expanded basic services combined and was offset by a 3.0% decrease in average premium service revenue.

     Program Fees. Program fees increased $1.3 million, or 19.4%, for 1996 compared to 1995. Of the increase, $0.5 million was primarily due to subscriber growth, and $0.6 million was attributable to new channel additions and the impact of increases in rates charged by certain programmers. The remaining $0.2 million increase is primarily due to pay-per-view product costs. Program fees as a percentage of revenues increased, reflecting the impact of increased programming fee rates and increased channels.

     Other Direct Expenses. Other direct expenses increased $0.4 million, or 8.5%, for 1996 compared to 1995 due to increased franchise fees and copyright fees directly corresponding to increased revenues. Other direct expenses as a percentage of revenues decreased, primarily reflecting the high impact of 1996 revenue growth.

     Selling, General and Administrative. Selling, general and administrative expenses increased $1.1 million, or 14.1%, from 1995 due to the increased allocation of corporate administrative expenses (see Note 2 of the Notes to Financial Statements of VSC Cable Inc.) resulting primarily from a non-recurring marketing credit in 1995. Selling, general and administrative expenses as a percentage of revenues increased, reflecting the impact of the increased corporate administrative expense allocation.

     Depreciation and Amortization. Depreciation and amortization expense increased $1.1 million, or 22.8%, from 1995 primarily due to distribution system rebuilds which occurred between late 1994 and 1996, offset by assets which became fully depreciated during 1995 and 1996. Total capital expenditures from July 1, 1995 to June 30, 1996 amounted to $24.9 million.

     Interest Expense. Interest expense remained relatively constant from 1995 (see Note 2 of the Notes to Financial Statements of VSC Cable Inc.).

     Provision for Income Taxes. Provision for income taxes decreased $0.2 million, or 8.4%, from 1995 primarily due to decreased taxable income and a reduced effective tax rate.

     Net Income. Net income decreased $0.1 million, or 4.9%, from 1995 as a result of increased operating expenses offset by increased revenues and decreased provision for income taxes.

     EBITDA. EBITDA increased $0.7 million, or 6.5%, from 1995 as a result of higher revenues partly offset by increased program fees, other direct and selling, general and administrative expenses. EBITDA as a percentage of revenues decreased from 1995 due to the increase in program fees and selling, general and administrative expenses as a percentage of revenue.

COMPARISON OF YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Revenues. Revenues increased $1.2 million, or 2.3%, for 1994 compared to 1993. The increase was attributable to subscriber growth and increases in other service revenues, offset by effective rate decreases for basic and expanded basic combined and for premium services. The reduction in the combined basic and expanded basic rate was a result of rate regulations implemented pursuant to the 1992 Cable Act. As of December 31, 1994, basic subscribers and premium units have increased since December 31, 1993, by 10,578, or 8.4%, and 30,499, or 30.8%, respectively, resulting in a $4.3 million increase in revenues. The increase in basic subscribers primarily reflects the impact of a 6,075 increase in homes passed and higher basic penetration which grew from 55.2% in 1993 to 58.3% in 1994. Premium penetration increased from 78.9% in 1993 to 95.2% in 1994 due primarily to package pricing of premium services which lowered revenue per premium unit. Premium service revenue increased $0.4 million, or 5.1%. Decreases in basic and expanded basic combined rates and premium rates accounted for $6.3 million of the decrease in revenues. The rate decreases resulted in a 11.6% decrease in the average monthly subscription revenue for basic and expanded basic services combined and a 19.3% decrease in average premium service revenue. Other service revenue increases consist primarily of equipment lease ($1.9 million) due to increased customers and equipment charges, and advertising ($0.6 million).

     Revenues increased $7.4 million, or 13.5%, for 1995 compared to 1994. Of the increase, approximately $4.5 million was attributable to subscriber growth and $0.5 million resulted from the impact of net rate increases. The remaining $2.4 million increase was primarily due to increases in pay-per-view ($0.6 million), advertising ($0.5 million) and equipment lease ($0.9 million) revenues. As of December 31, 1995, basic subscribers and premium units have increased since December 31, 1994, by 10,314, or 7.6%, and 14,310, or 11.1%,
respectively. The increase in basic subscribers primarily reflects the impact of a 7,458 increase in homes passed and higher basic penetration, which grew from 58.3% in 1994 to 60.8% in 1995. Premium penetration increased from 95.2% in 1994 to 98.3% in 1995. During 1994 and 1995, the Viacom Nashville System added channel capacity and implemented rate increases on the expanded basic tier. The rate increases resulted in a 3.0% increase in the average monthly subscription revenue for basic and expanded basic services combined and was offset by a 6.2% decrease in average premium service revenue.

     Program Fees. Program fees increased $1.2 million, or 14.9%, for 1994 compared to 1993 due primarily to subscriber growth. Program fees increased $4.3 million, or 44.4%, for 1995 compared to 1994. Of the increase, $1.3 million was primarily due to subscriber growth, and $2.6 million was attributable to new channel additions and the impact of increases in rates charged by certain programmers. The remaining $0.4 million increase is primarily due to pay-per-view product costs.

     Program fees as a percentage of revenues increased for 1994 compared to 1993 and 1995 compared to 1994, reflecting the impact of increased programming fee rates and increased channels.

     Other Direct Expenses. Other direct expenses increased $0.3 million, or 4.0%, for 1994 compared to 1993 and $0.6 million, or 7.2%, for 1995 compared to 1994. The increase for 1994 compared to 1993 is primarily a result of subscriber growth. Of the increase in 1995 compared to 1994, $0.3 million relates to increased franchise fees and copyright fees directly corresponding to increased revenues. The remaining $0.3 million increase reflects the increased cost of maintaining the distribution system. Other direct expenses as a percentage of revenues increased slightly for 1994 compared to 1993, primarily reflecting slow 1994 revenue growth. Other direct expenses as a percentage of revenues decreased for 1995 compared to 1994, primarily reflecting the high impact of 1995 revenue growth.

     Selling, General and Administrative. SG&A increased $0.5 million, or 2.8%, for 1994 compared to 1993 due to increased payroll costs offset by the decreased allocation of corporate administrative expenses (see Note 3 of the Notes to Financial Statements of VSC Cable Inc.). SG&A decreased $0.5 million, or 2.7%, for 1995 compared to 1994 due to the decreased allocation of corporate administrative expenses offset by increased payroll costs. Payroll costs increased during the three year period ended December 31, 1995 primarily due to increases in the workforce driven by basic subscriber growth and increases in average salary per employee.

     SG&A as a percentage of revenues increased for 1994 compared to 1993 reflecting the impact of the increase in payroll costs relative to revenue growth. SG&A as a percentage of revenues decreased for 1995 compared to 1994, reflecting the impact of the decreased corporate administrative expense allocation.

     Depreciation and Amortization. Depreciation and amortization expense increased $0.4 million, or 4.5%, for 1994 compared to 1993 and increased $1.3 million, or 15.4%, for 1995 compared to 1994 primarily due to distribution system rebuilds which occurred between late 1994 through 1995, offset by assets which became fully depreciated during 1995.

     Interest Expense. Interest expense increased $0.6 million, or 18.3%, for 1994 compared to 1993 and increased $1.2 million, or 33.9%, for 1995 compared to 1994 due to the increased allocation of corporate interest (see Note 3 of the Notes to Financial Statements of VSC Cable Inc.).

     Income Taxes. Provision for income taxes increased $1.4 million, or 504.6%, for 1994 compared to 1993 and increased $3.0 million, or 173.3%, for 1995 compared to 1994 as a result of the effective tax rate increasing caused primarily by the utilization of net operating loss carryforwards in 1994 and 1993.

     Net Income. Net income decreased $3.2 million, or 33.3%, for 1994 compared to 1993 as a result of increased programming fees, other direct expenses, selling, general and administrative expenses, interest expense and provision for income taxes offset by increased revenues. Net income decreased $2.5 million, or 39.9%, for 1995 compared to 1994 as a result of increased programming fees, other direct expenses, interest expense and provision for income taxes offset by increased revenues and decreased selling, general and administrative expenses.

     EBITDA. EBITDA decreased $0.8 million, or 3.8%, for 1994 compared to 1993 as a result of increased programming, other direct, and SG&A expenses partly offset by higher revenues. EBITDA increased $3.0 million, or 14.8%, for 1995 compared to 1994 as a result of higher revenues and decreased SG&A expenses partly offset by increased programming and other direct expenses. EBITDA as a percentage of revenues decreased for 1994 compared to 1993 due to the increase in programming, other direct and SG&A expenses as a percentage of revenue. EBITDA as a percentage of revenues increased for 1995 compared to 1994 due to the decrease in other direct and SG&A expenses as a percentage of revenue.

RESULTS OF OPERATIONS -- KINGSPORT SYSTEM

     The following table sets forth, for the periods indicated, certain statement of operations and other data of the Kingsport System expressed in dollar amounts (in thousands) and as a percentage of revenue.

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                  1994 (UNAUDITED)                  1995
                                              ------------------------     -----------------------
                                                           PERCENTAGE                  PERCENTAGE
                                               AMOUNT      OF REVENUE      AMOUNT      OF REVENUE
                                              --------     -----------     -------     -----------
    STATEMENT OF OPERATIONS DATA:
    Revenue.................................  $ 10,100         100.0%      $10,914        100.0%
    Costs and Expenses:
      Program fees..........................    (1,950)        (19.3)       (2,219)       (20.3)
      Other operating costs(1)..............    (3,116)        (30.9)       (3,484)       (31.9)
      Depreciation and amortization.........      (924)         (9.1)       (1,087)       (10.0)
                                                ------          ----        ------         ----
    Income from operations..................     4,110          40.7         4,124         37.8
    Other income (expense)..................       120           1.2          (856)        (7.8)
                                                ------          ----        ------         ----
    Net income..............................  $  4,230          41.9%      $ 3,268         30.0%
                                                ======          ====        ======         ====
    OTHER DATA:
    EBITDA(2)...............................  $  5,034          49.8%      $ 5,211         47.8%

---------------
(1) Other operating costs consist of expenses relating to installations, plant repairs and maintenance and other costs directly associated with revenues in addition to SG&A expenses related to system offices, customer service representatives and sales and administrative employees.

(2) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other income (expense). EBITDA is a commonly used measure of performance in the cable industry.

    However, it does not purport to represent cash flows from operating activities in related Consolidated Statements of Cash Flows and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. For information concerning cash flows from operating, investing and financing activities, see Audited Financial Statements included elsewhere in this Prospectus.

     Revenues. The Kingsport System's revenues for 1995 increased 8.1% from the prior year primarily due to subscriber growth. The number of basic subscribers served by the system increased by 402, or 1.3%, from 31,032 at December 31, 1994 to 31,434 at December 31, 1995. The number of homes passed increased from 41,180 at December 31, 1994 to 42,307 at December 31, 1995. Premium units increased 1,760, or 15.9%, from 11,049 to 12,809 for December 31, 1995 compared to
December 31, 1994 primarily reflecting the impact of premium discount packages. Basic and premium penetration levels were 74.3% and 40.7%, respectively, at December 31, 1995.

     Program Fees. Program fees for 1995 increased 13.8% from the prior year primarily due to subscriber growth and higher rates charged by certain programmers. Program fees as a percentage of revenues totaled 20.3% for 1995 and 19.3% for the prior year.

     Other Operating Expenses. Other operating expenses for 1995 increased 11.8% from the prior year. The increase from the prior year was primarily due to increased compensation and employee related costs and corporate expenses. Other operating expenses as a percentage of revenue were 31.9% in 1995 and 30.9% for the prior year.

     Depreciation and Amortization. Depreciation and amortization was 10.0% of revenues for 1995 and increased 17.6% from the prior year.

     Net Income. The Kingsport System's net income for 1995 decreased 22.7% from the prior year. The decrease in net income primarily reflects the impact of an increase in depreciation and amortization and interest expense.

     EBITDA. EBITDA increased 3.5% from the prior year primarily due to increased revenues partially offset by increased program fees and other operating costs. EBITDA as a percentage of revenues was 47.8% in 1995 compared with 49.8% for the prior year because increases in program fees and other operating costs for 1995 outpaced revenue growth during the period.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES -- THE COMPANY

NINE MONTHS ENDED SEPTEMBER 30, 1996

     The following table sets forth for the nine months ended September 30, 1996 certain statement of cash flows information of the Company (in thousands). The Company consummated acquisitions of cable television systems in January, February, May, July and August. Cash flows from operating activities of the acquired systems have been included only from the dates of acquisition.

                                                                              NINE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                                                                    1996
                                                                              -----------------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities........................................      $   7,957
Cash flows from investing activities........................................       (528,020)
Cash flows from financing activities........................................        533,584

     The Company's cash balance increased from zero as of January 1, 1996 to $13,521 as of September 30, 1996.

Cash flows from operating activities

     The Company generated cash flows from operating activities of $8.0 million for the nine months ended September 30, 1996 reflecting (i) income from operations of $21.8 million before non-cash charges to income for depreciation and amortization of $26.5 million; (ii) interest and other income received of $3.9 million;

(iii) interest paid of $20.1 million; and (iv) other working capital changes and other expenses of approximately $2.4 million.

Cash flows from investing activities

     The Company used cash during the nine months ended September 30, 1996 of $415.7 to fund its purchase of the Viacom Nashville System and the Miscellaneous Acquisitions and $0.3 million to purchase a controlling common stock interest in RMG. The Company also received cash of $2.2 million as part of IPWT's and RMG's total assets acquired. In April 1996, prior to the Company's purchase of RMG, a subsidiary of the Company loaned $15.0 million to RMG's parent, Robin Media Holdings Inc. ("RMH"). The loan is still outstanding and has been eliminated in consolidation as of September 30, 1996.

     The Company purchased property and equipment of $10.9 million during the nine months ended September 30, 1996 consisting primarily of cable system upgrades and rebuilds, plant extensions, converters and initial subscriber installations.

     Under the terms of the related indenture, the Company purchased approximately $88.8 million in pledged securities that, together with interest thereon, represent funds sufficient to provide for payment in full of interest on the Company's $292.0 million of 11.25% senior notes (the "Notes") through August 1, 1999. Proceeds from the securities will be used to make interest payments on the Notes through August 1, 1999.

Cash flows from financing activities

     The Company financed the acquisitions described above and its investment in the pledged securities with proceeds from the issuance of the Notes, a $220.0 million bank term loan (the "Term Loan") and borrowings of $338.0 million under a bank revolving credit agreement (the "Revolving Credit Facility" together with the Term Loan, the "Bank Facility"), and $190.6 in cash contributions from the partners of ICP-IV. The Company subsequently repaid borrowings under the Revolving Credit Facility of $13.0 million. The Company paid debt issue costs of $16.9 million in connection with the offering of the Notes and the bank financing and paid syndication costs of $1.0 million in connection with raising its contributed equity.

     The Company repaid $350.6 of RMH's and IPWT's indebtedness upon its acquisition of these entities. The Company paid a call premium and other fees associated with the repayment of RMH's indebtedness of $4.7 million.

     The Company paid cash to TCI of $120.8 million as repayment of debt assumed upon TCI's contribution of the Greenville/Spartanburg System to the Company. The amount paid has been recorded as a distribution to TCI in the accompanying consolidated financial statements.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES -- THE PREVIOUSLY AFFILIATED ENTITIES

     The following table sets forth, for the periods indicated, certain statement of cash flows data of the Previously Affiliated Entities (in thousands).

     The comparability of statement of cash flows data for the Previously Affiliated Entities for the years ended December 31, 1993 and 1994 is affected by the 1993 Acquisitions. The comparability of statement of cash flows data for the seven months ended July 31, 1995, the period from January 1, 1996 to July 30, 1996, and the years ended December 31, 1994 and 1995 is affected by the 1995 Combination.

     The Previously Affiliated Entities' most significant capital requirements have been to finance purchases of property and equipment, consisting of cable system upgrades and rebuilds, plant extensions, converters and initial subscriber installations.

                                                                   SEVEN MONTHS
                                                                      ENDED           PERIOD FROM
                                                                     JULY 31,       JANUARY 1, 1996
                                                                       1995         TO JULY 30, 1996
                                                                   ------------     ----------------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities...........................      $  8,441           $(14,007)
Cash flows from investing activities...........................        (7,856)           (18,736)
Cash flows from financing activities...........................            28             30,086

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities.....................    $(12,186)    $   (112)    $  8,107
Cash flows from investing activities.....................     (30,838)       4,871      (24,614)
Cash flows from financing activities.....................      12,692       (4,784)      18,066

SEVEN MONTHS ENDED JULY 31, 1995

     The Previously Affiliated Entities showed an increase in cash of $0.6 million from $3.3 million as of January 1, 1995 to $3.9 million as of July 31, 1995.

Cash flows from operating activities

     The Previously Affiliated Entities' cash flows from operating activities of $8.4 million for the seven months ended July 30, 1995 reflect (i) income from operations of $32.5 million before non-cash charges to income for depreciation and amortization of $41.1 million; (ii) interest received of $3.7 million, (iii) interest payments on long-term obligations of approximately $21.2 million; (iv) intercompany interest charges of $6.4 million paid by the Greenville/Spartanburg System to TCI; (v) advances to affiliates of $0.8 million; and (vi) a net increase in cash of $0.6 million representing other working capital changes, net of non-operating expense.

Cash flows from investing activities

     The Previously Affiliated Entities used cash during the seven months ended July 31, 1995 primarily to fund purchases of property and equipment of $5.6 million, $0.9 million and $3.3 million for RMH, IPWT and the Greenville/Spartanburg System, respectively. Collections of $2.6 million were received on the RMH Seller Notes.

Cash flows from financing activities

     During the seven months ended July 31, 1995, the Previously Affiliated Entities' cash flows from financing activities consisted primarily of net borrowings of $1.0 and $0.6 million, respectively under RMH's and IPWT's revolving credit notes payable and distributions to TCI by the Greenville/Spartanburg System of $1.0 million.

SEVEN MONTHS ENDED JULY 30, 1996

     The Previously Affiliated Entities showed a decrease in cash of $2.7 million from $4.9 million as of January 1, 1996 to $2.2 million as of July 30, 1996.

Cash flows from operating activities

     The Previously Affiliated Entities reported a net deficit in cash flows from operating activities of $14.0 million for the seven months ended July 30, 1996 reflecting (i) income from operations of $34.0 million before non-cash charges to income for depreciation and amortization of $36.5 million; (ii) interest received of $0.1 million, (iii) interest payments on long-term obligations of approximately $21.7 million;

(iv) intercompany interest charges of $22.8 million paid by the Greenville/Spartanburg System to TCI; (v) advances to affiliates of $1.0 million and (vi) other working capital uses and non-operating expenses of $2.6 million, including $2.3 million for increases in inventory primarily related to rebuild activity in RMH's Tennessee systems.

Cash flows from investing activities

     The Previously Affiliated Entities used cash during the seven months ended July 30, 1996 primarily to fund purchases of property and equipment of $13.1 million, $0.8 million and $4.7 million for RMH, IPWT and the Greenville/Spartanburg System, respectively.

Cash flow from financing activities

     For the seven months ended July 31, 1996, the Previously Affiliated Entities' principal sources of cash consisted of a loan of $15.0 million from the Company to RMH, and equity contributions from TCI to the Greenville/Spartanburg System of $15.3 million.

YEAR ENDED DECEMBER 31, 1993

     The Previously Affiliated Entities' cash balance of $33.6 million as of January 31, 1993 primarily represented cash balances acquired upon RMG's purchase of RMG in 1992. The Previously Affiliated Entities' cash balance decreased by $30.3 million during 1993 to $3.3 million as of December 31, 1993.

Cash flows from operating activities

     The Previously Affiliated Entities reported a net deficit in cash flows from operating activities of $12.2 million for the year ended December 31, 1993 reflecting (i) income from operations of $27.6 million before non-cash charges to income for depreciation and amortization of $66.9 million; (iii) interest received of $2.9 million; (iv) interest payments on long-term obligations of approximately $34.3 million; (v) advances to affiliates of $7.8 million; and
(vi) other working capital uses and non-operating expenses of $0.6 million. The increase in cash flows from operating activities of $10.3 million for accrued interest is primarily a result of the deferred interest provisions on IPWT's debt outstanding with GECC. During 1994 the GECC debt was restructured, and the terms of the restructured debt require quarterly interest payments.

Cash flows from investing activities

     During the year ended December 31, 1993, the Previously Affiliated Entities collected $40.5 million on the RMH Seller Notes and received proceeds of $18.3 million from sales of investments in limited partnerships which were part of total assets acquired upon RMH's purchase of RMG. The Previously Affiliated Entities used cash of $78.3 million for the 1993 Acquisitions consummated by RMH, and cash of $9.2 million and $2.1 million for purchases of property and equipment by RMH and IPWT, respectively.

Cash flows from financing activities

     During the year ended December 31, 1993, the Previously Affiliated Entities borrowed an additional $13.0 million under RMH's revolving credit note payable.

YEAR ENDED DECEMBER 31, 1994

     The Previously Affiliated Entities' cash balance of $3.3 million remained constant at January 1, 1993 and December 31, 1994.

Cash flows from operating activities

     The Previously Affiliated Entities reported a net deficit in cash flows from operating activities of $0.1 million for the year ended December 31, 1994 reflecting (i) income from operations of $33.6 million before non-cash charges to income for depreciation and amortization of $68.2 million; (ii) interest received of

$0.7 million; (iii) interest payments on long-term obligations of $43.7 million;
(v) payments received from affiliates of $9.7 million; and (vi) other working capital uses and non-operating expenses of $0.4 million.

     As of December 31, 1994 the Previously Affiliated Entities had negative working capital of $13.8 million due to franchise fees and copyright fees that are paid quarterly and semiannually and due to the timing of interest payments on the RMG Notes. Interest is paid on the RMG Notes semiannually on April 1 and October 1.

Cash flows from investing activities

     During the year ended December 31, 1994, the Previously Affiliated Entities collected $17.8 million on the RMH Seller Notes. The Previously Affiliated Entities used cash primarily for purchases of property and equipment of $11.2 million and $1.3 million for RMH and IPWT, respectively.

Cash flows from financing activities

     During the year ended December 31, 1994, the Previously Affiliated Entities received a capital contribution from IPWT's majority owner of $20.1 million. The Previously Affiliated Entities used cash of $22.1 million to repay IPWT's long-term obligations under the terms of a debt restructuring and $2.6 million to repay borrowings under IPWT's revolving credit note payable.

YEAR ENDED DECEMBER 31, 1995

     The Previously Affiliated Entities' cash balance increased by $1.6 million from $3.3 million as of January 1, 1995 to $4.9 million as of December 31, 1995.

Cash flows from operating activities

     The Previously Affiliated Entities generated cash from operating activities of $8.1 million for the year ended December 31, 1995 reflecting (i) income from operations of $56.2 million before non-cash charges to income for depreciation and amortization of $70.2 million; (iv) interest received of $4.1 million, (v) interest payments on long-term obligations of $40.4 million; and (vi) intercompany interest charges of $11.8 million paid by the Greenville/Spartanburg System to TCI.

     As of December 31, 1995 the Previously Affiliated Entities had negative working capital of $13.8 million due to franchise fees and copyright fees that are paid quarterly and semiannually and due to the timing of interest payments on the RMG Notes. Interest is paid on the RMG Notes semiannually on April 1 and October 1.

     Accounts receivable increased from December 31, 1994 to December 31, 1995 by $2.8 million or 49% as a result of the 1995 Combination. Inventory increased $1.2 million or 71% during 1995 primarily related to rebuild activity in RMH's Tennessee systems.

Cash flows from investing activities

     During the year ended December 31, 1995, the Previously Affiliated Entities received proceeds of $2.6 million from sale of the last RMH Seller Note. The Previously Affiliated Entities used cash primarily to fund purchases of property and equipment of $11.9 million, $1.4 million and $13.4 million for RMH, IPWT and the Greenville/Spartanburg System, respectively.

Cash flows from financing activities

     During the year ended December 31, 1995, the Previously Affiliated Entities received net borrowings of $12.0 million under RMH's revolving credit note payable, repaid $0.4 million under IPWT's revolving credit facility with GECC and received a $6.5 million capital contribution made by TCI to the Greenville/Spartanburg System.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES -- GREENVILLE/SPARTANBURG SYSTEM

     The following table sets forth, for the periods indicated, certain statement of cash flows data of the Greenville/Spartanburg System (in thousands). For purposes of this analysis only and to provide a meaningful comparison of statement of cash flows data for the two year periods ended December 31, 1994 and 1995 and the seven months ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996, the statement of cash flows data for the period from January 1, 1995 to January 26, 1995 have been combined with the statement of cash flows data for the period from January 27, 1995 to December 31, 1995 and with the period from January 27, 1995 to July 31, 1995.

     The Greenville/Spartanburg System's most significant capital requirements have been to finance purchases of property and equipment, consisting of cable system upgrades and rebuilds, plant extensions, converters and initial subscriber installations.

                                                                   SEVEN MONTHS        PERIOD FROM
                                                                       ENDED         JANUARY 1, 1996
                                                                   JULY 31, 1995     TO JULY 30, 1996
                                                                   -------------     ----------------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities.............................     $ 5,605            $(12,568)
Cash flows from investing activities.............................      (3,685)             (4,654)
Cash flows from financing activities.............................        (842)             15,286

                                                                        YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------
                                                                       1994                1995
                                                                   -------------     ----------------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities.............................     $10,727            $  8,414
Cash flows from investing activities.............................     (11,032)            (13,439)
Cash flows from financing activities.............................         (94)              6,641

SEVEN MONTHS ENDED JULY 31, 1995

     The Greenville/Spartanburg System showed an increase in cash of $1.1 million from $0.3 million as of January 1, 1995 to $1.4 million as of July 31, 1995.

Cash flows from operating activities

     The Greenville/Spartanburg System's cash flows from operating activities of $5.6 million for the seven months ended July 31, 1995 reflect (i) income from operations of $12.5 million before non-cash charges to income for depreciation and amortization of $7.6 million; (ii) intercompany interest charges of $6.4 million paid by the Greenville/Spartanburg System to TCI and $0.2 million paid to Telecable and its affiliates; and (vi) other working capital uses and non-operating expense of $0.3 million.

Cash flows from investing activities

     The Greenville/Spartanburg System used cash during the seven months ended July 31, 1995 to fund purchases of property and equipment of $3.7 million.

Cash flows from financing activities

     During the seven months ended July 31, 1995 the Greenville/Spartanburg System's cash flows from financing activities consisted of distributions to TCI by the Greenville/Spartanburg System of $1.0 million and intercompany advances from Telecable of 0.2 million.

PERIOD FROM JANUARY 1, 1996 TO JULY 30, 1996

     The Greenville/Spartanburg System showed a decrease in cash of $1.9 million from $1.9 million as of January 1, 1996 to zero million as of July 30, 1996.

Cash flows from operating activities

     The Greenville/Spartanburg System reported a net deficit in cash flows from operating activities of $12.6 million for the seven months ended July 30, 1996 reflecting (i) income from operations of $11.1 million before non-cash charges to income for depreciation and amortization of $7.7 million; (ii) intercompany interest charges of $22.8 million paid by the Greenville/Spartanburg System to TCI; and (iii) other working capital changes of $0.9 million.

Cash flows from investing activities

     The Greenville/Spartanburg System used cash during the seven months ended July 30, 1996 to fund purchases of property and equipment of $4.7 million.

Cash flows from financing activities

     During the seven months ended July 30, 1996 the Greenville/Spartanburg System's cash flows from financing activities consisted of equity advances from TCI of $15.3 million.

YEAR ENDED DECEMBER 31, 1994

     The Greenville/Spartanburg System showed a decrease in cash of $0.4 million from $0.7 million as of January 1, 1994 to $0.3 million as of December 31, 1994.

Cash flows from operating activities

     The Greenville/Spartanburg System generated cash flows from operating activities of $10.7 million for the year ended December 31, 1994 reflecting (i) income from operations of $13.8 million before non-cash charges to income for depreciation and amortization of $7.3 million; (ii) intercompany interest charges of $2.2 million paid to Telecable; and (iii) income tax expense of $2.1 million.

Cash flows from investing activities

     The Greenville/Spartanburg System used cash during the year ended December 31, 1994 to fund purchases of property and equipment of $11.0 million.

Cash flows from financing activities

     During the year ended December 31, 1994 the Greenville/Spartanburg System's cash flows from financing activities consisted of intercompany payments to Telecable of $0.1 million.

YEAR ENDED DECEMBER 31, 1995

     The Greenville/Spartanburg System showed an increase in cash of $1.6 million from $0.4 million as of January 1, 1995 to $2.0 million as of December 31, 1995.

Cash flows from operating activities

     The Greenville/Spartanburg System generated cash flows from operating activities of $8.4 million for the year ended December 31, 1995 reflecting (i) income from operations of $20.4 million before non-cash charges to income for depreciation and amortization of $14.7 million; and (ii) intercompany interest charges of $0.2 million paid to Telecable and $11.8 million paid to TCI.

Cash flows from investing activities

     The Greenville/Spartanburg System used cash during the year ended December 31, 1995 to fund purchases of property and equipment of $13.5 million.

Cash flows from financing activities

     During the year ended December 31, 1995 the Greenville/Spartanburg System's cash flows from financing activities consisted of intercompany advances from Telecable of $0.2 million and equity contributions from TCI of $6.5 million.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES -- VIACOM NASHVILLE SYSTEM

     The following table sets forth, for the periods indicated, certain statement of cash flows data of the Viacom Nashville System (in thousands).

     The Viacom Nashville System's most significant capital requirements have been to finance purchases of property and equipment, consisting of cable system upgrades and rebuilds, plant extensions, converters and initial subscriber installations.

     Viacom International Inc. funds the working capital requirements of its businesses based upon a centralized cash management system. Accordingly, for each period discussed, the net cash generated by (used for) the Viacom Nashville's operating and investing activities is distributed to (provided by) Viacom International Inc.

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities.................................    $ 14,109     $  8,900
Cash flows from investing activities.................................     (10,260)     (12,651)
Cash flows from financing activities.................................      (3,849)       3,751

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities.....................    $ 15,034     $ 15,762     $ 19,929
Cash flows from investing activities.....................     (10,035)     (21,815)     (22,291)
Cash flows from financing activities.....................      (4,999)       6,053        2,362

SIX MONTHS ENDED JUNE 30, 1995

Cash flows from operating activities

     The Viacom Nashville System's cash flows from operating activities of $14.1 million for the six months ended June 30, 1995 reflect (i) income from operations of $11.3 million before non-cash charges to income for depreciation and amortization of $4.6 million; (ii) intercompany interest charges of $2.5 million paid to Viacom International Inc.; (iii) income tax refunds received of $3.9 million and (iv) other increases in cash of $1.4 million due to the net effect of changes in working capital and non-operating expenses.

Cash flows from investing activities

     The Viacom Nashville System used cash during the six months ended June 30, 1995 primarily to fund purchases of property and equipment of $10.5 million.

Cash flows from financing activities

     During the six months ended June 30, 1995 the Viacom Nashville System's cash flows from financing activities consisted of distributions to Viacom International Inc. of $3.8 million.

SIX MONTHS ENDED JUNE 30, 1996

Cash flows from operating activities

     The Viacom Nashville System's cash flows from operating activities of $8.9 million for the six months ended June 30, 1996 reflect (i) income from operations of $12.0 million before non-cash charges to income for depreciation and amortization of $5.7 million; (ii) intercompany interest charges of $2.4 million paid to Viacom International Inc.; (iii) income taxes paid of $1.0 million and (iv) other increases in cash of $0.3 million due to the net effect of changes in working capital and non-operating expenses.

Cash flows from investing activities

     The Viacom Nashville System used cash during the six months ended June 30, 1996 primarily to fund purchases of property and equipment of $12.5 million.

Cash flows from financing activities

     During the six months ended June 30, 1996 the Viacom Nashville System's cash flows from financing activities consisted of equity advances from Viacom International Inc. of $3.8 million.

YEAR ENDED DECEMBER 31, 1993

Cash flows from operating activities

     The Viacom Nashville System's cash flows from operating activities of $15.0 million for the year ended December 31, 1993 reflect (i) income from operations of $20.9 million before non-cash charges to income for depreciation and amortization of $8.0 million; (ii) intercompany interest charges of $3.0 million paid to Viacom International Inc.; (iii) income taxes paid of $3.2 million and
(iv) other increases in cash of $0.3 million due to the net effect of changes in working capital and non-operating expenses.

Cash flows from investing activities

     The Viacom Nashville System used cash during the year ended December 31, 1993 primarily to fund purchases of property and equipment of $9.7 million.

Cash flows from financing activities

     During the year ended December 31, 1993 the Viacom Nashville System's cash flows from financing activities consisted of distributions to Viacom International Inc. of $5.0 million.

YEAR ENDED DECEMBER 31, 1994

Cash flows from operating activities

     The Viacom Nashville System's cash flows from operating activities of $15.8 million for the year ended December 31, 1994 reflect (i) income from operations of $20.1 million before non-cash charges to income for depreciation and amortization of $8.4 million; (ii) intercompany interest charges of $3.6 million paid to Viacom International Inc.; and (iii) income taxes paid of $0.7 million.

Cash flows from investing activities

     The Viacom Nashville System used cash during the year ended December 31, 1994 primarily to fund purchases of property and equipment of $22.8 million and received cash of $1.0 million related to decreases in other assets.

Cash flows from financing activities

     During the year ended December 31, 1994 the Viacom Nashville System's cash flows from financing activities consisted of equity advances from Viacom International Inc. of $6.1 million.

YEAR ENDED DECEMBER 31, 1995

     The Viacom Nashville System's cash flows from operating activities of $19.9 million for the year ended December 31, 1995 reflect (i) income from operations of $23.1 million before non-cash charges to income for depreciation and amortization of $9.7 million; (ii) intercompany interest charges of $4.8 million paid to Viacom International Inc.; (iii) income tax refunds received of $1.1 million; and (iv) other increases in cash of $0.5 million due to the net effect of changes in working capital and non-operating expenses.

Cash flows from investing activities

     The Viacom Nashville System used cash during the year ended December 31, 1995 primarily to fund purchases of property and equipment of $23.0 million and received cash of $0.7 million related to decreases in other assets.

Cash flows from financing activities

     During the year ended December 31, 1995 the Viacom Nashville System's cash flows from financing activities consisted of equity advances from Viacom International Inc. of $2.4 million.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES -- KINGSPORT SYSTEM

     The following table sets forth, for the year ended December 31, 1995 certain statement of cash flows data of the Kingsport System (in thousands).

     The Kingsport System's most significant capital requirements have been to finance purchases of property and equipment, consisting of cable system upgrades and rebuilds, plant extensions, converters and initial subscriber installations.

                                                                                  YEAR ENDED
                                                                               DECEMBER 31, 1995
                                                                               -----------------
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities.......................................         $ 4,309
Cash flows from investing activities.......................................          (1,108)
Cash flows from financing activities.......................................          (3,193)

YEAR ENDED DECEMBER 31, 1995

     The Kingsport System's cash balance of $0.1 million did not change from January 1, 1995 to December 31, 1995.

Cash flows from operating activities

     The Kingsport System generated cash flows from operating activities of $4.3 million for the year ended December 31, 1995 reflecting (i) income from operations of $5.2 million before non-cash charges to income for depreciation and amortization of $1.1 million; and (ii) intercompany interest charges of $0.9 million paid to TWE.

Cash flows from investing activities

     The Kingsport System used cash during the year ended December 31, 1995 to fund purchases of property and equipment of $1.1 million.

Cash flows from financing activities

     During the year ended December 31, 1995 the Kingsport System's cash flows from financing activities consisted of intercompany payments to TWE of $3.2 million.

LIQUIDITY AND CAPITAL RESOURCES

     The Private Offering of the Notes was part of the Financing Plan designed to enable the Company to complete the Primary Acquisitions, repay the Bridge Loan and provide the Company with future liquidity and working capital through the Bank Facility. Concurrently with the closing of the Private Offering on July 30, 1996, the Operating Partnership entered into the Bank Facility with The Bank of New York Company Inc. ("The Bank of New York"), NationsBank of Texas, N.A. ("NationsBank of Texas"), and The Toronto-Dominion Bank as arranging agents and The Bank of New York, as administrative agent. The Bank Facility provides for an aggregate $475.0 million Revolving Credit Facility and a $220.0 million Term Loan. The Revolving Credit Facility provides for permanent annual commitment reductions beginning in 1999, and matures in 2004. The Term Loan requires semiannual payments of $0.5 million starting January 1, 1999 through January 1, 2004, and final principal payments in two equal installments on July 1, 2004 and January 1, 2005. As of September 30, 1996 the Company has $325.0 million outstanding under the Revolving Credit Facility, leaving availability of $150.0 million. Prior to January 1, 1999, the Company will have no mandatory amortization requirements under the Bank Facility. (See "Description of Other Obligations").

     The Notes in the amount of $292.0 million will mature on August 1, 2006, unless previously redeemed. Interest on the Notes in the amount of 11 1/4% per annum is payable semi-annually on August 1 and February 1 of each year, commencing February 1, 1997. The Notes will be redeemable, in whole or in part, at the option of the Issuers, at any time on or after August 1, 2001 at the redemption prices set forth herein plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of redemption. Notwithstanding the foregoing, any time on or before August 1, 1999, the Issuers, at their option, may redeem up to 35.0% of the aggregate principal amount of Notes originally issued with the net proceeds of one or more Public Equity Offerings or Strategic Equity Investments, at 111.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of redemption, provided however that at least 65.0% of the aggregate principal amount of Notes originally issued are outstanding immediately after giving effect to any such redemption. Upon a Change of Control, the Issuers will be required to make an offer to repurchase all outstanding Exchange Notes at a price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of repurchase. See "Description of the Notes."

     The Notes will be obligations of the Issuers and will rank pari passu in payment with all senior indebtedness of the Issuers, if any, and senior in right of payment to all future subordinated indebtedness of the Issuers, if any. However, all other consolidated indebtedness of ICP-IV, including borrowings by ICP-IV's subsidiaries under the Bank Facility, will be structurally senior to the Notes and secured by substantially all of ICP-IV's assets. The Notes will not be guaranteed by any of ICP-IV's subsidiaries. ICP-IV is a holding company with no direct operations and, therefore, the Notes will also be effectively subordinated to all other liabilities (including trade payables and accrued liabilities) of ICP-IV's subsidiaries. As of September 30, 1996, the obligations of ICP-IV's subsidiaries that are structurally senior to the Notes included total indebtedness of $605.9 million (including obligations under the Bank Facility) and total trade payables and other liabilities of $60.9 million, including $12.1 million in mandatorily redeemable preferred stock of a subsidiary of ICP-IV. The Indenture will allow the Company to incur additional indebtedness. See "Risk Factors -- Holding Company Structure; Structural Subordination."

     Borrowings under the Revolving Credit Facility and the Term Loan are available under interest rate options related to the base rate of the administrative agent for the Bank Facility ("ABR") (which is based on the administrative agent's published prime rate) and LIBOR. Interest rates vary under each option based on the Operating Partnership's senior leverage ratio. For ABR loans the rate varies from ABR to ABR plus 0.50%, and for LIBOR loans the rate varies from LIBOR plus 0.75% to LIBOR plus 1.75%. Interest periods are specified as one, two or three months for LIBOR loans. The Bank Facility requires quarterly interest payments, or more frequent interest payments if a shorter period is selected under the LIBOR option. The Bank Facility also requires the Operating Partnership to pay quarterly a commitment fee of 0.25% or 0.375% per year, depending on the senior leverage ratio of the Operating Partnership, on the unused portion of available credit. The applicable borrowing rate for the Term Loan is expected to be LIBOR plus 2.375% or ABR plus 1.125%.

     The obligations of the Operating Partnership under the Bank Facility are secured by a first priority pledge of the capital stock and/or partnership interests of the Operating Partnership and its subsidiaries, a negative pledge on other assets of the Operating Partnership and its Restricted Subsidiaries and a pledge of any inter-company notes. The obligations of the Operating Partnership under the Bank Facility are guaranteed by the Operating Partnership and its Restricted Subsidiaries.

     The Bank Facility, Term Loan and the Indenture restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay distributions or make certain other restricted payments, consummate certain asset sales and enter into certain transactions with affiliates. In addition, the Bank Facility and Indenture restrict the ability of a subsidiary to pay distributions or make certain payments to ICP-IV, merge or consolidate with any other person or sell, assign, transfer, lease convey or otherwise dispose of all or substantially all of the assets of the Company. The Bank Facility prohibits the Company from, among other things, (i) having a senior leverage ratio, as defined under the Bank Facility, at closing in excess of 5.75:1, declining as follows: 5.5:1.0 from January 1, 1997 through December 31, 1997; 5.25:1.0 from January 1, 1998 through June 30, 1998; 5.0:1.0 from July 1, 1998 through June 30, 1999; 4.75:1.0 from July 1, 1999 through December 31, 1999; 4.5:1.0 from
January 1, 2000 through June 30, 2000; 4.0:1.0 from July 1, 2000 through June 30, 2001; and 3.75:1.0 from July 1, 2001 and thereafter, (ii) having an interest coverage ratio of less than 2.0:1.0 through December 31, 2000, less than 2.25:1.0 from January 1, 2001 through December 31, 2001 and less than 2.5:1.0 from January 1, 2002 and thereafter, and (iii) having a ratio of annualized cash flow to pro forma debt service for any fiscal quarter of less than 1.10. As of September 30, 1996, the Company's senior leverage ratio is 5.23:1.0, its interest coverage ratio is 2.35:1.0 and its annualized cash flow to pro forma debt service is 2.53:1.0. Such restrictions and compliance tests, together with the Company's substantial leverage and the pledge of substantially all of ICP-IV's assets, could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. See "Risk Factors -- Restrictions Imposed by Lenders"; "Description of Other Obligations -- The Bank Facility" and "Description of the Notes."

     Management believes that the Company will be able to realize substantial growth rates in revenue over the next several years through a combination of household growth, increased penetration and new product offerings that the Company will be able to make available as technological upgrades are completed under the Capital Improvement Program.

     For each of the years through maturity of the Exchange Notes, the Company's principal sources of liquidity are expected to be cash generated from operations and borrowings under the Revolving Credit Facility. Management believes that, with the Company's ability to realize operating efficiencies and sustain substantial growth rates in revenue, it will be able to generate cash flows from operating activities which, together with available borrowing capacity under the Revolving Credit Facility, will be sufficient to fund required interest payments and planned capital expenditures over the next several years. However, the Company may not be able to generate sufficient cash from operations or accumulate sufficient cash from other activities or sources to repay in full the principal amounts outstanding under the Notes on maturity. In order to satisfy its repayment obligations with respect to the Notes, the Company may be required to refinance the Notes. There can be no assurance that financing will be available at that time in order to accomplish any necessary refinancing on terms favorable to the Company. See "Risk Factors -- Substantial Leverage; Deficiency of Earnings to Cover Fixed Charges."

Capital Improvement Program

     The Company's most significant capital needs are to finance cable system upgrades and rebuilds, plant extensions and purchases of converters and other customer premise equipment. Planned capital expenditures also provide for initial subscriber installations, purchases of digital and insertion equipment and replacement purchases of machinery and equipment. The following table summarizes the Company's planned capital expenditures:

                                                THREE MONTHS                   FOUR YEARS
                                                   ENDED        YEAR ENDED       ENDED
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                    1996           1997           2001       TOTAL
                                                ------------   ------------   ------------   ------
                                                                   (IN MILLIONS)
    Capital Improvement Program
      Upgrades and rebuilds...................     $ 26.7         $ 84.4         $ 72.0      $183.1
      Converters..............................        7.5           13.0           26.5        47.0
                                                    -----         ------         ------      ------
         Total Capital Improvement Program....       34.2           97.4           98.5       230.1
                                                    -----         ------         ------      ------
    Line extensions and other.................        5.6           24.8           97.0       127.4
                                                    -----         ------         ------      ------
              Total planned capital
                expenditures..................     $ 39.8         $122.2         $195.5      $357.5
                                                    =====         ======         ======      ======

     Management expects to fund capital expenditures from borrowings available under the Revolving Credit Facility and cash generated from operations. However, there can be no assurance that all of the funds required for these planned capital expenditures will be available as needed. See "Risk Factors -- Future Capital Requirements" and "Description of the Notes."

     The Capital Improvement Program is expected to allow the Company to expand system capacity, provide the capability to offer new services including additional premium packages, enhanced pay-per-view programming, additional advertising and data and voice services and to create the marketing flexibility to fund revenue growth for existing services. Other expenditures will target new revenue sources and be expended on an incremental basis when these revenue streams are quantifiable. Management believes that substantial growth in revenues and operating cash flows is not achievable without implementing at least a significant portion of the Capital Improvement Program.

     In addition to capital expenditures expected to be incurred in connection with the Capital Improvement Program, the Company currently estimates that it will make other capital expenditures through 2001 of approximately $127.4 million, principally for line extensions and other capital requirements as set forth in the table above. The Company's business requires continuing investment to finance capital expenditures and related expenses for expansion of the Company's subscriber base and system development. The Company's inability to upgrade its cable television systems or make its other planned capital expenditures would have a material adverse effect on the Company's operations and competitive position and could have a material adverse effect on the Company's ability to service its debt, including the Notes. See "Risk
Factors -- Future Capital Requirements" and "-- Restrictions Imposed by
Lenders."

Inflation

     During the periods covered in this discussion, inflation did not have a significant impact on results of operations and financial position of the cable television systems. Periods of high inflation could have an adverse effect to the extent that increased operating costs and increased borrowing costs for variable interest rate debt may not be offset by increases in subscriber rates.

                                THE ACQUISITIONS

GENERAL

     The Company was formed to acquire and consolidate various cable television systems in the Southeast, including certain cable television systems owned by the Related InterMedia Entities and by TCI. Pursuant to the Acquisitions, the Company acquired several cable television systems, primarily in Tennessee and South Carolina, serving an aggregate of approximately 570,153 basic subscribers as of September 30, 1996. The Acquisitions had an aggregate purchase price of approximately $1,103.4 million including related acquisition costs of $1.6 million.

     The following discussion summarizes the terms and conditions of the Primary Acquisitions and the Miscellaneous Acquisitions (which taken together constitute the "Acquisitions").

PRIMARY ACQUISITIONS

     The aggregate purchase price for the Primary Acquisitions of $1,093.4 million, including related acquisition costs of $1.4 million, was funded with the proceeds from the Bridge Loan and a portion of the proceeds from the Financing Plan. See "Description of Other Obligations." Financial results for the Primary Acquisitions are included in the Company's Pro Forma Financial Information.

     Kingsport System. On February 1, 1996, IP-TN, through an asset purchase agreement, purchased the cable television systems of Time Warner in Kingsport, Tennessee, which served approximately 31,985 basic subscribers as of September 30, 1996, for a total purchase price of $62.1 million.

     ParCable System. On February 1, 1996, IP-TN, through an asset purchase agreement, purchased the cable television systems of ParCable in Hendersonville, Waverly and Monterey, Tennessee, and in Fort Campbell, Kentucky, which together served approximately 21,823 basic subscribers as of September 30, 1996, for an aggregate purchase price of $30.1 million.

     IPWT. On July 30, 1996, pursuant to a contribution agreement by and among ICP-IV, IP-I and GECC (the "IPWT Contribution Agreement"), ICP-IV acquired the partnership interests and debt of IPWT, which served approximately 48,523 basic subscribers in West Tennessee as of September 30, 1996. IPWT was acquired for total consideration of $72.5 million. The partners of IPWT were (i) IP-I, which was an 80.1% general partner and a 9.9% limited partner and (ii) a wholly owned subsidiary of GECC, which was a 10.0% limited partner. The total consideration of $72.5 million included an equity value of $13.3 million and the acquisition of indebtedness owed to GECC of approximately $55.8 million in principal plus interest of $3.4 million. GECC transferred to ICP-IV the indebtedness owed by IPWT to GECC in exchange for (i) approximately $22.5 million in cash, (ii) a $25.0 million preferred limited partner interest in ICP-IV (the "Preferred Limited Partner Interest") and (iii) an $11.7 million limited partner interest in ICP-IV. In addition, IP-I and GECC transferred to ICP-IV their partnership interests in IPWT in exchange for a $12.0 million limited partnership interest and a $1.3 million limited partnership interest, respectively, in ICP-IV. The foregoing transaction was structured such that 99.0% of the acquired partnership interests in IPWT was transferred to the Operating Partnership and the remaining 1.0% limited partnership interest in IPWT was transferred to IP-TN. See "Description of Other Obligations -- Description of Preferred Equity Interests."

     RMH. On July 30, 1996, the Operating Partnership acquired RMH and its wholly owned subsidiary, RMG, which served approximately 198,634 basic subscribers in Nashville, Knoxville and Northeastern Georgia as of September 30, 1996, for total consideration of approximately $376.3 million. InterMedia Partners V, L.P. ("IP-V") owned all of the outstanding equity of RMH prior to consummation of the acquisition. Pursuant to a stock purchase agreement between the Operating Partnership and ICM-V, the general partner of IP-V, the Operating Partnership purchased 3,285 shares of RMH's Class A common stock (the "RMH Class A Common Stock") for $0.3 million. As part of the acquisition of RMH, the Company paid the following obligations of RMG, aggregating to $364.0 million including (i) $306.5 million to repay the RMG Notes, (ii) $3.2 million to pay the call premium on the RMG Notes, (iii) $14.3 million to pay the accrued interest on RMG's indebtedness, (iv) $15.0 million to repay an intercompany loan from IP-TN, the proceeds of which were used to fund a payment on the RMG Notes on April 1, 1996 and (v) $25.0 million to repay the RMG Revolving Loan. In connection with the RMH transaction, RMH's capital structure was reorganized to provide for three classes of capital stock, (i) the RMH Class A Common Stock, (ii) the RMH Class B common stock (the "RMH Class B Common Stock") and (iii) the RMH Redeemable Preferred Stock. As part of the recapitalization of RMH, TCID-IP V, Inc., a wholly owned subsidiary of TCI, converted its outstanding loan to IP-V into a partnership interest and received in dissolution thereof (i) 365 shares of RMH Class B Common Stock valued at approximately $0.037 million and (ii) 12,000 shares of RMH Redeemable Preferred Stock valued at $12.0 million. Upon completion of this recapitalization, the Operating Partnership has 60.0% of the voting power of RMH (and TCI has the remaining 40.0%) and owns 100.0% of the RMH Class A outstanding Common Stock, with TCID-IP V, Inc. owning 100.0% of RMH's Class B Common Stock and $12.0 million in RMH Redeemable Preferred Stock. On July 31, 1996, RMH merged with and into RMG, with RMG as the surviving corporation. All of the RMH capital stock described herein was converted as a result of the merger into capital stock of RMG with the same terms. See "Description of Other Obligations -- Description of Preferred Equity Interests."

     TCI Greenville/Spartanburg. The Greenville/Spartanburg System, which served approximately 114,479 basic subscribers as of September 30, 1996, was contributed to the Company on July 30, 1996 under the terms of the contribution agreement (the "G/S Contribution Agreement") by and among ICP-IV and TCI of Greenville, Inc., TCI of Piedmont, Inc. and TCI of Spartanburg, Inc., each of which is a wholly owned subsidiary of TCI (collectively, the "TCI Entities"). Under the G/S Contribution Agreement, the TCI Entities transferred their interests in the Greenville/Spartanburg System to the Company in exchange for consideration valued at $238.9 million. The consideration for the Greenville/Spartanburg System consisted of $117.6 million of limited partnership interests in ICP-IV and an assumption of $121.3 million of indebtedness by the Company that was subsequently repaid with the proceeds of the Financing Plan.

     Viacom Nashville. On August 1, 1996, pursuant to an exchange agreement between IPSE, a subsidiary of ICP-IV, and TCIC, a wholly owned subsidiary of TCI (the "Exchange Agreement"), the Company acquired the Viacom Nashville System, which served approximately 148,849 basic subscribers as of September 30, 1996. Under the Exchange Agreement, in a transaction intended to qualify as a like-kind exchange that is substantially tax-free under section 1031 of the Code, TCIC transferred the Viacom Nashville System to IPSE in exchange for cable television systems in Houston, Texas and cash equal to the difference between the fair market values of the systems. The Company had acquired the Houston cable television systems from affiliates of Prime Cable on May 8, 1996 for approximately $300.0 million. The aggregate purchase price of the Viacom Nashville System pursuant to the exchange was approximately $313.5 million, subject to certain adjustments.

MISCELLANEOUS ACQUISITIONS

     The aggregate purchase price for the Miscellaneous Acquisitions of $10.0 million, including related acquisition costs of $0.2 million, was funded with a portion of the proceeds from the Bridge Loan and borrowings available under the Revolving Credit Facility. Financial results for the Miscellaneous Acquisitions prior to their acquisitions by the Company during the nine months ended September 30, 1996 are not included in the Pro Forma Financial Information due to the immateriality of these systems.

     Annox System. On January 29, 1996, IP-TN, through an asset purchase agreement, purchased the cable television system of Annox (the "Annox System") located in Cheatham, Davidson, Dickson and Robertson counties near Nashville, which in aggregate served approximately 1,922 basic subscribers as of September 30, 1996, for an aggregate purchase price of $4.3 million.

     Tellico System. On May 2, 1996, IP-TN, through an asset purchase agreement, purchased the cable television system of Tellico (the "Tellico System") located in Loudon and Blount counties near Knoxville, which in aggregate served approximately 1,518 basic subscribers as of September 30, 1996, for an aggregate purchase price of $2.2 million.

     Rochford System. On July 1, 1996, IP-TN, through an asset purchase agreement, purchased the cable television system of Rochford (the "Rochford System") located in Davidson and Williamson counties near

Nashville, which in aggregate served approximately 1,305 basic subscribers as of September 30, 1996, for an aggregate purchase price of $2.0 million.

     Prime Cable System. On August 6, 1996, IP-TN, through an asset purchase agreement, purchased the cable television system of Prime Cable (the "Prime Cable System") located in central Tennessee for an aggregate purchase price of approximately $1.5 million. The system is estimated to have served an aggregate of 1,115 basic subscribers as of September 30, 1996.

ORGANIZATIONAL STRUCTURE OF THE COMPANY (1)

     The Company's organizational structure is as shown below:

                               [STRUCTURAL CHART]

---------------
(1) In the chart above, "G.P." represents general partner, "M.G.P." represents managing general partner and "L.P." represents limited partner.

(2) Issuers of Notes offered hereby.

                                    BUSINESS

GENERAL

     The Company was formed to acquire and consolidate various cable television systems located in high-growth areas of the Southeast, including certain cable television systems owned by the Related InterMedia Entities and TCI. TCI, an investor in each of the Related InterMedia Entities, directly owns 49.0% of ICP-IV's non-preferred equity. The Company has one of the largest concentrations of basic subscribers in the Southeast and is the largest cable television service provider in Tennessee. The Company's operations are composed of three clusters that, in aggregate, served approximately 570,153 basic subscribers and passed approximately 848,006 homes as of September 30, 1996.

     The three clusters served, as of September 30, 1996, approximately (i) 325,703 basic subscribers in the Nashville/Mid-Tennessee Cluster, (ii) 146,503 basic subscribers in the Greenville/Spartanburg Cluster and (iii) 97,947 basic subscribers in the Knoxville/East Tennessee Cluster.

     The Company serves approximately 90.0% and 70.0%, respectively, of all of the basic cable television subscribers in the Nashville Metropolitan Market and the Greenville/Spartanburg Metropolitan Market. The Nashville Metropolitan Market and the Greenville/Spartanburg Metropolitan Market are located within the 33rd and 35th largest DMAs in the United States, respectively.

     The Company operates primarily in urban and suburban areas in the Southeast that in recent years have experienced significant economic, household and income growth. The Southeast has been, and is projected to continue to be, one of the fastest growing regions in the United States due to a diverse employment base, a low cost of living and a favorable business climate. According to Market Statistic, Inc., from 1995 to 2000, the counties served by the Systems are projected to experience a weighted average compounded annual household growth of 1.9% as compared to national estimated compounded annual household growth of 1.1%. The counties served by the Systems are also projected to achieve a weighted average EBI compounded annual growth rate of 3.4% from 1994 to 1999, as compared to a national average compounded annual growth rate of 3.0%. See
"-- Overview of Cable Television Systems." These attractive demographic trends helped the Systems to achieve, from December 31, 1993 to December 31, 1995, a compounded weighted internal basic subscriber growth rate of approximately 5.3% per annum compared to a national compounded average growth rate of 3.4% per annum, according to the NCTA. Management believes that the attractive demographic trends of these counties provide the potential for continued significant basic subscriber and revenue growth.

     The Company and each of the Related InterMedia Entities were created by Leo
J. Hindery, Jr., who has over 10 years of experience in the cable television industry, to own and operate cable television systems in the United States. Mr. Hindery created the Company with the goal of developing it into a medium-sized MSO. Mr. Hindery is the managing general partner of the general partners of each of the Related InterMedia Entities.

RELATIONSHIP WITH TCI

     TCI, through wholly owned subsidiaries, directly owns 49.0% of ICP-IV's non-preferred equity. TCI is the largest cable television operator in the United States, with wholly owned and affiliated systems serving approximately 14.0 million subscribers. Management believes that the Company's relationship with TCI provides substantial benefits, including (i) the ability to purchase programming and equipment at rates approximating those available to TCI and (ii) access to TCI's engineering, technical, marketing, advertising, accounting and regulatory expertise.

     As a result of its relationship with TCI, the Company has the ability to purchase its programming at rates approximating those available to TCI. The Company has a contract with SSI, a subsidiary of TCI, to obtain basic and premium programming. SSI contracts with various programmers to purchase programming for TCI and its related companies. The Company has the option to purchase its programming through its contract with SSI for which it pays SSI's cost plus an administrative fee.

     In addition, management believes the Company benefits from its relationship with TCI by (i) sharing in TCI's marketing test results, which typically involve leading edge services and technologies, such as NVOD, (ii) sharing in the results of TCI's research and development activities, including TCI's research on broadband fiber, digital compression and technical standards, and (iii) access to and the ability to consult with TCI's operating personnel with expertise in technical, marketing, accounting and regulatory matters. Through the Company's access to and relationship with TCI, the Company benefits from the potential to participate at an early stage in joint ventures between TCI and other telecommunications and media companies such as Internet access provider @Home and PCS provider Sprint Spectrum.

     TCI, however, is under no obligation to offer such benefits to the Company, and there can be no assurance that such benefits will continue to be available in the future should TCI's ownership in the Company significantly decrease or should TCI otherwise decide not to continue to offer such participation to the Company. The loss of the relationship with TCI would adversely affect the financial position and results of operations of the Company. See "Risk
Factors -- Loss of Beneficial Relationship with TCI."

OPERATING STRATEGY

     The Company's strategy is to own, operate and develop cable television systems in geographically clustered, high-growth markets in the Southeast. The operating strategy was developed by the Company's senior management team, which includes experienced operating, engineering, marketing and financial executives. The operating strategy includes the following key elements:

          Cluster Subscribers. Management believes the Company can derive significant economies of scale and operating efficiencies by clustering its operations. Operational advantages and cost savings associated with clustering include centralizing management, billing, marketing, customer service, technical and administrative functions, and reducing the number of headends. Management believes that clustering will enable the Company to more effectively utilize capital by more efficiently delivering cable and related services to a greater number of households. The Company intends to
     (i) create regional customer service centers in each of the operating regions, which should allow the Company to staff, train and monitor its customer service operations more effectively, and (ii) substantially reduce the number of its headends, engineering support facilities and associated maintenance costs. Management believes that clustering also provides the Company with significant revenue opportunities including the ability to attract additional advertising and to offer a broader platform for data services, and residential and business telephony services.

          Focus on Regions with Attractive Demographics. The Company owns and develops cable television systems in areas that in recent years have experienced annual economic, household and income growth that has exceeded national averages. See "-- Overview of Cable Television Systems." In recent years, the Southeast has been one of the fastest growing regions in the United States due in part to a diverse employment base, a low cost of living and a favorable business climate. Management believes that the Company will continue to benefit from the household growth in, and the outward expansion of, the metropolitan areas served by the Company. Furthermore, management believes that households located in areas with attractive demographics are more likely to subscribe to cable television services, premium service packages and new service offerings.

          Upgrade Cable Television Systems. The Company has begun a Capital Improvement Program to comprehensively upgrade its operating network. Management believes that the Capital Improvement Program will further the Company's efforts to reduce costs, create additional revenue opportunities, increase customer satisfaction and enhance system reliability. Successfully upgrading the architecture of the Company's operations will expand channel capacity, enhance network quality and dependability, augment addressability and allow the Company to offer two-way transmission and advanced interactive services. Currently, over 74.2% of the Company's operations offer between 30 to 61 channels of programming. Following implementation of the Capital Improvement Program, over 85.0% of such operations will be able to offer 62 or more channels and over 70.0% will be served by plant with a bandwidth of 750 MHz enabling subscribers to receive the equivalent of 82 or more analog channels. Through 2001, the Company expects to spend approximately $230.1 million in additional capital on the

     Capital Improvement Program that it expects to finance with internally generated cash flow and borrowings available under the Bank Facility. See "Risk Factors -- Future Capital Requirements"; "-- Upgrade Strategy and Capital Expenditures" and "Description of Other Obligations."

          Target Additional Revenue Sources. Management believes that the Company's geographic clustering, the demographic profile of its subscribers and implementation of the Capital Improvement Program afford the Company the opportunity to pursue revenue sources incremental to its core business. Management also believes that the Company can create additional revenue growth opportunities through further development of existing advertising, pay-per-view and home shopping services. Possible future services include high-speed data transmission (including Internet access), NVOD, interactive services such as video games, and residential and business telephony, including a wireline network platform for PCS operators.

          Emphasize Customer Service. Management believes that the Company provides quality customer service and attractive programming packages at reasonable rates. As part of its customer service efforts, the Company has instituted training and incentive programs for all of its employees and instituted same-day, evening and weekend installation and repair visit options in several of its service areas. Six months before the cable industry adopted its widely publicized "On Time Guarantee Program," the Related InterMedia Entities offered free installation if a technician arrived late for a scheduled installation. The Company's customer service representatives have undergone training in a new response model entitled "Selling, Saving & Serving," which is based on a comprehensive survey of customer needs and buying habits. When speaking to a customer, the customer service representatives are trained to answer questions regarding service and repair issues as well as to identify and present the most appropriate package and services based on the customer's profile. To further emphasize customer service, the Company's employee bonus program includes specific customer service incentives designed to increase the speed and effectiveness of service visits, shorten installation response times and ensure that customer telephone calls are answered promptly by customer service representatives.

          Utilize Innovative Sales and Marketing Techniques. The Company is seeking to increase its penetration levels for basic service, expanded basic service and premium service and to increase revenue per household through targeted promotions and innovative marketing strategies. For example, the Company has entered into a co-marketing campaign with Sprint Corporation to offer a combination of cable television and long distance services. Through this arrangement, subscribers receive a discount on their cable bill when subscribing to both cable and long-distance services. The Company realizes incremental revenue from Sprint Corporation through royalties and an upfront marketing fee, and is reimbursed for the subscriber's discount. Additional marketing strategies that the Company utilizes include promotional previews of premium programs, discounted installation fees, expedited installation service and special pricing on premium services. The Company seeks to maximize its revenue per subscriber by cross-promoting its programming services, by using "tiered" packaging strategies for marketing premium services and promoting niche programming services, and by offering more entertainment choices and new services. The Company has introduced several retention marketing campaigns, including quarterly newsletters that inform subscribers of programming and system-specific news. Through this vehicle, subscribers are also given the opportunity to win programming sponsored prizes that range from computers to free travel. Various image spots are also aired in an effort to increase recognition of the InterMedia brand name.

          The Company is also an active participant in Cable in the Classroom, a nonprofit organization sponsored by cable MSOs. Cable companies throughout the United States provide schools with installation and monthly cable television services free of charge, and educators receive a satellite feed of commercial-free programming that can be taped and used at their convenience.

OVERVIEW OF CABLE TELEVISION SYSTEMS

     The Company's operations are located in areas of the Southeast that have experienced rapid economic, household and income growth during the past five years. The following table summarizes the historical and projected growth rates of the regions served by the Company.

                        DEMOGRAPHIC DATA BY CLUSTER (1)

                                    ESTIMATED     PROJECTED     ESTIMATED      PROJECTED        PROJECTED
                                    '90 - '95     '95 - '00     '90 - '95      '95 - '00        '94 - '99
                                    HOUSEHOLD     HOUSEHOLD     POPULATION     POPULATION     HOUSEHOLD EBI
            CLUSTER(2)               CAGR(2)       CAGR(2)       CAGR(2)        CAGR(2)          CAGR(2)
----------------------------------  ---------     ---------     ----------     ----------     -------------
Nashville/Mid-Tennessee...........     1.7%          2.0%           1.5%           1.6%            3.4%
Greenville/Spartanburg............     1.5%          1.6%           1.6%           1.3%            3.3%
Knoxville/East Tennessee..........     1.6%          1.9%           1.3%           1.6%            3.4%
     Total Systems................     1.7%          1.9%           1.5%           1.5%            3.4%
National Average..................     0.7%          1.1%           1.0%           0.9%            3.0%

---------------
(1) There can be no assurance that these estimates or projections have been or will be realized. Sources: Market Statistics: 1995 Demographics
    USA -- County Edition (Bill Communications); Sales and Marketing Management 1990, Survey of Buying Power (Bill Communications).

(2) Represents the average compound annual growth rates ("CAGR's") for the counties served by each cluster weighted by the number of basic subscribers in each county.

     The following table summarizes the homes passed, basic subscribers and basic penetration percentages, premium service units and premium penetration percentages as of September 30, 1996, in the regions served by the Company.

                           OPERATING DATA BY CLUSTER

                                                                                     PREMIUM
                                      HOMES           BASIC             BASIC        SERVICE       PREMIUM
             CLUSTER                PASSED(1)     SUBSCRIBERS(2)     PENETRATION     UNITS(3)    PENETRATION
----------------------------------  ---------     --------------     -----------     -------     -----------
Nashville/Mid-Tennessee...........   507,497          325,703            64.2%       260,577         80.0%
Greenville/Spartanburg............   205,326          146,503            71.4%       122,894         83.9%
Knoxville/East Tennessee..........   135,183           97,947            72.5%        49,139         50.2%
                                     -------          -------                        -------
  Total...........................   848,006          570,153            67.2%       432,610         75.9%

---------------
(1) Homes passed refers to estimates by the Company of the approximate number of dwelling units in a particular community that can be connected to the cable network without any further extension of principal transmission lines. Such estimates are based upon a variety of sources, including billing records, house counts, city directories and other local sources.

(2) Basic subscribers are determined as the sum of all private residential subscribers being directly billed for basic cable services and total bulk and commercial equivalent units. Total bulk and commercial equivalent units for any month are computed as related cable revenue for such month divided by the predominant rate charged within the system for basic and expanded basic services.

(3) Premium service units represents the aggregate number of single premium channels subscribed for a monthly fee per channel. A basic subscriber may subscribe to more than one premium service.

     The following table provides operating data at year-end for each of the years in the four-year period ended December 31, 1995 and as of September 30, 1996 for the Company on a pro forma basis after giving effect to the Acquisitions.

                          PRO FORMA OPERATING DATA (1)

                                                     DECEMBER 31,
                                      -------------------------------------------     SEPTEMBER 30,
                                       1992       1993(2)      1994        1995           1996
                                      -------     -------     -------     -------     -------------
Homes Passed........................  668,159     756,081     789,878     823,097        848,006
Basic Subscribers...................  421,026     493,109     528,038     559,973        570,153
Basic Penetration...................     63.0%       65.2%       66.9%       68.0%          67.2%
Premium Service Units...............  270,491     341,537     404,557     433,732        432,610
Premium Penetration.................     64.2%       69.3%       76.6%       77.5%          75.9%

---------------
(1) The data for the Miscellaneous Acquisitions are unavailable for 1992 through 1994 and are therefore only included in 1995 and 1996. As of December 31, 1995 the approximate totals for these systems were 9,366 homes passed, 6,108 basic subscribers and 2,454 premium service units. As of September 30, 1996 the approximate totals were 9,488 homes passed, 5,860 basic subscribers and 2,780 premium service units.

(2) The 1993 Acquisitions represent an increase in basic subscribers of 47,300.

NASHVILLE/MID-TENNESSEE CLUSTER
                                     [MAP]

     Market Demographics. The Nashville Metropolitan Market is located within the nation's 33rd largest DMA and had a population of approximately 1,044,000 in 1995. The Nashville/Mid-Tennessee Cluster serves approximately 90.0% of the basic cable television subscribers in the seven contiguous counties (Robertson, Sumner, Wilson, Rutherford, Williamson, Cheatham and Davidson) that encompass Nashville and its suburbs (the "Nashville Metropolitan Market"). The Nashville/Mid-Tennessee Cluster also serves rural and suburban areas located in other counties in middle Tennessee, and an area of western Tennessee between Nashville and Memphis.

     The greater Nashville area is among the fastest growing metropolitan areas in the United States, with estimated household growth in its four largest counties of 5.0% in Williamson County, 4.7% in Rutherford County, 2.3% in Sumner County and 1.1% in Davidson County from 1990 to 1995 according to data obtained from Bill Communications and weighted by the number of subscribers in the county. Household growth for the cluster is projected to grow at a weighted average annual rate of 2.0% over the period from 1995 to 2000 compared to a national average of 1.1%. The construction of an interstate highway encircling Nashville has led to the expansion of the Nashville Metropolitan Market and fueled household growth. Further, the cluster's weighted average household EBI is projected to grow at an annual rate of 3.4% between 1994 and 1999, as compared to a national average of 3.0% over the same period. See "Demographic Data by Cluster" above. The Nashville Metropolitan Market has a diverse employment base, a low cost of living and a favorable business climate. The primary industries located in the Nashville Metropolitan Market include health care, entertainment (music and tourism), auto manufacturing, government, finance and education. In addition, Nashville's location at the convergence of several major interstate highways makes it one of the larger distribution and transportation hubs in the Southeast.

     Summary Operating Information. The following table provides operating data at year-end for each of the years in the four-year period ended December 31, 1995 and at September 30, 1996 for the Nashville/Mid-Tennessee Cluster.

                        NASHVILLE/MID-TENNESSEE CLUSTER
                           SUMMARY OPERATING DATA (1)

                                                     DECEMBER 31,
                                    -----------------------------------------------     SEPTEMBER 30,
                                      1992       1993(2)        1994         1995           1996
                                    --------     --------     --------     --------     -------------
Homes Passed......................   362,712      440,412      465,363      488,670         507,497
Basic Subscribers.................   212,490      274,459      295,920      319,788         325,703
Basic Penetration.................      58.6%        62.3%        63.6%        65.4%           64.2%
Premium Service Units.............   134,279      191,453      236,574      260,712         260,577
Premium Penetration...............      63.2%        69.8%        80.0%        81.5%           80.0%

---------------
(1) The data for the Miscellaneous Acquisitions are unavailable for 1992 through 1994 and are therefore only included in 1995 and 1996. As of December 31, 1995 the approximate totals for those systems located in the Nashville/Mid-Tennessee Cluster were 7,666 homes passed, 4,706 basic subscribers and 2,104 premium service units. As of September 30, 1996 the approximate totals were 7,750 homes passed, 4,342 basic subscribers and 2,404 premium service units.

(2) The 1993 Acquisitions represent an increase in basic subscribers of 45,892.

GREENVILLE/SPARTANBURG CLUSTER

                                     [MAP]

     Market Demographics. Located in the northwest corner of South Carolina and the northeast corner of Georgia, the Greenville/Spartanburg Cluster serves the Greenville/Spartanburg Metropolitan Market, which had a population of approximately 756,100 in 1995, and areas in northeast Georgia, which had a combined population of 614,000 in 1995. The Greenville/Spartanburg Metropolitan Market is located in the nation's 35th largest DMA and serves approximately 70.0% of the basic cable television subscribers in the five counties (Greenville, Spartanburg, Cherokee, Union and Pickens) that encompass the combined metropolitan area of Greenville/Spartanburg (the "Greenville/Spartanburg Metropolitan Market").

     The Greenville/Spartanburg Cluster has experienced household growth above the national average. The counties of Greenville and Spartanburg experienced combined annual household growth of 1.3% from 1990 to 1995, as compared to a national average of 0.7% during the same period according to data obtained from Bill Communications and weighted by the number of subscribers in the county. Household growth for the cluster is projected to grow at a weighted average annual rate of 1.6% over the period from 1995 to 2000 compared to a national average of 1.1%. The remainder of the cluster includes communities in northeast Georgia such as the towns of Gainesville, which is in Hall County and has the highest concentration of the Company's basic subscribers in northeast Georgia. Household growth in Hall County is estimated to have averaged 2.4% per annum from 1990 to 1995 according to data obtained from Bill Communications and weighted by the number of subscribers in the county. The Greenville/Spartanburg Metropolitan Market has experienced economic growth due to a low cost of living and favorable business climate. Further, the average household EBI is projected to grow at a weighted average annual rate of 3.3% between 1994 and 1999, as compared to a national average of 3.0% over the same period. See "Demographic Data by Cluster" above. Industries located in this area include textiles and light manufacturing.

     Summary Operating Information. The following table provides operating data at year-end for each of the years in the four-year period ended December 31, 1995 and at September 30, 1996 for the Greenville/Spartanburg Cluster.

                         GREENVILLE/SPARTANBURG CLUSTER
                             SUMMARY OPERATING DATA

                                                    DECEMBER 31,
                                     -------------------------------------------     SEPTEMBER 30,
                                      1992       1993(2)      1994        1995           1996
                                     -------     -------     -------     -------     -------------
Homes Passed.......................  189,694     194,933     198,444     201,738        205,326
Basic Subscribers..................  127,401     133,345     142,700     145,405        146,503
Basic Penetration..................     67.2%       68.4%       71.9%       72.1%          71.4%
Premium Service Units..............  105,154     113,949     123,231     124,188        122,894
Premium Penetration................     82.5%       85.5%       86.4%       85.4%          83.9%

KNOXVILLE/EAST TENNESSEE CLUSTER

                                     [MAP]

     Market Demographics. The Knoxville/East Tennessee Cluster serves approximately 52,821 basic subscribers in the suburbs of Knoxville, which include parts of Blount, Knox, Loudon and Sevier counties, and approximately 9,333 basic subscribers in rural areas west and south of Knoxville (the "Knoxville Metropolitan Market"). In addition, the cluster serves approximately 35,793 basic subscribers in the city of Kingsport and the surrounding Tri-Cities area (the cities of Kingsport, Johnson City and Bristol), which are located in Tennessee's fourth largest Metropolitan Statistical Area ("MSA") and had a population of approximately 450,000 in 1995.

     The Knoxville Metropolitan Market has experienced strong economic growth as a result of low unemployment and a pro-business environment. Recent household growth in the Knoxville/East Tennessee Cluster has averaged 1.6% per annum on a weighted average basis over the past five years compared to the national average of 0.7%. Household growth for the cluster is projected to grow at a weighted average annual rate of 1.9% over the period from 1995 to 2000 compared to a national average of 1.1% over the same period. The city of Kingsport and the surrounding Tri-Cities area have developed a strong economy with a low cost of living and industry centered around manufacturing. Further, the average household EBI is projected to grow at a weighted average annual rate of 3.4% as compared to a national average of 3.0% over the same period. See "Demographic Data by Cluster" above, Eastman Chemical is the largest employer in the area.

     Summary Operating Information. The following table presents operating data at year-end for each of the years in the four-year period ended December 31, 1995 and at September 30, 1996 for the Knoxville/East Tennessee Cluster.

                        KNOXVILLE/EAST TENNESSEE CLUSTER
                           SUMMARY OPERATING DATA (1)

                                                       DECEMBER 31,
                                        -------------------------------------------     SEPTEMBER 30,
                                         1992       1993(2)      1994        1995           1996
                                        -------     -------     -------     -------     -------------
Homes Passed..........................  115,753     120,736     126,071     132,689        135,183
Basic Subscribers.....................   81,135      85,305      89,418      94,780         97,947
Basic Penetration.....................     70.1%       70.7%       70.9%       71.4%          72.5%
Premium Service Units.................   31,058      36,135      44,752      48,832         49,139
Premium Penetration...................     38.3%       42.4%       50.1%       51.5%          50.2%

---------------
(1) The data for the Miscellaneous Acquisitions are unavailable for 1992 through 1994 and are therefore only included in 1995 and 1996. As of December 31, 1995 the approximate totals for those systems in the Knoxville/East Tennessee Cluster were 1,700 homes passed, 1,402 basic subscribers and 350 premium service units. As of September 30, 1996 the approximate totals were 1,738 homes passed, 1,518 basic subscribers and 376 premium service units.

UPGRADE STRATEGY AND CAPITAL EXPENDITURES

     Overview

     The Company plans to upgrade its cable television systems pursuant to its Capital Improvement Program, which is based in large part on TCI's specifications and which has already commenced in some of the Systems.

     The Capital Improvement Program is designed to (i) deploy fiber optic cable, (ii) consolidate and upgrade headends, (iii) increase the use of addressable technology, (iv) install two-way transmission capability and (v) introduce digital compression capability. Through 2001, the Company expects to spend approximately $230.1 million in additional capital on the Capital Improvement Program that it expects to finance with internally generated cash flow and working capital available from borrowings under the Bank Facility. See "Risk Factors -- Future Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pursuant to the Capital Improvement Program, the Company plans to upgrade the Systems and to continue certain upgrades already begun in the Greenville/Spartanburg System and the Viacom Nashville System. Since April 1995, TCI has been upgrading its cable television systems in the Greenville/Spartanburg area in accordance with the Capital Improvement Program. As a result of these efforts, cable plant serving, as of September 30, 1996, approximately 12.0% of the basic subscribers in the Greenville/Spartanburg Cluster have already been rebuilt to 750 MHz. In anticipation of the acquisition of the Viacom Nashville System, management has worked closely with Viacom since late 1994 to plan and implement the rebuild of that system to the Capital Improvement Program's specifications. As a result of these efforts, cable plant serving, as of September 30, 1996, approximately 34.3% of the basic subscribers in the Nashville/Mid-Tennessee Cluster has already been rebuilt to 750 MHz.

     The table below summarizes the Systems' existing technical profile.

                                                               CHANNEL CAPACITY AS A
                                 BASIC SUBSCRIBERS        PERCENTAGE OF BASIC SUBSCRIBERS           ADDRESSABLE
                                       AS OF         -----------------------------------------    CONVERTERS AS A
                                   SEPTEMBER 30,      30-53      54-61      62-81       82+        PERCENTAGE OF
           CLUSTER                     1996          CHANNELS   CHANNELS   CHANNELS   CHANNELS   BASIC SUBSCRIBERS
------------------------------   -----------------   --------   --------   --------   --------   -----------------
Nashville/Mid-Tennessee.......        325,703          62.7%       3.0%       0.0%        34.3%         35.9%
Greenville/Spartanburg........        146,503          45.1%      30.9%      12.0%        12.0%         80.9%
Knoxville/East Tennessee......         97,947           8.0%      92.0%       0.0%         0.0%         20.1%
                                       ------
  Total.......................        570,153          48.9%      25.3%       3.1%        22.7%         44.7%

     Upon completion of the Capital Improvement Program, the Company expects its technical profile to be as follows:

                                       BASIC                 CHANNEL CAPACITY AS A
                                    SUBSCRIBERS         PERCENTAGE OF BASIC SUBSCRIBERS           ADDRESSABLE
                                       AS OF       -----------------------------------------    CONVERTERS AS A
                                   SEPTEMBER 30,    30-53      54-61      62-81       82+        PERCENTAGE OF
             CLUSTER                   1996        CHANNELS   CHANNELS   CHANNELS   CHANNELS   BASIC SUBSCRIBERS
---------------------------------  -------------   --------   --------   --------   --------   -----------------
Nashville/Mid-Tennessee..........     325,703         0.0%      19.0%      10.9%      70.1%           69.0%
Greenville/Spartanburg...........     146,503         4.9%       0.0%       0.0%      95.1%           69.8%
Knoxville/East Tennessee.........      97,947         0.0%      13.6%      48.0%      38.4%           56.0%
                                       ------
  Total..........................     570,153         1.3%      13.1%      14.3%      71.3%           67.0%

     Upgrade Characteristics

     To make the most efficient use of its capital, the Company expects to use three different architectural profiles in implementing the Capital Improvement Program. Management prioritizes which of the Company's Systems to upgrade by considering (i) additional revenue potential, (ii) competition, (iii) cost effectiveness and (iv) requirements under franchise agreements. Set forth below are the general specifications for each of the three architecture types:

                                                     EXPECTED
                                                   PERCENTAGE OF                        POTENTIAL
                ARCHITECTURE TYPE                   SUBSCRIBERS       BANDWIDTH         NODE SIZE
-------------------------------------------------  -------------     -----------       -----------
Metro/Suburban...................................       71.3%        750 MHz......       500 Homes
Suburban.........................................       14.3%        550 MHz......     2,000 Homes
Rural............................................       14.4%        300-450 MHz..     2,000 Homes

     The Company expects to upgrade plant serving the majority of its subscribers using the metro/suburban or the suburban architectures. The Company's system architecture is scaleable in that the specifications of each architecture type are adaptable to the needs of each service area. Each architecture type is designed to be easily upgraded to the next level (i.e., systems being rebuilt at 550 MHz will be migratable to 750 MHz). All design and construction will support this architecture; however, the timing of the installation of various elements of the network will depend upon local market demand, economics, competition and other factors. This flexibility in the timing of upgrades will enable the Company to delay certain expenditures until revenue sources justify the capital outlay. Notwithstanding the size of the community or the type of architecture, the Capital Improvement Program is intended to:

     Deploy fiber optic cable to increase capacity, improve picture quality, enhance reliability, reduce maintenance costs and provide a platform for future services. Fiber optic cable makes it possible to divide a system into a number of discrete service areas, or "nodes." The nodes, which are expected to be fed signals by a direct fiber optic line from the headend, are designed to serve between 500 and 2,000 homes, depending on the population density of the area covered by that section of the system. This design is expected to make it immediately possible to (i) narrow-cast advertising and programming to specific groupings of subscribers, (ii) significantly reduce ongoing maintenance and repair expenses, as it reduces the number of active electronic devices, (iii) isolate the number of subscribers affected by most types of system malfunction or failure thus enhancing reliability and (iv) deliver data, interactive and voice services. The Company's extensive deployment of fiber optic cable is also expected to reduce system powering requirements. Additionally, the deployment of fiber optic cable will permit the reduction in the number of headends operated by the Company, resulting in a decrease in the Company's headend-related capital and maintenance expenditures.

     Consolidate and upgrade headends with backup power and remote network monitoring to increase system efficiency and reliability. Where feasible, neighboring systems are expected to be interconnected via fiber optic cable into a single, upgraded headend to help introduce addressable and digital technology. Refinements planned for all headends are designed to deliver high system reliability and improved operating efficiency.

Network monitoring is expected to make it possible to identify and correct many types of system malfunctions before they become evident to the subscriber.

     Increase use of addressable technology, which will broaden choices for subscribers. Addressable technology is widely available in the Greenville/Spartanburg System and the Viacom Nashville System. The Company intends to increase the number of addressable converters deployed in its systems. Addressable technology provides subscribers with the ability to purchase the monthly, daily or per-event programs they desire and eliminates the need to "roll a truck" when subscribers change their selection of optional services. Additional revenues are expected to be realized both from the rental of addressable converters and the sale of additional programming services. Addressable technology could also provide substantial improvement in securing signals from theft of service.

     Install two-way transmission capability for "impulse" pay-per-view, data, interactive and voice services. Cable television systems traditionally have been designed to transmit in a single direction from the headend. The Capital Improvement Program is expected to make two-way transmission possible throughout the Systems. Initially, it is expected that this capability will be used to provide "impulse" pay-per-view, which would permit a subscriber to order an event via a remote-control device. Trials of "impulse" pay-per-view services have increased the buy rates of these services. Currently, the Company's pay-per-view services must be ordered over the telephone. Two-way capability is also expected to support the introduction of data services, interactive services (such as games, advertising, information retrieval and home shopping) and voice services.

     Introduce the capability to carry digitally compressed signals, thus increasing channel capacity. Digital compression, which is expected to be commercially available within approximately 12 months, is expected to enable a system to carry four to ten times as many channels as it can today. For example, if an 8-to-1 digital compression system were employed, a system that can carry 30 analog channels today could carry up to 240 channels. There can be no assurance that the technology will be available in this time period or at all.

     New and Enhanced Services

     The Capital Improvement Program is expected to provide for, among other benefits, the immediate addition of channel capacity. This would enable the Company to offer additional programming variety to subscribers and provide the opportunity to garner increased revenue through numerous existing services as well as new services. Selected opportunities for revenue growth include: (i) offering additional services, which are technically possible but which the Company has been unable to provide because of channel constraints, including (a) a la carte programming offerings and the multiplexing of premium services, (b) additional pay-per-view selections and (c) additional channels dedicated to advertising, home shopping and infomercials; and (ii) the offering of other new services to the extent they become financially and technologically feasible, such as data, interactive and telephony services.

     A La Carte Programming and Multiplexing. The Company will seek to offer additional programming options to subscribers through a la carte premium services such as new product tier offerings and through the multiplexing of premium products. The Company expects the increased channel capacity resulting from the Capital Improvement Program to enable it to offer these additional premium selections, which management believes will increase pay penetration as well as pay revenue per month per subscriber.

     Pay-Per-View. The Company currently offers pay-per-view programming on a per-day or per-event basis. The services include feature movies, special events, sporting events and adult programming. The Systems' pay-per-view buy rates have been limited due to the lack of addressability and channel capacity. As the Company continues to upgrade its plant and to increase addressability, and as digital compression technology becomes available, the Company expects buy rates to increase. The Company will seek to offer a NVOD format where it offers the current top 10 video releases and starts each of them every 15 to 30 minutes, allowing a convenient viewing schedule for the subscriber.

     Advertising, Home Shopping and Infomercials. The Company expects to increase advertising revenue as a result of its geographic clustering of cable television systems, high penetration rates and favorable demographic profile. Furthermore, the increased diversity and ratings of cable programming should enhance the attractiveness of cable to potential advertisers. The consolidation of the systems in the Nashville/Mid-Tennessee Cluster eliminated the need for advertisers to contract with multiple cable operators in order to blanket the region and enabled the Company to deliver the entire market or any part of it to advertisers with one transaction. Through the use of digital ad insertion equipment, which the Company recently began to purchase, the Company would be able to sell time directed at specific audiences and update ad content more frequently. Furthermore, with expanded channel capacity the Company intends to offer additional channels dedicated to home shopping and infomercials.

     Data Services. As a broadband network, cable has the ability to deliver data at a rate 350 times faster than the rate currently available over telephone modem connections and 80 times faster than ISDN. Following completion of the Capital Improvement Program and installation of cable modems, the Company would be able to capitalize on this technology by providing, in addition to other services, high-speed Internet access through services such as @Home. @Home, a TCI joint venture that is unaffiliated with the Company, expects to utilize a Netscape browser to offer high-speed data service with superior graphics, original local content, audio/visual capability and rapid response times via a hybrid fiber/coaxial connection to personal computers. The Company could also benefit by targeting other data transmission applications, including local area networks ("LANs") that connect businesses, government offices, or schools with multiple outside locations. Potential LAN applications include the networking of a local hospital with its affiliated physicians and clinics, which would allow for near-instantaneous sharing of patient records. The Company expects new demand for high-speed Internet access to arise as many organizations begin offering multimedia applications with improved functionality and graphics.

     Interactive Services. Classified advertising, interactive shopping and video games (such as the SEGA Channel) offer other incremental revenue opportunities for the Company. Unlike the "classified channels" that are currently offered on some cable television systems, these services would also be interactive, thereby allowing the user to view information as desired. Relative to the print-based advertising (Yellow Pages and newspaper classified sections) with which this service would compete, cable delivery would allow the advertisers to make more frequent change of copy, to provide more detailed information and, potentially, to include still or live video. With two-way transmission capability, the Company would also be able to offer interactive shopping on shop-at-home channels allowing a subscriber to buy on impulse and explore only products of interest and interactive game channels allowing a subscriber to play video games against other subscribers in different locations.

     Telephony Services. Through the upgrade of its plant, management believes the Company will be positioned to become a provider of voice services. Applications in the field of telephony include residential toll bypass, shared tenant services and local telephony services. The Company is exploring opportunities to provide a wireline network platform for PCS operators.

COMPETITION

     Cable television systems face competition from other sources of news and entertainment such as newspapers, movie theaters, live sporting events, interactive computer programs and home video products, including videotape cassette recorders and alternative methods of receiving and distributing video programming. Competing sources of video programming include, but are not limited to, off-air broadcast television, DBS, MMDS, SMATV and, potentially, telephone companies. In addition, the federal government in recent years has sought and continues to seek ways in which to increase competition in the cable industry. See "Legislation and Regulation." The extent to which cable service is competitive depends upon the ability of the cable system to provide at least the same quantity and quality of programming at competitive prices and service levels as competitors.

     DBS. DBS involves the transmission of an encoded signal directly from a satellite to the home user. DBS provides video service using a relatively small dish located at each subscriber's premises. In 1994, two companies offering high-power DBS video service utilizing an 18-inch satellite receiver dish, DIRECTV, Inc. ("DIRECTV") and United States Satellite Broadcasting, began operations over DIRECTV's DBS satellites, and at present, together offer over 150 channels of programming to over 1.4 million households as of April 1996. PrimeStar Partners, L.P. ("PrimeStar"), which offers 70 channels of programming to over 1.1 million households as of April 1996, is a medium-power DBS service provider using larger (36-inch) satellite receiver dishes than high-power DBS providers. DIRECTV currently requires the consumer to purchase home dish equipment, while PrimeStar, which is owned primarily by a consortium of cable television operators (including TCI), leases its dishes to consumers. Both of these services provide the consumer with access to most satellite-delivered cable television programming, including premium channels, pay-per-view and national sporting events. Some of the services offered by DBS are not available through the Systems, including special events and packages of Major League Baseball, National Basketball Association, National Football League and National Hockey League games. The DBS systems use video compression technology to increase their channel capacity and are able to use 18-inch or 36-inch dish antennae to receive the satellite signals directly. Several companies including EchoStar Communications Corp. have begun, and a venture between MCI Telecommunications Corporation and The News Corporation Limited is scheduled to begin, offering high-power DBS services.

     DBS service similar to the Company's basic expanded service starts at approximately $30 per month nationally. Prices for DBS systems have fallen dramatically over the last year. A DBS satellite dish can be purchased for approximately $200 under promotional offers from certain DBS service providers. The Company is experiencing increased competition from DBS, although the product is still in early stages of implementation. While it is difficult to assess the magnitude of the impact that DBS will have on the Company's operations and revenues, there can be no assurance that it will not have a material adverse effect on the Company. See "Risk Factors -- Competition in the Cable Television Industry; Rapid Technological Change." Prior to the advent of the high- to medium-power satellite services, several satellite companies were offering and continue to offer low-power service (also known as direct to the home or DTH) requiring a much larger dish and higher upfront costs without many of the service offerings that currently exist on high- to medium-power systems (i.e., sports packages and pay-per-view).

     MMDS/Wireless Cable. Wireless program distribution services such as MMDS, commonly called wireless cable television systems, use low-power microwave frequencies to transmit video programming to subscribers. These systems typically offer 20 to 34 channels of programming, which may include local programming. Because MMDS is a first generation technology in its early stages of implementation, it is difficult to assess the magnitude of the impact MMDS will have on the cable industry or upon the Company's operations and revenue. See "Risk Factors -- Competition in the Cable Television Industry; Rapid Technological Change." Certain wireless cable companies may become more competitive as a result of recently announced transactions with certain telephone companies.

     SMATV. SMATV systems may also present potential competition for cable television operators. SMATV operators typically enter into exclusive agreements with apartment building owners or homeowners' associations to service condominiums, apartment complexes, hospitals, hotels, commercial complexes and other multiple dwelling units ("MDUs"). This often precludes franchised cable operators from serving residents of such private complexes. Due to widespread availability of reasonably priced earth stations, SMATV systems can offer many of the same satellite-delivered program services that are offered by franchised cable television systems.

     In most of the Company's markets there are few MDUs. Also, under the 1996 Act, the Company can engage in competitive pricing in response to pricing offered by SMATV systems. However, it is unclear, in particular because of a constantly changing regulatory environment, what the future impact of SMATV operators will be on the Company's operations and revenues. See "Risk
Factors -- Competition in the Cable Television Industry; Rapid Technological Change."

     Telephone Companies. Certain regional telephone operating companies and long distance telephone companies could become significant competitors in the future, as they have expressed an interest in becoming subscription television providers. Certain telephone companies have also received authorization to test-market video and other services to certain geographic areas using fiber optic cable and digital compression over existing telephone lines. In order to offer video service, however, in some cases telephone companies may be required to receive local regulatory approval (i.e., a franchise) similar to the approvals obtained by cable operators. See "Legislation and Regulation."

     The federal law that banned the cross-ownership of cable television and telephone companies in the same service area has been repealed so that potentially strong competitors, including telephone companies, which were previously subject to various restrictions against entering the cable television industry, may now provide cable television service in their service areas. The 1996 Act permits telephone companies to provide cable television service through cable television systems and open video systems ("OVS"), and by leasing capacity as common carriers to other cable television service providers. Telephone companies may also provide video programming over wireless cable television systems. Assuming telephone companies begin to provide programming and other services to their customers on a commercial basis, they have competitive advantages which include an existing relationship with substantially every household in their service areas, substantial financial resources, an existing infrastructure and the potential ability to subsidize the delivery of programming through their position as the sole source of telephone service to the home. Given the financial resources of the local telephone companies and the changing legislative and regulatory environment, it is expected that the local telephone companies will provide increased competition for the cable television industry, including the Systems which could have a material adverse effect on the Company. See "Risk
Factors -- Competition in Cable Television Industry; Rapid Technological Change" and "Legislation and Regulation -- Federal Regulatory Provisions -- Ownership."

     Overbuilds. Since the Systems generally operate under non-exclusive franchises, other operators may obtain franchises to build competing cable television systems. The 1992 Cable Act prohibits franchising authorities from unreasonably refusing to award additional franchises and permits the authorities to operate cable television systems themselves without franchises. Currently the Company is not aware of any material overbuild, or any pending applications for overbuilds, in any of its franchise areas. However, the Company is unable to predict whether any of the Systems will be subject to an overbuild by franchising authorities or other cable operators in the future, or what effect, if any, such an overbuild may have on the Company.

     Other Competition. Other new technologies, such as the proposed Local Multipoint Distribution Service, may become competitive with services that cable communications systems can offer. In addition, with respect to non-video services, the FCC has authorized television broadcast stations to transmit, in subscriber frequencies, text and graphic information useful both to consumers and to businesses. The FCC also permits commercial and non-commercial FM stations to use their subcarrier frequencies to provide non-broadcast services, including data transmissions. The FCC recently established an over-the-air interactive video and data service that will permit two-way interaction with commercial and educational programming, along with informational and data services. Telephone companies and other common carriers also provide facilities for the transmission and distribution of data and other non-video services. Additionally, the 1996 Act permits registered public utility holding companies, subject to regulatory approval, to diversify into telecommunications, information services and related services through a single-purpose subsidiary. Such utilities have substantial resources and could pose substantial competition to the cable industry. Prior to the passage of the 1996 Act, utility holding companies were required to obtain approval from the SEC before entering into any telecommunication business ventures.

     Technological advances and changes in the legislative and regulatory environment have made it very difficult to predict the effect that ongoing and future developments may have on the cable television industry in general or on the Company in particular. While the Company's upgrade strategy is intended to enhance its ability to respond effectively to competition, there can be no assurance that the Company will be successful in meeting competition.

FRANCHISES

     Cable television systems are generally constructed and operated under non-exclusive franchises granted by local governmental authorities. These typically contain many conditions, such as time limitations on commencement and completion of construction; conditions of service, including number of channels, broad categories of programming, and provision of free service to schools and certain other public institutions; and maintenance of insurance and indemnity bonds. Certain provisions of local franchises are subject to federal regulation under both the Cable Communications Policy Act of 1984 (the "1984 Cable Act"), the 1992 Cable Act and the 1996 Act. See "Legislation and Regulation."

     As of September 30, 1996, the Systems held 177 franchises. These franchises, all of which are non-exclusive, provide for the payment of fees to the issuing authority. Annual franchise fees imposed on the Systems range up to 5.0% of the gross revenues generated by the system. The 1984 Cable Act prohibits franchising authorities from imposing franchise fees in excess of 5.0% of gross revenues and also permits the cable operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances.

     As of September 30, 1996, twenty-one franchises relating to approximately 16,944 of the Systems' basic subscribers have expired or are scheduled to expire prior to December 31, 1996. The terms of these franchises require the Company to negotiate the renewals of such franchises with the local franchising authorities, and all twenty-one franchises are currently in informal renewal negotiations. In connection with a renewal of a franchise, the franchising authority may require the Company to comply with different conditions with respect to franchise fees, channel capacity and other matters, which conditions could increase the Company's cost of doing business. Although management believes that it generally will be able to negotiate renewals of its franchises, there can be no assurance that the Company will be able to do so and the Company cannot predict the impact of any new or different conditions that might be imposed by franchising authorities in connection with such renewals. See "Risk Factors -- Expiration of Franchises."

     The table below categorizes the Systems' franchises by date of expiration and presents the approximate number of franchises held and the corresponding percentage of subscribers subject to the franchises as of September 30, 1996.

                                                                                    PERCENTAGE
                                                                     NUMBER OF       OF TOTAL
                     YEAR OF FRANCHISE EXPIRATION                    FRANCHISES     SUBSCRIBERS
    ---------------------------------------------------------------  ----------     -----------
    Prior to 1997..................................................       21             3.0%
    1997-2001......................................................       50            25.0%
    2002 and after.................................................      106            72.0%
                                                                         ---           -----
              Total................................................      177           100.0%
                                                                         ===           =====

PROPERTIES

     The Company's principal physical assets consist of cable television operating plant and equipment, including signal receiving, encoding and decoding devices, headends and distribution systems and customer drop equipment for each of its cable television systems. The Company's cable distribution plant and related equipment generally are attached to utility poles under pole rental agreements with local public utilities and telephone companies, and in certain locations are buried in underground ducts or trenches.

     The Company owns or leases real property for signal reception sites and business offices in many of the communities served by the Systems and for its principal operating offices in Nashville, Tennessee and San Francisco, California. The Company owns all of its service vehicles.

     Management believes that its properties are in good operating condition and are suitable and adequate for the Company's business operations.

LEGAL PROCEEDINGS

     There are no material legal proceedings to which the Company is a party or to which the Company's properties are subject. The Company knows of no threatened or pending material legal action against it or its properties.

EMPLOYEES

     The Company has approximately 1,016 full-time employees. The Company considers its relationship with its current employees to be good.

                           LEGISLATION AND REGULATION

     The cable television industry is regulated at the federal level through a combination of federal legislation and FCC regulations, by some state governments and by substantially all local government franchising authorities. Various legislative and regulatory proposals under consideration from time to time by the Congress and various federal agencies have in the past, and may in the future, materially affect the Company and the cable television industry. Additionally, many aspects of regulation at the federal, state and local level are currently subject to judicial review or are the subject of administrative or legislative proposals to modify, repeal or adopt new laws and administrative regulations and policies. The following is a summary of significant federal laws and regulations affecting the growth and operation of the cable television industry and a description of certain state and local laws.

FEDERAL STATUTORY LAW

THE TELECOMMUNICATIONS ACT OF 1996

     On February 1, 1996, Congress passed the Telecommunications Act of 1996 ("1996 Act"), which was signed into law by the President on February 8, 1996. The 1996 Act substantially revises the Communications Act of 1934, as amended, including the Cable Communications Policy Act of 1984 ("1984 Cable Act") and the Cable Television Consumer Protection and Competition Act of 1992 ("1992 Cable Act") under which the cable industry is regulated. The FCC is required to conduct and currently is conducting various rulemaking proceedings to implement the provisions of the 1996 Act.

     The 1996 Act has been described as one of the most significant changes in communications regulation since the original Communications Act of 1934. The 1996 Act modifies various rate regulation provisions of the 1992 Cable Act. Generally, under the 1996 Act, customer programming service ("CPS") tier rates are deregulated on March 31, 1999. Upon enactment, the CPS rates charged by small cable operators are deregulated in systems serving 50,000 or fewer basic subscribers. The 1996 Act allows cable operators to aggregate equipment costs into broad categories, such as converter boxes, regardless of the varying levels of functionality of the equipment within each such broad category, on a franchise, system, regional, or company level. The statutory changes also facilitate the rationalizing of equipment rates across jurisdictional boundaries. These favorable cost-aggregation rules do not apply to the limited equipment used by basic service-only subscribers.

     The 1996 Act is intended, in part, to promote substantial competition in the marketplace for telephone local exchange service and in the delivery of video and other services and permits cable television operators to enter the local telephone exchange market. The Company's ability to competitively offer telephone services may be adversely affected by the degree and form of regulatory flexibility afforded to local telephone companies (also known as local exchange carriers or "LECs"), and in part, will depend upon the outcome of various FCC rulemakings, including the current proceeding dealing with the interconnection obligations of telecommunications carriers. The FCC recently adopted a national framework for interconnection but left to the individual states the task of implementing the FCC's rules. Although the FCC's interconnection order is intended to benefit new entrants in the local exchange market, it is uncertain how effective its order will be until the FCC completes all of its rulemaking proceedings under the 1996 Act and state regulators begin to implement the FCC's regulations. The 1996 Act also repeals the cable television/telephone cross-ownership ban adopted in the 1984 Cable Act and permits LECs and other service providers to provide video programming.

     The most far-reaching changes in communications businesses will result from the telephony provisions of the 1996 Act. These provisions promote local exchange competition as a national policy by eliminating legal barriers to competition in the local telephone business and setting standards to govern the relationships among telecommunications providers, establishing uniform requirements and standards for entry, competitive carrier interconnection and unbundling of LEC monopoly services. The statute expressly preempts any legal barriers to competition under state and local laws. Many of these barriers have been lifted by state actions over the last few years, but the 1996 Act completes the task. The 1996 Act also establishes new requirements to maintain and enhance universal telephone service and new obligations for telecommunications providers to maintain the privacy of customer information.

     Under the 1996 Act, LECs may provide video service as cable operators or through OVS, a regulatory regime that may give them more flexibility than traditional cable systems. The FCC has determined that a cable operator may operate an OVS only if it is subject to effective competition within its franchise area and this determination has been appealed; but, an operator that elects to operate an OVS continues to be subject to the terms of any current franchise or other contractual agreements. The 1996 Act eliminates the requirement that telephone companies file Section 214 applications with the FCC before providing video service. This will limit the ability of cable operators to challenge telephone company entry into the video market. With certain exceptions, the 1996 Act also restricts buying out incumbent cable operators in the LEC's service area.

     Other parts of the 1996 Act also will affect cable operators. The 1996 Act directs the FCC to revise the current pole attachment rate formula. This will result in an increase in the rates paid by entities, including cable operators, that provide telecommunication services. (Cable operators that provide only cable services are unaffected.) Under the V-chip provisions of the 1996 Act, cable operators and other video providers are required to carry any program rating information that programmers include in video signals. Cable operators also are subject to new scrambling requirements for sexually explicit programming. In addition, cable operators that provide Internet access or other online services are subject to new indecency limitations. Legal proceedings have been instituted which challenge these scrambling requirements and indecency limitations.

     These decisions preliminarily have been held invalid on constitutional grounds but are subject to Supreme Court review.

     Under the 1996 Act, a franchising authority may not require a cable operator to provide telecommunications services or facilities, other than an institutional network, as a condition to a grant, renewal, or transfer of a cable franchise, and franchising authorities are preempted from regulating telecommunications services provided by cable operators and from requiring cable operators to obtain a franchise to provide such services. The 1996 Act also repeals the 1992 Cable Act's anti-trafficking provision which generally required the holding of cable television systems for three years.

     It is premature to predict the effect of the 1996 Act on the cable industry in general or the Company in particular. The FCC is undertaking numerous rulemaking proceedings to interpret and implement the 1996 Act. It is not possible at this time to predict the outcome of those proceedings or their effect on the cable television industry or the Company.

FEDERAL REGULATION

     In addition to the 1996 Act, the cable industry is regulated under the 1984 Cable Act, the 1992 Cable Act and the regulations implementing these statutes. The FCC has promulgated regulations covering such areas as the registration of cable television systems, cross-ownership of cable television systems and other communications businesses, carriage of television broadcast programming, consumer protection and customer service standards and lockbox availability, origination cablecasting and sponsorship identification, limitations on commercial advertising in children's programming, the regulation of basic cable and cable programming service and equipment rates in cable service areas not subject to effective competition, signal leakage and frequency use, technical performance, maintenance of various records, equal employment opportunity, antenna structure notification, marking and lighting, and program exclusivity. Additionally, cable operators periodically are required to file various informational reports with the FCC. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. State or local franchising authorities, as applicable, also have the right to enforce various regulations, impose fines or sanctions, issue orders or seek revocation subject to the limitations imposed upon such franchising authorities by federal, state and local laws and regulations.

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CABLE COMMUNICATIONS POLICY ACT OF 1984

     On December 29, 1984, the 1984 Cable Act, which amended the Communications Act of 1934, took effect (as so amended, the "Communications Act"). This legislation imposed uniform national regulations on cable television systems and franchising authorities. Among other things, the legislation regulated the provision of cable television service pursuant to a franchise, specified those circumstances under which a cable television operator may modify its franchise, established franchise renewal procedures, and established a 5.0% maximum franchise fee payable by cable television operators to franchising authorities.

     The law prescribes a standard of privacy protection for cable subscribers, and imposes equal employment opportunity requirements on the cable television industry. Franchising authorities are granted authority to establish requirements in new franchises and upon the renewal of existing franchises for the designation and use of public, educational and governmental access channels. Franchising authorities are empowered to establish requirements for cable-related facilities and equipment, which may include requirements that relate to channel capacity, system configuration and other facility or equipment requirements related to the establishment and operation of a cable television system.

CABLE TELEVISION CONSUMER PROTECTION AND COMPETITION ACT OF 1992

     On October 5, 1992, Congress enacted the 1992 Cable Act. The 1992 Cable Act amends the 1984 Cable Act in many respects. The 1992 Cable Act allows for a greater degree of regulation of the cable industry with respect to, among other things: (i) cable system rates for both basic and cable programming services and equipment; (ii) programming access terms and conditions and exclusivity arrangements including volume discounts available to larger cable operators;
(iii) access to cable channels by unaffiliated programming services; (iv) leased access terms and conditions; (v) horizontal and vertical ownership of cable systems; (vi) customer service standards; (vii) franchise renewals; (viii) television broadcast signal carriage ("must carry") and retransmission consent;
(ix) technical standards; (x) customer privacy; (xi) cable equipment compatibility; (xii) home wiring requirements; and (xiii) obscene or indecent programming. Additionally, the 1992 Cable Act seeks to encourage competition with existing cable television systems by: (i) allowing municipalities to own and operate their own cable television systems without having to obtain a franchise; (ii) preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area; and (iii) prohibiting the common ownership of co-located MMDS or SMATV systems. The 1992 Cable Act also includes an "anti-buy-through prohibition" which prohibits cable systems that have addressable technology and addressable converters in place from requiring cable subscribers to purchase service tiers above basic as a condition to purchasing premium movie channels. Cable systems which are not addressable are allowed a 10-year phase-in period to comply. Management believes that compliance with a number of provisions in this legislation relating to, among other things, rate regulation, has had, and will most likely continue to have, a significant negative impact on the cable television industry and on the Company's business.

     Various cable operators and other parties have filed actions in the United States District Court for the District of Columbia (the "D.C. District Court") challenging the constitutionality of several sections of the 1992 Cable Act. A three-judge panel of the D.C. District Court granted summary judgment for the government upholding the constitutional validity of the must-carry provisions of the 1992 Cable Act. That decision was appealed directly to the United States Supreme Court (the "Supreme Court"), which remanded the case to the D.C. District Court for further proceedings. On December 12, 1995, the three judges of the D.C. District Court again upheld the must-carry rules' constitutional validity. Pending the Supreme Court's final review of the constitutionality of the must-carry rules, such rules continue in force.

     On September 4, 1996, the United States Court of Appeals for the District of Columbia (the "D.C. Appeals Court") upheld the constitutionality of several provisions of the 1984 and 1992 Cable Acts against a First Amendment constitutional challenge in a case that has been pending since 1993. The Court affirmed a lower court decision upholding the constitutionality of the federal statutory provisions authorizing (i) public, educational and governmental access channels, (ii) commercial leased access channels, (iii) rate regulation, (iv) liability for operators carrying obscene programming on access channels, and (v) municipal immunity

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from damage claims; and it reversed the lower court's determination that the federal statutory provisions authorizing (i) advance subscriber notice for certain free premium channel previews and associated blocking requirements and
(ii) direct broadcast satellite channel set-aside requirements were unconstitutional. The Court deferred a ruling on the constitutional challenge to statutory requirements mandating program access and system ownership restrictions and determined that it will consider the validity of these provisions in a separate case involving a challenge to the FCC's regulations implementing these statutory provisions. The 1992 Act also includes three provisions addressing "indecent" programming on access channels -- two of which were recently held unconstitutional in a decision by the Supreme Court. The decision gives cable operators discretion to prohibit the provision of indecent programming on commercial leased access channels, but not on public access channels. An operator may prohibit or restrict indecent programming only to the extent consistent with a written and published policy.

     D.C. Appeals Court recently upheld the FCC's rate regulations implemented pursuant to the 1992 Cable Act, but ruled that the FCC impermissibly failed to permit cable operators to adjust rates for certain cost increases incurred during the period between the 1992 Cable Act's passage and the initial date of rate regulation. The Supreme Court has declined to review the decision, and the FCC has not yet implemented the appeals court's ruling.

     Although regulation under the 1992 Cable Act has been detrimental to the Company, it is still not possible to predict the 1992 Cable Act's full impact on the Company. Its impact will be dependent, among other factors, on the continuing interpretation to be afforded by the FCC and the courts to the statute and the implementing regulations, as well as the actions of the Company in response thereto. The Company expects to continue to sustain higher operating costs in order to administer the additional regulatory burdens imposed by the 1992 Cable Act.

FEDERAL REGULATORY PROVISIONS

     Rate Regulation. The 1992 Cable Act substantially changed the rate regulation standards contained in the 1984 Cable Act and corresponding FCC regulations. Effective September 1, 1993, rate regulation was instituted for certain cable television services and equipment in communities that are not subject to effective competition as defined in the legislation. "Effective competition" is defined by the 1992 Cable Act to exist only where (i) fewer than 30% of the households in the franchise area subscribe to a cable service; or
(ii) at least 50% of the homes in the franchise area are passed by at least two unaffiliated multichannel video programming distributors where the penetration of at least one distributor other than the largest exceeds 15%; or (iii) a multichannel video programming distributor operated by the franchising authority for that area passes at least 50% of the homes in the franchise area. Under the 1992 Cable Act virtually all cable television systems not subject to effective competition are subject to rate regulation for basic service by local authorities under the oversight of the FCC, which has prescribed guidelines and criteria for such rate regulation. A local franchising authority seeking to regulate basic service rates must certify to the FCC, among other matters, that it has adopted regulations consistent with the FCC's rate regulation guidelines and criteria. The 1992 Cable Act also requires the FCC to resolve complaints about rates for CPS (i.e., rates other than for programming offered on the basic service tier or on a per channel or per program basis) and to reduce any such rates found to be unreasonable. The 1992 Cable Act eliminates the automatic 5.0% annual basic service rate increase permitted by the 1984 Cable Act without local approval.

     In April 1993, the FCC adopted regulations governing the regulation of rates for basic tier and cable programming tier services and equipment. The regulations became effective on September 1, 1993. Cable operators may elect to justify regulated rates for both tiers of service under either a benchmark or cost-of-service methodology regulatory scheme. Except for those operators that filed cost-of-service showings, cable operators with rates that were above September 30, 1992 benchmark levels generally reduced those rates to the benchmark level or by 10.0%, whichever was less, adjusted forward for inflation. Cable operators that have not adjusted rates to permitted levels could be subject to refund liability including applicable interest.

     In February 1994, the FCC revised its benchmark regulations. Effective May 1994, cable television systems not seeking to justify rates with a cost-of-service showing were to reduce rates up to 17.0% of the rates

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in effect on September 30, 1992, adjusted for inflation, channel adjustments and changes in equipment and programming costs. Under certain conditions systems were permitted to defer these rate adjustments until July 14, 1994. Further rate reductions for cable systems whose rates were below the revised benchmark levels, as well as reductions that would require operators to reduce rates below benchmark levels in order to achieve a 17.0% rate reduction, were held in abeyance pending completion of cable system cost studies. Based on its cost studies, the FCC could decide to defer permanently any further rate reductions, or require the additional 7.0% rate roll back for some or all of these systems. The FCC also adopted a cost of service rate form to permit operators to recover the costs of upgrading their plant.

     The Company elected the benchmark or cost-of-service methodologies to justify its basic and CPS tier rates in effect prior to May 15, 1994, but relied primarily upon the cost-of-service methodology to justify regulated service rates in effect after May 14, 1994. The FCC recently released a series of orders in which it found the Company's rates in a significant majority of cases to be reasonable, but several cost of service cases are still pending before the FCC. These include a number of cases in which several local franchising authorities, with the Company's concurrence, have requested that the FCC review the Company's rate justifications. Although the Company generally believes that its rates are justified under the FCC's benchmark or cost-of-service methodologies, it cannot predict the ultimate resolution of these remaining cases.

     In November 1994, the FCC also revised its regulations governing rate adjustments due to channel changes and additions. Commencing on January 1, 1995, and continuing through December 31, 1996, cable operators may charge basic subscribers up to $.20 per channel for channels added after May 14, 1994. Adjustments to monthly rates are capped at $1.20 plus an additional $.30 to cover programming license fees for those channels. In 1997, cable operators may increase rates by $.20 for one additional channel. Rates may also increase in the third year to cover any additional costs for the programming for any of the channels added during the entire three-year period. Cable operators electing to use the $.20 per channel adjustment may not also take a 7.5% mark-up on programming cost increases that is otherwise permitted under the FCC's regulations. The FCC has requested further comment on whether cable operators should continue to receive the 7.5% mark-up on increases in license fees for existing programming services.

     Additionally, the FCC will permit cable operators to exercise their discretion in setting rates for New Product Tiers ("NPTs") containing new programming services, so long as, among other conditions, the channels that are subject to rate regulation are priced in conformance with applicable regulations and cable operators do not remove programming services from existing rate-regulated service tiers and offer them on the NPT.

     In September 1995, the FCC authorized a new, alternative method of implementing rate adjustments which will allow cable operators to increase rates for programming annually on the basis of projected increases in external costs (inflation, costs for programming, franchise-related obligations, and changes in the number of regulated channels) rather than on the basis of cost increases incurred in the preceding quarter. Cable operators that elect not to recover all of their accrued external costs and inflation pass-throughs each year may recover them (with interest) in the subsequent year.

     In December 1995, the FCC adopted final cost-of-service rate regulations requiring, among other things, cable operators to exclude 34.0% of system acquisition costs related to intangible and tangible assets used to provide regulated services. The FCC also reaffirmed the industry-wide 11.25% after tax rate of return on an operator's allowable rate base, but initiated a further rulemaking in which it proposes to use an operator's actual debt cost and capital structure to determine an operator's cost of capital or rate of return. After a rate has been set pursuant to a cost-of-service showing, rate increases for regulated services are indexed for inflation, and operators are permitted to increase rates in response to increases in costs including increases in programming, retransmission, franchise, copyright and FCC user fees and increases in cable specific taxes and franchise related costs.

     The 1996 Act amends the rate regulation provisions of the 1992 Cable Act. The FCC has issued interim regulations implementing these amendments and has requested comments on its proposed final regulations. Regulation of basic cable service continues in effect until a cable television system becomes subject to effective competition. In addition to the existing definition of effective competition, a new effective

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competition test permits deregulation of both basic and CPS tier rates where a telephone company offers cable service by any means (other than direct-to-home satellite services) provided that such service is comparable to the services provided in the franchise area by the unaffiliated cable operator. CPS rates will be deregulated in all franchise areas on March 31, 1999. The 1996 Act deregulated CPS rates of small cable operators where a small cable operator serves 50,000 or fewer subscribers. A small cable operator is defined as a cable operator that serves fewer than 1.0% of all subscribers and is not affiliated with any entities whose gross annual revenues in the aggregate exceed $250.0 million. Subscribers are no longer permitted to file programming service complaints with the FCC, and complaints may only be brought by a franchising authority if, within 90 days after a rate increase becomes effective, it receives more than one subscriber complaint. The FCC is required to act on such complaints within 90 days. The uniform rate provision of the 1992 Cable Act is amended to exempt bulk discounts to multiple dwelling units so long as a cable operator that is not subject to effective competition does not charge predatory prices to a multiple dwelling unit.

     Carriage of Broadcast Television Signals -- Must Carry/Retransmission Consent. The 1992 Cable Act contained new signal carriage requirements. The FCC's regulations implementing these provisions allow commercial television broadcast stations which are "local" to a cable system, i.e., the system is located in the station's Area of Dominant Influence ("ADI"), to elect every three years whether to require the cable system to carry the station, subject to certain exceptions, or whether the cable system will have to negotiate for "retransmission consent" to carry the station. The first such election by local broadcast stations was made on June 17, 1993 and the second election must be made by October 6, 1996. Local noncommercial television stations are also given mandatory carriage rights, subject to certain exceptions, but are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable systems are required to obtain retransmission consent for the carriage of all "distant" commercial broadcast stations (except for certain "superstations," i.e., commercial satellite-delivered independent stations such as WTBS), commercial radio stations and certain low powered television stations carried by such cable systems after October 5, 1993. Generally, a cable operator is required to dedicate up to one-third of its activated channel capacity for the carriage of commercial television broadcast stations, as well as additional channels for non-commercial television broadcast stations. The Company currently carries all broadcast stations pursuant to the FCC's must-carry rules and has obtained permission from all broadcasters who elected retransmission consent. The Company has not been required to pay cash compensation to broadcasters for retransmission consent or been required by broadcasters to remove broadcast stations from cable television channel lineups. The Company has, however, agreed to carry some services (e.g. ESPN 2, Home & Garden TV, America's Talking and fX) in specified markets pursuant to retransmission consent arrangements for which it will pay monthly fees to the service providers (as it does with other satellite delivered services).

     Franchise Fees and Franchise Imposed Requirements. Although franchising authorities may impose franchise fees under the 1984 Cable Act, such payments cannot exceed 5.0% of a cable television system's annual gross revenues. In those franchise areas in which franchise fees are required, the Company typically pays franchise fees ranging between 3.0% to the maximum of 5.0% of gross revenues. Franchising authorities are also empowered in awarding new franchises or renewing existing franchises to require cable operators to provide cable-related facilities and equipment and to enforce compliance with voluntary commitments. In the case of franchises in effect prior to the effective date of the 1984 Cable Act, franchising authorities may enforce requirements contained in the franchise relating to facilities, equipment and services, whether or not cable-related. Under the 1992 Cable Act, cable operators are permitted to itemize the franchise fee and any costs pertaining to franchise-imposed requirements on a subscriber's bill and may pass through such costs to subscribers.

     Franchise Procedures and Renewal. The 1984 Cable Act established renewal procedures, standards and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. While these formal procedures are not mandatory unless timely invoked by either the cable operator or the franchising authority, they do provide substantial protection to incumbent franchisees. Even after the formal renewal procedures are invoked, franchising authorities and cable operators remain free to negotiate a renewal outside the formal process. In addition to other criteria, the 1984 Cable Act requires that franchising authorities consider a franchisee's past performance and renewal proposal on their own merits in light of community needs and

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without comparison to competing applicants. In the franchise renewal process, a franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements. The 1992 Cable Act made several procedural changes to the process under which a cable operator seeks to enforce its renewal right, including permitting franchising authorities to consider the "level" of programming service provided by a cable operator in deciding whether to renew, and proscribing a court's ability to reverse a denial of renewal based on procedural violations found to be "harmless error."

     Historically, franchises have been renewed for cable operators that have provided satisfactory services and have complied with the terms of their franchises. Nevertheless, under the 1992 Cable Act, cable operators are now subject to minimum customer service and technical performance standards adopted by the FCC. In addition, franchising authorities may establish or enforce customer service requirements that are more stringent than those adopted by the FCC. Management believes that it has generally met the terms of its franchises and has provided quality levels of service, and it anticipates that its future franchise renewal prospects generally will be favorable. Although the 1992 Cable Act may subject the Company to increased scrutiny by franchising authorities during the remaining terms of the franchises, historically the Company has never had a franchise revoked or failed to have a franchise renewed. There can be no assurance, however, that this will continue to be the case. See "-- State and Local Regulation."

     Designated Channels. In addition to the obligation to set aside certain channels for public, educational and governmental access programming, the 1984 Cable Act also requires a cable television system with 36 or more channels to designate a portion of its channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator. As required by the 1992 Cable Act, the FCC has adopted rules regulating the maximum reasonable rate a cable operator may charge for commercial use of the designated channel capacity and the terms and conditions for commercial use of such channels. The FCC currently has these rules under reconsideration.

     Ownership. Prior to the enactment of the 1996 Act, the FCC rules and federal law generally prohibited the direct or indirect common ownership, operation, control or interest in a cable television system, on the one hand, and a local television broadcast station whose television signal (predicted grade B contour as defined under FCC regulations) reaches any portion of the community served by the cable television system, on the other hand. For purposes of the cross-ownership rules, "control" of licensee companies is attributed to all 5.0% or greater stockholders, except for mutual funds, banks and insurance companies which may own less than 10.0% without attribution of control. The FCC has requested comment as to whether to raise the attribution criteria from 5.0% to 10.0% and for passive investors from 10.0% to 20.0%, and whether it should exempt from attribution certain widely held limited partnership interests where each individual interest represents an insignificant percentage of total partnership equity. The 1996 Act eliminates the statutory ban on the crossownership of a cable system and a television station, and permits the FCC to amend or revise its own regulations regarding the cross-ownership ban. The FCC recently lifted its ban on the cross-ownership of cable television systems by broadcast networks and revised its regulations to permit broadcast networks to acquire cable television systems serving up to 10.0% of the homes passed in the nation, and up to 50.0% of the homes passed in a local market. The local limit would not apply in cases where the network-owned cable system competes with another cable operator.

     Finally, in order to encourage competition in the provision of video programming, the FCC adopted a rule in 1993 prohibiting the common ownership, affiliation, control or interest in cable television systems and MMDS facilities having overlapping service areas, except in very limited circumstances. The 1992 Cable Act also codified this restriction and extended it to co-located SMATV systems, except that a cable system may acquire a co-located SMATV system if it provides cable service to the SMATV system in accordance with the terms of its cable television franchise. Permitted arrangements in effect as of October 5, 1992 were grandfathered. The 1992 Cable Act permits states or local franchising authorities to adopt certain additional restrictions on the transfer of ownership of cable television systems. The 1996 Act amended the MMDS/SMATV co-ownership ban to permit co-ownership of MMDS or SMATV systems and cable television systems in areas where the cable operator is subject to effective competition.

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     The cross-ownership prohibitions would preclude investors from holding ownership interests in the Company if they simultaneously served as officers or directors of, or held an attributable ownership interest in, these other businesses, and would also preclude the Company from acquiring a cable television system when the Company's officers or directors served as officers or directors of, or held an attributable ownership in, these other businesses which were located within the same area as the cable system which was to be acquired.

     The 1996 Act generally restricts common carriers from holding greater than a 10.0% financial interest or any management interest in cable operators which provide cable service within the carrier's telephone exchange service area or from entering joint ventures or partnerships with cable operators in the same market subject to four general exceptions which include population density and competitive market tests. The FCC may waive the buyout restrictions if it determines that, because of the nature of the market served by the cable television system or the telephone exchange facilities, the cable operator or LEC would be subject to undue economic distress by enforcement of the restrictions, the system or LEC facilities would not be economically viable if the provisions were enforced, the anticompetitive effects of the proposed transaction clearly would be outweighed by the public interest in serving the community, and the local franchising authority approves the waiver.

     Pursuant to the 1992 Cable Act, the FCC has imposed limits on the number of cable television systems which a single cable operator may own. In general, no cable operator may hold an attributable interest in cable television systems which pass more than 30.0% of all homes nationwide. Attributable interests for these purposes include voting interests of 5.0% or more (unless there is another single holder of more than 50.0% of the voting stock), officerships, directorships and general partnership interests. The FCC also has adopted rules which limit the number of channels on a cable television system that can be occupied by programming in which the entity that owns the cable system has an attributable interest. The limit is 40.0% of all activated channels.

     Federal cross-ownership restrictions have previously limited entry into the cable television business by potentially strong competitors such as telephone companies. The 1996 Act repeals the cross-ownership ban and provides that telephone companies may operate cable television systems within their own service areas.

     All the Bell Operating Companies (except Southwestern Bell) and most of the major independent telephone companies initially requested authority from the FCC to provide video dialtone service in certain portions of their service areas, but generally these companies have postponed or withdrawn their video dialtone proposals. The 1996 Act repeals the FCC's video dialtone rules, but does not require the termination of any video dialtone system that the FCC had approved prior to the enactment of the 1996 Act. However, such a video dialtone provider must elect whether to provide video service as a cable operator, an OVS operator, or a common carrier.

     The 1996 Act will enable telephone companies to provide video programming services as common carriers, cable operators or OVS operators. If OVS systems become widespread in the future, cable television systems could be placed at a competitive disadvantage because, unlike OVS operators, cable television systems are required to obtain local franchises to provide cable television service and must comply with a variety of obligations under such franchises. Under the 1996 Act, common carriers leasing capacity for the provision of video programming services over cable systems or OVS operators are not bound by the interconnection obligations of Title II of the Communications Act of 1934, as amended, which otherwise would require the carrier to make capacity available on a nondiscriminatory basis to any other person for the provision of cable service directly to subscribers. Additionally, under the 1996 Act, common carriers providing video programming are not required to obtain a Section 214 certification to establish or operate a video programming delivery system.

     Common carriers that qualify as OVS operators are exempt from many of the regulatory obligations that currently apply to cable operators. However, certain restrictions and requirements that apply to cable operators will still be applicable to OVS operations. Common carriers that elect to provide video services over an OVS may do so upon obtaining certification by the FCC. The 1996 Act requires the FCC to adopt rules governing the manner in which OVS operators provide video programming services. Among other requirements, the 1996 Act prohibits OVS operators from discriminating in the provision of video programming services and

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requires OVS operators to limit carriage of video services selected by the OVS operator to one-third of the OVS's capacity. OVS operators must also comply with the FCC's sports exclusivity, network nonduplication and syndicated exclusivity restrictions, public, educational, and government channel use requirements, the "must-carry" requirements of the 1992 Cable Act, and regulations that prohibit anticompetitive behavior or discrimination in the prices, terms and conditions of providing vertically integrated satellite-delivered programming. The U.S. Copyright Office has pending a rulemaking proceeding to determine whether an OVS operator may be treated as a cable operator for purposes of copyright liability. Upon compliance with such requirements, an OVS operator will be exempt from various statutory restrictions which apply to cable operators, such as broadcast- cable ownership restrictions, commercial leased access requirements, franchising, rate regulation, and consumer electronics compatibility requirements. Although OVS operators are not subject to franchise fees, as defined by the 1996 Act, they may be subject to fees charged by local franchising authorities or other governmental entities in lieu of franchise fees. Such fees may not exceed the rate at which franchise fees are imposed on cable operators and may be itemized separately on subscriber bills.

     Equal Employment Opportunity. The 1984 Cable Act includes provisions to ensure that minorities and women are provided equal employment opportunities within the cable television industry. Pursuant to the statute, the FCC has adopted reporting and certification rules that apply to all cable system operators with more than five full-time employees. Failure to comply with the Equal Employment Opportunity requirements can result in the imposition of fines and/or other administrative sanctions, or may, in certain circumstances, be cited by a franchising authority as a reason for denying a franchisee's renewal request.

     Technical and Customer Service Standards. The 1984 Cable Act empowers the FCC to set certain technical standards governing the quality of cable signals and to preempt local authorities from imposing more stringent technical standards. The 1992 Cable Act requires the FCC to establish minimum technical standards relating to system technical operation and signal quality and to update such standards periodically. A franchising authority may require that an operator's franchise contain provisions enforcing such federal standards. Pursuant to the 1992 Cable Act, the FCC has adopted new customer service standards with which cable operators must comply, upon their adoption by a local franchising authority. Franchising authorities may, through the franchising process or state and/or local ordinance, impose more stringent customer service standards.

     Pole Attachments. The 1984 Cable Act requires the FCC to regulate the rates, terms and conditions imposed by certain public utilities for cable systems' use of utility pole and conduit space unless the Federal Pole Attachment Act provides that state authorities can demonstrate that they adequately regulate cable television pole attachment rates, terms and conditions. In some cases utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables that are using such cables for the distribution of non-video services. The FCC recently concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees, and that the 1984 Cable Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. Further, in the absence of state regulation, the FCC administers such pole attachment rates through use of a formula which it has devised and from time to time revises. The 1996 Act extends the regulation of rates, terms and conditions of pole attachments to telecommunications service providers, and requires the FCC to prescribe regulations to govern the charges for pole attachments used by telecommunications carriers to provide telecommunications services when the parties fail to resolve the dispute over such charges. The 1996 Act, among other provisions, increases significantly future pole attachment rates for cable systems which use pole attachments in connection with the provision of telecommunications services as a result of a new rate formula charged to telecommunications carriers for the non-useable space of each pole. These rates are to be phased in after a five-year period.

MISCELLANEOUS PROVISIONS

     Fines. The Communications Act specifically empowers the FCC to impose fines upon cable television system operators for willful or repeated violation of the FCC's rules and regulations.

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     Consumer Equipment.  The 1996 Act requires the FCC, in consultation with industry standard-setting organizations, to adopt regulations which would encourage commercial availability to consumers of all services offered by multichannel video programming distributors. The regulations adopted may not prohibit programming distributors from offering consumer equipment, so long as the cable operator's rates for such equipment are not subsidized by charges for the services offered. The rules also may not compromise the security of the services offered, or the efforts of service providers to prevent theft of service. The FCC may waive these rules so as not to hinder the development of advanced services and equipment. The 1996 Act requires the FCC to examine the market for closed captioned programming and prescribe regulations which ensure that video programming, with certain exceptions, is fully accessible through closed captioning.

     Telephone and Cable Wiring. The FCC has initiated a rulemaking to consider, among other issues, whether to adopt uniform regulations governing telephone and cable inside wiring. The regulations ultimately adopted by the FCC could affect the Company's ownership interests and access to inside wiring used to provide telephony and video programming services. In a related rulemaking proceeding, the FCC will consider the appropriate treatment of inside wiring in multiple dwelling unit buildings. The outcome of that rulemaking could affect cable operators' access to inside wiring in MDUs.

     Deletion of Network and Syndicated Programming. Cable television systems that have 1,000 or more customers must, upon the appropriate request of a local television station, delete the simultaneous or non-simultaneous network programming of a distant station when such programming has also been contracted for by the local station on an exclusive basis. FCC regulations also enable television broadcast stations that have obtained exclusive distribution rights for syndicated programming in their market to require a cable system to delete or "black out" such programming from other television stations which are carried by the cable system. The FCC also has commenced a proceeding to determine whether to relax or abolish the geographic limitations on program exclusivity contained in its rules, which would allow parties to set the geographic scope of exclusive distribution rights entirely by contract, and to determine whether such exclusivity rights should be extended to non-commercial educational stations. It is possible that the outcome of these proceedings will increase the amount of programming that cable operators are requested to black out.

STATE AND LOCAL REGULATION

     Because a cable television system uses local streets and rights-of-way, cable television systems are subject to state and local regulation, typically imposed through the franchising process. State and/or local officials are usually involved in franchisee selection, system design and construction, safety, service rates and equipment charges, consumer relations, billing practices and community related programming and services.

     Cable television systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local governmental entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchise operator fails to comply with material provisions. Although the 1984 Cable Act provides for certain procedural protections, there can be no assurance that renewals will be granted or that renewals will be made on similar terms and conditions. Franchises usually call for the payment of fees, often based on a percentage of the system's gross customer revenues, to the granting authority. Upon receipt of a franchise, the cable system owner usually is subject to a broad range of obligations to the issuing authority directly affecting the business of the system. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction, and even from city to city within the same state, historically ranging from what many cable operators consider reasonable to what they consider highly restrictive or burdensome. The 1984 Cable Act places certain limitations on a franchising authority's ability to control the operation of a cable system operator and the courts have from time to time reviewed the constitutionality of several general franchise requirements, including franchise fees and access channel requirements, often with inconsistent results. On the other hand, the 1992 Cable Act prohibits exclusive franchises, and allows franchising authorities to exercise greater control over the operation of franchised cable television systems, especially in the area of customer service and rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multi-channel video distribution system without having to obtain a franchise and permits states or local franchising authorities to adopt certain restrictions on the ownership of cable television systems. Moreover, under the 1992 Cable Act franchising authorities are immunized from monetary damage awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments.

     The specific terms and conditions of a franchise and the laws and regulations under which it was granted directly affect the profitability of the cable television system. Cable franchises generally contain provisions governing charges for basic cable television services; fees to be paid to the franchising authority; length of the franchise term; renewal, sale or transfer of the franchise; territory of the franchise; design and technical performance of the system; system upgrade or rebuild requirements; public, educational and governmental access channel requirements; use and occupancy of public streets; and general construction and system specifications.

     The 1992 Cable Act requires franchising authorities to act on any franchise transfer request submitted after December 4, 1992 within 120 days after receipt of all information required by FCC regulations and by the franchising authority, if such information is specified in the franchise or a local ordinance or state law. Approval is deemed to be granted if the franchising authority fails to act within such period.

     Various proposals have been introduced at the state and local levels with regard to the regulation of cable television systems, and a number of states have adopted legislation subjecting cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility.

COPYRIGHT LAWS

     Cable television systems are subject to federal copyright licensing requirements under the Copyright Act of 1976, as amended (the "Copyright Act"), covering the carriage of broadcast signals. In exchange for filing certain reports and making semi-annual payments (based upon a percentage of revenues) to a federal copyright royalty pool, cable operators obtain a statutory blanket license to retransmit copyrighted material on broadcast signals. The Federal Copyright Royalty Tribunal, which made several adjustments in copyright royalty rates, was eliminated by Congress in 1993. Any future adjustment to the copyright royalty rates will be done through an arbitration process to be supervised by the U.S. Copyright Office. Under the provisions of the Copyright Act petitions were filed in December 1995 by parties seeking to raise and lower the copyright royalty rates.

     The Copyright Office has pending proceedings aimed at examining its policies governing the consolidated reporting of commonly owned and contiguous cable television systems. The present policies governing the consolidated reporting of certain cable television systems have often led to substantial increases in the amount of copyright fees owed by the systems affected. These situations have most frequently arisen in the context of cable television system mergers and acquisitions. While it is not possible to predict the outcome of this proceeding, any changes adopted by the Copyright Office in its current policies may have the effect of reducing the copyright impact of certain transactions involving cable company mergers and cable television system acquisitions.

     Various bills have been introduced in Congress over the past several years that would eliminate or modify the cable television compulsory license. Without the compulsory license, cable operators might need to negotiate rights from the copyright owners for each program carried on each broadcast station in the channel lineup. Such negotiated agreements could increase the cost to cable operators of carrying broadcast signals. The 1992 Cable Act's retransmission consent provisions expressly provide that retransmission consent agreements between television broadcast stations and cable operators do not obviate the need for cable operators to obtain a copyright license for the programming carried on each broadcaster's signal.

     Copyright music performed in programming supplied to cable television systems by pay cable networks (such as HBO) and basic cable networks (such as USA Network) has generally been licensed by the networks through private agreements with the American Society of Composers and Publishers ("ASCAP") and BMI, Inc. ("BMI"), the two major performing rights organizations in the United States. ASCAP and BMI offer "through to the viewer" licenses to the cable networks which cover the retransmission of the cable networks' programming by cable television systems to their customers. The cable industry has just concluded

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

negotiations on licensing fees with BMI for the use of music performed in programs locally originated by cable television systems, although no actual agreements are in place; negotiations with ASCAP are ongoing. ASCAP has filed an infringement suit against several cable operators as representatives of cable systems using its music in the pay programming and cable programming networks provided to subscribers.

     The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable television industry. Other existing federal regulations, copyright licensing requirements and, in many jurisdictions, state and local franchise requirements, currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry can be predicted at this time.

                                   MANAGEMENT

GENERAL PARTNER

     ICM-IV, a California limited partnership, is the General Partner of ICP-IV. Leo J. Hindery, Jr. has a controlling interest in ICM-IV. As general partner, ICM-IV has responsibility for the overall management of the business and operations of the Company. Pursuant to the terms of ICP-IV's limited partnership agreement (the "Partnership Agreement"), ICM-IV receives an annual management fee for services rendered as General Partner. The principal offices of ICM-IV are located at 235 Montgomery Street, Suite 420, San Francisco, California 94104 and the telephone number is (415) 616-4600.

ADVISORY COMMITTEE

     The Advisory Committee (as defined herein) of ICP-IV consults with and advises ICM-IV with respect to the business and affairs of the Company. The Advisory Committee consists of one representative of each of the seven limited partners of ICP-IV with the largest aggregate limited partnership interests in ICP-IV. For this purpose, the partnership interest of a limited partner includes actual capital contributions by a limited partner and any capital contributions by such limited partner's affiliate.

EXECUTIVES

     ICP-IV has no employees. Pursuant to the Partnership Agreement, ICM-IV, through its affiliate InterMedia Capital Management ("ICM"), provides day-to-day management of the Company's business and operations. The six most senior non-operating executives of ICM and IMI are:

              NAME                 AGE                       POSITION
---------------------------------  ---     --------------------------------------------
Leo J. Hindery, Jr...............  49      Managing General Partner
Edon V. Hartley..................  36      Chief Financial Officer and Treasurer
Derek Chang......................  28      Assistant Treasurer and Director of Treasury
                                           Operations
Rodney M. Royse..................  30      Executive Director of Business Development
Thomas R. Stapleton..............  42      Controller and Executive Director of
                                           Financial Operations
Grace de Latour..................  47      Executive Director of Human Resources

     The six officers of IPCC are:

              NAME                 AGE                       POSITION
---------------------------------  ---     --------------------------------------------
Leo J. Hindery, Jr...............  49      President
Edon V. Hartley..................  36      Chief Financial Officer and Treasurer
Derek Chang......................  28      Secretary
Rodney M. Royse..................  30      Vice President
Thomas R. Stapleton..............  42      Vice President
Bruce J. Stewart.................  31      Vice President, Legal Affairs

     Leo J. Hindery, Jr. is the founder and Managing General Partner of ICM-IV and ICM and President of IPCC. Mr. Hindery is also the founder and Managing General Partner of IP-I and all of the other Related Intermedia Entities. Before launching InterMedia Partners in 1988, Mr. Hindery was, from 1985 to 1988, Chief Officer for Planning and Finance of The Chronicle Publishing Company of San Francisco ("Chronicle Publishing"), which owns and operates substantial newspaper and television broadcast properties and, at the time, cable television properties. Prior to joining Chronicle Publishing, Mr. Hindery was, from 1983 to 1985, Chief Financial Officer and a Managing Director of Becker Paribas Incorporated, a major New York-based investment banking firm. Mr. Hindery is on the Board of Directors of the Home Shopping Network, Inc.,

Netcom On-Line Communication Services, Inc., DMX, Incorporated, the NCTA, the Cable Telecommunications Association, Cable in the Classroom and C-SPAN. He earned a B.A. with honors from Seattle University and an M.B.A. with honors from Stanford University's Graduate School of Business.

     Edon V. Hartley is Chief Financial Officer and Treasurer of ICM, IMI and IPCC. Ms. Hartley joined ICM in 1996. From 1993 to 1995, Ms. Hartley was Finance Director for TCI. From 1990 to 1993, Ms. Hartley was Finance Counsel for TCI. Ms. Hartley earned a B.S. with honors in accounting from the University of Missouri and a J.D. with honors from the University of Denver.

     Derek Chang is Assistant Treasurer and Director of Treasury Operations of ICM, IMI and IPCC, and Secretary of IPCC. Mr. Chang joined ICM in 1994. From 1990 to 1992, Mr. Chang worked, as a financial analyst for The First Boston Corporation in the Mergers and Acquisitions Group. Mr. Chang earned a B.A. from Yale University and an M.B.A. from Stanford University's Graduate School of Business.

     Rodney M. Royse is Executive Director of Business Development of ICM, IMI and IPCC, and Vice President of IPCC. Mr. Royse joined ICM in 1990. From 1988 to 1990, Mr. Royse was a financial analyst at Salomon Brothers Inc in the Corporate Finance Group. Mr. Royse earned a B.A. in Economics from Stanford University.

     Thomas R. Stapleton is Controller and Executive Director of Financial Operations of ICM, IMI and IPCC, and Vice President of IPCC. Prior to joining ICM in 1989, Mr. Stapleton was a Manager with Price Waterhouse LLP, the Company's independent accountants. Mr. Stapleton was previously employed by Bank of America in asset-based financing. Mr. Stapleton earned a B.S. degree with honors in Business Administration from San Francisco State University.

     Grace de Latour is the Executive Director of Human Resources of ICM, IMI and IPCC. Ms. de Latour joined IMI in 1995. Prior to joining IMI, from 1994 to 1995, Ms. de Latour was Vice President of Human Resources for Expressly Portraits. Before that, from 1972 to 1993, she was Corporate Vice President for Human Resources for Carter Hawley Hale Stores, Inc. Ms. de Latour is on the Board of Directors of the Independent Colleges of Northern California and the Federated Employers of the Bay Area. Ms. de Latour earned a B.A. in sociology from Trinity College in Washington, D.C.

KEY OPERATING MANAGEMENT

     The following persons hold key operating management positions with ICM and
IMI:

              NAME                 AGE                       POSITION
---------------------------------  ---     --------------------------------------------
Terry C. Cotten..................  48      Executive Director of Operations
F. Steven Crawford...............  48      Chief Operating Officer
Julaine A. Smith.................  40      Operations Controller
Bruce J. Stewart.................  31      General Counsel and Executive Director of
                                           Communications
Barbara J. Wood..................  45      Executive Director of Budgets and Regulatory
                                           Affairs
Kenneth A. Wright................  40      Executive Director of Engineering and
                                           Telecommunications
Donna K. Young...................  47      Development Executive Director of Marketing
                                           and Ad Sales

     Terry C. Cotten is Executive Director of Operations for IMI. He has over 30 years of experience in the cable television industry. Prior to joining IMI in 1989, Mr. Cotten was, from 1988 to 1989, President of Western Communications' cable system in Ventura County, serving approximately 65,000 subscribers in Southern California. Prior to this position, Mr. Cotten was President of Western Communications' cable system in South San Francisco from 1986 to 1988. Mr. Cotten earned a B.S. in Management from St. Mary's College.

     F. Steven Crawford is the Chief Operating Officer for ICM. Prior to joining ICM on October 1, 1996, Mr. Crawford was Senior Vice President of E. W. Scripps Company from September 1992 to September 1996 and was Chief Operating Officer of Scripps Cable serving approximately 750,000 subscribers. Mr. Crawford was Vice President of Scripps Cable's operations in the Southeast from September 1990 to September 1992. Mr. Crawford serves on the Board of Directors of the NCTA and the Cable Advertising Bureau. Mr. Crawford earned a B.S. degree in business management and a M.B.A. degree in finance from Valdosta State University.

     Julaine A. Smith is Operations Controller of IMI. Ms. Smith joined IMI in 1994. Prior to joining IMI, Ms. Smith was, from 1993 to 1994, the Director of Financial Reporting for Pacific Telesis Group. Ms. Smith also worked, from 1991 to 1992, as the Accounting Manager for the domestic cellular operations of PacTel Corporation (now known as AirTouch Communications). Ms. Smith completed her public accounting training at the San Francisco office of Price Waterhouse LLP. Ms. Smith is a Certified Public Accountant and earned a B.S. in Business Administration, Accounting from California State University at Hayward.

     Bruce J. Stewart is General Counsel and Executive Director of Communications of IMI. Mr. Stewart joined IMI as Counsel in January 1993, and served in this position until August 1994, when he was appointed General Counsel. Mr. Stewart is a member of the New York State Bar. Prior to joining IMI, Mr. Stewart served as legal counsel from 1991 to 1993 at Scholastic Productions, Inc., a subsidiary of Scholastic, Inc. located in New York City. From 1990 to 1991, Mr. Stewart worked in New York with the Law Firm of Malcolm
A. Hoffman on commercial contract matters. Mr. Stewart earned a B.A from Holy Cross College and a J.D. from Case Western Reserve University Law School.

     Barbara J. Wood is the Executive Director of Budgets and Regulatory Affairs of IMI. Ms. Wood has worked in the cable television industry since 1984. Prior to joining IMI in 1992, she was, from 1991 to 1992, a regional financial manager for Viacom handling budgeting, financial systems and internal controls. She was in London with Videotron U.K. during its start-up from 1990 to 1991 as an outside consultant managing the installation of financial cost accounting systems and was a controller for Cox Communications from 1984 to 1989. Ms. Wood is a Certified Public Accountant and earned an M.B.A. in Management from San Diego State University.

     Kenneth A. Wright is the Executive Director of Engineering and Telecommunications Development of IMI. He is the Company's chief technologist and directs the engineering of the Company's and Related InterMedia Entities' cable systems. Prior to joining IMI in February 1995, Mr. Wright was, from 1991 to 1995, Director of Technology for Jones Intercable which manages cable systems serving approximately 1.5 million subscribers. Before joining Jones Intercable, Mr. Wright was Director of Engineering for the Western Division of United Artists Cable which was comprised of systems in 11 states serving approximately 700,000 subscribers. Prior to that, he was a State Engineering Manager for Centel Cable. Mr. Wright earned a B.S. from Western Michigan University and a Master of Telecommunications and a Master level certificate in Global Business and Culture from the University of Denver.

     Donna K. Young is the Executive Director of Marketing and Ad Sales of IMI. Ms. Young is responsible for national marketing programs, including customer acquisition, customer retention and new product development. Prior to joining IMI in November 1994, Ms. Young was Vice President for Business Development from 1989 to 1994 for KBLCOM, Inc., then an 800,000-subscriber MSO based in Houston. Ms. Young is on the Board of Directors of the Cable Television Administration and Markets Society. A native of Shelbyville, Tennessee, Ms. Young earned a Ph.D. in educational and organizational psychology from the University of Tennessee in Knoxville.

MANAGEMENT AND ADMINISTRATION AGREEMENTS

     Pursuant to the Partnership Agreement, ICM-IV manages all aspects of the day-to-day business and operations of the Company and in connection therewith undertakes those activities and services that are customary in the cable industry on behalf of the Company. For a more detailed description of the terms in the Partnership Agreement concerning ICM-IV's management services, see "Certain Relationships and Related Transactions -- Management by ICM-IV."

     Certain of ICP-IV's subsidiaries have entered into Administrative Agreements with IMI, pursuant to which IMI provides accounting, operational, marketing, engineering, legal, rate regulation and other administrative services to the Company at cost. IMI is wholly owned by Mr. Hindery. IMI provides similar services to all of the Related InterMedia Entities' operating companies. IMI charges certain costs to the Company based on the Company's number of basic subscribers as a percentage of total basic subscribers for all of the Related InterMedia Entities' systems. See "Certain Relationships and Related Transactions -- Services to be Rendered to the Company by IMI."

     The Company believes that the terms in the Partnership Agreement concerning ICM-IV's management services and the terms of the Administrative Agreements are more favorable than the terms which could be obtained by unaffiliated third parties in arm's-length negotiations with IMI or ICM-IV.

EXECUTIVE COMPENSATION

     None of the employees of the Company are deemed to be executives or officers of the Company. Services of the non-operating executives, key operating management and other employees of ICM or IMI are provided to the Company in exchange for fees pursuant to the Partnership Agreement and Administrative Agreements. The executives, key operating management and other employees of ICM or IMI who provide services to the Company are compensated by ICM or IMI and therefore receive no compensation from the Company. No portion of the fees paid by the Company is allocated to specific employees for the services performed by ICM or IMI for the Company. See "Certain Relationships and Related
Transactions -- Management by ICM-IV" and "-- Services to be Rendered to the Company by IMI."

                           PRINCIPAL SECURITY HOLDERS

     The following table sets forth certain information concerning the partnership interests in ICP-IV owned by each person known to ICP-IV to own beneficially more than a five percent non-preferred equity interest and by the executives of ICM-IV as a group.

            NAMES AND ADDRESSES OF BENEFICIAL OWNERS           TYPE OF INTEREST     PERCENTAGE
    ---------------------------------------------------------  ----------------     ----------
    Tele-Communications, Inc.................................   Limited Partner        49.0%
      5619 DTC Parkway, 11th Floor
      Englewood, CO 80111
    NationsBanc Investment Corp..............................   Limited Partner         9.0%(1)
      NationsBank Corporate Center
      100 North Tryon Street
      Charlotte, NC 28255
    IP Holdings L.P..........................................   Limited Partner         7.5%
      c/o Centre Partners
      30 Rockefeller Plaza, Suite 5050
      New York, NY 10020
    Mellon Bank, N.A., as Trustee for
      Third Plaza Trust and Fourth Plaza Trust...............   Limited Partner         6.3%(2)
      1 Mellon Bank Center
      Pittsburgh, PA 15258-0001
    Sumitomo Corp............................................   Limited Partner         5.7%
      Sumitomo Kanda Building
      24-4, Kanda Nishikicho 3-chome
      Chiyoda-ku, Tokyo 101, Japan
    Executives of ICM-IV as a Group (6 persons)..............   General Partner         1.1%(3)

---------------
(1) Includes investments in ICP-IV by NationsBanc Investment Corp. and affiliates thereof.

(2) Mellon Bank, N.A., acts as the trustee (the "Plaza Trustee") for each of Third Plaza Trust and Fourth Plaza Trust (collectively, the "Trusts"), two trusts under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. The limited partnership interests may be deemed to be owned beneficially by General Motors Investment Management Corporation ("GMIMCo"), a wholly owned subsidiary of GM. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as the Trusts' investment manager with respect to the limited partnership interests and in that capacity, it has the sole power to direct the Plaza Trustee as to the voting and disposition of the limited partnership interests. Because of the Plaza Trustee's limited role, beneficial ownership of the limited partnership interests by the Plaza Trustee is disclaimed.

(3) Leo J. Hindery, Jr., is the general partner and holds the controlling interest in ICM-IV. No executive of ICM-IV or IPCC holds a direct interest in ICP-IV.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE RELATED INTERMEDIA ENTITIES

     The Related InterMedia Entities and the Company are a series of partnerships and corporations founded by Leo J. Hindery, Jr. to own and operate cable television systems in the United States. Mr. Hindery formed the first of the Related InterMedia Entities, IP-I, in early 1988 with the financial backing of TCI.

     Although each of the Related InterMedia Entities and the Company are distinct legal entities, they are operated as a cohesive group. Accordingly, they enjoy significant operating efficiencies and reduced overhead from centralization of certain common functions and shared economies of scale. Clustering of the Company's operations by geographic location is also intended to contribute significantly to operating efficiencies and revenue opportunities.

     In order to achieve certain operating economies of scale and to allocate certain administrative services equitably to all of the Related InterMedia Entities and the Company, Mr. Hindery formed IMI. Mr. Hindery is the sole shareholder of IMI, which performs the accounting, marketing, engineering, administrative, operations, legal and rate regulation functions for all of the Related InterMedia Entities and the Company at cost. Generally, IMI's costs are allocated to each of the Related InterMedia Entities and the Company on a per subscriber basis.

SERVICES TO BE RENDERED TO THE COMPANY BY IMI

     Certain of ICP-IV's subsidiaries have entered into administrative agreements with IMI, pursuant to which IMI provides accounting, operational, marketing, engineering, legal, rate regulation and other administrative services to the Company at cost.

     IMI provides similar services to all of the Related InterMedia Entities' operating companies. IMI charges certain costs to the Company primarily based on the Company's number of basic subscribers as a percentage of total basic subscribers for all of the Related InterMedia Entities' systems. In addition to changes in IMI's cost of providing such services, changes in the number of the Company's basic subscribers and/or changes in the number of basic subscribers of the Related InterMedia Entities' operating companies will affect the level of IMI costs charged to the Company. The Company believes that the terms of the Administrative Agreements are more favorable than the terms that could be obtained by unaffiliated third parties in arm's-length negotiations with IMI. The Partnership Agreement requires that to the extent amounts paid to affiliates, including ICM-IV, IMI or partners, exceed the amounts that would be paid under terms afforded by unrelated third parties, such excess will result in corresponding reductions in the Management Fee (as defined herein) payable to ICM-IV. The payment to such affiliate of any such amount in excess of the ICM-IV Management Fee will require the approval of 70.0% in interest of the limited partners.

MANAGEMENT BY ICM-IV

     ICM-IV manages the Company's cable systems pursuant to the Partnership Agreement executed as of March 19, 1996. ICM-IV has assigned its rights and obligations to ICM with regard to management of the Company's cable systems. The Partnership Agreement provides that this management relationship continues in effect with respect to each cable television system owned by the Company, including the systems purchased by the Company pursuant to the Acquisitions. ICM-IV is authorized to provide management services that include (i) entering into contracts and performing the resulting obligations, (ii) managing the assets of the Company and employing such personnel as may be necessary or appropriate, (iii) controlling bank accounts and drawing orders for the payment of money, (iv) collecting income and payments due, (v) keeping the books and records, and hiring independent certified public accountants, (vi) paying payables and other expenses, (vii) handling Company claims, (viii) administering the financial affairs, making tax and accounting elections, filing tax returns, paying liabilities and distributing profits to ICP-IV's partners, (ix) borrowing money on behalf of the Company, (x) causing the Company to purchase and maintain liability insurance, (xi) commencing or defending litigation that pertains to the Company or any of its assets and investigating potential claims, (xii) executing and filing fictitious business name statements and similar documents, (xiii) admitting additional limited partners and permitting additional capital contributions as provided in the Partnership Agreement and admitting an assignee of an existing limited partner's interest to be a substituted limited partner and (xiv) terminating ICP-IV pursuant to the terms of the Partnership Agreement.

     The term of the Partnership Agreement is until December 31, 2007 unless earlier dissolved under certain conditions specified in the Partnership Agreement. For its services under the Partnership Agreement, ICM-IV receives a fee (the "Management Fee") equal to 1.0% of the total non-preferred Contributed Equity contributions that have been made to the Company determined as of the beginning of each calendar quarter in each fiscal year; however, if the acquisition of a cable television system is made with debt financing of more than two-thirds of the purchase price of such cable television system, the Partnership Agreement provides that capital contributions of one-third of such purchase price will be deemed to have been made and the Management Fee will be paid on such deemed contributions. When any such debt financing is replaced with actual non-preferred capital contributions of the partners, the Partnership Agreement provides that the Management Fee will be based on such actual capital contributions rather than a deemed contribution for such amount. The Company believes that the terms in the Partnership Agreement concerning ICM-IV's management services are more favorable than the terms that could be obtained by unaffiliated third parties in arm's-length negotiations.

     Mr. Hindery is managing general partner of ICM-IV and holds the controlling interest in ICM-IV.

CERTAIN OTHER RELATED TRANSACTIONS

     IPWT.  On July 30, 1996 pursuant to the IPWT Contribution Agreement, among
(i) ICP-IV, (ii) IP-I, formerly the 80.1% general partner and 9.9% limited partner of IPWT and (iii) GECC, formerly the 10.0% limited partner of IPWT and creditor as to a $55.8 million principal amount of debt owed by IPWT, ICP-IV acquired the IPWT partnership interests and debt for total consideration of $72.5 million. GECC transferred to the Company its $55.8 million note and related interest receivables of approximately $3.4 million owed by IPWT to GECC in exchange for (i) approximately $22.5 million in cash, (ii) a $25.0 million Preferred Limited Partner Interest and (iii) a $11.7 million limited partnership interest in ICP-IV. ICP-IV contributed the acquired partnership interests in IPWT to the Operating Partnership, which, in turn, contributed a 1.0% limited partnership interest in IPWT to IP-TN. See "The Acquisitions -- Primary Acquisitions."

     RMH. On July 30, 1996 the Operating Partnership acquired RMH and its wholly owned subsidiary, RMG, pursuant to a stock purchase agreement between the Operating Partnership and ICM-V, the general partner of IP-V. Prior to the acquisition, IP-V owned the outstanding equity of RMH. The total transaction is valued at approximately $376.3 million. As part of the acquisition of RMH, TCID-IP V, Inc., which was the limited partner of IP-V and is an affiliate of TCI, converted its outstanding loan to IP-V into a partnership interest and received in dissolution thereof $12.0 million in RMH Preferred Stock and approximately $0.037 million in RMH Class B Common Stock. See "The
Acquisitions -- Primary Acquisitions."

     TCI Greenville/Spartanburg. The TCI Entities, which are wholly owned subsidiaries of TCI, have contributed the Greenville/Spartanburg System to the Company pursuant to the G/S Contribution Agreement for total consideration of $238.9 million. The Company subsequently contributed these assets to IP-TN, a subsidiary of ICP-IV. See "The Acquisitions -- Primary Acquisitions."

     IP-I. Pursuant to a letter agreement, ICP-IV has agreed to provide IP-I tag along rights if ICP-IV sells (i) substantially all of its assets in a single transaction, or (ii) a portion of its assets constituting an identifiable cable television system which has its primary headend site within fifty miles of the primary headend site of a cable television system owned by IP-I, to an entity not controlled by Leo J. Hindery, Jr.

     ICM-IV. Pursuant to the Partnership Agreement, ICM-IV funded its capital contributions of $3.8 million to ICP-IV with cash of $2.0 million and notes payable to ICP-IV of $1.8 million. The promissory notes bear interest at a rate of 8.0% per annum and mature at December 31, 1999.

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

CERTAIN OTHER RELATIONSHIPS

     The Company is a party to an agreement with SSI, an affiliate of TCI, pursuant to which SSI provides certain cable programming to the Company at a rate fixed as a percentage in excess of the rate available to TCI. Management believes that these rates are at least as favorable as the rates that could be obtained through arm's-length negotiations with third parties. For the year ended December 31, 1995 and the six months ended July 30, 1996, the cable television systems owned by IPWT and RMH paid SSI, in aggregate, approximately $12.8 million and $8.2 million, respectively.

     NationsBanc Capital Markets, Inc., one of the Initial Purchasers, is an affiliate of NationsBanc Investment Corp. and certain of its affiliates, which holds a 9.0% non-preferred limited partnership interest in ICP-IV. NationsBanc Capital Markets, Inc. and its affiliates also provide or have provided banking, advisory and other financial services for the Company and certain of its affiliates in the ordinary course of business. Toronto Dominion Securities (USA) Inc., one of the Initial Purchasers, is an affiliate of Toronto Dominion Capital, which holds a 3.0% non-preferred limited partnership interest in ICP-IV.

                           THE PARTNERSHIP AGREEMENT

     The following is a summary of certain material terms of the Partnership Agreement. This summary is qualified in its entirety by reference to the full text of the Partnership Agreement, a complete copy of which is included as an exhibit to the Registration Statement.

ORGANIZATION

     ICP-IV was formed as a limited partnership pursuant to the provisions of the California Revised Limited Partnership Act, as amended, and a certificate of limited partnership of ICP-IV was filed with the California Secretary of State on March 19, 1996. The partners of IP-IV transferred their partnership interests to ICP-IV in July 1996. The purpose of ICP-IV is to (i) directly or indirectly make equity and debt investments in, including acting as a general partner and/or a limited partner of, IP-IV and various operating partnerships, (ii) operate cable television systems and (iii) engage in all necessary and appropriate activities and transactions as ICM-IV may deem necessary, appropriate or advisable other than investing, or maintaining offices outside of, the United States.

DURATION

     Under the Partnership Agreement, ICP-IV will be dissolved upon the earliest of: (i) December 31, 2007, (ii) the bankruptcy, insolvency or appointment of a trustee or receiver to manage the affairs of the General Partner, (iii) the voluntary withdrawal of Mr. Hindery as general partner of ICM-IV if a successor general partner has not been appointed in accordance with the Partnership Agreement, (iv) the removal of ICM-IV as general partner of ICP-IV by 70.0% in interest of the limited partners, unless a successor general partner is appointed within 60 days, (v) dissolution being required by operation of law or judicial decree, (vi) the determination to dissolve by the General Partner with the affirmative consent of 70.0% in interest of the limited partners, (vii) ICP-IV becoming taxable as a corporation for federal tax purposes or (viii) the determination by the General Partner that ICP-IV would be required to register as an investment company under the Investment Company Act, and there is no reasonably practicable means of avoiding such requirement.

CONTROL OF OPERATIONS; ADVISORY COMMITTEE

     The Partnership Agreement provides that the General Partner shall manage the business affairs of the Company, IP-IV or any operating partnership subject to the terms and provisions of the Partnership Agreement. The Partnership Agreement provides for an advisory committee consisting of one designee from each of the seven limited partners with the largest aggregate interests in ICP-IV (the "Advisory Committee"). For purposes of the Partnership Agreement, the determination of aggregate interests in ICP-IV is based on the aggregate limited partner interests in ICP-IV held by a limited partner and any affiliates thereof, which aggregate holdings entitle such limited partner and affiliates, if any, to one representative on the Advisory Committee. The Partnership Agreement also provides that the General Partner distribute to the Advisory Committee monthly profit and loss statements of ICP-IV and other monthly financial statements prepared for management personnel, as well as quarterly financial statements and the Partnership's annual operating plan. The Advisory Committee is to meet quarterly and consult with and advise the General Partner with respect to the business of the Company and perform such other advisory functions as requested by the General Partner.

PREFERRED LIMITED PARTNER

     GECC is the preferred limited partner (the "Preferred Limited Partner") with respect to a portion of its interest in ICP-IV. References to limited partners of ICP-IV in this Prospectus include the Preferred Limited Partner unless otherwise specified. Subject to certain provisions in the Partnership Agreement, income and gain is allocated first to the Preferred Limited Partner in the amount of any distributions. The Partnership Agreement provides that distributions are to be made first to the Preferred Limited Partner in repayment of its initial contribution of capital ("Capital Contribution") and in an amount equal to 11.75%, per annum, compounded semi-annually, of its Capital Contribution ("Preferred Return") until the Preferred Limited Partner has received distributions equal to its initial Capital Contribution and accrued Preferred Return. Likewise, gain recognized upon the dissolution or sale, exchange or other disposition of all or substantially all of the assets of the Company is to be allocated first, to the Preferred Limited Partner, in an amount sufficient to bring the balance in its capital account to an amount equal to its initial Capital Contribution and accrued Preferred Return. The Partnership Agreement provides that the Preferred Limited Partner's interest is to be reduced by an amount necessary to offset any indemnification obligations of GECC under the IPWT Contribution Agreement. See "Description of Other Obligations -- Description of Preferred Equity Interests."

     GECC, as the Preferred Limited Partner, is not entitled to consent on any partnership matters unless required by law or the matter requires the unanimous consent of the limited partners. GECC is not entitled to consent (whether as a limited partner or a Preferred Limited Partner) on removal of the General Partner unless the consent is for cause. For such matters, the required consent shall be 70.0% in interest of the limited partners other than GECC.

LIMITED PARTNERS' RIGHT TO CONSENT

     When a consent is required under the Partnership Agreement, each limited partner is entitled to consent based upon that partner's percentage as set forth in the Partnership Agreement. The Preferred Limited Partner is not entitled to consent on any matters except as described above. The limited partners have a right to consent only with respect to the following matters, which actions may be taken only with the written consent of ICM-IV: (i) amendment of the Partnership Agreement pursuant to the terms upon the affirmative consent of 70.0% in interest of the limited partners, (ii) amendment of the allocations and distributions to the limited partners, other than as permitted by the Partnership Agreement, upon the affirmative consent of each partner adversely affected, (iii) admission of a new general partner, where there is an existing general partner, upon the affirmative consent of 70.0% in interest of the limited partners, (iv) the approval of a transaction in which the General Partner or any of its affiliates has an actual or potential conflict of interest with the Limited Partners or the Partnership, which is not expressly permitted under the Partnership Agreement, upon the affirmative consent of 70.0% in interest of the disinterested Limited Partners; provided however, that the Acquisitions could be consummated without any further consent, (v) continuation of ICP-IV to effect an orderly dissolution of ICP-IV in accordance with the Partnership Agreement upon the affirmative consent of 70.0% in interest of the limited partners, (vi) the agreement to enter into any operating partnership or make any investments in excess of $15.0 million upon the affirmative consent of 70.0% in interest of the limited partners; provided however, any of the Acquisitions could be consummated without any further consent, (vii) the merger of or consolidation of ICP-IV with any other entity upon the affirmative consent of each partner, (viii) the taking of any act that would make it impossible to carry on the business of ICP-IV except upon the dissolution of ICP-IV in accordance with the Partnership Agreement upon the affirmative consent of each partner, (ix) confessing a judgment in excess of $150,000, or settling a judgment in excess of $300,000, against ICP-IV, IP-IV or any operating partnership upon the affirmative consent of each partner, (x) using any funds or assets of ICP-IV other than for the benefit of ICP-IV upon the affirmative consent of each partner, (xi) taking any action that would subject the limited partners to personal liability as a general partner upon the affirmative consent of each partner, (xii) the making of, execution of, or delivery of any general assignment for the benefit of ICP-IV's creditors upon the affirmative consent of each partner, (xiii) any matter in the partnership agreement of IP-IV or of any operating partnership that requires the consent of the limited partners or of the limited partner or a general partner other than the managing general partner of IP-IV or an operating partnership; however, the consent required shall require the approval of the applicable percentage of limited partners that would have been required if such consent were required under the Partnership Agreement or if no percentage is specified, 70.0%, and further, the amount or timing of any distributions to ICP-IV from any operating entity or IP-IV cannot be changed in a manner inconsistent with the amount or timing of distributions under the Partnership Agreement without the unanimous consent of the all of the partners,
(xiv) approval of a transaction with TCI or any of its affiliates in an amount greater than $500,000, or transactions less than $500,000 that exceed an aggregate of $2.0 million in any twelve-month period, upon the affirmative consent of a majority in interest of the limited partners (other than TCI or any of its affiliates); however, purchases of programming and equipment on terms no less favorable to the Partnership than arm's-length terms and in the ordinary course of business do not require any approval, and each of the Acquisitions could be consummated without further consent, (xv) the approval of any waiver of rights of ICP-IV under the IPWT Contribution Agreement if such waiver would result in ICP-IV forgoing rights valued in excess of 5.0% of the total consideration paid by ICP-IV for the contribution of partnership interests and debt transferred under such agreement and (xvi) the approval of a transaction in which ICM-IV or any of its affiliates has an actual or potential conflict of interest with the limited partners or ICP-IV and which is not permitted by the terms of this Agreement, upon the affirmative consent of 70.0% in interest of the limited partners; however, any of the Acquisitions could consummated without any further consent.

     The Partnership Agreement provides that, in the event one limited partner holds 70.0% of the interests of the limited partners, the 70.0% requirement then increases to 75.0%. For purposes of the Partnership Agreement, a limited partner's interest in ICP-IV is determined on the basis of such limited partners' actual capital contributions.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

     The Partnership Agreement provides that, upon withdrawal or removal of ICM-IV, a successor general partner must be selected by 70.0% in interest of the limited partners within 60 days or the Company will be dissolved. The Partnership Agreement further provides that withdrawal of ICM-IV occurs if (i) Mr. Hindery dies or becomes disabled (unable to perform his duties as general partner of ICM-IV for nine months) or otherwise ceases to control ICM-IV directly or indirectly, (ii) bankruptcy, insolvency or appointment of a trustee to manage the affairs of ICM-IV or Leo J. Hindery, Jr., or dissolution of ICM-IV, (iii) for any reason that causes ICM-IV to cease to be the General Partner or (iv) any event that causes ICM-IV to cease to be controlled directly or indirectly through one or more intermediaries. Removal of ICM-IV on specific grounds, including for cause, may be initiated by 70.0% in interest of the limited partners. For this purpose the Partnership Agreement defines "cause" as a material breach of the General Partner's fiduciary duties to the limited partners or any act constituting willful misconduct, gross negligence or reckless disregard of its duties or a material breach of the Partnership Agreement.

SALE OF THE SYSTEMS

     The Partnership Agreement provides that, any time after July 31, 1999, partners (other than TCI) comprising 20.0% or more of the partnership interests can petition the General Partner to review, report on and recommend (or not) a sale of some or all of the Company's cable television systems.

     At any time, the General Partner can elect to sell (i) all or substantially all of the Company's cable television systems subject to obtaining the consent of the partners (other than TCI) comprising a majority or more of the partnership interests (other than interests held by TCI), provided that TCI is to have a "right of first refusal," or (ii) sell some or all of the Company's cable television systems subject to obtaining the consent of the partners (including TCI) comprising 70.0% or more of the partnership interests unless the sale is to TCI in which case the foregoing percentage is 75.0%.

     Any time after July 31, 2001, (i) partners (other than TCI, the General Partner or IP-I), comprising at least a majority of the partnership interests (other than interests held by TCI, the General Partner or IP-I) can force a sale of one or both of (x) the Nashville/Mid-Tennessee Cluster and (y) the Knoxville/East Tennessee Cluster and the Greenville/Spartanburg Cluster, provided that TCI is to have a "right of first offer," or (ii) partners (including TCI, the General Partner and IP-I) comprising 70.0% or more of the partnership interests can force a sale of some or all of the Company's cable television systems unless the sale is to TCI in which case the foregoing percentage is 75.0%.

     The terms of the Partnership Agreement require that where TCI has a "right of first offer" as described above, before ICP-IV offers to sell any of its cable television systems, the General Partner must first deliver a notice to TCI offering to sell all such assets to TCI and specifying the purchase price and other terms on which the General Partner proposes to sell such assets to a third party. Within 30 days after the receipt of such notice, TCI may, by giving notice to the General Partner, elect to purchase all of such assets for the purchase price and on the other terms specified in such notice and enter into an agreement binding it to such purchase within 90 days of its election to purchase. TCI must then purchase the offered assets on the date set for closing but not more than 360 days after the date of such original notice.

     Where TCI has a right of first refusal, if ICP-IV desires to sell any of its cable systems to a third party pursuant to a bona fide written offer, then ICP-IV must first offer to sell such cable systems to TCI at the price and on the offer terms stated in such bona fide written offer. TCI shall have 30 days from the date of receipt of such offer in which to accept it. If TCI fails to accept the Partnership's offer within such period, ICP-IV will be free to sell such cable systems for a period of 360 days after the end of the 30 day right of refusal period, or such longer or shorter period as may be specified in the original bona fide offer, but only at the price and on the terms not more favorable to the purchaser than those contained in the bona fide offer. If TCI timely accepts ICP-IV's offer, TCI must enter into an agreement binding it to such purchase within 90 days after its acceptance of such offer and must purchase such cable systems within 360 days after receipt of ICP-IV's offer, or such longer or shorter period as may have been specified in the original bona fide offer.

ASSIGNMENT OF PARTNERSHIP INTERESTS

     The Partnership Agreement provides that, no limited partner may sell, assign, mortgage, encumber, hypothecate or otherwise transfer, whether voluntarily or involuntarily, any part of its interest in ICP-IV unless the transferee or assignee meets the suitability requirements originally imposed under the subscription agreement entered into by such limited partner with respect to the Partnership Agreement, and such assignment or transfer will not violate any of the provisions specified in the Partnership Agreement. The Partnership Agreement also prohibits a transferee or assignee from becoming a limited partner without the prior written consent of the General Partner which consent shall not be unreasonably withheld so long as either all of the transferring partner's interest is transferred or at least a portion of such interest representing an initial capital contribution of at least $5,000,000 is transferred.

OUTSIDE ACTIVITIES; INVESTMENT OPPORTUNITIES

     The Partnership Agreement provides that, without the consent of 70.0% in interest of the limited partners, ICM-IV (and its partners, employees, agents and affiliates, including, but not limited to, Leo J. Hindery, Jr.) may not begin the offer and sale of interests in other enterprises with the purpose of investing in cable television systems until the earlier of July 31, 1997 or such time as 66 2/3% of the committed capital contributions to ICP-IV have been invested or committed for investment. Without the consent of a majority in interest of the limited partners, ICM-IV (and its partners, employees, agents and affiliates, including, but not limited to, Leo J. Hindery, Jr.) may not begin to actively supervise the investment of capital of such other enterprises or partnerships until the earlier of July 31, 1997 or such time as 95.0% of the committed capital contributions to ICP-IV have been invested or committed for investment.

     The terms of the Partnership Agreement require that ICM-IV must first offer any investment opportunities within the scope of ICP-IV's, IP-IV's and the operating partnerships' business purpose and for which these entities have adequate resources to take advantage, to ICP-IV, IP-IV and the operating partnerships. If, after good faith consideration by ICM-IV, ICP-IV and the operating partnerships do not invest in or take all of such opportunity, ICM-IV may give or share such investment opportunity to or with one or more of the following: any partner, any officer, director, shareholder, partner, employee or affiliate of a partner, any enterprise or partnership in which ICM-IV has an interest, or any nonaffiliated person.

     Except as set forth in the Partnership Agreement, ICM-IV or its partners, employees, agents or affiliates are not prohibited from engaging directly or indirectly in other activities, or from directly or indirectly purchasing, selling and holding securities or assets in cable television systems or corporations for their account or for the accounts of others. Under the Partnership Agreement, any limited partner (and their partners, employees, agents and affiliates) may engage in any other enterprises, including enterprises in competition or in conflict with ICP-IV.

     Each limited partner has the right to transact business with ICP-IV, IP-IV or the operating partnerships. Neither ICM-IV nor any of its affiliates may sell securities or assets to or purchase securities or assets from

ICP-IV without the unanimous consent of the limited partners; however, the Acquisitions and the Viacom Nashville Acquisition may be consummated without any further consent of the limited partners. ICM-IV may, on behalf of ICP-IV or cable television systems of IP-IV or any operating partnership, enter into cost and revenue sharing agreements with cable systems adjacent to those owned by ICP-IV, IP-IV or any operating partnership including those systems purchased by any enterprise or partnership in which ICM-IV, any affiliate of ICM-IV or ICP-IV or any partner of ICM-IV has an interest (the "Adjacent Systems"), to operate the Adjacent Systems as a single system with the cable systems of ICP-IV, IP-IV or any operating partnership with costs equitably allocated between the various systems as ICM-IV and the owner or operator of such Adjacent System determine based on the relative costs associated with such systems and, if determined to be in the best interests of ICP-IV, IP-IV, the operating partnerships and the Adjacent Systems, to sell such systems as a single system and allocate the sales revenues in an appropriate manner based on the relative values of such systems; however, the terms of any such arrangement must be disclosed to the limited partners and be equivalent to terms and conditions that would be negotiated at arm's length.

CONTRACTS WITH ICM-IV, AFFILIATES AND LIMITED PARTNERS

     The Partnership Agreement allows ICM-IV, on behalf of ICP-IV, IP-IV or the operating partnerships, to enter into contracts with itself or any of its partners, employees, agents or affiliates, including but not limited to IMI. The Partnership Agreement, however, requires that, except to the extent proceeds from contracts with ICM-IV, affiliates or limited partners offset but do not exceed the Management Fee payable under the Partnership Agreement, such transactions will be on terms no less favorable to ICP-IV than are generally afforded by unrelated third parties or the approval of 70.0% in interest of the limited partners must be obtained.

INDEMNIFICATION OF THE PARTNERS

     Under the Partnership Agreement ICP-IV indemnifies and holds harmless ICM-IV, any limited partner, any Advisory Committee member and any partner, employee or agent of ICM-IV, and any employee or agent of ICP-IV and/or the legal representatives of any of them, and each other person who may incur liability as a general partner in connection with the management of ICP-IV or any entity in which ICP-IV has an investment, against all liabilities and expenses incurred in connection with any civil action or other proceeding, in which he or it may be involved or threatened, by reason of being or having been a general partner, or serving in another capacity, provided that the acts or omissions alleged upon which the action or threatened action or proceeding is based were not any matter which constitutes willful misconduct, bad faith, gross negligence or reckless disregard of the duties of its office, or material breach of the Partnership Agreement.

                        DESCRIPTION OF OTHER OBLIGATIONS

THE BANK FACILITY

     On July 30, 1996, the Operating Partnership entered into the Bank Facility with The Bank of New York Company Inc. ("The Bank of New York"), NationsBank of Texas, N.A. ("NationsBank of Texas"), and The Toronto-Dominion Bank as arranging agents and The Bank of New York, as administrative agent. The Bank Facility provides for an aggregate $475.0 million Revolving Credit Facility and a $220.0 million Term Loan. The Bank Facility was entered into concurrently with, and was contingent upon (i) the consummation of the Private Offering, (ii) the contribution of the Contributed Equity, (iii) the conversion of indebtedness of IP-V into the $12.0 million RMH Redeemable Preferred Stock by TCI, (iv) the consummation of certain of the Primary Acquisitions, (v) the refinancing and repayment of all obligations under the Bridge Loan, (vi) the satisfaction of RMG's obligations to effect the defeasance of the RMG Notes under the terms of the indentures for the RMG Notes and (vii) the Operating Partnership and its subsidiaries having a total consolidated leverage ratio not in excess of 7.5:1.

     Repayment. Commencing January 1, 1999, (i) availability under the Revolving Credit Facility will be permanently reduced by the following amounts (in thousands) and (ii) the Term Loan will be amortized on the corresponding dates as follows:

                                                        REVOLVING CREDIT
                                                     FACILITY AMORTIZATION
                                                    ------------------------
                                                    AMOUNT OF     OUTSTANDING     TERM LOAN
                       DATE                         REDUCTION     COMMITMENT     AMORTIZATION
--------------------------------------------------  ---------     ----------     ------------
                                                                                     (IN
                                                         (IN THOUSANDS)           THOUSANDS)
January 1, 1999...................................  $ 25,000       $450,000        $    500
July 1, 1999......................................    22,500        427,500             500
January 1, 2000...................................    22,500        405,000             500
July 1, 2000......................................    25,000        380,000             500
January 1, 2001...................................    22,500        357,500             500
July 1, 2001......................................    37,500        320,000             500
January 1, 2002...................................    35,000        285,000             500
July 1, 2002......................................    47,500        237,500             500
January 1, 2003...................................    47,500        190,000             500
July 1, 2003......................................    47,500        142,500             500
January 1, 2004...................................    47,500         95,000             500
July 1, 2004......................................    95,000            -0-         107,250
January 1, 2005...................................                                  107,250
                                                      ------                        -------
          Total Reductions........................  $475,000                       $220,000
                                                      ======                        =======

     Security; Guaranty. The obligations of the Operating Partnership under the Bank Facility are secured by a first priority pledge of the capital stock and/or partnership interests of the Operating Partnership and its subsidiaries, a negative pledge on other assets of the Operating Partnership and its Restricted Subsidiaries and a pledge of any inter-company notes. The obligations of the Operating Partnership under the Bank Facility are guaranteed by the Operating Partnership and its Restricted Subsidiaries.

     Interest. At the Operating Partnership's election, the interest rates per annum applicable to the Revolving Credit Facility and the Term Loan will be a fluctuating rate of interest measured by reference either to (i) an adjusted LIBOR plus a borrowing margin or (ii) the base rate of the administrative agent for the Bank Facility (the "ABR") (which is based on the administrative agent's published prime rate) plus a borrowing margin. The applicable borrowing margin for the Revolving Credit Facility will range from LIBOR plus 0.75% to LIBOR plus 1.75% or ABR to ABR plus 0.50%, based upon the Operating Partnership's senior leverage ratio. The applicable borrowing rate for the Term Loan is LIBOR plus 2.375% or ABR plus 1.125%.

     Fees. The Operating Partnership has agreed to pay certain fees with respect to the Bank Facility including (i) commitment fees of 0.375% per annum on the unused portion of the Revolving Credit Facility when the senior leverage ratio is greater than 4.0:1.0 and 0.25% when the senior leverage ratio is less than or equal to 4.0:1.0, (ii) upfront facility fees and (iii) agent, arrangement and other similar fees.

     Covenants. The Bank Facility prohibits the Operating Partnership from, among other things, (i) having a senior leverage ratio at closing in excess of 5.75:1, declining as follows: 5.5:1.0 from January 1, 1997 through December 31, 1997; 5.25:1.0 from January 1, 1998 through June 30, 1998; 5.0:1.0 from July 1,
1998 through June 30, 1999; 4.75:1.0 from July 1, 1999 through December 31, 1999; 4.5:1.0 from January 1, 2000 through June 30, 2000; 4.0:1.0 from July 1,
2000 through June 30, 2001; and 3.75: 1.0 from July 1, 2001 and thereafter, (ii) having an interest coverage ratio of less than 2.0:1.0 through December 31, 2000, less than 2.25: 1.0 from January 1, 2001 through December 31, 2001 and less than 2.5:1.0 from January 1, 2002 and thereafter, and (iii) having a ratio of annualized cash flow to pro forma debt service for any fiscal quarter of less than 1.10. In addition, the Bank Facility contains certain restrictions on the Company and its Restricted Subsidiaries with respect to, among other things, maintenance of ownership, the payment of distributions, the repurchase of stock, the making of Restricted Payments, the making of investments, the creation of liens, certain asset sales, guarantees, capital expenditures, management fees, lines of business, hedging arrangements satisfactory to the Arranging Agents, transactions with affiliates, the disposition of certain securities of its Restricted Subsidiaries, and mergers and consolidations. With respect to restrictions on the payment of distributions, the Bank Facility permits the Operating Partnership to make distributions to ICP-IV sufficient to pay interest on the Notes commencing February 1, 2000 provided there is no default or Event of Default (as defined therein). The Bank Facility also contains customary events of default, including, but not limited to payment, misrepresentation, covenant compliance, bankruptcy and judgment. In addition, it will be an event of default if TCI does not own beneficially 35.0% or more of ICP-IV's non-preferred partnership interests.

DESCRIPTION OF PREFERRED EQUITY INTERESTS

     Preferred Limited Partner Interest. Pursuant to the terms of the IPWT Contribution Agreement, GECC holds a $25.0 million Preferred Limited Partner Interest in ICP-IV. Under the terms of the Partnership Agreement, GECC is entitled, as the Preferred Limited Partner, to a first priority in any distributions in repayment of its initial capital contribution of $25.0 million, and a preferred return of 11.75%, per annum, compounded semiannually, of its capital contribution. ICP-IV does not expect to make distributions on its preferred equity interest prior to substantial sales of assets. As the Preferred Limited Partner, GECC is not entitled to consent, except on those matters required by law or that require unanimous consent of the limited partners of ICP-IV.

     RMG Redeemable Preferred Stock. In conjunction with the acquisition of RMH, a subsidiary of TCI received $12.0 million in RMH Redeemable Preferred Stock. The RMH Redeemable Preferred Stock has an annual dividend of 10.0% and participates in any dividends paid on the common stock based on a rate of 10.0% of the dividend paid per share on the common stock. The RMH Redeemable Preferred Stock bears a liquidation preference of $12.0 million plus any accrued but unpaid dividends at the time of liquidation (the "Liquidation Preference") and is mandatorily redeemable on September 30, 2006 at the Liquidation Preference. If RMH does not satisfy its mandatory redemption requirements in full, the holder of the RMH Redeemable Preferred Stock shall have the right on or after March 31, 2007 to cause the holder of the RMH Class A Common Stock to purchase any unredeemed RMH Redeemable Preferred Stock at the Liquidation Preference. RMH also has the right, but not the obligation, to redeem in whole or in part the RMH Redeemable Preferred Stock at the Liquidation Preference on or after September 30, 2001. RMH has merged with and into RMG, with RMG as the surviving corporation. As a result of the merger the RMH Redeemable Preferred Stock has been converted into RMG mandatorily redeemable preferred stock with the same terms.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Old Notes were issued and the Exchange Notes will be issued pursuant to the Indenture among ICP-IV, IPCC, and the Bank of New York, N.A., as trustee (the "Trustee"). The Notes will be secured by a portion of the proceeds of the Private Offering pursuant to the pledge and escrow agreement, dated as of July 30, 1996 (the "Pledge Agreement"), between ICP-IV and The Bank of New York, N.A., as collateral agent (the "Collateral Agent"). The Old Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. See "The Exchange Offer -- Purpose and Effect of the Exchange Offer."

     The terms of the Notes include those stated in the Indenture and the Pledge Agreement and those made part of the Indenture and the Pledge Agreement by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture, the Pledge Agreement and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture, the Pledge Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture, the Pledge Agreement and the Registration Rights Agreement, including the definitions therein of certain terms used below. Copies of the Indenture, the Pledge Agreement and the Registration Rights Agreement are available as set forth below under "-- Additional Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     All of ICP-IV's Subsidiaries (as defined herein) are Restricted Subsidiaries (as defined herein). Under certain circumstances, ICP-IV will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries (as defined herein). See "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

RANKING

     The Notes will be general obligations of the Issuers ranking senior to all future subordinated Indebtedness (as defined herein) of ICP-IV, if any, and pari passu with all future senior unsecured Indebtedness of ICP-IV, if any. The Notes will not be guaranteed by any of ICP-IV's Subsidiaries.

     IPCC has no substantial assets and no operations of any kind and the Indenture will limit IPCC's ability to acquire or hold any significant assets or other properties or engage in any business activities. See "-- Certain
Covenants -- Limitation on Conduct of IPCC."

STRUCTURAL SUBORDINATION

     ICP-IV's operations are conducted through its direct and indirect Subsidiaries. As a holding company, ICP-IV has no independent operations and, therefore, is dependent on the dividends and distributions from its Subsidiaries and other entities to meet its own obligations, including the Obligations (as defined herein) under the Notes. Because ICP-IV's Subsidiaries will not guarantee the payment of principal of and interest on the Notes, the indirect claims of Holders of the Notes effectively will be subordinated to the claims of creditors of such Subsidiaries, including all borrowings under the Bank Facility, which borrowings are secured by substantially all of ICP-IV's assets. As of September 30, 1996 the total Indebtedness of ICP-IV's Subsidiaries (including obligations under the Bank Facility) that is structurally senior to the Notes, on an aggregate basis, was approximately $545.0 million and the total trade payables and other liabilities of ICP-IV's Subsidiaries was approximately $60.9 million, including $12.1 million in RMH Redeemable Preferred Stock. ICP-IV's ability to obtain access to the cash flow of its Subsidiaries will be severely limited by the provisions of the Bank Facility. See "Risk
Factors -- Holding Company Structure; Structural Subordination."

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be general obligations of ICP-IV, limited in aggregate principal amount at maturity to $292.0 million and will mature on August 1, 2006. Interest on the Notes will accrue at the rate per annum set forth on the cover page of this Prospectus and will be payable in cash semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 1997, to Holders of record on the immediately preceding January 15 and July 15, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of ICP-IV maintained for such purpose within the City and State of New York or, at the option of ICP-IV, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to the Global Note (as defined herein) and Certificated Securities (as defined herein), the Holders of which have given wire transfer instructions to ICP-IV at least 10 business days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by ICP-IV, ICP-IV's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in minimum denominations of $1,000 and integral multiples thereof.

SECURITY

     ICP-IV purchased and pledged to the Trustee for the benefit of the Holders of the Notes Pledged Securities consisting of U.S. government securities in the amount of $88.8 million which is sufficient upon receipt of scheduled interest and principal payments of such securities, in the opinion of a nationally recognized firm of independent public accountants selected by ICP-IV, to provide for payment in full of the first six scheduled interest payments due on the Notes. The Pledged Securities were pledged by ICP-IV to the Trustee for the benefit of the Holders of Notes pursuant to the Pledge Agreement and are held by the Trustee in the Pledge Account (as defined herein). Pursuant to the Pledge Agreement, immediately prior to an interest payment date on the Notes, ICP-IV may either deposit with the Trustee from funds otherwise available to ICP-IV cash sufficient to pay the interest scheduled to be paid on such date or ICP-IV may direct the Trustee to release from the Pledge Account proceeds sufficient to pay interest then due. In the event that ICP-IV exercises the former option, the Pledge Agreement provides that ICP-IV may thereafter direct the Trustee to release to ICP-IV proceeds or Pledged Securities from the Pledge Account in like amount. A failure by the Issuers to pay interest on the Notes in a timely manner through August 1, 1999 will constitute an immediate Event of Default under the Indenture, with no grace or cure period.

     Interest earned on the Pledged Securities will be added to the Pledge Account. In the event that the funds or Pledged Securities held in the Pledge Account exceed the amount sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by ICP-IV, to provide for payment in full of the first six scheduled interest payments due on the Notes (or, in the event an interest payment or payments have been made, an amount sufficient to provide for payment in full of any interest payments remaining, up to and including the sixth scheduled interest payment), the Trustee is permitted to release to ICP-IV at ICP-IV's request any such excess amount. The Notes are secured by a first priority security interest in the Pledged Securities and in the Pledge Account and, accordingly, the Pledged Securities and the Pledge Account also secure repayment of the principal amount of the Notes to the extent of such security. At any time while the Pledge Agreement is in force, the Pledge Agreement allows ICP-IV to substitute Marketable Securities (as defined in the Indenture) for the U.S. government securities originally pledged as collateral; provided, however, that the Marketable Securities so substituted must have a fair market value (measured at the date of substitution), in the opinion of a nationally recognized firm of independent public accountants selected by the Company, at least equal to 125.0% of the amount of any of the first six scheduled interest payments on the Notes that are unpaid (or the pro rata portion of such interest payments equal to the percentage of such interest payments to be secured by such Marketable Securities) as of the date such

Marketable Securities are proposed to be substituted as security for the Company's obligation under the Pledge Agreement.

     Under the Pledge Agreement, assuming that the Issuers make the first six scheduled interest payments on the Notes in a timely manner, all of the Pledged Securities will have been released from the Pledge Account and thereafter the Notes will be unsecured.

OPTIONAL REDEMPTION

     Except as described below, the Notes will not be redeemable at ICP-IV's option prior to August 1, 2001. Thereafter, the Notes will be subject to redemption at the option of ICP-IV at any time, in whole or in part, upon not less than 30 nor more than 60 days' written notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of each of the years indicated below:

                                       YEAR                                 PERCENTAGE
        ------------------------------------------------------------------  ----------
        2001..............................................................    105.625%
        2002..............................................................    103.750%
        2003..............................................................    101.875%
        2004 and thereafter...............................................    100.000%

     In the event of a Public Equity Offering or a Strategic Equity Investment prior to August 1, 1999, ICP-IV may use the proceeds therefrom to redeem up to 35.0% of the aggregate principal amount of Notes originally issued at a redemption price equal to 111.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption, provided, however, that at least 65.0% of the aggregate principal amount of Notes originally issued remains outstanding following such redemption and, provided further, that such redemption occurs within 90 days of the closing of such Public Equity Offering or Strategic Equity Investment.

MANDATORY REDEMPTION

     ICP-IV will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee as provided in the Indenture in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on the Notes or portions of them called for redemption.

CHANGE OF CONTROL OFFER

     The Indenture provides that, within 30 days of the occurrence of a Change of Control with respect to the Notes, ICP-IV will notify the Trustee in writing of such occurrence and will make an offer to purchase (a "Change of Control Offer") the Notes at a purchase price equal to 101.0% of the principal amount thereof plus any accrued and unpaid interest and Liquidated Damages thereon, if any, to the Change of Control

Payment Date (as defined herein) (the "Change of Control Purchase Price"), in accordance with the procedures set forth in the Indenture.

     Within 50 days of the occurrence of a Change of Control with respect to the Notes, ICP-IV also will (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each registered Holder of Notes, at his address appearing in the register of the Notes maintained by the Registrar, a notice stating:

     (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, subject to the terms and conditions set forth herein;

     (2) the Change of Control Purchase Price and the purchase date (which shall be a business day no earlier than 30 days and no later than 60 days after the date on which such notice is mailed) (the "Change of Control Payment Date");

     (3) that any Note not tendered will continue to accrue interest;

     (4) that unless ICP-IV defaults in the payment of the Change of Control Purchase Price, any such Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

     (5) that Holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes to the paying agent at the address specified in the notice prior to the close of business on the business day preceding the Change of Control Payment Date;

     (6) that Holders will be entitled to withdraw their acceptance if the paying agent receives, not later than the close of business on the third business day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of such Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased;

     (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof; and

     (8) any other procedures that a Holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance.

     On the Change of Control Payment Date, ICP-IV will (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer,
(ii) deposit with the paying agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate (as defined herein) indicating the Notes or portions thereof tendered to ICP-IV. The paying agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will promptly authenticate and mail to such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

     The Issuers have agreed to comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Issuers have agreed to comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the covenant described hereunder by virtue thereof.

     ICP-IV will not be required to make a Change of Control Offer upon the occurrence of a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require ICP-IV to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Bank Facility currently prohibits, and future Indebtedness of ICP-IV or its Subsidiaries may also prohibit, the repurchase of Notes upon the occurrence of a Change of Control. Further, the Bank Facility does not permit ICP-IV's Subsidiaries to pay dividends or distributions to ICP-IV in an amount that would be sufficient to permit ICP-IV to honor its obligations under the Change of Control covenant. See "Risk Factors -- Holding Company Structure; Structural Subordination." Moreover, the exercise by the Holders of the Notes of their right to require ICP-IV to repurchase the Notes could cause a default under the terms of the agreements governing other Indebtedness of ICP-IV or its Subsidiaries, even if the Change of Control itself does not, due to the financial effect of such repurchase obligation on ICP-IV. Finally, ICP-IV's ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by ICP-IV's then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of ICP-IV and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require ICP-IV to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of ICP-IV and its Subsidiaries taken as a whole to another Person (as defined herein) or group may be uncertain.

CERTAIN COVENANTS

     Set forth below are certain covenants contained in the Indenture. The Indenture provides that if, at any time, (i) the ratings assigned to the Notes issued under the Indenture by both of the Rating Agencies (as defined herein) are Investment Grade Ratings and (ii) no Default has occurred and is continuing under such Indenture, ICP-IV and its Restricted Subsidiaries will thereafter cease to be subject to the provisions of the Indenture described herein under the captions "-- Limitation on Restricted Payments," "-- Limitation on Incurrence of Indebtedness and Issuance of Preferred Equity," "-- Limitation on Asset Sales," "-- Dividend and Other Payment Restrictions Affecting Subsidiaries," "-- Limitation on Transactions with Affiliates," "-- Designation of Restricted and Unrestricted Subsidiaries" and clause (iv) of "-- Merger, Consolidation and Sale of Assets" (collectively, the "Suspended Covenants"). In the event that ICP-IV and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any period of time as a result of the preceding sentence and, subsequently, one or both Ratings Agencies withdraws its ratings or downgrades the ratings assigned to such Notes below the required Investment Grade Ratings, then ICP-IV and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants for the benefit of such Notes and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described below under "-- Limitation on Restricted Payments" as if such covenant had been in effect during the entire period of time from the Issue Date.

     Limitation on Restricted Payments. The Indenture provides that ICP-IV will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Equity Interests (as defined herein) of ICP-IV or any of its Restricted Subsidiaries (including, without limitation, any payment in connection with any merger or consolidation) or to the direct or indirect holders of the Equity Interests of ICP-IV or any of its Restricted

Subsidiaries in their capacity as such, other than dividends or distributions of Equity Interests (other than Disqualified Stock (as defined herein)) of ICP-IV or dividends or distributions payable to ICP-IV or any Restricted Subsidiary of ICP-IV; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of ICP-IV or any Affiliate of ICP-IV; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except at final maturity; (iv) make any Restricted Investment (as defined herein) or (v) designate any Restricted Subsidiary to be an Unrestricted Subsidiary (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

     (b) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made after the Closing Date (excluding those permitted by clauses (x), (y) and (z) of the following paragraph) would exceed, at the date of determination, an amount equal to the sum of (1) the excess of (A) Cumulative EBITDA (as defined herein) from the Closing Date (as defined herein) to the end of ICP-IV's most recently ended full fiscal quarter for which consolidated financial statements are available, taken as a single accounting period, over (B) the product of 1.2 times the Company's Cumulative Interest Expense (as defined herein) from the Closing Date to the end of ICP-IV's most recently ended full fiscal quarter for which consolidated financial statements are available, taken as a single accounting period, plus (2) Capital Stock Proceeds (as defined herein), plus (3) to the extent that any Restricted Investment that was made after the Closing Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (4) $10.0 million; and

     (c) ICP-IV would, immediately after giving effect to such Restricted Payment as if the same had occurred at the beginning of the most recently ended full fiscal quarter of ICP-IV for which consolidated financial statements are available, have been permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Debt (as defined herein)) pursuant to the covenant described below under the caption "-- Limitation on Incurrence of Indebtedness and Issuance of Preferred Equity."

     Provided that no Event of Default shall have occurred and be continuing, the foregoing provisions will not prohibit: (v) quarterly distributions in respect of partners' income tax liability in an amount not to exceed the Tax Amount (as defined herein); (w) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (x) the payment of in-kind dividends on the RMH Redeemable Preferred Stock in accordance with the terms thereof as in effect on the Closing Date; (y) the redemption, repurchase, retirement or other acquisition of any Equity Interests of ICP-IV in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of ICP-IV) of other Equity Interests of ICP-IV (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (b)(2) of the preceding paragraph; and (z) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Debt (as defined herein) or the substantially concurrent sale (other than to a Subsidiary of ICP-IV) of Equity Interests of ICP-IV (other than Disqualified Stock), provided that the amount of any such net cash proceeds from sales of Equity Interests that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (b)(2) of the preceding paragraph.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors (as defined herein) set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by ICP-IV or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, ICP-IV will deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described herein under the caption "Restricted Payments" were computed, which calculations may be based upon ICP-IV's most recently available financial statements.

     Limitation on Incurrence of Indebtedness and Issuance of Preferred
Equity. The Indenture provides that ICP-IV will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt (as defined herein)) and that ICP-IV will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Equity, except the RMH Redeemable Preferred Stock in an amount up to $12.0 million as of the date of the Indenture; provided, however, that ICP-IV or any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) and ICP-IV may issue Disqualified Stock if ICP-IV's Leverage Ratio at the time of incurrence of such Indebtedness or issuance of such Disqualified Stock, as applicable, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended full fiscal quarter of ICP-IV for which consolidated financial statements are available, would have been no greater than 8.0 to 1.0 if before January 1, 1998 or 7.5 to 1.0 if on or after January 1, 1998.

     The foregoing provisions will not apply to the incurrence of any of the following Indebtedness (collectively, "Permitted Debt"):

          (i) the incurrence by ICP-IV and its Restricted Subsidiaries of Indebtedness (including all Obligations with respect thereto) under the Revolving Credit Facility in an aggregate principal amount of up to $475.0 million with letters of credit being deemed to have a principal amount equal to the maximum potential liability thereunder and less the aggregate amount of all repayments of principal under the Revolving Credit Facility, optional or mandatory (other than repayments that are immediately reborrowed), that have been made since the Closing Date;

          (ii) the incurrence by ICP-IV and its Restricted Subsidiaries of the Notes and the Indebtedness outstanding on the Closing Date, including, without limitation, the Term Loan;

          (iii) the incurrence by ICP-IV or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred;

          (iv) the incurrence by ICP-IV or any of its Restricted Subsidiaries of intercompany Indebtedness between or among ICP-IV and any of its Restricted Subsidiaries; provided, however, that (i) if ICP-IV is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to all of the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests (as defined herein) that results in any such Indebtedness being held by a Person other than ICP-IV or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either ICP-IV or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by ICP-IV or such Restricted Subsidiary, as the case may be;

          (v) the incurrence by ICP-IV or any of its Restricted Subsidiaries of Hedging Obligations (as defined herein) that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

          (vi) the incurrence by ICP-IV's Unrestricted Subsidiaries of Non-Recourse Debt (as defined herein), provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of ICP-IV; and

          (vii) the incurrence by ICP-IV or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $25.0 million.

     Limitation on Asset Sales. The Indenture provides that ICP-IV will not, and will not permit any Restricted Subsidiary to, make any Asset Sale (as defined herein) unless: (i) ICP-IV or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as evidenced by a resolution of ICP-IV's Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets, or other property issued or sold or otherwise disposed of in the Asset Sale; and (ii) at least 75.0% of such consideration is in the form of cash or Cash Equivalents (as defined herein).

     Notwithstanding the immediately preceding paragraph, ICP-IV and its Restricted Subsidiaries are permitted to consummate an Asset Sale without complying with such paragraph if (i) ICP-IV or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of (as evidenced by a resolution of ICP-IV's Board of Directors set forth in an Officers' Certificate delivered to the Trustee), and (ii) at least 75.0% of the consideration for such Asset Sale constitutes assets or other property of a kind usable by ICP-IV and its Restricted Subsidiaries in the business of ICP-IV and its Restricted Subsidiaries as conducted by ICP-IV and its Restricted Subsidiaries on the Closing Date; provided that any consideration not constituting assets or property of a kind usable by ICP-IV and its Restricted Subsidiaries in the business conducted by them on the date of such Asset Sale received by ICP-IV or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Proceeds (as defined herein) subject to the provisions of the two succeeding paragraphs.

     Within 180 days after any Asset Sale, ICP-IV may elect to apply the Net Proceeds from such Asset Sale to (a) permanently reduce any Indebtedness of any Restricted Subsidiary of ICP-IV under the Bank Facility and/or (b) commit in writing to the Trustee to make an investment in or acquire assets or property of a kind usable by ICP-IV and its Restricted Subsidiaries in the business conducted by them on the date of such Asset Sale or a business reasonably related thereto and consummate such investment or acquisition within 360 days after such Asset Sale, provided, however, that if at any time any non-cash consideration received by ICP-IV or any Restricted Subsidiary of ICP-IV, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such cash will be deemed to constitute Net Proceeds and will be required to be applied in accordance with clauses (a) and/or (b) above. Pending the final application of any such Net Proceeds, ICP-IV may temporarily invest such Net Proceeds in any manner permitted by the Indenture. Any Net Proceeds from an Asset Sale not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

     The Indenture provides that, as soon as practical, but in no event later than 180 days after any date that the aggregate amount of Excess Proceeds exceeds $5.0 million (an "Asset Sale Offer Trigger Date"), ICP-IV will commence an offer to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds (an "Asset Sale Offer"). Any Notes to be purchased pursuant to an Asset Sale Offer will be purchased pro rata based on the aggregate principal amount of Notes outstanding and all Notes will be purchased at an offer price in cash in an amount equal to 100.0% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase in accordance with the procedures set forth in the Indenture. To the extent that any Excess Proceeds remain after completion of an Asset Sale Offer, ICP-IV may use the remaining amount for general corporate purposes and the amount of Excess Proceeds will be reset at zero.

     The Indenture provides that, within 10 days following any Asset Sale Offer Trigger Date, ICP-IV will mail to each Holder of Notes at such Holder's registered address a notice stating: (i) that an Asset Sale Trigger Date has occurred and that ICP-IV is offering to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100.0% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, which date of purchase (the "Asset Sale Offer Purchase Date") will be a business day, specified in such notice, that is not earlier than 30 days nor later than 60 days from the date such notice is mailed; (ii) the amount of accrued and unpaid interest, if any, as of the Asset Sale Offer Purchase Date;
(iii) that any Note subject to the Asset Sale Offer not tendered will continue to accrue interest; (iv) that, unless ICP-IV defaults in the payment of the purchase price for the Notes payable pursuant to the Asset Sale

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Offer, any such Notes accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Asset Sale Offer Purchase Date; (v) the procedures, consistent with the Indenture, to be followed by a Holder of Notes subject to the Asset Sale Offer in order to accept such Asset Sale Offer or to withdraw such acceptance; and (vi) such other information as may be required by the Indenture and applicable laws and regulations.

     On the Asset Sale Offer Purchase Date, ICP-IV will: (i) accept for payment the maximum principal amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer that can be purchased out of the Excess Proceeds; (ii) deposit with the paying agent the aggregate purchase price of all Notes or portions thereof accepted for payment; and (iii) deliver or cause to be delivered to the Trustee all Notes tendered pursuant to the Asset Sale Offer. If less than all of the Notes tendered pursuant to the Asset Sale Offer are accepted for payment by ICP-IV for any reason consistent with the Indenture, selection of the Notes to be purchased by ICP-IV will be in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate; provided that Notes accepted for payment in part will only be purchased in integral multiples of $1,000. The paying agent will promptly mail to each Holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes and the Trustee will promptly authenticate and mail to any such Holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part will be promptly returned to the Holder of such Note. ICP-IV will announce the results of the Asset Sale Offer to Holders of the Notes on or as soon as practicable after the Asset Sale Offer Purchase Date. The Issuers have agreed to comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act, and any other securities laws or regulations, in connection with any Asset Sale Offer.

     The Bank Facility currently prohibits, and future Indebtedness of ICP-IV or its Subsidiaries may also prohibit, the repurchase of Notes upon the occurrence of an Asset Sale. Further, the Bank Facility does not permit ICP-IV's Subsidiaries to pay dividends to ICP-IV in an amount that would be sufficient to permit ICP-IV to honor its obligations under the Asset Sale covenant. See "Risk Factors -- Holding Company Structure; Structural Subordination." Moreover, ICP-IV's obligation to repurchase Notes under the Asset Sale covenant could cause a default under the terms of the agreements governing other Indebtedness of ICP-IV or its Subsidiaries, even if the Asset Sale does not, due to the financial effect of such repurchase obligation on ICP-IV. Finally, ICP-IV's ability to pay cash to the Holders of Notes following the occurrence of an Asset Sale may be limited by ICP-IV's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     Limitation on Liens. The Indenture provides that ICP-IV will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (as defined herein) (other than Permitted Liens (as defined herein)) upon any of its Property, or the Property of such Subsidiaries whether now owned or hereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective a provision whereby all payments due under the Indenture and the Notes will be secured by such Lien equally and ratably with (or prior to) all other Indebtedness of ICP-IV or such Subsidiary secured by such Lien for so long as any such other Indebtedness of ICP-IV or such Subsidiary shall be so secured.

     Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that ICP-IV will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to: (i)(a) pay dividends or make any other distributions to ICP-IV or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to ICP-IV or any of its Restricted Subsidiaries; (ii) make loans or advances to ICP-IV or any of its Restricted Subsidiaries; or (iii) transfer any of its properties or assets to ICP-IV or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Indebtedness as in effect on the Closing Date, (b) the Bank Facility as in effect as of the Closing Date, and any amendments, modifications, restatements, renewals, increases, supplements,

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refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Bank
Facility as in effect on the Closing Date, (c) the Indenture and the Notes, (d) applicable law, (e) any other Indebtedness permitted by the terms of the Indenture to be incurred, provided that the restrictions contained in the agreements governing such other Indebtedness are no more restrictive than those contained in the Bank Facility, (f) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, or (g) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

     Limitation on Transactions with Affiliates. The Indenture provides that ICP-IV will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate (an "Affiliate Transaction") unless:
(i) the terms of such Affiliate Transaction are in writing; (ii) such Affiliate Transaction is in the best interest of ICP-IV or such Restricted Subsidiary, as the case may be; (iii) such Affiliate Transaction is on terms at least as favorable to ICP-IV or such Restricted Subsidiary, as the case may be, as those that could be obtained at the time of such Affiliate Transaction for a similar transaction in arms-length dealings with a Person who is not such an Affiliate;
(iv) with respect to each Affiliate Transaction involving aggregate payments or consideration in excess of $5.0 million, ICP-IV delivers to the Trustee an Officers' Certificate certifying that such Affiliate Transaction was approved by an Executive Officer (as defined herein) of ICP-IV and that such Affiliate Transaction complies with clauses (ii) and (iii) of this paragraph; and (v) with respect to each Affiliate Transaction involving aggregate payments or consideration in excess of $25.0 million, ICP-IV delivers to the Trustee, in addition to those documents required by clause (iv) of this paragraph, an opinion letter from an Independent Appraiser (as defined herein) to the effect that such Affiliate Transaction is fair to the Holders from a financial point of view.

     Notwithstanding the foregoing limitation, ICP-IV may enter into or suffer to exist the following: (i) any transaction pursuant to any contract in existence on the Closing Date in accordance with the terms thereof as in effect on the Closing Date, including contracts for the acquisition of cable television programming and renewals, extensions and replacements thereof on terms no less favorable to ICP-IV and its Restricted Subsidiaries than those in effect on the Closing Date; (ii) any Restricted Payment permitted to be made pursuant to the covenant described above under the caption "-- Limitation on Restricted Payments"; (iii) any transaction or series of transactions between ICP-IV and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries (provided that no more than 10.0% of the equity interest in any of such Restricted Subsidiaries is owned by an Affiliate that is not itself a Restricted Subsidiary); (iv) the payment of compensation (including, amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of ICP-IV or any of its Restricted Subsidiaries, or any consultant or advisor thereto, so long as the Board of Directors of ICP-IV in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor; (v) any sale of Equity Interests of ICP-IV; and (vi) the D.D. Cable Transactions.

     Designation of Restricted and Unrestricted Subsidiaries. The Indenture provides that the Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary at any time; provided, however, that immediately after giving effect to such designation on a pro forma basis as if the same had occurred at the beginning of the most recently ended full fiscal quarter of ICP-IV for which consolidated financial statements are available, (i) ICP-IV would be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the covenant described above under the heading "Limitation on Incurrence of Indebtedness or Issuance of Preferred Stock," (ii) there exist no Liens (other than Permitted Liens) on the Property of ICP-IV or its Restricted Subsidiaries and (iii) an Officers' Certificate with respect to such designation is delivered to the Trustee within 75 days after the end of the fiscal quarter of ICP-IV in which such designation is made (or, in the case of a designation made during the last fiscal quarter of ICP-IV's fiscal year, within 120 days after the end of such fiscal year), which Officers'

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

Certificate states the effective date of such designation; and provided, further, that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of ICP-IV of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if no Default or Event of Default would be in existence following such designation.

     The Board of Directors may designate any Restricted Subsidiary, other than IPCC, to be an Unrestricted Subsidiary if such designation would not cause a Default; provided, however, that immediately after giving effect to such designation on a pro forma basis, ICP-IV would be in compliance with the covenant described above under the caption "-- Limitation on Restricted Payments." For purposes of making such determination, all outstanding Investments by ICP-IV and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated, whether made before or after the Closing Date, will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (i) the net book value of such Investments at the time of such designation, (ii) the fair market value of such Investments at the time of such designation and (iii) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     Payments for Consent. The Indenture provides that neither ICP-IV nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Note for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     Merger, Consolidation and Sale of Assets. The Indenture provides that ICP-IV may not consolidate with or merge with or into, or convey, sell, transfer, lease or otherwise dispose of all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) ICP-IV will be the surviving Person (the "Surviving Person"), or the Surviving Person (if other than ICP-IV) formed by such consolidation or into which ICP-IV is merged or to which the assets of ICP-IV are transferred, will be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) the Surviving Person (if other than ICP-IV) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of ICP-IV under the Notes and such supplemental indenture, and the obligations under the Indenture will remain in full force and effect; (iii) immediately before and immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing; and (iv) immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the most recently ended full fiscal quarter of ICP-IV for which consolidated financial statements are available (including any Indebtedness incurred or anticipated to be incurred in connection with such transaction or series of transactions), the Surviving Person would be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Debt).

     In connection with any consolidation, merger or transfer contemplated by this provision, ICP-IV will deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent in the Indenture provided for relating to such transaction or transactions have been complied with.

     Notwithstanding the foregoing, ICP-IV is permitted to reorganize as a corporation in accordance with the procedures established in the Indenture, provided that ICP-IV shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that such reorganization is not adverse to Holders of the Notes (it being recognized that such reorganization shall not be deemed adverse to the Holders of the Notes solely because (i) of the accrual of deferred tax liabilities resulting from such reorganization or (ii) the successor or surviving corporation (a) is subject to income tax as a corporate entity

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or (b) is considered to be an "includible corporation" of an affiliated group of corporations within the meaning of the Code or any similar state or local law).

     Ownership of the Operating Partnership. The Indenture provides that ICP-IV will continue to own at least 99.99% of the outstanding Equity Interests of the Operating Partnership or any successor to all or substantially all of the Operating Partnership's assets.

     Limitation on Conduct of IPCC. The Indenture provides that IPCC may not acquire or hold any significant assets or other properties or engage in any business activities; provided that IPCC may be a co-obligor with respect to Indebtedness if ICP-IV is a primary obligor or guarantor with respect to such Indebtedness and the net proceeds of such Indebtedness are loaned to ICP-IV.

     Reports. The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, ICP-IV will furnish the following to the Trustee and to the Holders of Notes: (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if ICP-IV were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of ICP-IV and its Restricted Subsidiaries and, with respect to the annual information only, a report thereon by ICP-IV's certified independent accountants; and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if ICP-IV were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, ICP-IV will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, for so long as any of the Notes remain outstanding, each of the Issuers has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT

     The Indenture provides that each of the following constitutes an Event of
Default: (i) (a) default in the payment when due of interest on the Notes on any day on or prior to August 1, 1999, or (b) default for 30 days in the payment when due of interest on the Notes on any day thereafter; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by ICP-IV for 30 days after notice from the Trustee or the Holders of at least 25.0% in principal amount of the then outstanding Notes to comply with any of its covenants or agreements in the Indenture or the Notes; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by ICP-IV or any of its Restricted Subsidiaries (or the payment of which is guaranteed by ICP-IV or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Closing Date, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more, which Payment Default shall not be cured or waived, or which acceleration shall not be rescinded or annulled, within 10 days after written notice thereof; (v) failure by ICP-IV or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 30 consecutive days; and (vi) certain events of bankruptcy or insolvency with respect to ICP-IV or any of its Restricted Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all such Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to ICP-IV or any of its Restricted Subsidiaries, all outstanding Notes will become due

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

and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of ICP-IV with the intention of avoiding payment of the premium that ICP-IV would have had to pay if ICP-IV then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of such Notes. If an Event of Default occurs prior to August 1, 2001 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of ICP-IV with the intention of avoiding the prohibition on redemption of the Notes prior to August 1, 2001, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of such Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Issuers will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and ICP-IV will be required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for: (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest (including Liquidated Damages) on such Notes when such payments are due from the trust referred to below; (ii) the Issuers' obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust; and
(iii) the rights, powers, trusts, duties and immunities of the Indenture. In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance"), as the case may be, and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described above under the caption "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes cash in U.S. dollars, non-callable Government Securities (as defined herein), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such outstanding Notes on the stated maturity or on the redemption date, as the case may be, and the Issuers must specify whether such Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (a) ICP-IV has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal

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

Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of such outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to the deposit by the Issuers); (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which either Issuer or any of its Restricted Subsidiaries is a party or by which either Issuer or any of its Restricted Subsidiaries is bound; (vi) the Issuers must have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion, (a) the trust funds will not be subject to rights of holders of Indebtedness other than the Notes and (b) assuming no intervening bankruptcy of either Issuer between the date of deposit and the 91st day following the deposit (assuming no Holder of Notes is an insider of either Issuer) or the day following the end of such other preference period in effect at the time of such opinion (assuming a Holder of Notes is an insider of either Issuer), as applicable, following the deposit, the trust funds will not be subject to the effects of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States or state law; (vii) each Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of Notes over the other creditors of either Issuer with the intent of defeating, hindering, delaying or defrauding creditors of either Issuer or others; and (viii) each Issuer must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Pledge Agreement or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Pledge Agreement or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes as the case may be, (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the captions
"-- Change of Control Offer" and "-- Certain

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Covenants -- Limitation on Asset Sales"); (iii) reduce the rate of or change the time for payment of interest on any Note; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes; (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the captions "-- Change of Control Offer" and "-- Certain Covenants -- Limitation on Asset Sales"); (viii) release any Collateral from the Lien created by the Pledge Agreement, except in accordance with the terms thereof; or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Issuers and the Trustee may amend or supplement the Indenture, the Pledge Agreement or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of ICP-IV's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should the Trustee become a creditor of ICP-IV, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which will not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY PROCEDURES, DELIVERY AND FORM

     All of the Notes to be resold as set forth herein will initially be issued in the form of one Global Note (the "Global Note"). Such Global Note will be deposited with, or on behalf of, the Depositary Trust Company (the "Depository") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as a "Global Note Holder").

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only thorough the Depositary's Participants or the Depositary's Indirect Participants.

     ICP-IV expects that pursuant to procedures established by the Depositary
(i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions

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of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent. The Old Notes are subject to certain other restrictions on transferability.

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Issuers nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

     Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Issuers nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, interest and Liquidated Damages, if any). The Issuers believe, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

     Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for the Notes in the form of definitive certificates ("Certificated Securities"). Upon any issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such certificated Old Notes would be subject to the legend requirements described in the Indenture. In addition, if (i) the Issuers notify the Trustee in writing that the Depositary is no longer willing or able to act as a depositary with respect to the Notes, and the Issuers are unable to locate a qualified successor within 90 days or (ii) either of the Issuers, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of the Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

     Neither the Issuers nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Issuers and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holders or the Depositary for all purposes.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture, the Pledge Agreement and the Registration Rights Agreement without charge by writing to ICP-IV at 235 Montgomery Street, Suite 420, San Francisco, California 94104,
Attn: Edon V. Hartley, Chief Financial Officer and Treasurer.

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

     Under the terms of the Indenture, under which the Old Notes were issued, and under which the Exchange Notes are to be issued, each of the Issuers has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the Holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) annual reports of ICP-IV containing audited consolidated financial statements, as well as quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year. Such reports will contain a management's discussion and analysis of financial condition and results of operation and each such annual report will include summary subscriber information. In addition, for so long as any of the Notes remain outstanding, ICP-IV has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

     The Old Notes and the Exchange Notes will be considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and repurchase offers, and for purposes of this Description of Notes (except as described below under the caption "Registration Rights; Liquidated Damages") all reference herein to "Notes" shall be deemed to refer collectively to the Notes and any New Notes, unless the context otherwise requires.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     On July 19, 1996 the Issuers and the Initial Purchasers entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuers have filed with the Commission at the Company's expense an Exchange Offer Registration Statement with respect to the Exchange Notes. Upon the effectiveness of such Exchange Offer Registration Statement, the Issuers will offer to the Holders of Transfer Restricted Securities (as defined herein) who are able to make certain representations the opportunity, pursuant to the Exchange Offer, to exchange their Transfer Restricted Securities for Exchange Notes. If (i) ICP-IV is not required to file an Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Issuers on or prior to the twentieth business day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) it is a broker-dealer and owns Old Notes acquired directly from the Issuers or an affiliate of the Issuers, the Issuers will file with the Commission a Shelf Registration Statement to cover resales of the Old Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Issuers will use their best efforts to cause the registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a Exchange Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Act.

     The Registration Rights Agreement provides that (i) the Issuers will file an Exchange Offer Registration Statement with the Commission on or prior to 45 days following the original issuance of the Old Notes, (ii) the Issuers will use their best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 120 days following the original issuance of the Old Notes, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Issuers will commence the Exchange Offer and use their best efforts to issue on or prior to 30 days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf

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

Registration Statement, the Issuers will use their best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 60 days after such obligation arises.

     If (a) the Issuers fail to file any of the Registration Statements required by the Registration Rights Agreement to be filed on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Issuers fail to consummate the Exchange Offer within 30 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Issuers will pay liquidated damages ("Liquidated Damages") to each Holder of Transfer Restricted Securities. With respect to the first 90-day period immediately following the occurrence of such Registration Default, Liquidated Damages will accrue on the Notes over and above the stated interest (in addition to the accretion of interest) at a rate of 0.50% of principal amount per annum. The amount of the Liquidated Damages will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of 1.0% per annum. All accrued Liquidated Damages will be paid semiannually by ICP-IV in cash to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by mailing checks to their registered addresses. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of Notes will be required to make certain representations to ICP-IV (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10.0% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means: (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback or similar arrangement) other than in the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of ICP-IV and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Merger, Consolidation and Sale of Assets" and not by the provisions of the Asset Sale covenant; and (ii) the issue or sale by ICP-IV or any of its Restricted Subsidiaries of Equity

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Interests of any of ICP-IV's Subsidiaries, in the case of either clause (i) or
(ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for aggregate net proceeds in excess of $1.0 million. Notwithstanding the foregoing, none of the following will be deemed to be an Asset Sale: (x) a transfer of assets by ICP-IV to a Restricted Subsidiary or by a Restricted Subsidiary to ICP-IV or to another Restricted Subsidiary; (y) an issuance of Equity Interests by a Restricted Subsidiary to ICP-IV or to another Restricted Subsidiary; or (z) any Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "-- Limitation on Restricted Payments."

     "Bank Facility" means that certain Bank Facility, dated as of the Closing Date, by and among the Operating Partnership, as borrower, and The Bank of New York, NationsBank of Texas and The Toronto Dominion Bank as arranging agents and The Bank of New York as administrative agent, providing for (i) a term loan of $220.0 million (the "Term Loan") and (ii) a revolving credit facility for up to $475.0 million (the "Revolving Credit Facility"), including, in each case, any related notes, guarantees, collateral documents and other agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Board of Directors" means (i) for so long as ICP-IV is a partnership, the managing general partner of ICP-IV and (ii) otherwise, the board of directors of ICP-IV.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means: (i) in the case of a corporation, corporate stock;
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or other membership interests; and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Capital Stock Proceeds" means an amount equal to the net cash proceeds received by ICP-IV from the sale of Equity Interests after the Closing Date (other than (i) Disqualified Stock, (ii) Equity Interests sold to any of ICP-IV's Subsidiaries and (iii) any Equity Interests issued to finance all or a portion of the cost of the Viacom Nashville Acquisition).

     "Cash Equivalents" means: (i) United States dollars; (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition; (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Bank Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above; and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and, in each case, maturing within six months after the date of acquisition.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of ICP-IV and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals and their Related Parties; (ii) the adoption of a plan relating to the liquidation or dissolution of ICP-IV; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange

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Act, except that a person will be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of Equity Interests of ICP-IV representing the right to receive more than 50.0% of the income and profits of ICP-IV; (iv) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that (a) any of the Principals or any Related Party or any person (as defined above) that includes at least one Principal or Related Party, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of Equity Interests representing the right to receive more than 50.0% of the income and profits of ICP-IV and (b) there is a Rating Decline with respect to the Notes; or (v) the first day on which TCI and its Subsidiaries fail to own, in the aggregate, Equity Interests of ICP-IV representing the right to receive more than 35.0% of the income and profits of ICP-IV.

     "Code" means the Internal Revenue Code of 1986.

     "Collateral" means cash in the Pledge Account, the Pledged Securities and the proceeds thereof.

     "Consolidated Indebtedness" means, with respect to any Person as of any date of determination, the sum of: (i) the total amount of Indebtedness of such Person and its Restricted Subsidiaries; plus (ii) the total amount of other Indebtedness shown on the balance sheet of the primary obligor on such Indebtedness, to the extent that such Indebtedness has been Guaranteed by such Person or one or more of its Restricted Subsidiaries; plus (iii) the aggregate liquidation value of all Disqualified Stock of such Person and all Preferred Equity of Restricted Subsidiaries of such Person (other than the RMH Redeemable Preferred Stock), in each case, determined on a consolidated basis in accordance with GAAP, less (iv) the fair market value of the Pledged Securities then held by the Trustee as determined in good faith by an Officer of ICP-IV.

     "Consolidated Interest Expense" means, with respect to any Person, for any period, the sum of: (i) the amount of interest in respect of Indebtedness (including amortization of original issue discount, fees payable in connection with financings, including commitment, availability and similar fees, and amortization of debt issuance costs, capitalized interest, non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under, and the net costs associated with, any Interest Rate Agreement, however denominated, with respect to such Indebtedness); (ii) the amount of Redeemable Dividends of such Person; (iii) the amount of Preferred Equity dividends in respect of all Preferred Equity of Restricted Subsidiaries held by Persons other than the referent Person or a Restricted Subsidiary thereof, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; and (iv) the interest component of rentals in respect of any Capital Lease Obligation, in each case, that was paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis in accordance with GAAP. For purposes of this definition, interest on a Capital Lease Obligation will be deemed to accrue at an interest rate reasonably determined by the referent Person to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP consistently applied.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the net income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and prior to any reduction in respect of dividends or other distributions in respect of any series of Preferred Equity of such Person, provided that such Consolidated Net Income shall exclude: (i) the net income or loss of any Person that is not a Restricted Subsidiary, except that ICP-IV's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to ICP-IV or a Restricted Subsidiary as a dividend or other distribution;
(ii) the net income or loss of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any after-tax gain or loss realized upon the sale or other disposition of any property, plant or equipment of ICP-IV or its consolidated Restricted Subsidiaries that is not sold or otherwise disposed of in the ordinary course of business and any after-tax gain

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

or loss realized upon the sale or other disposition of any Capital Stock of any Person; (iv) in the case of ICP-IV, the incurrence by ICP-IV of one-time expenses in order to conform any of the systems acquired pursuant to the Acquisitions or the Viacom Nashville Acquisition to the MIS systems of ICP-IV, provided that such one-time expenses with respect to each such acquisition are incurred within the first twelve months of the completion of such acquisition and, provided further, that such expenses do not exceed $5.0 million in the aggregate; and (v) the cumulative effect of a change in accounting principles.

     "Cumulative EBITDA" means at any date of determination the cumulative EBITDA of ICP-IV from and after the Closing Date to the end of the most recently ended full fiscal quarter of ICP-IV immediately preceding the date of determination for which consolidated financial statements are available or, if such cumulative EBITDA for such period is negative, minus the amount by which such cumulative EBITDA is less than zero.

     "Cumulative Interest Expense" means at any date of determination the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by ICP-IV from the Closing Date to the end of the most recently ended full fiscal quarter of ICP-IV immediately preceding the date of determination for which consolidated financial statements are available, determined on a consolidated basis in accordance with GAAP.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

     "EBITDA" means, with respect to any Person for any period, an amount equal to: (i) the sum (without duplication) of (a) Consolidated Net Income for such period; plus (b) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under sub-clause (a) hereof; (c) Consolidated Interest Expense for such period; (d) depreciation for such period on a consolidated basis; (e) amortization of intangibles for such period on a consolidated basis; (f) any other non-cash items reducing Consolidated Net Income for such period; and (g) any expense resulting from an extraordinary item; minus (ii) (a) all non-cash items increasing Consolidated Net Income for such period (other than any non-cash charge that represents an accrual or reserve in respect of a cash payment in a future period), and (b) any item of revenue or gain attributable to an extraordinary item, all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied, except that with respect to ICP-IV each of the foregoing items will be determined on a consolidated basis with respect to ICP-IV and its Restricted Subsidiaries only.

     "Eligible Institution" means a commercial banking institution that has combined capital and surplus of not less than $500.0 million or its equivalent in foreign currency, whose debt (or the debt of whose holding company) is rated "A" (or higher) according to Standard and Poor's Rating Group or "A2" (or higher) by Moody's Investors Service, Inc. at the time as of which any investment or rollover therein is made.

     "Equity Interests" means, collectively, Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Equity Market Capitalization" means, with respect to any Person, the aggregate market value of the outstanding Equity Interests (other than Preferred Equity and excluding any such Equity Interests held in treasury by such Person) of such Person. For purposes of this definition, the "market value" of any such Equity Interests will be: (i) the average of the high and low sale prices, or if no sales are reported, the average of the closing bid and ask prices, as reported in the composite transactions or the principal national securities exchange on which such Equity Interest is listed or admitted to trading or, if such Equity Interest is not listed or admitted to trading on a national securities exchange, as reported by Nasdaq for each trading day in a 20-consecutive-day period ending not more than 45 days prior to the date such Person commits to make an

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investment in the Equity Interest of ICP-IV; or (ii) if such Equity Interest is not listed as admitted for trading on any national securities exchange or Nasdaq, the fair market value of the common equity capital of such Person as determined by the written opinion of an investment banking firm of national standing delivered to the Trustee.

     "Executive Officer" means, for any Person, the chief financial officer, chief operating officer or chief executive officer of such Person.

     "fair market value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and a willing buyer under no compulsion to buy; provided, that with respect to the Pledged Securities, the fair market value thereof shall be net of the accrued and unpaid interest, if any, on the Notes.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, that is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute subscriber advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included: (i) any Capital Lease Obligations; (ii) Indebtedness of any other Person secured by a Lien to which the property or assets owned or held by the referent person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such property or assets or the amount of the Indebtedness so secured); (iii) Guarantees of Indebtedness of any other Person; (iv) any Disqualified Stock; (v) all obligations of such Person in respect of letters of credit, bankers' acceptance or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in this definition) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit; (vi) in the case of ICP-IV, Preferred Equity of its Restricted Subsidiaries; and (vii) obligations of any such Person under any Hedging Obligation applicable to any of the foregoing. Notwithstanding the foregoing, Indebtedness shall not include any interest or accrued interest until due and payable.

     "Independent Appraiser" means an investment banking firm of national standing with non-investment grade debt underwriting experience or any third party appraiser of national standing; provided, however, that such firm or appraiser is not an Affiliate of ICP-IV.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement.

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     "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) and BBB- (or the equivalent) by Moody's Investors Service, Inc. (or any successor to the rating agency business thereof) and Standard & Poor's Rating Group (or any successor to the rating agency business thereof), respectively.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by ICP-IV for consideration consisting of common equity securities of ICP-IV shall not be deemed to be an Investment. If ICP-IV or any Restricted Subsidiary of ICP-IV sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of ICP-IV such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of ICP-IV, ICP-IV shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

     "IPSE" means InterMedia Partners Southeast, a California general partnership and a Subsidiary of ICP-IV.

     "Issue Date" means the date on which the Notes are initially issued.

     "Leverage Ratio" means, with respect to any Person as of any date of determination, the ratio of (i) the Consolidated Indebtedness of such Person as of such date calculated on a pro forma basis to give effect to the transaction with respect to which the Leverage Ratio is being calculated, to (ii) the product of such Person's Pro Forma EBITDA for the most recently ended fiscal quarter of such Person for which consolidated financial statements are available multiplied by four.

     "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Marketable Securities" means: (i) Government Securities or, for purposes of determining whether such Government Securities may serve as substitute Pledged Securities, Government Securities having a maturity date on or before the date on which the payments of interest (or principal) on the Notes to which such Government Securities are pledged occur; (ii) any certificate of deposit maturing not more than 270 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (iii) commercial paper maturing not more than 270 days after the date of acquisition issued by a corporation (other than an Affiliate of the Company) with a rating at the time as of which any investment therein is made, of "A-1" (or higher) according to Standard and Poor's Rating Group or "P-1" (or higher) according to Moody's Investors Service, Inc.; (iv) any banker's acceptances or money market deposit accounts issued or offered by an Eligible Institution; and (v) any fund investing exclusively in investments of the types described in clauses (i) through (iv) above.

     "Net Proceeds" means the aggregate cash proceeds received by ICP-IV or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, sales commissions and legal, accounting and investment banking fees) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the

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

subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither ICP-IV nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise) or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ICP-IV or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of ICP-IV or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officer" means the General Partner, Managing General Partner, President, Chief Financial Officer, Treasurer or any Executive Vice President or Vice President of ICP-IV or IPCC, as applicable.

     "Officers' Certificate" means a certificate signed by two Officers at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of ICP-IV or IPCC, as applicable.

     "Operating Partnership" means InterMedia Partners IV, L.P., a California limited partnership and a Subsidiary of ICP-IV.

     "Permitted Investments" means: (i) any Investment in ICP-IV or in a Restricted Subsidiary of ICP-IV; (ii) any Investment in Cash Equivalents; (iii) any Investment by ICP-IV or any Subsidiary of ICP-IV in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of ICP-IV or
(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, ICP-IV or a Restricted Subsidiary of ICP-IV; (iv) any Investment in ICM-IV not to exceed $1.85 million; (v) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption
"-- Certain Covenants -- Limitation on Asset Sales"; and (vi) any Permitted Joint Venture Investment, provided that after giving pro forma effect to such Permitted Joint Venture Investment as if the same had occurred at the beginning of the most recently ended full fiscal quarter of ICP-IV for which consolidated financial statements are available, ICP-IV would have been able to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the covenant described above under the caption "-- Certain
Covenants -- Limitation on Incurrence of Indebtedness and Issuance of Preferred Equity."

     "Permitted Joint Venture Investment" means any Investment by ICP-IV or any Restricted Subsidiary of ICP-IV in a joint venture or other enterprise if: (i) substantially all of the income and profits of such joint venture or other enterprise are derived from operating or owning a license to operate one or more cable television systems or telephone systems in the United States and any other activity reasonably related to such activities; (ii) ICP-IV and its Restricted Subsidiaries have operating control of such joint venture or other enterprise; and (iii) ICP-IV and its Restricted Subsidiaries own, in the aggregate, Equity Interests of such joint venture or other enterprise representing the right to receive more than 40.0% of the income and profits thereof.

     "Permitted Liens" means: (i) Liens on the Property of ICP-IV or any of its Subsidiaries that existed on the Closing Date; (ii) Liens on the Property of ICP-IV or any of its Subsidiaries under the Bank Facility; (iii) Liens securing Indebtedness of Subsidiaries permitted by the Indenture to be incurred; (iv) Liens on the Property of ICP-IV or any of its Subsidiaries for taxes, assessments or governmental charges or levies on the Property of ICP-IV or any of its Subsidiaries if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (v) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, and other similar Liens on the

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

Property of ICP-IV or any of its Subsidiaries arising in the ordinary course of business that secure payment of obligations not more than 60 days past due or are being contested in good faith and by appropriate proceedings; (vi) Liens on the Property of ICP-IV or any of its Subsidiaries in favor of issuers of performance bonds and surety or appeal bonds; (vii) Liens on Property at the time ICP-IV or any of its Subsidiaries acquired such Property, including any acquisition by means of a merger or consolidation with or into ICP-IV or such Subsidiary; provided, however, that such Lien shall not have been incurred in anticipation or in connection with such transaction or series of related transactions pursuant to which such Property was acquired by ICP-IV or such Subsidiary; (viii) other Liens on the Property of ICP-IV or any of its Subsidiaries incidental to the conduct of any of their businesses or the ownership of or any of their Properties that were not created in connection with the incurrence of Indebtedness or the obtaining of advances or credit and that do not in the aggregate materially detract from the value of their respective Properties or materially impair the use thereof in the operation of their respective businesses; (ix) pledges or deposits by ICP-IV or any of its Subsidiaries under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which ICP-IV or any of its Subsidiaries is a party, or deposits to secure public or statutory obligations of ICP-IV or any of its Subsidiaries, or deposits for the payment of rent, in each case incurred in the ordinary course of business; (x) utility easements, building restrictions and such other encumbrances or charges against real property as are or a nature generally existing with respect to properties of a similar character; (xi) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; and (xii) Liens securing Indebtedness or other obligations not to exceed $1.0 million in aggregate principal amount.

     "Permitted Refinancing Debt" means any Indebtedness of ICP-IV or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of ICP-IV or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Debt has a period until its final maturity date no shorter than the final maturity date of, and has a Weighted Average Life to Maturity no shorter than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Debt has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, such Notes on terms at least as favorable to the Holders of such Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by (a) ICP-IV or (b) ICP-IV or the Restricted Subsidiary that was the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, company (including limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Pledge Account" means an account established with the Collateral Agent pursuant to the terms of the Pledge Agreement for the deposit of the Pledged Securities purchased by the Issuers with a portion of the net proceeds from the Private Offering.

     "Preferred Equity" means any Capital Stock of a Person, however designated, that entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     "Principals" means Leo J. Hindery, Jr., TCI and TCI's Subsidiaries.

     "Pro Forma EBITDA" means, with respect to any Person, for any period, the EBITDA of such Person for such period as determined on a consolidated basis in accordance with GAAP consistently applied after giving effect to the following, as if the same had occurred at the beginning of such period: (i) if, during or after such period, such Person or any of its Subsidiaries shall have sold or otherwise disposed of any assets outside

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

of the ordinary course of business in any single transaction or series of related transactions for consideration in excess of $1.0 million, Pro Forma EBITDA of such Person and its Subsidiaries for such period will be reduced by an amount equal to the Pro Forma EBITDA (if positive) directly attributable to the assets that were sold or otherwise disposed of for the period or increased by an amount equal to the Pro Forma EBITDA (if negative) directly attributable thereto for such period; and (ii) if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business that immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, Pro Forma EBITDA will be computed so as to give pro forma effect to the acquisition of such Person or business; provided, however, that, with respect to ICP-IV, all of the foregoing references to "Subsidiary" or "Subsidiaries" are deemed to refer only to the "Restricted Subsidiaries" of ICP-IV.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person (but excluding Capital Stock or other securities issued by such Person).

     "Public Equity Offering" means the consummation of an offering of Equity Interests (other than Disqualified Stock) by ICP-IV to the public pursuant to a registration statement filed with the Commission, the net proceeds of which exceed $25.0 million.

     "Rating Agencies" means Standard and Poor's Rating Group, a division of McGraw Inc., and Moody's Investors Service, Inc., or any successor to the respective rating agency businesses thereof.

     "Rating Date" means the date that is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the intention of ICP-IV to effect a Change of Control.

     "Rating Decline" means, with respect to the Notes, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by ICP-IV to effect a Change of Control (which period shall be extended so long as the rating of such Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies): (i) in the event the Notes are assigned an Investment Grade Rating by either of the Rating Agencies on the Rating Date, the rating of the Notes by both of the Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the Notes are rated below an Investment Grade Rating by both of the Rating Agencies on the Rating Date, the rating of the Notes by either of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

     "Redeemable Dividend" means, for any dividend with regard to Disqualified Stock, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Stock.

     "Related Party" means, with respect to any Principal, (i) any controlling stockholder, 80.0% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (i).

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means, with respect to any Person, any Subsidiary of such Person that is not an Unrestricted Subsidiary.

     "Revolving Credit Facility" has the meaning assigned to it in the definition of "Bank Facility."

     "RMH Redeemable Preferred Stock" means the preferred stock of RMH to be outstanding on the Closing Date and the capital stock of RMG, with substantially the same terms as the RMH Redeemable Preferred Stock, into which the RMH Redeemable Preferred Stock will be converted as a result of the merger of RMH into RMG, together with all additional shares thereof issued in payment of dividends thereon in accordance with the terms thereof in effect on the Closing Date.

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

     "Shelf Registration Statement" means a "shelf" registration statement of the Issuers, which covers some or all of the Old Notes or Exchange Notes, as applicable, on an appropriate form under Rule 415 under the Act, or any similar rule that may be adopted by the Commission, amendments and supplements to such registration statement, including post effective amendments, in each case including the prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

     "Strategic Equity Investment" means the issuance and sale of Equity Interests (other than Disqualified Stock) of ICP-IV for net cash proceeds of at least $25.0 million to a Person engaged primarily in the business of transmitting video, voice or data over cable television or telephone facilities or any business reasonably related thereto that has an Equity Market Capitalization of at least $750.0 million.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50.0% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership
(a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof) or (c) such Person owns, alone or together with ICP-IV, a majority of the partnership interests.

     "Tax Amount" means, with respect to any Person for any period, the combined federal, state and local income taxes that would be paid by such Person if it were a Delaware corporation filing separate tax returns with respect to its Taxable Income for such Period; provided, however, that in determining the Tax Amount, the effect thereon of any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that would have arisen if such Person were a Delaware corporation shall be taken into account. Notwithstanding anything to the contrary, Tax Amount shall not include taxes resulting from such Person's reorganization as or change in the status to a corporation.

     "Tax Distribution" means a distribution in respect of taxes to the partners of ICP-IV pursuant to clause (v) of the second paragraph of the covenant described above under the caption "Certain Covenants -- Limitation on Restricted Payments."

     "Taxable Income" means, with respect to any Person for any period, the taxable income or loss of such Person for such period for federal income tax purposes; provided, that (i) all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss, (ii) any basis adjustment made in connection with an election under Section 754 of the Code shall be disregarded and (iii) such taxable income shall be increased or such taxable loss shall be decreased by the amount of any interest expense incurred by such Person that is not treated as deductible for federal income tax purposes by a partner or member of such Person.

     "TCIC" means TCI Communications, Inc.

     "TCIC Loan" means that certain $297.0 million nonrecourse bridge loan to IPSE made by TCI of Houston, Inc. pursuant to the loan agreement, dated May 8, 1996, by and between TCI of Houston, Inc. and IPSE in order to fund 99.0% of the purchase price of the Prime Houston Systems.

     "Term Loan" has the meaning assigned to it in the definition of "Bank Facility."

     "Unrestricted Subsidiary" means any Subsidiary, other than IPCC, that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Resolution of the Board of Directors, but only to the extent that such
Subsidiary: (i) has no Indebtedness other than Non-Recourse Debt; (ii) is not party to any agreement, contract, arrangement or understanding with ICP-IV or any Restricted Subsidiary of ICP-IV unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to ICP-IV or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of ICP-IV; (iii) is a Person with respect to which neither ICP-IV nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (iv) has not Guaranteed or otherwise directly or indirectly provided credit support for any

Indebtedness of ICP-IV or any of its Restricted Subsidiaries; and (v) in the case of a Subsidiary that is a corporation, such Subsidiary has at least one director on its board of directors that is not a director or executive officer of ICP-IV or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of ICP-IV or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants -- Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of ICP-IV as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption "-- Certain
Covenants -- Limitation on Incurrence of Indebtedness and Issuance of Preferred Equity," ICP-IV shall be in default of such covenant).

     "Viacom Nashville Acquisition" means the acquisition by a subsidiary of ICP-IV of certain cable television assets in and near Nashville, Tennessee from TCIC pursuant to an exchange agreement as described elsewhere in this Prospectus.

     "Voting Stock" means, with respect to any specified Person, Capital Stock with voting power, under ordinary circumstances and without regard to the occurrence of any contingency, to elect the directors or other managers or trustees of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion represents the material federal income tax consequences of exchanging Old Notes for Exchange Notes pursuant to the Exchange Offer in the view of the Issuers' counsel, Pillsbury, Madison & Sutro LLP. The discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and no ruling has been or will be sought from the Internal Revenue Service. This discussion does not address any of the federal income tax consequences of owning or disposing of Exchange Notes, nor does it address the applicability or effect of any state, local or foreign tax laws. Each holder should consult such holder's own tax advisor concerning the application of federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to the holder's particular situation.

     Since the terms of the Exchange Notes are identical to those of the Old Notes, the exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer should not be treated as a taxable "exchange" for federal income tax purposes because the Exchange Notes will not differ materially either in kind or extent from the Old Notes exchanged therefor. As a result, there should be no federal income tax consequences to holders exchanging Old Notes for Exchange Notes pursuant to the Exchange Offer.

                              PLAN OF DISTRIBUTION


     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Each of the Issuers has agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition until March 10, 1997, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.


     The Issuers will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Issuers will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Issuers have agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes offered hereby will be passed upon for the Issuers by Pillsbury Madison & Sutro LLP, San Francisco, California. Certain members of Pillsbury Madison & Sutro LLP own limited partnership interests in ICM-IV, the general partner of ICP-IV.

                                    EXPERTS

     The consolidated balance sheet of InterMedia Capital Partners, IV, L.P. as of December 31, 1995 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The balance sheet of InterMedia Capital Management, IV, L.P. as of December 31, 1995 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of the Previously Affiliated Entities as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated statements of Robin Media Holdings, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of InterMedia Partners of West Tennessee, L.P. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of TeleCable -- South Carolina Group as of December 31, 1994 and January 26, 1995 and for the year and the twenty-six days in the period ended January 26, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of VSC Cable Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Warner Cable Communications -- Kingport, Tennessee Division, a division of Time Warner Entertainment Company, L.P. as of December 31, 1995 and January 31, 1996 and for the year and the month in the period ended January 31, 1996 included in this Prospectus have been so included in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined balance sheet of TCI of Greenville, Inc., TCI of Spartanburg, Inc., and TCI of Piedmont, Inc. (indirect wholly-owned subsidiaries of TCI Communications, Inc.) as of December 31, 1995, and the related combined statements of operations and accumulated deficit and cash flows for the period from January 27, 1995 to December 31, 1995, have been included herein in reliance upon the report, dated March 1, 1996, of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

                                    GLOSSARY

     The following is a description of certain terms used in this Prospectus.

     1984 Cable Act -- The Cable Communications Policy Act of 1984.

     1992 Cable Act -- The Cable Television Consumer Protection and Competition Act of 1992.

     1993 Acquisitions -- RMH's acquisitions of cable television systems during February, March and December 1993 that served, at the time, approximately 1,400, 15,600 and 30,300 basic subscribers, respectively, in the Greenville/Spartanburg Cluster and Nashville/Mid-Tennessee Cluster.

     1995 Combination -- The accounting combination of results of operations for the Greenville/ Spartanburg System from January 27, 1995 with results of operations for IPWT and RMH.

     1996 Act -- The Telecommunications Act of 1996.

     Accredited investor -- An accredited investor (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D of the Securities Act) able to bear the economic risk of an investment in the Notes.

     Acquisitions -- The Primary Acquisitions and the Miscellaneous Acquisitions taken together.

     ADI -- Area of Dominant Influence.

     Administrative Agreements -- Agreements pursuant to which IMI provides accounting, operational, marketing, engineering, legal, regulatory compliance and other administrative services to the Company and the Related InterMedia Entities or their subsidiaries at cost.

     Advisory Committee -- The advisory committee of ICP-IV, consisting of one representative from each of the seven limited partners with the largest aggregate interests in ICP-IV.

     A la carte -- The purchase of individual basic or expanded basic programming services on a per-channel basis.

     Annox System -- The cable television system purchased from Annox by the Company on January 29, 1996, which served approximately 1,922 basic subscribers as of September 30, 1996.

     Bandwidth -- A general term used to describe the overall capacity of a communications system or the frequency needed to transmit a given signal.

     Bank Facility -- The Revolving Credit Facility for $475.0 million and the Term Loan for $220.0 million to the Operating Partnership from the Bank of New York, NationsBank of Texas and The Toronto Dominion Bank as arranging agents and The Bank of New York as administrative agent. See "Description of Other Obligations -- The Bank Facility."

     Basic penetration -- The measurement of the take-up of basic cable service expressed by calculating the number of basic subscribers outstanding on such date as a percentage of the total number of homes passed in the system.

     Basic service -- A package of over-the-air broadcast and satellite-delivered cable television services.

     Basic subscriber -- A subscriber to a cable or other television distribution system who receives the basic level of television service and who is usually charged a flat monthly rate for a number of channels.

     Bridge Loan -- A loan, repaid with the proceeds of the Private Offering, for up to $130.0 million from The Bank of New York, NationsBank of Texas and Toronto-Dominion (Texas) Inc. to IP-TN used to fund, among other things, certain acquisitions and a loan to RMH to pay a $15.0 million interest payment. See "Description of Other Obligations -- Indebtedness Repaid with the Proceeds of the Financing Plan."

     Cable plant -- A network of co-axial and/or fiber optic cables that transmit multiple channels carrying images, sound and/or data between a central facility and an individual customer's television set. Networks may allow one-way (from a headend to a residence and/or business) or two-way (from a headend to a residence and/or business with a data return path to the headend) transmission.

     CAGR -- Compound Annual Growth Rate.

     Capital Improvement Program -- The Company's plan to comprehensively upgrade its cable television systems, which is based in large part on TCI's specifications and which has already commenced in some of the Systems. The Capital Improvement Program is designed to (i) deploy fiber optic cable, (ii) consolidate and upgrade headends, (iii) increase the use of addressable technology, (iv) install two-way transmission capability and (v) introduce digital compression capability.

     Channel capacity -- The number of video programming channels that can be carried over a communications system.

     Clustering -- A general term used to describe the strategy of operating cable television systems in a specific geographic region, thus allowing for the achievement of economies of scale and operating efficiencies in such areas as system management, marketing and technical functions.

     Coaxial cable -- Cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional cable systems. Signals are transmitted through it at different frequencies, giving greater channel capacity than is possible with twisted pair copper wire, but less than is possible with optical fiber.

     Communications Act -- The Communications Act of 1934, as amended.

     Company -- InterMedia Capital Partners IV, L.P. ("ICP-IV") and its subsidiaries.

     Completed Acquisitions -- The Company's acquisitions of the Kingsport System from Time Warner and of the ParCable System from ParCable for an aggregate purchase price of $92.2 million.

     Contributed Equity -- Capital contributions to ICP-IV by its partners.

     Cost of service -- A general term used to refer to the regulation of prices charged to a customer. Existing prices are set and price increases are regulated by allowing a company to earn a reasonable rate of return, as determined by the regulatory authority.

     CPS -- Cable programming service.

     Digital compression -- The conversion of the standard analog video signal into a digital signal, and the compression of that signal so as to facilitate multiple channel transmission through a single channel's bandwidth.

     Direct broadcast satellite (DBS) -- A service by which packages of television programming are transmitted to individual homes, each serviced by a single satellite dish.

     DMA -- Designated Market Area, a term developed by A.C. Neilson Company, a national media ratings service, and used to describe a geographically distinct market.

     DTH -- Low-power, direct-to-the-home satellite service.

     EBI -- Effective Buying Income, which is defined as personal income less personal tax and certain nontax payments, also referred to as "disposable" or "after tax" income.

     Exchange Agreement -- The Exchange Agreement dated December 16, 1995 between IPSE and TCIC, providing for the exchange of the Prime Houston Systems and the Viacom Nashville System.

     Expanded basic service -- A package of satellite-delivered cable programming services available only for additional subscription over and above the basic level of television service.

     FCC -- Federal Communications Commission.

     Financing Plan -- The capitalization of the Company, utilizing funds from the Private Offering, the Bank Facility and the Contributed Equity.

     GAAP -- Generally accepted accounting principles.

     G/S Contribution Agreement -- A contribution agreement dated March 4, 1996 between ICP-IV and the TCI Entities pursuant to which the TCI Entities transferred their interests in the Greenville/Spartanburg System to the Company in exchange for consideration valued at $240.0 million (subject to certain adjustments).

     Greenville/Spartanburg Cluster -- Systems serving, as of September 30, 1996, approximately 146,503 basic subscribers in the Greenville/Spartanburg metropolitan area and in northeastern Georgia.

     Greenville/Spartanburg Metropolitan Market -- The five counties (Greenville, Spartanburg, Cherokee, Union and Pickens) that encompass the combined metropolitan area of Greenville/Spartanburg, South Carolina.

     Greenville/Spartanburg System -- The cable television systems in the Greenville/Spartanburg Cluster that affiliates of TCI contributed to the Company.

     Headend -- A collection of hardware, typically including satellite receivers, modulators, amplifiers and video cassette playback machines within which signals are processed and then combined for distribution within the cable network.

     Homes passed -- Homes that can be connected to a cable distribution system without further extension of the distribution network.

     Indenture -- Indenture under which the Old Notes were issued and the Exchange Notes will be issued, dated as of July 30, 1996, by and among ICP-IV and IPCC as issuers and The Bank of New York, N.A. as Trustee.

     IPWT Contribution Agreement -- A contribution agreement dated April 30, 1996 between ICP-IV, IP-I and GECC pursuant to which the Company acquired the partnership interests and debt of IPWT.

     Kingsport System -- The cable television system acquired by the Company from Time Warner in February 1996, which served approximately 31,985 basic subscribers as of September 30, 1996.

     Knoxville/East Tennessee Cluster -- Systems serving, as of September 30, 1996, approximately 97,947 basic subscribers in eastern Tennessee including suburban Knoxville.

     Knoxville Metropolitan Market -- The four counties (Blount, Knox, Loudon and Sevier) that encompass the Knoxville, Tennessee metropolitan area, and rural areas west and south of Knoxville.

     LAN(s) -- Local area networks used by businesses, government offices or schools to connect with multiple outside locations.

     LEC(s) -- Local exchange carriers, also known as local telephone companies.

     MDU(s) -- Multiple dwelling units such as condominiums, apartment complexes, hospitals, hotels and other commercial complexes.

     Miscellaneous Acquisitions -- The Company's acquisitions of the cable television assets that in aggregate served approximately 5,860 basic subscribers as of September 30, 1996 in central and eastern Tennessee from Annox, Tellico, Rochford and Prime Cable.

     MMDS -- Multipoint multichannel distribution service. A one-way radio transmission of television channels over microwave frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

     MSA -- Metropolitan Statistical Area.

     MSO -- Multiple system operator; a cable television provider that serves more than one system.

     Nashville/Mid-Tennessee Cluster -- The cluster of Systems in Nashville, the Nashville suburbs and surrounding areas that served approximately 325,703 basic subscribers as of September 30, 1996.

     Nashville Metropolitan Market -- The seven contiguous counties (Robertson, Sumner, Wilson, Rutherford, Williamson, Cheatham and Davidson) that encompass the city of Nashville, Tennessee, and its suburbs.

     New Product Tiers ("NPT") -- A general term used to describe unregulated cable television services.

     NVOD -- Near Video on Demand.

     OID -- Original issue discount.

     Operating Partnership -- InterMedia Partners IV, L.P. ("IP-IV"), a California limited partnership.

     Overbuild -- The construction of a second cable television system in an area in which such a system had previously been constructed.

     OVS -- Open video systems.

     ParCable System -- The cable television system acquired by the Company from ParCable in February 1996, which served approximately 21,823 basic subscribers as of September 30, 1996.

     Partnership Agreement -- The Agreement of Limited Partnership of ICP-IV, dated as of March 29, 1996.

     Pay-per-view -- Payment made for individual movies, programs or events as opposed to a monthly subscription for a whole channel or group of channels.

     PCS -- Personal communications services.

     Premium penetration -- The measurement of the take-up of premium cable service expressed by calculating the number of premium units outstanding on such a date as a percentage of the total number of basic service subscribers.

     Premium service units -- The number of subscriptions to individual cable programming service available only for additional subscription over and above the basic or expanded basic levels of television service and paid for on an individual basis.

     Previously Affiliated Entities -- The former owners of IPWT, RMH and the Greenville/Spartanburg System.

     Primary Acquisitions -- Acquisitions of cable television systems by the Company from Time Warner, ParCable, IPWT, RMH, TCI and Viacom that in aggregate served approximately 570,153 basic subscribers as of September 30, 1996 in Tennessee, South Carolina and Georgia.

     Prime Cable System -- The cable television system the Company acquired from Prime Cable and which served approximately 1,115 basic subscribers as of September 30, 1996.

     Related InterMedia Entities -- Refers, collectively, to InterMedia Partners, a California limited partnership, InterMedia Partners II, L.P., InterMedia Partners III, L.P., InterMedia Partners V, L.P., and their consolidated subsidiaries, that are affiliated with the Company.

     Revolving Credit Facility -- A revolving credit facility to the Operating Partnership under the Bank Facility for up to $475.0 million.

     Rochford System -- The cable television system purchased by the Company from Rochford in July 1996, which served approximately 1,305 basic subscribers as of September 30, 1996.

     SMATV -- Satellite master antenna television system. A video programming delivery system to multiple dwelling units utilizing satellite transmissions.

     Systems -- The cable television operations owned by the Company.

     Telephony -- The provision of telephone service.

     Tellico System -- The cable television system purchased by the Company from Tellico in May 1996, which served approximately 1,518 basic subscribers as of September 30, 1996.

     Term Loan -- A term loan to the Operating Partnership under the Bank Facility for $220.0 million.

     Transactions -- The Acquisitions together with the Financing Plan.

     Viacom Nashville Acquisition -- The Company's acquisition of cable television systems in Nashville, which served approximately 148,849 basic subscribers as of September 30, 1996, pursuant to an exchange agreement between IPSE and TCIC.

     Viacom Nashville System -- The cable television systems of Viacom in Nashville, which served approximately 148,849 basic subscribers as of September 30, 1996.

     Video dialtone -- A general term used to describe a video programming delivery system through telephone lines.

                                LIST OF ENTITIES

     The following is a list of certain entities referred to in this Prospectus.

Annox...................................   Annox, Inc.
Company.................................   ICP-IV and its subsidiaries
GECC....................................   General Electric Capital Corp.
ICM-IV..................................   InterMedia Capital Management IV, L.P.
ICP-IV..................................   InterMedia Capital Partners IV, L.P.(1)
IMI.....................................   InterMedia Management, Inc.
IP-I....................................   InterMedia Partners, a California limited
                                           partnership
IP-II...................................   InterMedia Partners II, L.P.
IP-III..................................   InterMedia Partners III, L.P.
IP-IV...................................   InterMedia Partners IV, L.P.
IP-V....................................   InterMedia Partners V, L.P.
IPCC....................................   InterMedia Partners IV, Capital Corp.(1)
IPSE....................................   InterMedia Partners Southeast
IP-TN...................................   InterMedia Partners of Tennessee
IPWT....................................   InterMedia Partners of West Tennessee, L.P.
Operating Partnership...................   IP-IV
Prime Cable.............................   Prime Cable Partners, Inc.
Related Intermedia Entities.............   IP-I, IP-II, IP-III, IP-V and their consolidated
                                           subsidiaries
RMG.....................................   Robin Media Group, Inc.
RMH.....................................   Robin Media Holdings, Inc.
Rochford................................   Rochford Realty and Construction Company, Inc.
SSI.....................................   Satellite Services, Inc.
TCI.....................................   Tele-Communications, Inc.
TCI Entities............................   TCI of Greenville, Inc., TCI of Piedmont, Inc., and
                                           TCI of Spartanburg, Inc.
TCIC....................................   TCI Communications, Inc.
TeleCable...............................   TeleCable Corporation
Tellico.................................   Tellico Cable, Inc.
Time Warner.............................   Time Warner Entertainment Co., L.P.
Viacom..................................   Viacom, Inc.

---------------
(1) Registrants.

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.
                       INDEX TO FINANCIAL STATEMENTS (1)

                                                                                        PAGE
                                                                                       ------
ISSUERS:
  INTERMEDIA CAPITAL PARTNERS IV, L.P.
  Consolidated Balance Sheet as of September 30, 1996 (unaudited)....................  F-3
  Consolidated Statement of Operations for the nine months ended September 30, 1996
     (unaudited).....................................................................  F-4
  Consolidated Statement of Cash Flows for the nine months ended September 30, 1996
     (unaudited).....................................................................  F-5
  Notes to Consolidated Financial Statements.........................................  F-6
  INTERMEDIA CAPITAL PARTNERS IV, L.P.
  Report of Independent Accountants..................................................  F-15
  Consolidated Balance Sheet as of December 31, 1995.................................  F-16
  Notes to Consolidated Balance Sheet................................................  F-17
GENERAL PARTNER:
  INTERMEDIA CAPITAL MANAGEMENT IV, L.P.
  Report of Independent Accountants..................................................  F-25
  Balance Sheet as of December 31, 1995..............................................  F-26
  Notes to Balance Sheet.............................................................  F-27
PREDECESSOR BUSINESSES:
  PREVIOUSLY AFFILIATED ENTITIES
  Report of Independent Accountants..................................................  F-31
  Combined Balance Sheets as of December 31, 1994 and 1995 and July 30, 1996
     (unaudited).....................................................................  F-32
  Combined Statements of Operations for the years ended December 31, 1993, 1994 and
     1995 and for the seven months ended July 31, 1995 (unaudited) and the period from January 1, 1996 to July 30, 1996 (unaudited)...............................  F-33
  Combined Statement of Changes in Equity for the years ended December 31, 1993, 1994 and 1995, and for the period from January 1, 1996 to July 30, 1996
     (unaudited).....................................................................  F-34
  Combined Statements of Cash Flows for the years ended December 31, 1993, 1994 and
     1995 and for the seven months ended July 31, 1995 (unaudited) and the period from January 1, 1996 to July 30, 1996 (unaudited)...............................  F-35
  Notes to Combined Financial Statements.............................................  F-36
  ROBIN MEDIA HOLDINGS, INC.
  Report of Independent Accountants..................................................  F-50
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and July 30, 1996
     (unaudited).....................................................................  F-51
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995
     and for the seven months ended July 31, 1995 (unaudited) and the period from
     January 1, 1996 to July 30, 1996 (unaudited)....................................  F-52
  Consolidated Statement of Shareholder's Deficit for the years ended December 31,
     1993, 1994 and 1995, and for the the period from January 1, 1996 to July 30,
     1996 (unaudited)................................................................  F-53
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and for the seven months ended July 31, 1995 (unaudited) and the period from January 1, 1996 to July 30, 1996 (unaudited)...............................  F-54
  Notes to Consolidated Financial Statements.........................................  F-55
  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.
  Report of Independent Accountants..................................................  F-64
  Balance Sheets as of December 31, 1994 and 1995 and July 30, 1996 (unaudited)......  F-65
  Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and for the seven months ended July 31, 1995 (unaudited) and the period from January
     1, 1996 to July 30, 1996 (unaudited)............................................  F-66
  Statement of Changes in Partners' Capital for the years ended December 31, 1993,
     1994 and 1995, and for the period from January 1, 1996 to July 30, 1996
     (unaudited).....................................................................  F-67
  Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and for the seven months ended July 31, 1995 (unaudited) and the period from January
     1, 1996 to July 30, 1996 (unaudited)............................................  F-68
  Notes to Financial Statements......................................................  F-69

---------------

(1)Financial statements of InterMedia Partners IV, Capital Corp. have not been included because it was formed in April 1996 in contemplation of the Private Offering and its financial position and results of operations are insignificant.

                                                                                        PAGE
                                                                                       ------
  TCI OF GREENVILLE, INC., TCI OF SPARTANBURG, INC.
  AND TCI OF PIEDMONT, INC.
  Independent Auditors' Report.......................................................  F-77
  Combined Balance Sheets as of December 31, 1995 and July 30, 1996 (unaudited)......  F-78
  Combined Statement of Operations and Accumulated Deficit for the period from
     January 27, 1995 to December 31, 1995 and for the period from January 27, 1995 to July 31, 1995 (unaudited) and for the period from January 1, 1996 to July 30,
     1996 (unaudited)................................................................  F-79
  Combined Statements of Cash Flows for the period from January 27, 1995 to December
     31, 1995 and for the period from January 27, 1995 to July 31, 1995 (unaudited)
     and for the period from January 1, 1996 to July 30, 1996 (unaudited)............  F-80
  Notes to Combined Financial Statements.............................................  F-81
  TELECABLE-SOUTH CAROLINA GROUP
  Report of Independent Accountants..................................................  F-85
  Combined Statements of Income and Retained Earnings for the year ended December 31,
     1994 and for the 26-day period ended January 26, 1995...........................  F-86
  Combined Balance Sheets as of December 31, 1994 and January 26, 1995...............  F-87
  Combined Statements of Cash Flows for the year ended December 31, 1994 and for the
     26-day period ended January 26, 1995............................................  F-88
  Notes to Combined Financial Statements.............................................  F-89
OTHER BUSINESSES ACQUIRED:
  WARNER CABLE COMMUNICATIONS-KINGSPORT, TENNESSEE DIVISION
  Report of Independent Auditors.....................................................  F-94
  Statements of Assets, Liabilities and Divisional Equity as of December 31, 1995 and
     January 31, 1996................................................................  F-95
  Statements of Revenues and Expenses and Changes in Divisional Equity for the year ended December 31, 1995 and for the month ended January 31, 1996................  F-96
  Statements of Cash Flows for the year ended December 31, 1995 and for the month ended January 31, 1996..........................................................  F-97
  Notes to Financial Statements......................................................  F-98
  VSC CABLE INC.
  Statements of Operations and Retained Earnings for the six months ended June 30,
     1995 (unaudited) and 1996 (unaudited)...........................................  F-101
  Balance Sheets as of December 31, 1995 and June 30, 1996 (unaudited)...............  F-102
  Statements of Cash Flows for the six months ended June 30, 1995 (unaudited) and
     1996 (unaudited)................................................................  F-103
  Notes to Financial Statements......................................................  F-104
  VSC CABLE INC.
  Report of Independent Accountants..................................................  F-107
  Statements of Operations and Retained Earnings for the years ended December 31,
     1993, 1994 and 1995.............................................................  F-108
  Balance Sheets as of December 31, 1994 and 1995....................................  F-109
  Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995......  F-110
  Notes to Consolidated Financial Statements.........................................  F-111

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                  SEPTEMBER 30,
                                                                                      1996
                                                                                  -------------
                                                                                   (UNAUDITED)
ASSETS
Cash..........................................................................      $  13,521
Accounts receivable, net of allowance for doubtful accounts of $2,528.........         17,788
Escrowed investments held to maturity.........................................         13,854
Receivable from affiliates....................................................            434
Prepaids......................................................................          4,056
Inventory.....................................................................          8,979
Other current assets..........................................................            218
                                                                                     --------
          Total current assets................................................         58,850
Interest receivable on escrowed investments...................................            881
Notes receivable..............................................................            217
Investments...................................................................            269
Escrowed investments held to maturity.........................................         74,902
Intangible assets, net........................................................        702,692
Property & equipment, net.....................................................        152,073
Deferred income taxes.........................................................          7,158
Other non-current assets......................................................          1,103
                                                                                     --------
          Total assets........................................................      $ 998,145
                                                                                     ========
LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued liabilities......................................      $  20,943
Payable to affiliate..........................................................          4,714
Deferred revenue..............................................................         11,047
Accrued interest..............................................................         12,102
                                                                                     --------
          Total current liabilities...........................................         48,806
Long-term debt................................................................        837,000
Other non-current liabilities.................................................             70
                                                                                     --------
          Total liabilities...................................................        885,876
                                                                                     --------
Commitments and contingencies
Minority interest.............................................................            358
Mandatory redeemable preferred shares.........................................         12,143
PARTNERS' CAPITAL
Preferred limited partnership interest........................................         24,949
General and limited partners' capital.........................................         76,669
Note receivable from general partner..........................................         (1,850)
                                                                                     --------
          Total partners' capital.............................................         99,768
                                                                                     --------
          Total liabilities and partners' capital.............................      $ 998,145
                                                                                     ========

        See accompanying notes to the consolidated financial statements

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                           FOR THE NINE MONTHS
                                                                         ENDED SEPTEMBER 30, 1996
                                                                         ------------------------
                                                                               (UNAUDITED)
Basic and cable services...............................................          $ 33,370
Pay service............................................................             7,893
Other service..........................................................             6,128
                                                                                 --------
                                                                                   47,391
                                                                                 --------
Program fees...........................................................            10,136
Other direct expenses..................................................             5,731
Depreciation and amortization expense..................................            26,521
Selling, general and administrative expenses...........................             8,975
Management and consulting fees.........................................               721
                                                                                 --------
                                                                                   52,084
                                                                                 --------
Loss from operations...................................................            (4,693)
Other income (expense):
  Interest and other income............................................             4,759
  Gain on sale of investments..........................................               286
  Interest expense.....................................................           (18,191)
  Other income (expense)...............................................              (526)
                                                                                 --------
                                                                                  (13,672)
                                                                                 --------
Loss before income taxes...............................................           (18,365)
Provision for income taxes.............................................              (388)
                                                                                 --------
Net loss before extraordinary items....................................           (18,753)
  Extraordinary gain on early extinguishment of debt, net of tax.......            18,483
  Minority interest....................................................              (464)
                                                                                 --------
Net income (loss)......................................................          $   (734)
                                                                                 ========

          See accompanying notes to consolidated financial statements

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   FOR THE NINE MONTHS
                                                                 ENDED SEPTEMBER 30, 1996
                                                                 ------------------------
                                                                       (UNAUDITED)
        CASH FLOWS FROM OPERATING ACTIVITIES:
          Net loss.............................................         $     (734)
          Minority interest....................................                464
          Gain on disposal of fixed assets.....................                 (7)
          Depreciation and amortization........................             27,403
          Gain on sale of investment...........................               (286)
          Extraordinary gain on early extinguishment of debt...            (18,483)
          Changes in assets and liabilities:
             Accounts receivable...............................               (678)
             Receivable from affiliates........................             (1,239)
             Prepaids..........................................             (3,137)
             Inventory.........................................                (98)
             Interest receivable...............................               (886)
             Other current assets..............................                 38
             Deferred income taxes.............................                388
             Other non-current assets..........................                504
             Accounts payable and accrued liabilities..........              5,222
             Payable to affiliate..............................              2,392
             Accrued interest..................................             (2,819)
             Deferred revenue..................................                430
             Other non-current liabilities.....................               (517)
                                                                         ---------
        Cash flows from operating activities...................              7,957
                                                                         ---------
        CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchases of cable systems, net of cash acquired.....           (413,511)
          Purchase of RMG Class A Common Stock.................               (329)
          Property and equipment...............................            (10,910)
          Intangible assets....................................               (347)
          Notes receivable.....................................            (15,247)
          Purchases of escrowed investments....................            (88,756)
          Proceeds from sale of investment.....................              1,080
                                                                         ---------
        Cash flows from investing activities...................           (528,020)
                                                                         ---------
        CASH FLOWS FROM FINANCING ACTIVITIES:
          Borrowings from long-term debt.......................            837,000
          Repayment of long-term debt..........................           (350,583)
          Call premium and other fees on early extinguishment
             of debt...........................................             (4,716)
          Contributed capital..................................            190,530
          Partner distribution.................................           (120,755)
          Debt issue costs.....................................            (16,925)
          Syndication costs....................................               (967)
                                                                         ---------
        Cash flows from financing activities...................            533,584
                                                                         ---------
        Net change in cash.....................................             13,521
                                                                         ---------
        Cash, beginning of period
        Cash, end of period....................................         $   13,521
                                                                         =========

          See accompanying notes to consolidated financial statements.

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

1. THE COMPANY AND BASIS OF PRESENTATION:

     InterMedia Capital Partners IV, L.P. ("ICP-IV" or the "Company"), a California limited partnership, was formed on March 19, 1996, as a successor to InterMedia Partners IV, L.P. ("IP-IV"), for the purpose of acquiring and operating cable television systems in three geographic clusters, all located in the southeastern United States.

     As of September 30, 1996, ICP-IV's systems served the following number of basic subscribers and encompassed the following number of homes passed:

                                                                BASIC         HOMES
                                                             SUBSCRIBERS     PASSED
                                                             -----------     -------
            Nashville/Mid-Tennessee Cluster................    325,703       507,497
            Greenville/Spartanburg Cluster.................    146,503       205,326
            Knoxville/East Tennessee Cluster...............     97,947       135,183
                                                               -------       -------
                      Total................................    570,153       848,006
                                                               =======       =======

     The accompanying unaudited interim consolidated financial statements include the accounts of ICP-IV and its directly and indirectly, majority-owned subsidiaries, InterMedia Partners IV, Capital Corp., IP-IV, InterMedia Partners Southeast ("IPSE"), InterMedia Partners of Tennessee ("IP-TN"), InterMedia Partners of West Tennessee, L.P. ("IPWT"), and Robin Media Group, Inc. ("RMG"). ICP-IV and its majority-owned subsidiaries are collectively referred to as the "Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are presented in accordance with the rules and regulations of the Securities and Exchange Commission applicable to interim financial information. Accordingly, certain footnote disclosures have been condensed or omitted. In the Company's opinion, the interim unaudited consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial position as of September 30, 1996, the results of operations for the nine months ended September 30, 1996 and cash flow for the nine months ended September 30, 1996. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results that can be expected for the year ended December 31, 1996.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

2. ACQUISITIONS

     On July 30, 1996 and August 1, 1996, the Company borrowed $558,000 under a new bank term loan and revolving credit agreement (the "Bank Facility"), issued $292,000 in senior notes (the "Notes"), and received equity contributions from its partners of $360,000, consisting of: $190,550 in cash; $117,600 representing the fair market value of cable television properties contributed, net of cash paid to the contributing partner of $120,755; $13,333 representing the fair market value of limited partner interests in IPWT, an affiliate; $36,667 in exchange for notes receivable from IPWT; and $1,850 in the form of a note receivable from InterMedia Capital Management IV, L.P. ("ICM-IV"), the general partner of ICP-IV. The Bank Facility, the Notes and the equity contributions are referred to as the "Financing."

     On July 30, 1996, the Company acquired cable television systems serving approximately 360,400 basic subscribers in Tennessee, South Carolina and Georgia through the Company's acquisition of controlling equity interests in IPWT and Robin Media Holdings, Inc. ("RMH"), an affiliate, and through the equity contribution of certain cable television systems (the "Greenville/Spartanburg System") to the Company by affiliates of Tele-Communications, Inc. ("TCI").

     The Company acquired all of the general and limited partner interests of IPWT in exchange for a $13,333 limited partner interest in ICP-IV. Concurrently, General Electric Capital Corporation ("GECC") transferred to ICP-IV its $55,800 note receivable from IPWT and related interest receivable of $3,356, including contingent interest, in exchange for an $11,667 limited partner interest in ICP-IV, a $25,000 preferred limited partner interest in ICP-IV and cash of $22,489.

     InterMedia Partners V, L.P. ("IP-V"), a former affiliate, owned all of the outstanding equity of RMH prior to the Company's acquisition of a majority of the voting interests in RMH. In conjunction with a recapitalization of RMH, ICP-IV purchased 3,285 shares of RMH's Class A Common Stock for $330. Concurrently, a wholly owned subsidiary of TCI converted its outstanding loan to IP-V into a limited partnership interest and, in dissolution of the IP-V partnership, received 365 shares of RMH Class B Common Stock valued at $37 and 12,000 shares of RMH Redeemable Preferred Stock valued at $12,000. Upon completion of the recapitalization, the Company has 60% of the voting interests of RMH, with TCI owning the remaining 40%. In connection with the acquisition, the Company assumed approximately $331,450 of long-term debt and $11,565 of accrued interest, which was repaid with proceeds from the Financing. Upon consummation of the acquisition, RMH merged into its wholly owned operating subsidiary RMG. All of the RMH stock just described was converted as a result of the merger into capital stock of RMG with the same terms.

     Affiliates of TCI transferred their interests in the Greenville/Spartanburg System to the Company in exchange for a 49.0% limited partner interest in ICP-IV valued at $117,600 and an assumption of $120,755 of debt which was simultaneously repaid by the Company with proceeds from the Financing. The cash paid of $120,755 for debt assumed has been recorded as a distribution to TCI in the accompanying consolidated financial statements.

     TCI held substantial direct and indirect ownership interests in each of RMH, IPWT and the Greenville/Spartanburg System. As a result of TCI's substantial continuing interest in RMG, IPWT and the Greenville/Spartanburg System after the Company's acquisitions, the acquired assets of these entities have been accounted for at their historical basis as of the acquisition date. Results of operations for these entities have been included in the Company's consolidated results only from the acquisition date. The historical cost

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

basis of RMH's, IPWT's and the Greenville/Spartanburg System's assets purchased and liabilities assumed as of July 30, 1996 was as follows:

            Current assets..........................................    $ 20,149
            Property and equipment..................................     106,205
            Franchise rights........................................     270,593
            Goodwill................................................      59,532
            Other non-current assets................................       8,356
                                                                        --------
                      Total assets..................................    $464,835
                                                                        ========
            Current liabilities.....................................    $ 33,063
            Long-term debt..........................................     546,059
            Other non-current liabilities...........................          87
                                                                        --------
                      Total liabilities.............................     579,209
                                                                        --------
            Mandatorily redeemable preferred stock..................      12,000
            Minority interest.......................................          37
            Total equity............................................    (126,411)
                                                                        --------
                      Total liabilities and equity..................    $464,835
                                                                        ========

     On May 8, 1996, IPSE acquired the Houston, Texas cable television assets of Prime Cable ("the Prime Houston System") with the intent of exchanging with TCI the Prime Houston System for cable television systems of Viacom serving approximately 148,800 basic subscribers in metropolitan Nashville, Tennessee (the "Viacom Nashville System"). The purchase price for the Prime Houston System of approximately $300,000 was financed entirely with non-recourse debt from TCI Communications, Inc. ("TCIC"), a wholly owned subsidiary of TCI, and Bank of America. As was planned, on July 31, 1996, TCI and TCIC consummated the acquisition of all of Viacom's cable television systems including the Viacom Nashville System. On August 1, 1996, IPSE acquired the Viacom Nashville System in exchange for the Prime Houston System and cash equal to the difference between the fair market values of the systems. The aggregate purchase price of the Viacom Nashville System pursuant to the exchange was $313,465. TCI managed the Prime Houston System during the Company's ownership period, and, under the terms of the exchange agreement, the Company was obligated to sell to TCIC and TCIC was obligated to purchase the Prime Houston System from the Company for an amount in cash sufficient to repay the outstanding balances of the TCIC and bank loans in the event that TCI had been unable to complete the Viacom acquisition by October 1, 1996. Under the terms of the various agreements with TCIC, the Company could not dispose of and did not have effective control over the use of the Prime Houston assets, and there was no economic effect to the Company from the Prime Houston assets during IPSE's ownership of the Prime Houston System. Accordingly, the accounts of the Prime Houston System and the related debt and interest expense have been excluded from the Company's consolidated financial statements. IPSE's acquisition of the Viacom Nashville System has been accounted for as a purchase in accordance with Accounting Principles Bulletin No. 16 ("APB16") and the Viacom Nashville System's results of operations have been included in the Company's consolidated results only from August 1, 1996, the date of the exchange.

     During the nine months ended September 30, 1996, the Company acquired other cable television systems serving approximately 59,700 basic subscribers primarily in central and eastern Tennessee for an aggregate purchase price of $102,272 (the "Miscellaneous Acquisitions"). These acquisitions have also been accounted for as purchases in accordance with APB16. Accordingly, results of operations of the Miscellaneous Acquisitions have been included in the Company's consolidated results only from the dates of acquisition.

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     Total acquisition costs of the Viacom Nashville System and the Miscellaneous Acquisitions are as follows:

            Cash paid to sellers, net of liabilities assumed..........  $414,154
            Other acquisition costs...................................     1,583
                                                                        --------
                      Total acquisition costs.........................  $415,737
                                                                        ========

     The Company's preliminary allocation of acquisition costs for the Viacom Nashville System and the Miscellaneous Acquisitions, pending receipt of final appraisals, is as follows:

            Current assets..........................................    $  8,430
            Property and equipment..................................      43,200
            Franchise rights........................................     342,194
            Goodwill................................................      31,226
            Other non-current assets................................         376
                                                                        --------
                      Total assets..................................     425,426
                                                                        --------
            Current liabilities.....................................       9,188
            Non-current liabilities.................................         501
                                                                        --------
                      Total liabilities.............................       9,689
                                                                        --------
            Net assets acquired.....................................    $415,737
                                                                        ========

     Had the acquisitions and the Financing been completed as of January 1, 1996, pro forma revenues, net loss before extraordinary gain on early extinguishment of debt and minority interest and net loss for the nine months ended September 30, 1996 would have been $169,100, $67,000 and $49,000, respectively.

3. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                      SEPTEMBER 30,
                                                                          1996
                                                                      -------------
            Franchise rights......................................      $ 613,262
            Goodwill..............................................         90,758
            Debt issue costs......................................         16,819
            Other.................................................            542
                                                                         --------
                                                                          721,381
            Accumulated amortization..............................        (18,689)
                                                                         --------
                                                                        $ 702,692
                                                                         ========

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

4. PROPERTY AND EQUIPMENT

     Property and equipment at September 30, 1996 consist of the following:

            Land....................................................    $  1,044
            Cable television plant..................................     127,888
            Buildings and improvements..............................       1,340
            Furniture and fixtures..................................       1,734
            Equipment and other.....................................      10,647
            Construction in progress................................      17,633
                                                                        --------
                                                                         160,286
            Accumulated depreciation................................      (8,213)
                                                                        --------
                                                                        $152,073
                                                                        ========

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following:

                                                                      SEPTEMBER 30,
                                                                          1996
                                                                      -------------
            Accounts payable......................................       $ 3,915
            Accrued program costs.................................         1,817
            Accrued franchise fees................................         3,739
            Accrued payroll costs.................................         1,723
            Accrued property and other taxes......................         2,497
            Accrued legal fees....................................           183
            Accrued accounting fees...............................           168
            Other accrued liabilities.............................         6,901
                                                                      -------------
                                                                         $20,943
                                                                      ==========

6. LONG-TERM DEBT

     Long-term debt at September 30, 1996 consists of the following:

            Bank revolving credit facility, $475,000 commitment as
              of September 30, 1996, interest currently at LIBOR
              plus 1.625% payable quarterly, matures July 1, 2004...    $325,000
            Bank term loan; interest at LIBOR plus 2.375% payable
              quarterly, matures January 1, 2005....................     220,000
            11 1/4% senior notes, interest payable semi-annually,
              due August 1, 2006....................................     292,000
                                                                        --------
                                                                        $837,000
                                                                        ========

     The Company's bank debt is outstanding under a revolving credit facility and term loan agreement executed by IP-IV and dated July 30, 1996. The revolving credit facility currently provides for $475,000 of available credit. Starting January 1, 1999 revolving credit facility commitments will be permanently reduced semiannually by increments ranging from $22,500 to $47,500 through maturity on July 1, 2004. The term loan

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

requires semiannual principal payments of $500 starting January 1, 1999 through January 1, 2004, and final principal payments in two equal installments of $107,250 on July 1, 2004 and January 1, 2005. Advances under the Bank Facility are available under interest rate options related to the base rate of the administrative agent for the Bank Facility ("ABR") or LIBOR. Interest rates on borrowings under the term loan are at LIBOR plus 2.375% or ABR plus 1.125%. Interest rates vary on borrowings under the revolving credit facility from LIBOR plus 0.75% to LIBOR plus 1.75% or ABR to ABR plus 0.50% based on the Company's ratio of senior debt to annualized quarterly operating cash flow. For purposes of this computation, senior debt, as defined, excludes the 11.25% senior notes. The Bank Facility requires quarterly interest payments, or more frequent interest payments if a shorter period is selected under the LIBOR option, and quarterly payment of fees on the unused portion of the revolving credit facility at 0.375% per annum when the senior leverage ratio is greater than 4.0:1.0 and at 0.25% when the senior leverage ratio is less than or equal to 4.0:1.0. At September 30, 1996, the interest rate on borrowings outstanding under the revolving credit facility was 7.25%.

     The Company has entered into interest rate swap agreements in the aggregate notional principal amount of $120,000 to establish long-term fixed interest rates on its variable senior bank debt. Under the swap agreements, the Company pays quarterly interest at fixed rates ranging from 6.28% to 6.3225% and receives quarterly interest payments equal to LIBOR. The differential to be paid or received in connection with an individual swap agreement is accrued as interest rates change over the period to which the payments or receipts relate. The agreements expire between May 1999 and February 2000.

     Borrowings under the Bank Facility are secured by the capital stock and partnership interests of IP-IV's subsidiaries.

     The 11 1/4% senior notes will be redeemable at the option of the Company, in whole or in part, subsequent to August 1, 2001 at specified redemption prices which will decline in equal annual increments and range from 105.625% beginning August 1, 2001 to 100.0% of the principal amount beginning August 1, 2004 through the maturity date, plus accrued interest.

     As of September 30, 1996, ICP-IV has $89,637 in pledged securities, including interest which represent sufficient funds to provide for payment in full of interest on the Notes through August 1, 1999 and that are pledged as security for repayment of the Notes under certain circumstances. Proceeds from the pledged securities will be used by ICP-IV to make interest payments on the Notes through August 1, 1999.

     ICP-IV is the issuer of the Notes and, as a holding company, has no direct operations. The Notes are structurally subordinated to borrowings of IP-IV under the Bank Facility.

     The debt agreements contain certain covenants which restrict the Company's ability to encumber assets, make investments or distributions, retire partnership interests, pay management fees currently, incur or guarantee additional indebtedness and purchase or sell assets. The debt agreements include financial covenants which require minimum interest and debt coverage ratios and specify maximum debt to cash flow ratios.

     Based on the recent pricing and issuance of the Notes, the carrying amount of these securities at September 30, 1996 approximates their fair value. Borrowings under the Bank Facility's are at rates that would be otherwise currently available to the Company. Accordingly, the carrying amounts of bank borrowings outstanding as of September 30, 1996 approximate their fair value.

7. MANDATORILY REDEEMABLE PREFERRED STOCK

     The RMG Redeemable Preferred Stock has an annual dividend of 10.0% and participates in any dividends paid on the common stock at 10.0% of the dividend per share paid on the common stock. The RMG

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)
Redeemable Preferred Stock bears a liquidation preference of $12,000 plus any accrued but unpaid dividends at the time of liquidation and is mandatorily redeemable on September 30, 2006 at the liquidation preference amount. RMG also has the right, but not the obligation, to redeem in whole or in part the RMG Redeemable Preferred Stock at the liquidation preference amount on or after September 30, 2001. The accrued dividend on the RMG Redeemable Preferred Stock is included in minority interest as a charge against income (loss).

8. CABLE TELEVISION REGULATION

     Cable television legislation and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect the Company and the cable television industry.

     The cable industry is currently regulated at the federal and local levels under the Cable Act of 1984, the Cable Act of 1992 (the "1992 Act"), the Telecommunications Act of 1996 (the "1996 Act") and regulations issued by the Federal Communications Commission ("FCC") in response to the 1992 Act. FCC regulations govern the determination of rates charged for basic, expanded basic and certain ancillary services, and cover a number of other areas including customer service and technical performance standards, the required transmission of certain local broadcast stations and the requirement to negotiate retransmission consent from major network and certain local television stations. Among other provisions, the 1996 Act will eliminate rate regulation on the expanded basic tier effective March 31, 1999.

     Current regulations issued in connection with the 1992 Act empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Management believes it has made a fair interpretation of the 1992 Act and related FCC regulations in determining regulated cable television rates and other fees based on the information currently available.

     Many aspects of regulations at the federal and local levels are currently the subject of judicial review and administrative proceedings. In addition, the FCC is required to conduct rulemaking proceedings over the next several months to implement various provisions of the 1996 Act. It is not possible at this time to predict the ultimate outcome of these reviews or proceedings or their effect on the Company.

9. COMMITMENTS AND CONTINGENCIES

     The Company is committed to provide cable television services under franchise agreements with remaining terms of up to twenty years. Franchise fees of up to 5% of gross revenues are payable under these agreements.

     Current FCC regulations require that cable television operators obtain permission to retransmit major network and certain local television station signals. The Company has entered into long-term retransmission agreements with all applicable stations in exchange for in-kind and/or other consideration.

     The Company is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the ultimate outcome of any existing litigation or other claims will not have a material adverse effect on the Company's financial condition or results of operations.

10. RELATED PARTY TRANSACTIONS

     ICM-IV manages the business of ICP-IV and its subsidiaries for a per annum fee of 1% of the Company's total non-preferred capital contributions, or $3,350, of which ICM-IV will defer 20% per annum, payable in each following year, in order to support the Company's bank debt. However, pursuant to ICP-IV's

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

Limited Partnership Agreement, ICM-IV's first year management fees of $3,350 were prepaid in July and August 1996.

     InterMedia Management, Inc. ("IMI") is wholly owned by the managing general partner of ICM-IV. IMI has entered into agreements with all of ICP-IV's subsidiaries to provide accounting and administrative services at cost. IMI also provides such services to other cable systems which are affiliates of the Company. During the nine months ended September 30, 1996, administrative fees charged by IMI were $1,287. Receivables from affiliates represent advances to IMI net of administration fees charged by IMI and operating expenses paid by IMI on behalf ICP-IV's subsidiaries.

     As an affiliate of TCI, ICP-IV is able to purchase programming services from a subsidiary of TCI. Management believes that the overall programming rates made available through this relationship are lower than ICP-IV could obtain separately. The TCI subsidiary is under no obligation to continue to offer such volume rates to ICP-IV, and such rates may not continue to be available in the future should TCI's ownership in ICP-IV significantly decrease or if TCI or the programmers should otherwise decide not to offer such participation to the Company. Programming fees charged by the TCI subsidiary for the nine months ended September 30, 1996 amount to $7,826. Payable to affiliate represents programming fees payable to the TCI subsidiary of $4,714 at September 30, 1996.

     On April 1, 1996, IPTN loaned $15.0 million to RMH. Interest income for the nine months ended September 30, 1996 includes $445 which IPTN recorded on the note prior to the Company's purchase of RMH on July 30, 1996. As of September 30, 1996 the note balance outstanding including accrued interest has been eliminated in consolidation.

11. EXTRAORDINARY GAIN ON EARLY EXTINGUISHMENT OF DEBT

     As described in Note 2 -- Acquisitions, in connection with the Company's acquisition of a majority of the voting interest in RMH, the Company assumed approximately $331,450 of long-term debt, which was repaid with the proceeds from the Financing. The repayment of RMH's long-term debt resulted in call premium and fees associated with the defeasance of the debt. Costs associated with the prepayment of the debt resulted in an extraordinary loss on early extinguishment of debt of $2,926, net of tax benefit of $1,790.

     Also, in connection with the Company's acquisition of the partner interests of IPWT, GECC transferred to ICP-IV its note receivable from IPWT and related interest receivable in exchange for a limited partner and a preferred limited partner interest in ICP-IV and cash. The settlement of IPWT's long-term note payable to GECC resulted in an extraordinary gain on early extinguishment of debt of $21,409, which represented a debt restructuring credit balance as of July 30, 1996. The debt restructuring credit was created in 1994 upon IPWT's restructuring of its GECC debt.

             INTERMEDIA CAPITAL PARTNERS IV, L.P. AND SUBSIDIARIES

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

12. SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     During the nine months ended September 30, 1996, the Company paid interest of $20,125. Also, during the nine months ended September 30, 1996, cash paid for income taxes was not material.

     As described in Note 2, during the nine months ended September 30, 1996 the Company acquired several cable television systems located in Tennessee and Georgia. In conjunction with the acquisitions, assets acquired and liabilities assumed were as follows:

            Fair value of assets acquired...........................    $416,996
            Liabilities assumed, net of current assets..............      (1,259)
            Cash acquired in connection in RMH and IPWT
              acquisitions..........................................      (2,226)
                                                                        --------
            Net cash paid...........................................    $413,511
                                                                        ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of InterMedia
Capital Partners IV, L.P.

     In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of InterMedia Capital Partners IV, L.P. and its subsidiaries at December 31, 1995 in conformity with generally accepted accounting principles. This consolidated balance sheet is the responsibility of the Partnership's management; our responsibility is to express an opinion on this consolidated balance sheet based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated balance sheet presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Francisco, California
June 28, 1996

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                  DECEMBER 31,
                                                                                      1995
                                                                                  ------------
ASSETS
Intangible assets, net........................................................       $  707
          Total assets........................................................       $  707
LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued liabilities......................................       $  265
Payable to affiliates.........................................................        1,067
          Total current liabilities...........................................        1,332
Commitments and contingencies
PARTNERS' CAPITAL
General partner...............................................................           (7)
Limited partners..............................................................         (618)
          Total partners' capital.............................................         (625)
          Total liabilities and partners' capital.............................       $  707

             See accompanying notes to consolidated balance sheet.

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                      NOTES TO CONSOLIDATED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

1. THE COMPANY AND BASIS OF PRESENTATION

     InterMedia Capital Partners IV, L.P., a California limited partnership ("ICP-IV" or the "Partnership"), was formed on March 19, 1996, as a successor to InterMedia Partners IV, L.P. ("IP-IV" or "Predecessor") for the purpose of consolidating various cable television systems owned by affiliated entities and acquiring new cable television systems located in the southeastern United States (see Note 7 -- Subsequent Events).

     InterMedia Capital Management IV, L.P., a California limited partnership ("ICM-IV"), is the 1.1% general partner of ICP-IV. As of June 28, 1996, ICP-IV has obtained capital commitments from limited and general partners of $360,000, including commitments to contribute cash, cable television properties and debt and equity interests in InterMedia Partners of West Tennessee, L.P. ("IPWT"), an affiliated entity. The limited partner commitments are from various institutional investors and include a preferred limited partner interest of $25,000, which General Electric Capital Corporation will receive in exchange for a portion of its note receivable from IPWT.

     The cable television properties (the "Greenville/Spartanburg System") are to be contributed by affiliates of Tele-Communications, Inc. ("TCI") in exchange for a 49% limited partner interest in ICP-IV. These properties serve approximately 115,500 basic subscribers located in the Greenville/Spartanburg, South Carolina metropolitan area.

     The Partnership is in the process of obtaining long-term debt financing. Proceeds from capital contributions and issuance of the new debt will be used to repay existing debt incurred subsequent to December 31, 1995 and to fund planned acquisitions of cable television properties, including the acquisition of a majority of the outstanding voting interests in Robin Media Holdings, Inc. ("RMH"), an affiliated entity, and the acquisition of IPWT. An affiliate of TCI holds substantial indirect interests in both RMH and IPWT.

     Because of TCI's substantial continuing ownership interests in RMH, IPWT and the Greenville/Spartanburg System after consummation of the proposed acquisitions, the transfers of these systems will be accounted for on an historical cost basis. All other planned acquisitions are from unaffiliated entities and are expected to be accounted for as purchases at fair market value. Results of operations for the proposed acquisitions will be included only from the respective acquisition dates.

     ICP-IV is the successor partnership to IP-IV. Upon formation of ICP-IV, the previous general and limited partners of IP-IV became the general and limited partners of ICP-IV. Simultaneously, ICP-IV became the 99.99% limited partner of IP-IV and ICM-IV became the .01% general partner of IP-IV. The accompanying balance sheet represents the assets, liabilities and equity of the Predecessor as of December 31, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of consolidation

     The consolidated balance sheet includes the accounts of ICP-IV, and its majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

  Cash equivalents

     The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Revenue recognition

     Cable television service revenue is recognized in the period in which the services are provided to customers. Deferred revenue represents revenue billed in advance and deferred until cable service is provided.

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                             (DOLLARS IN THOUSANDS)

  Inventory

     Inventory consists primarily of supplies and is stated at the lower of cost or market determined by the first-in, first-out method.

  Property and equipment

     Additions to property and equipment, including new customer installations, are recorded at cost. Self constructed fixed assets include materials, labor and overhead. Costs of disconnecting and reconnecting cable service are expensed. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. Capitalized plant is written down to recoverable values whenever recoverability through operations or sale of the system becomes doubtful.

     Depreciation is computed using the double-declining balance method over the following estimated useful lives:

                                                                      YEARS
                                                                      ------
                Cable television plant..............................    5-10
                Buildings and improvements..........................      10
                Furniture and fixtures..............................     3-7
                Equipment and other.................................    3-10

  Intangible assets

     The Partnership has franchise rights to operate cable television systems in various towns and political subdivisions. Franchise rights are being amortized over the lesser of the remaining lives of the franchises or the base twelve-year term of ICP-IV which expires on December 31, 2007. Remaining franchise lives range from one to thirteen years.

     Goodwill represents the excess of acquisition cost over the fair value of net tangible and franchise assets acquired and liabilities assumed and is being amortized on a straight line basis over the twelve-year term of ICP-IV.

     Debt issue costs of $3 are included in intangible assets at December 31, 1995 and are being amortized over the terms of the related debt.

     Cost associated with potential acquisitions are initially deferred. For acquisitions which are completed, related costs are capitalized as part of the acquisition costs. For those acquisitions not completed, related costs are expensed in the period the acquisition is abandoned.

     Capitalized intangibles are written down to recoverable values whenever recoverability through operations or sale of the system becomes doubtful. Each year, the Partnership evaluates the recoverability of the carrying value of its intangible assets by assessing whether the projected cash flows, including projected cash flows from sale of the systems, is sufficient to recover the unamortized costs of these assets.

  Long-lived assets and long-lived assets to be disposed of

     ICP-IV has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." ICP-IV reviews property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment losses have been recognized by ICP-IV.

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                             (DOLLARS IN THOUSANDS)

  Accounts payable and accrued liabilities

     Accounts payable and accrued liabilities consist of the following:

                                                                      DECEMBER 31,
                                                                          1995
                                                                      ------------
            Accrued legal fees......................................      $196
            Accrued accounting fees.................................        16
            Other accrued liabilities...............................        53
                                                                          ----
                                                                          $265
                                                                          ====

  Income taxes

     No provision or benefit for income taxes is reported in ICP-IV's financial statements because, as a partnership, the tax effects of ICP-IV's results of operations accrue to the partners.

  Partners' capital

     Syndication costs incurred to raise capital have been included in partners' capital.

  Allocation of profits and losses

     Profits and losses are allocated in accordance with the provisions of ICP-IV's partnership agreement, generally as follows:

          Losses are allocated first to the partners to the extent of and in accordance with relative capital contributions; second, to the partners which loaned money to the Partnership to the extent of and in accordance with relative loan amounts; and third, to the partners in accordance with relative capital contributions, except that losses are allocated to the preferred limited partner to the extent of its capital account balance only until such balance has been reduced to zero.

          Profits are allocated first to the preferred limited partner in an amount sufficient to yield an 11.75% return compounded semi-annually on its capital contributions; second, to the partners which loaned money to the Partnership to the extent of and proportionate to previously allocated losses relating to such loans; third, among the partners, other than the preferred limited partner, in accordance with relative capital contributions, in an amount sufficient to yield a pre-tax return of 15% per annum on their capital contributions; and fourth, 20% to the general partner and 80% to the limited and general partners, other than the preferred limited partner, in accordance with relative capital contributions.

  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                             (DOLLARS IN THOUSANDS)

3. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                      DECEMBER 31,
                                                                          1995
                                                                      ------------
            Debt issue cost.......................................      $      3
            Other.................................................           704
                                                                             707
            Accumulated amortization..............................
                                                                        $    707

4. CABLE TELEVISION REGULATION

     Cable television legislation and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect the Partnership and the cable television industry.

     The cable industry is currently regulated at the federal and local levels under the Cable Act of 1984, the Cable Act of 1992 ("the 1992 Act"), the Telecommunications Act of 1996 ("the 1996 Act") and regulations issued by the Federal Communications Commission ("FCC") in response to the 1992 Act. FCC regulations govern the determination of rates charged for basic, expanded basic and certain ancillary services, and cover a number of other areas including customer service and technical performance standards, the required transmission of certain local broadcast stations and the requirement to negotiate retransmission consent from major network and certain local television stations. Among other provisions, the 1996 Act will eliminate rate regulation on the expanded basic tier effective March 31, 1999.

     Current regulations issued in connection with the 1992 Act empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Management believes it has made a fair interpretation of the 1992 Act and related FCC regulations in determining regulated cable television rates and other fees based on the information currently available.

     Many aspects of regulation at the federal and local levels are currently the subject of judicial review and administrative proceedings. In addition, the FCC is required to conduct rulemaking proceedings over the next several months to implement various provisions of the 1996 Act. It is not possible at this time to predict the ultimate outcome of these reviews or proceedings or their effect on the Partnership.

5. COMMITMENTS AND CONTINGENCIES

     The Partnership is committed to provide cable television services under franchise agreements with remaining terms of up to thirteen years. Franchise fees of up to 5% of gross revenues are payable under these agreements.

     Current FCC regulations require that cable television operators obtain permission to retransmit major network and certain local television station signals. The Partnership has entered into long-term retransmission agreements with all applicable stations in exchange for in-kind and/or other consideration.

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                             (DOLLARS IN THOUSANDS)

     The Partnership is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the ultimate outcome of any existing litigation or other claims will not have a material adverse effect on the Partnership's financial condition or results of operations.

6. RELATED PARTY TRANSACTIONS

     InterMedia Capital Management ("ICM"), InterMedia Capital Management III, L.P. ("ICM-III") and ICM-IV have the same managing general partner and certain limited partners in common. Payable to affiliates at December 31, 1995 include $223 of amounts outstanding to ICM for costs paid by ICM on behalf of the Partnership. The payable to ICM will be paid upon closing of the planned financing (see Note 7).

     ICM-IV will manage the business of the Partnership and its majority owned investees for a per annum fee of 1% of the Partnership's total capital contributions. The first year's management fee was paid in advance. In subsequent years, 80% of the management fee will be paid quarterly in advance and the remaining 20% will be deferred until each subsequent year in support of the Partnership's long-term debt.

     InterMedia Partners III, L.P. ("IP-III") has ICM-III as its general partner and has certain limited partners in common with ICP-IV. Payable to affiliates at December 31, 1995 includes $224 of deferred acquisition costs and $605 of syndication costs paid by IP-III on behalf of ICP-IV. These costs relate to acquisitions that previously were to be consummated by IP-III and are now expected to be consummated by ICP-IV and to equity commitments that have been transferred from IP-III to ICP-IV. The payables will be paid upon closing of the planned financing (see Note 7).

     InterMedia Management, Inc. ("IMI") is wholly owned by the managing general partner of ICM-IV. IMI provides accounting and administrative services at cost to all of ICP-IV's operating entities. IMI also provides such services to other cable systems which are affiliates of the Partnership. Payable to affiliates at December 31, 1995 include $15 for administration fees charged by IMI and operating expenses paid by IMI on behalf of ICP-IV. IMI charges are paid in cash on a monthly basis.

     As an affiliate of TCI, ICP-IV is able to purchase programming services from a subsidiary of TCI. Management believes that the overall programming rates made available through this relationship are lower than ICP-IV could obtain separately. The TCI subsidiary is under no obligation to continue to offer such volume rates to ICP-IV, and such rates may not continue to be available in the future should TCI's ownership in ICP-IV significantly decrease or if TCI or the programmers should otherwise decide not to offer such participation to ICP-IV. Programming fees are paid to TCI in cash on a monthly basis.

7. SUBSEQUENT EVENTS

     Subsequent to December 31, 1995, the Partnership acquired several cable television systems (the "Completed Acquisitions") which serve approximately 56,300 basic subscribers primarily in Tennessee for total acquisition costs of $98,598 (unaudited). The acquisitions have been accounted for as purchases and the results of operations of the acquired systems have been included in the consolidated financial statements of the Partnership only from their respective acquisition dates. The Partnership's preliminary allocation of the

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                             (DOLLARS IN THOUSANDS)

acquisition costs of these systems, pending receipt of final appraisals, to tangible and intangible assets are as follows (unaudited):

            Cash paid on closing..................................      $ 98,074
            Other acquisition costs...............................           524
                                                                      ------------
            Total acquisition costs...............................        98,598
            Liabilities assumed...................................            57
            Costs assigned to tangible assets.....................       (15,451)
                                                                      ------------
            Costs attributed to intangible assets.................      $ 83,204
                                                                      ==========

     The acquired systems had total revenues of $18,928 (unaudited) and net income of $4,786 (unaudited) for the year ended December 31, 1995.

     The unaudited pro forma combined condensed balance sheet of the Partnership and the acquired entities as of December 31, 1995 after giving effect to certain pro forma adjustments is as follows:

            ASSETS
            Current assets........................................      $  2,623
            Intangible assets.....................................        84,212
            Property and equipment................................        15,451
                                                                      ------------
                      Total assets................................      $102,286
                                                                      ==========
            LIABILITIES AND PARTNERS' CAPITAL
            Current liabilities...................................      $  3,411
            Long-term debt........................................        99,500
                                                                      ------------
                      Total liabilities...........................       102,911
            Total partners' capital...............................          (625)
                                                                      ------------
                      Total liabilities and partners' capital.....      $102,286
                                                                      ==========

     The unaudited pro forma combined results of operations of the Partnership and the acquired entities for the year ended December 31, 1995 after giving effect to certain pro forma adjustments and as if the acquisitions had occurred on January 1, 1995 are as follows:

            Revenues..............................................      $ 18,928
                                                                      ==========
            Net loss..............................................      $(10,172)
                                                                      ==========

     In addition to the Completed Acquisitions, on May 8, 1996, InterMedia Partners Southeast, L.P. ("IPSE"), a subsidiary of the Partnership, acquired certain cable television systems in the Houston, Texas area (the "Prime Houston System") from affiliates of Prime Cable, Inc. for approximately $300 million. IPSE funded this acquisition by obtaining a $297 million nonrecourse loan from TCI and a $3 million nonrecourse loan from Bank of America ("BA"). Both loans mature on December 31, 1996 and are secured by IPSE's investment in the Prime Houston Systems. Pursuant to an assignment and assumption agreement with TCI dated December 18, 1995, IPSE plans to exchange the Prime Houston System for a TCI system of similar value. In the event that the exchange is not completed by October 1, 1996, TCI will be obligated to purchase the Prime Houston System from IPSE.

     Given that IPSE's obligations under the TCI and BA loans are nonrecourse, and, under the terms of the various agreements with TCI, the Company does not have effective control over the use of the Prime Houston assets, the Prime Houston Systems' financial statements have not been included in unaudited pro forma

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                             (DOLLARS IN THOUSANDS)

combined condensed balance sheets or the unaudited pro forma combined results of operations. Management believes the Partnership bears no substantive financial risk during this temporary ownership and does not expect to recognize any revenues or expenses in relation thereto.

  Interim Debt Agreement:

     On January 29, 1996, InterMedia Partners of Tennessee ("IPTN"), a wholly-owned subsidiary of ICP-IV, entered into a bank revolving loan agreement (the "Bridge Loan"). The Bridge Loan provides for borrowings up to $130,000 and will terminate on September 30, 1996. The Bridge Loan has been or will be used to fund (i) the Completed Acquisitions, (ii) additional acquisitions with an aggregate purchase price of approximately $5,500, (iii) a $15,000 loan by IPTN to Robin Media Holdings, Inc., an affiliated entity, and (iv) an amount for general corporate purposes.

     At June 30, 1996, $114,000 (unaudited) was outstanding under the Bridge Loan. Borrowings under the bridge loan generally bear interest at the bank's reference rate plus 1% or at LIBOR plus 2.25%. Interest periods corresponding to interest rate options are generally specified as one, two or three months for LIBOR loans. The loan agreement requires quarterly interest payments, or more frequent interest payments if a shorter period is selected under the LIBOR option. The Bridge Loan is guaranteed by ICP-IV and secured by the assets and limited partnership interests in ICP-IV. Additionally, under the terms of the Bridge Loan, the lenders have the right to require ICP-IV's partners to make their respective capital contributions.

     The Bridge Loan requires IPTN to pay a commitment fee of 0.5% per year, payable quarterly, on the unused portion of available credit.

     During the term of the Bridge Loan, ICP-IV is prohibited from entering into any acquisition agreements other than those discussed herein, without consent from the lenders. The Bridge Loan contains certain restrictive covenants, including prohibitions on further indebtedness, maintenance of certain financial ratios and restrictions on mergers, transactions with affiliates and sales of assets.

     As discussed below, management is in the process of obtaining long-term financing which, in part, will be used to repay amounts outstanding under the Bridge Loan due on September 30, 1996. In the event that planned financing is not completed by the Bridge Loan due date, management believes that existing capital commitments and the borrowing capacity of the Partnership, after giving effect to the Completed Acquisitions, will be sufficient to repay amounts outstanding under the Bridge Loan.

  Planned Acquisitions:

     The Partnership has entered into agreements to acquire additional cable television systems serving approximately 514,000 subscribers located in Tennessee, South Carolina and Georgia. The estimated fair value of the cable television system assets to be acquired is $1,004,000. The acquisitions are subject to certain third party and government approvals (see Note 9).

  Planned Financing:

     The Partnership is in the process of obtaining additional financing through a bank term loan and revolving credit agreement for borrowings up to $695,000 and the issuance of $292,000 in senior notes (see Note 9).

8. EMPLOYEE BENEFIT PLAN

     The Partnership and its subsidiaries participate in the InterMedia Partners Tax Deferred Savings Plan which covers all full-time employees who have completed at least one year of employment with the Partnership or an acquired business. The plan provides for a base employee contribution of 1% and a

                      INTERMEDIA CAPITAL PARTNERS IV, L.P.

                             (DOLLARS IN THOUSANDS)

maximum of 15% of compensation. The Partnership's matching contributions under the plan are at the rate of 50% of the employee's contribution, up to a maximum of 3% of compensation.

9. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF ACCOUNTANTS' REPORT

     On July 30, 1996 and August 1, 1996, the Partnership obtained additional financing through a bank term loan and revolving credit agreement for borrowings up to $695,000 and the issuance of $292,000 in senior notes. Also in July and August 1996, the Partnership completed its planned acquisitions of cable television systems serving approximately 514,000 subscribers (see Note 7).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of InterMedia
Capital Management IV, L.P.

     In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of InterMedia Capital Management IV, L.P. at December 31, 1995, in conformity with generally accepted accounting principles. This balance sheet is the responsibility of the Partnership's management; our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards, which require that we plan and perform an audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Francisco, California
June 28, 1996

                     INTERMEDIA CAPITAL MANAGEMENT IV, L.P.

                                 BALANCE SHEET
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

ASSETS
Intangible assets..................................................................  $     1
                                                                                     -------
  Total assets.....................................................................  $     1
                                                                                     =======
LIABILITIES AND PARTNERS' CAPITAL
Payable to affiliates..............................................................  $     1
                                                                                     -------
  Total liabilities and partners' capital..........................................  $     1
                                                                                     =======

                  See accompanying notes to the balance sheet.

                     INTERMEDIA CAPITAL MANAGEMENT IV, L.P.

                             NOTES TO BALANCE SHEET
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

1. THE COMPANY AND BASIS OF PRESENTATION

     InterMedia Capital Management IV, L.P. ("ICM-IV" or the "Partnership"), a California limited partnership, was organized on October 24, 1994 to manage the business of InterMedia Capital Partners IV, L.P. ("ICP-IV"), a California limited partnership formed for the purpose of consolidating various cable television systems owned by affiliated entities and acquiring new cable television systems located in the southeastern United States (see Note
5 -- Subsequent Events). ICM-IV is the general partner of ICP-IV and will receive a per annum management fee of one percent of ICP-IV's contributed capital.

     Leo J. Hindery, Jr. and InterMedia Management, Inc. are the general partners owning an 89% interest in the Partnership. All of the outstanding common stock of InterMedia Management, Inc. is held by Leo J. Hindery, Jr. The general partners of ICM-IV have not committed, nor do they intend to fund cash flow deficits or furnish other financial assistance, and neither ICM-IV nor ICP-IV believes there is a reasonable possibility that the general partners of ICM-IV will fund deficits or furnish assistance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Intangibles

     Intangibles represent organization costs incurred in the formation of the Partnership. Organization costs will be amortized on a straight-line basis over the twelve year term of the Partnership.

  Income taxes

     No provision or benefit for income taxes is reported in the Partnership's financial statements because, as a partnership, the tax effects of the Partnership's results of operations accrue to the partners.

  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Allocation of profits and losses

     In accordance with the terms of ICM-IV's partnership agreement, profits and losses are allocated among the partners in accordance with their respective percentage interests, except when the limited partners' capital accounts would become negative. In that event, such losses are allocated to the general partners in accordance with their respective percentage interests. Subsequent profits are allocated first among the partners to offset previously allocated losses and then among the partners in accordance with their respective percentage interests.

3. RELATED PARTY TRANSACTIONS

     The Partnership's payable to affiliate balance at December 31, 1995 represents amounts outstanding to InterMedia Partners III, L.P. ("IP-III") for organization costs paid by IP-III on behalf of the Partnership.

4. EQUITY INVESTEE

     The Partnership is the 1.1% general partner of ICP-IV. As of June 28, 1996, ICP-IV has obtained capital commitments from limited and general partners of $360,000, including commitments to contribute cash, cable television properties and debt and equity interests in InterMedia Partners of West Tennessee, L.P. ("IPWT"), an affiliated entity. ICP-IV's commitments are from various institutional investors and include a preferred

                     INTERMEDIA CAPITAL MANAGEMENT IV, L.P.

                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

limited partner interest of $25,000, which General Electric Capital Corporation will receive in exchange for a portion of its note receivable from IPWT.

     The cable television properties (the "Greenville/Spartanburg System") are to be contributed by affiliates of Tele-Communications, Inc. ("TCI") in exchange for a 49% limited partner interest in ICP-IV. These properties serve approximately 115,500 basic subscribers located in the Greenville/Spartanburg, South Carolina metropolitan area.

     ICP-IV is in the process of obtaining long-term debt financing. Proceeds from capital contributions and issuance of the new debt will be used to repay existing debt incurred subsequent to December 31, 1995 and to fund planned acquisitions of cable television properties, including the acquisition of a majority of the outstanding voting interests in Robin Media Holdings, Inc. ("RMH"), an affiliated entity, and the acquisition of IPWT. An affiliate of TCI holds substantial indirect interests in both RMH and IPWT.

     Because of TCI's substantial continuing ownership interests in RMH, IPWT and the Greenville/Spartanburg System after consummation of the proposed acquisitions, the transfers of these systems will be accounted for on an historical cost basis. All other planned acquisitions are from unaffiliated entities and are expected to be accounted for as purchases at fair market value. Results of operations for the proposed acquisitions will be included only from the respective acquisition dates.

     ICP-IV is the successor partnership to InterMedia Partners IV, L.P. ("IP-IV"). Upon formation of ICP-IV, the general and limited partners of IP-IV became the general and limited partners of ICP-IV. Simultaneously, ICP-IV became the 99.99% limited partner of IP-IV and ICM-IV became the .01% general partner of IP-IV. This investment is accounted for under the equity method. The following major components of ICP-IV's consolidated balance sheet represents the assets, liabilities and equity of IP-IV as of December 31, 1995:

            Intangible assets..........................................    $ 707
                                                                           ------
              TOTAL ASSETS.............................................    $ 707
                                                                           ======
            Account payable and accrued liabilities....................    $ 265
            Payable to affiliates......................................    1,067
                                                                           ------
              TOTAL LIABILITIES........................................    1,332
                                                                           ------
            Partners' capital..........................................     (625)
                                                                           ------
              TOTAL LIABILITIES AND PARTNERS' CAPITAL..................    $ 707
                                                                           ======

     ICP-IV's profits and losses are allocated in accordance with the provisions of ICP-IV's partnership agreement, generally as follows:

     Losses are allocated first to the partners to the extent of and in accordance with relative capital contributions; second, to the partners which loaned money to the Partnership to the extent of and in accordance with relative loan amounts; and third, to the partners in accordance with relative capital contributions, except that losses are allocated to the preferred limited partner to the extent of its capital account balance only until such balance has been reduced to zero.

     Profits are allocated first to the preferred limited partner in an amount sufficient to yield an 11.75% return compounded semi-annually on its capital contributions; second, to the partners which loaned money to the Partnership to the extent of and proportionate to previously allocated losses relating to such loans; third, among the partners, other than the preferred limited partner, in accordance with relative capital contributions, in an amount sufficient to yield a pre-tax return of 15% per annum on their capital contributions; and fourth; 20% to ICM-IV and 80% to ICM-IV and the limited partners, other than the preferred limited partner, in accordance with relative capital contributions.

                     INTERMEDIA CAPITAL MANAGEMENT IV, L.P.

                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

5. SUBSEQUENT EVENTS OF INVESTEE

     On January 26, 1996, InterMedia Partners of Tennessee ("IPTN"), a wholly-owned subsidiary of ICP-IV, entered into a bank revolving credit agreement (the "Bridge Loan"). The Bridge Loan provides for borrowings up to $130,000 and will terminate on September 30, 1996. The Bridge Loan is guaranteed by ICM-IV and ICP-IV and secured by the assets and limited partnership interests in ICM-IV and ICP-IV. At June 30, 1996, $114,000 (unaudited) was outstanding under the Bridge Loan.

     ICP-IV management is in the process of obtaining long-term financing which, in part, will be used to repay amounts outstanding under the Bridge Loan due on September 30, 1996. In the event that planned financing is not completed by the Bridge Loan due date, ICP-IV management believes that existing capital commitments and the borrowing capacity of ICP-IV, after giving effect to the completed acquisitions, will be sufficient to repay amounts outstanding under the Bridge Loan.

     Subsequent to December 31, 1995, ICP-IV acquired several cable television systems (the "Completed Acquisitions") which serve approximately 56,300 basic subscribers, primarily in Tennessee, for total acquisitions costs of $98,598 (unaudited). The acquisitions will be accounted for as purchases. Accordingly, results of operations of the acquired systems will be included in the consolidated financial statements of ICP-IV only from their respective acquisition dates. The acquired systems had total revenues of $18,928 (unaudited) and net income of $4,786 (unaudited) for the year ended December 31, 1995.

     The unaudited pro forma combined condensed balance sheet of ICP-IV and the acquired entities as of December 31, 1995 after giving effect to certain pro forma adjustments is as follows:

            ASSETS
            Current assets..........................................    $  2,623
            Intangible assets.......................................      84,212
            Property and equipment..................................      15,451
                                                                        --------
              Total assets..........................................    $102,286
                                                                        ========
            LIABILITIES AND PARTNERS' CAPITAL
            Current liabilities.....................................    $  3,411
            Long-term debt..........................................      99,500
                                                                        --------
              Total liabilities.....................................     102,911
            Total partners' capital.................................        (625)
                                                                        --------
              Total liabilities and partners' capital...............    $102,286
                                                                        ========

     The unaudited pro forma combined results of operations of ICP-IV and the acquired entities for the year ended December 31, 1995 after giving effect to certain pro forma adjustments and as if the acquisition had occurred on January 1, 1995 are as follows:

            Revenues..................................................  $ 18,928
                                                                        ========
            Net loss..................................................  $(10,172)
                                                                        ========

     In addition to the Completed Acquisitions, on May 8, 1996, InterMedia Partners Southeast, L.P. ("IPSE"), a subsidiary of ICP-IV, acquired certain cable television systems in the Houston, Texas area (the "Prime Houston Systems") from affiliates of Prime Cable, Inc. for approximately $300,000. IPSE funded this acquisition by obtaining a $297 million nonrecourse loan from TCI and a $3 million nonrecourse loan from Bank of America ("BA"). Both loans mature on December 31, 1996 and are secured

                     INTERMEDIA CAPITAL MANAGEMENT IV, L.P.

                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

by IPSE's investment in the Prime Houston Systems. Pursuant to an assignment and assumption agreement with TCI dated December 18, 1995, IPSE plans to exchange the Prime Houston System with a TCI system of similar value. In the event that the exchange is not completed by October 1, 1996, TCI will be obligated to purchase the Prime Houston System from IPSE.

     Given that IPSE's obligations under the TCI and BA loans are nonrecourse and its ownership of the Prime Houston is expected to be temporary, the Prime Houston Systems' financial statements have not been included in unaudited pro forma combined condensed balance sheets or the unaudited pro forma combined results of operations. Management believes ICP-IV bears no substantive financial risk during this temporary ownership and does not expect to recognize any revenues or expenses in relation thereto.

  Planned Acquisitions:

     ICP-IV has entered into agreements to acquire additional cable television systems serving approximately 514,000 subscribers located in Tennessee, South Carolina and Georgia. The estimated fair value of the cable television system assets to be acquired is $1,004,000. The acquisitions are subject to certain third party and government approvals (see Note 6).

  Planned Financing:

     ICP-IV is in the process of obtaining additional financing through a bank term loan and revolving credit agreement for borrowings up to $695,000 and the issuance of $292,000 in senior notes (see Note 6).

6. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF ACCOUNTANTS' REPORT

     On July 30, 1996 and August 1, 1996, ICP IV obtained additional financing through a bank term loan and revolving credit agreement for borrowings up to $695,000 and the issuance of $292,000 in senior notes. Also in July and August 1996, ICP IV completed its planned acquisitions of cable television systems serving approximately 514,000 subscribers (see Note 5).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of InterMedia
Capital Partners IV, L.P.

     In our opinion, based upon our audits and the report of other auditors, the accompanying combined balance sheets and the related combined statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the combined financial position of the Previously Affiliated Entities, which are comprised of Robin Media Holdings, Inc., InterMedia Partners of West Tennessee, L.P., TCI of Greenville, Inc., TCI of Spartanburg, Inc. and TCI of Piedmont, Inc., at December 31, 1995 and 1994, except TCI of Greenville, Inc., TCI of Spartanburg, Inc. and TCI of Piedmont, Inc. which are included at December 31, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, except TCI of Greenville, Inc., TCI of Spartanburg, Inc. and TCI of Piedmont, Inc. which are included from January 27, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the combined financial statements of TCI of Greenville, Inc., TCI of Spartanburg, Inc. and TCI of Piedmont, Inc., which statements reflect total assets of $361,812,000 at December 31, 1995 and total revenues of $47,214,000 for the period from January 27, 1995 to December 31, 1995. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for TCI of Greenville, Inc., TCI of Spartanburg, Inc. and TCI of Piedmont, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Francisco, California
June 28, 1996

                         PREVIOUSLY AFFILIATED ENTITIES

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                 DECEMBER 31,
                                                            ----------------------     JULY 30,
                                                              1994          1995         1996
                                                            ---------     --------     --------
                                                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents.................................  $   3,250     $  4,883     $  2,226
Accounts receivable, net of allowance for doubtful
  accounts of $382, $853 and $818.........................      5,575        8,330        8,675
Receivable from affiliates................................        383          303          535
Prepaids..................................................        352          391          485
Inventory.................................................      1,719        2,940        5,230
Other current assets......................................         93          223          221
                                                            ---------     --------     --------
          Total current assets............................     11,372       17,070       17,372
Intangible assets, net....................................    189,562      468,713      443,392
Property and equipment, net...............................     67,098      102,668      109,916
Investments...............................................        435          795          795
Note receivable...........................................      5,569
Deferred income taxes.....................................                                5,756
Other assets..............................................      1,022        1,248        1,639
                                                            ---------     --------     --------
          Total assets....................................  $ 275,058     $590,494      578,870
                                                            =========     ========     ========
LIABILITIES AND EQUITY
Cash Overdraft............................................  $             $            $     35
Current portion of long-term debt.........................      3,882        4,043
Accounts payable and accrued liabilities..................      5,462       10,692       10,747
Deferred revenue..........................................      3,800        3,963        4,061
Payable to affiliates.....................................      2,441        2,124        1,398
Accrued interest..........................................      9,634       10,086
                                                            ---------     --------     --------
          Total current liabilities.......................     25,219       30,908       16,241
Accrued interest..........................................                               14,987
Long-term debt............................................    399,618      407,176      408,659
Note payable to affiliate.................................                               15,445
Deferred income taxes.....................................     17,198      115,161      106,275
                                                            ---------     --------     --------
          Total liabilities...............................    442,035      553,245      561,607
                                                            ---------     --------     --------
Commitments and contingencies
Equity....................................................   (166,977)      37,249       17,263
                                                            ---------     --------     --------
          Total liabilities and equity....................  $ 275,058     $590,494     $578,870
                                                            =========     ========     ========

          See accompanying notes to the combined financial statements.

                         PREVIOUSLY AFFILIATED ENTITIES

                       COMBINED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                            FOR THE        PERIOD FROM
                                           FOR THE YEAR ENDED             SEVEN MONTHS     JANUARY 1,
                                              DECEMBER 31,                 ENDED JULY        1996 TO
                                   ----------------------------------         31,           JULY 30,
                                     1993         1994         1995           1995            1996
                                   --------     --------     --------     ------------     -----------
                                                                                  (UNAUDITED)
Basic and cable services.........  $ 43,138     $ 52,829     $ 85,632       $ 48,904        $  56,658
Pay services.....................     8,699       12,043       23,942         13,266           14,185
Other services...................     5,848        8,177       19,397         10,408           10,297
                                   --------     --------     --------       --------         --------
                                     57,685       73,049      128,971         72,578           81,140
                                   --------     --------     --------       --------         --------
Program fees.....................     9,376       13,189       24,684         13,923           17,080
Other direct expenses............     7,801        9,823       16,851          9,499           10,000
Depreciation and amortization....    66,940       68,216       70,154         41,141           36,507
Selling, general and
  administrative expenses........    12,414       15,852       30,509         16,164           19,698
Management and consulting fees...       465          585          815            530              398
                                   --------     --------     --------       --------         --------
                                     96,996      107,665      143,013         81,257           83,683
                                   --------     --------     --------       --------         --------
Loss from operations.............   (39,311)     (34,616)     (14,042)        (8,679)          (2,543)
                                   --------     --------     --------       --------         --------
Other income (expense):
  Interest and other income......     8,898        1,442        1,172            888              179
  Gain (loss) on disposal of
     fixed assets................    (1,967)      (1,401)         (63)            39              (14)
  Interest expense...............   (44,760)     (44,278)     (48,835)       (28,157)         (47,545)
  Other expense..................      (508)        (194)        (644)          (656)             (93)
                                   --------     --------     --------       --------         --------
                                    (38,337)     (44,431)     (48,370)       (27,886)         (47,473)
                                   --------     --------     --------       --------         --------
Loss before income tax benefit...   (77,648)     (79,047)     (62,412)       (36,565)         (50,016)
Income tax benefit...............    21,656       19,020       17,502         (8,642)          14,744
                                   --------     --------     --------       --------         --------
Net loss.........................  $(55,992)    $(60,027)    $(44,910)      $(27,923)       $ (35,272)
                                   ========     ========     ========       ========         ========

          See accompanying notes to the combined financial statements.

                         PREVIOUSLY AFFILIATED ENTITIES

                    COMBINED STATEMENT OF CHANGES IN EQUITY
                             (DOLLARS IN THOUSANDS)

Balance at December 31, 1992......................................................  $(73,808)
Net loss..........................................................................   (55,992)
                                                                                    --------
Balance at December 31, 1993......................................................  (129,800)
Capital contributions to InterMedia Partners of West Tennessee, L.P...............    22,850
Net loss..........................................................................   (60,027)
                                                                                    --------
Balance at December 31, 1994......................................................  (166,977)
January 27, 1995 combining with TCI of Greenville, Inc., TCI of Spartanburg, Inc.
  and TCI of Piedmont, Inc........................................................   249,136
Net loss..........................................................................   (44,910)
                                                                                    --------
Balance at December 31, 1995......................................................    37,249
Contribution to TCI of Greenville, Inc., TCI of Spartanburg, Inc. and
  TCI of Piedmont, Inc. (unaudited)...............................................    15,286
Net loss (unaudited)..............................................................   (35,272)
                                                                                    --------
Balance at July 30, 1996 (unaudited)..............................................  $ 17,263
                                                                                    ========

          See accompanying notes to the combined financial statements.

                         PREVIOUSLY AFFILIATED ENTITIES

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                              FOR THE      PERIOD FROM
                                                 FOR THE YEAR ENDED         SEVEN MONTHS   JANUARY 1,
                                                    DECEMBER 31,               ENDED         1996 TO
                                           ------------------------------     JULY 31,      JULY 30,
                                             1993       1994       1995         1995          1996
                                           --------   --------   --------   ------------   -----------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................ $(55,992)  $(60,027)  $(44,910)    $(27,923)     $ (35,272)
  Adjustments to reconcile net loss to
     cash flows from operating activities:
     Depreciation and amortization........   67,122     68,644     70,278       41,291         36,585
     Loss on sale of note receivable......                            376          258
     Loss (gain) on disposal of fixed
       assets.............................    1,967      1,401         63          (22)
     Gain on sale of investment...........   (4,338)
     Deferred income taxes................  (21,656)   (19,020)   (17,601)      (8,642)       (14,642)
     Changes in assets and liabilities:
       Accounts receivable................   (1,836)      (455)      (282)       1,130           (345)
       Receivable from affiliates.........   (4,370)     8,148         80         (126)          (232)
       Interest receivable................   (1,617)      (726)     2,569        2,566             --
       Prepaids...........................      331          7        (39)        (200)           (94)
       Inventory..........................     (306)      (216)    (1,221)         186         (2,290)
       Other assets.......................     (289)       177       (212)        (122)          (165)
       Accounts payable and accrued
          liabilities.....................    1,289        116      2,589          167             55
       Cash Overdraft.....................                                                         35
       Deferred revenue...................      633        202        163          155             98
       Payable to affiliates..............   (3,406)     1,531       (317)        (717)          (726)
       Accrued interest...................   10,282        106     (3,429)         440          2,986
                                           --------   --------   --------     --------       --------
Cash flows from operating activities......  (12,186)      (112)     8,107        8,441        (14,007)
                                           --------   --------   --------     --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.....  (11,334)   (12,432)   (26,301)      (9,745)       (18,587)
  Proceeds from the sale of property and
     equipment............................                             44
  Investments.............................   18,317       (414)      (360)        (240)
  Collections and proceeds from sale of
     notes receivable.....................   40,459     17,764      2,624        2,625
  Other assets and intangibles............       64        (47)      (621)        (496)          (149)
  Purchases of cable television systems...  (78,344)
                                           --------   --------   --------     --------       --------
Cash flows from investing activities......  (30,838)     4,871    (24,614)      (7,856)       (18,736)
                                           --------   --------   --------     --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Activity on revolving credit note
     payable..............................   13,000     (2,600)    11,600        1,600           (200)
  Note payable to affiliate...............                                                     15,000
  Repayment on long-term debt.............             (22,073)
  Capital contributions...................              20,050      6,484         (999)        15,286
  Debt issue costs........................     (308)      (161)       (18)        (573)
                                           --------   --------   --------     --------       --------
Cash flows from financing activities......   12,692     (4,784)    18,066           28         30,086
                                           --------   --------   --------     --------       --------
Net change in cash and cash equivalents...  (30,332)       (25)     1,559          613         (2,657)
Cash and cash equivalents, beginning of
  period..................................   33,607      3,275      3,324        3,324          4,883
                                           --------   --------   --------     --------       --------
Cash and cash equivalents, end of
  period.................................. $  3,275   $  3,250   $  4,883     $  3,937      $   2,226
                                           ========   ========   ========     ========       ========

          See accompanying notes to the combined financial statements.

                         PREVIOUSLY AFFILIATED ENTITIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1. BASIS OF PRESENTATION

     The combined financial statements include the financial statements of Robin Media Holdings, Inc. ("Holdings"), InterMedia Partners of West Tennessee, L.P. ("IPWT") and TCI of Greenville, Inc., TCI of Spartanburg, Inc. and TCI of Piedmont, Inc. (collectively "TCI Greenville/Spartanburg"). Holdings, IPWT, and TCI Greenville/Spartanburg are collectively referred to as the "Previously Affiliated Entities." TeleCommunications, Inc. ("TCI") holds substantial direct and indirect ownership interests in each of the entities that comprise the Previously Affiliated Entities. The individual financial statements of the Previously Affiliated Entities have been combined on a historical cost basis for the years presented as if they had always been members of the same operating group, except for the financial statements of TCI Greenville/Spartanburg, which have been included from January 27, 1995, the date of acquisition by TCI. The Previously Affiliated Entities own and operate cable television systems located in Tennessee, South Carolina and Georgia.

     The financial position and results of operations of the Previously Affiliated Entities are being presented on a combined basis because of TCI's substantial continuing ownership interests in the Previously Affiliated Entities after the proposed acquisitions of the Previously Affiliated Entities by InterMedia Capital Partners IV, L.P. ("ICP-IV") (see Note 17).

     As disclosed in Note 4, certain accounting policies of Holdings and IPWT are different from those of TCI Greenville/Spartanburg.

     The combined Balance Sheet as of July 30, 1996, the combined Statements of Operations for the seven month period ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 and the combined Statements of Cash Flows for the seven month period ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 have been prepared by the Partnership without audit. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at July 30, 1996 and the results of operations and cash flows for the seven months ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 have been made.

ROBIN MEDIA HOLDINGS, INC.

     Holdings is a Nevada corporation which was organized on August 27, 1991. On April 30, 1992, Holdings commenced operations with the acquisition of all the outstanding common stock of Robin Media Group, Inc. ("RMG") from Jack Kent Cooke Incorporated. Holdings is wholly owned by InterMedia Partners V, L.P. ("IP-V"), a California limited partnership. TCI is a limited partner in IP-V. Holdings is solely a holding company with no operations. Holdings' only asset is its investment in RMG and it had no liabilities prior to April 1, 1996 (see Note 2).

     The acquisition of RMG was structured as a leveraged transaction and a significant portion of the assets acquired are intangible assets which are being amortized over one to ten years. Therefore, as was planned, RMG has incurred substantial book losses which have resulted in a net shareholder's deficit.

INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

     IPWT is a California limited partnership which was formed on April 11, 1990 for the purpose of investing in and operating cable television properties.

     Under the terms of the original partnership agreement, InterMedia Partners ("IP"), a California limited partnership ("IP"), was the sole general partner, owning an 89% interest in IPWT. The limited partners were IP and Robin Cable Systems of Tucson, an Arizona limited partnership ("Robin-Tucson"), holding interests in the Partnership of 10% and 1%, respectively. TCI is a limited partnership in IP.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

     On September 11, 1990 IPWT acquired the Western Tennessee properties of U.S. Cable Partners, LP and its affiliates. Funding for this acquisition was provided by General Electric Capital Corporation ("GECC") in the form of a senior subordinated loan.

     On October 3, 1994, IP sold its interests in Robin-Tucson to an affiliate of TCI. IP contributed additional capital of $20,050 to IPWT from the net sales proceeds and IPWT repaid $30,375 of the senior subordinated loan to GECC including accrued interest. Under IPWT's Amended and Restated Agreement of Limited Partnership entered into on October 3, 1994, GECC converted $2,800 of its loan into a limited partnership interest in IPWT and restructured the remaining balance of the loan (see Note 9). Under the amended partnership agreement IP has an 80.1% general partner interest and a 9.9% limited partner interest, and GECC has a 10% limited partner interest. Losses incurred prior to October 3, 1994 were reallocated between the general and limited partners based upon the change in ownership percentage resulting from the restructuring.

     IPWT's acquisition of the West Tennessee cable television properties was structured as a leveraged transaction and a significant portion of the assets acquired were intangible assets which are being amortized over one to ten years. Therefore, as was planned, IPWT has incurred substantial book losses, resulting in negative partners' capital.

TCI OF GREENVILLE, INC., TCI OF SPARTANBURG, INC. AND TCI OF PIEDMONT, INC.

     TCI Greenville/Spartanburg is an indirectly wholly owned subsidiary of TCI Communications, Inc. ("TCIC") which is a wholly owned subsidiary of TCI.

     TCI Greenville/Spartanburg was acquired by TCI from TeleCable Corporation on January 27, 1995 and subsequently contributed to TCIC. These combined financial statements include TCI Greenville/Spartanburg's assets, liabilities and equity at December 31, 1995 and its results of operations for the period from January 27, 1995, the date of TCI's acquisition, to December 31, 1995.

2. FINANCING PLAN

     On April 1, 1996 Holdings obtained from ICP-IV, an affiliated entity, a $15,000 loan which matures on September 30, 1996. Proceeds from the loan were used to fund an additional equity contribution to RMG. RMG's debt agreements contain restrictive covenants which preclude RMG from paying dividends or making any distributions to Holdings. Because of these restrictions, Holdings will not be able to repay the loan when due without additional funding from outside sources.

     IP-V has entered into an agreement with ICP-IV to sell, after recapitalizing Holdings, a portion of its equity interest in Holdings. ICP-IV is in the process of obtaining its initial equity contributions and debt financing. Upon funding ICP-IV plans to make an intercompany loan to Holdings in an amount sufficient for Holdings and RMG to repay all principal and interest outstanding on its existing debt (see Note 18).

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

3. ACQUISITIONS

     During 1993 Holdings consummated the following acquisitions of cable television properties:

                                                                                        TOTAL
                                                                  ACQUISITION        ACQUISITION
                   CABLE TELEVISION ASSETS                            DATE              COST
-------------------------------------------------------------  ------------------    -----------
Royston, Georgia cable television assets of
  Tritek -- Southern Communications, Ltd.....................  February 26, 1993       $ 1,791
Middle Tennessee cable television assets of Daniels
  Communications Partners Limited............................  March 22, 1993           23,499
Middle Tennessee cable television assets of American Cable TV
  Investors 3................................................  December 1, 1993         53,054
                                                                                       -------
                                                                                       $78,344
                                                                                       =======

     The acquisitions of cable television properties noted above were accounted for as purchases and results of operations have been included only since the dates of acquisition. Holdings' costs to acquire these properties have been allocated to tangible and intangible assets as follows:

            Cash paid on closing......................................  $ 78,016
            Other acquisition costs...................................       328
                                                                        --------
            Total acquisition costs...................................    78,344
            Liabilities assumed.......................................     1,607
            Costs assigned to tangible assets.........................   (24,073)
                                                                        --------
            Costs attributable to intangible assets...................  $ 55,878
                                                                        ========

     Had the 1993 acquisitions been completed as of January 1, 1993, revenues and net loss for Holdings for the year ended December 31, 1993 would have been $56,437 and $44,148, respectively, (unaudited).

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of combination

     The combined financial statements include the accounts of Holdings, IPWT and, from January 27, 1995, TCI Greenville/Spartanburg. All intercompany accounts and transactions between Holdings and IPWT have been eliminated. There are no intercompany accounts or transactions with TCI Greenville/Spartanburg.

  Cash equivalents

     The Previously Affiliated Entities consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Revenue recognition

     Cable television service revenue is recognized in the period in which services are provided to customers. Deferred revenue represents revenue billed in advance and deferred until cable service is provided.

  Inventory

     Inventory consists primarily of supplies and is stated at the lower of cost or market determined by the first-in, first-out method.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

  Property and equipment

     Additions to property and equipment, including new customer installations, are recorded at cost. Self-constructed fixed assets include materials, labor and overhead. Costs of disconnecting and reconnecting cable service are expensed. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. Holdings and IPWT include gains and losses from disposals and retirements in earnings. TCI Greenville/Spartanburg recognizes gains and losses only in connection with sales of properties in their entirety. At the time of ordinary retirements, sales or other dispositions of property, TCI Greenville/Spartanburg charges the original cost and cost of removal of such property, net of any realized salvage value, to accumulated depreciation. Capitalized plant is written down to recoverable values whenever recoverability through operations or sale of a system becomes doubtful.

     Depreciation is computed using the double-declining balance method over the following estimated useful lives for Holdings and IPWT:

                                                                           YEARS
                                                                           -----
            Cable television plant.......................................   5-10
            Buildings and improvements...................................     10
            Furniture and fixtures.......................................    3-7
            Equipment and other..........................................   3-10

     Depreciation for TCI Greenville/Spartanburg is computed on a straight-line basis using estimated useful lives of 3 to 15 years for cable distribution systems and 3 to 40 years for buildings and support equipment.

  Intangible assets

     The Previously Affiliated Entities have franchise rights to operate cable television systems in various towns and political subdivisions. Holdings' and IPWT's franchise rights are being amortized on a straight-line basis over the lesser of the remaining lives of the franchises or the base ten-year term of the IP-V or IP partnership agreements (see Note 12). TCI Greenville/Spartanburg amortizes franchise rights on a straight-line basis over 40 years. Remaining franchise lives range from one to twenty-four years.

     Goodwill represents the excess of acquisition cost over the fair value of net tangible and franchise assets acquired and liabilities assumed for Holdings and IPWT and is being amortized on a straight-line basis over the ten-year term of IP-V and IP, respectively.

     Debt issue costs are being amortized over the terms of the related debt. Debt issue costs of $492 and $510 are stated net of accumulated amortization of $124 and $248 at December 31, 1994 and 1995, respectively.

     Capitalized intangibles are written down to recoverable values whenever recoverability through operations or sale of the system becomes doubtful. Each year, the Previously Affiliated Entities evaluate the recoverability of the carrying value of intangible assets by assessing whether the projected cash flows, including projected cash flows from sale of the systems, is sufficient to recover the unamortized cost of these assets.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

  Accounts payable and accrued liabilities

     Accounts payable and accrued liabilities consist of the following:

                                                                 DECEMBER 31,
                                                            ----------------------
                                                             1994           1995
                                                            ------         -------
            Accounts payable..............................  $  549         $   463
            Accrued program costs.........................     345             358
            Accrued franchise fees........................   1,571           3,545
            Other accrued liabilities.....................   2,997           6,326
                                                            ------         -------
                                                            $5,462         $10,692
                                                            ======         =======

  Income taxes

     Holdings and TCI Greenville/Spartanburg account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The asset and liability approach used in SFAS 109 requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

     A tax sharing agreement (the "Tax Sharing Agreement") among TCIC and certain other subsidiaries of TCI was implemented effective July 1, 1995. The Tax Sharing Agreement formalizes certain elements of the pre-existing tax sharing arrangement and contains additional provisions regarding the allocation of certain consolidated income tax attributes and the settlement procedures with respect to the intercompany allocation of current tax attributes. Accordingly, all tax attributes generated by TCIC's operations (which include TCI Greenville/Spartanburg) after the effective date including, but not limited to, net operating losses, tax credits, deferred intercompany gains, and the tax basis of assets are inventoried and tracked for the entities comprising TCIC.

     For the period January 27, 1995 to December 31, 1995, TCI Greenville/Spartanburg was included in the consolidated federal income tax return of TCI. The income tax benefit for TCI Greenville/Spartanburg is based on those items in the consolidated calculation applicable to TCI Greenville/Spartanburg. For tax reporting purposes, the basis in the underlying assets of TCI Greenville/Spartanburg were carried over at their historical basis.

     No provision or benefit for income taxes is recorded for IPWT because, as a Partnership, the tax effects of IPWT's results of operations accrue to the partners. IPWT is registered with the Internal Revenue Service as a tax shelter under Internal Revenue Code Section 6111(b).

  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

5. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Franchise rights.......................................  $251,176     $578,445
        Goodwill and other intangible assets...................   103,770      104,260
                                                                 --------     --------
                                                                  354,946      682,705
        Accumulated amortization...............................  (165,384)    (213,992)
                                                                 --------     --------
                                                                 $189,562     $468,713
                                                                 ========     ========

6. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Land...................................................  $    539     $  1,118
        Cable television plant.................................   101,370      148,960
        Buildings and improvements.............................       838          866
        Furniture and fixtures.................................     1,476        1,683
        Equipment and other....................................     6,044       10,810
        Construction in progress...............................     2,590        4,140
                                                                 --------     --------
                                                                  112,857      167,577
        Accumulated depreciation...............................   (45,759)     (64,909)
                                                                 --------     --------
                                                                 $ 67,098     $102,668
                                                                 ========     ========

7. INVESTMENTS

     Holdings has a 49% limited partnership interest in InterMedia Partners II, L.P. ("IP-II"), an affiliated entity, which is accounted for under the equity method. Holdings' original investment in IP-II was reduced to zero in 1992 as a result of its equity in the net loss of IP-II. Holdings received distributions from IP-II of $417 and $406 for the years ended December 31, 1994 and 1995, respectively, which are included in interest and other income in the accompanying Combined Statements of Operations.

     Holdings has a 15% limited partner interest in AVR of Tennessee, L.P., doing business as Hyperion of Tennessee, which is accounted for under the cost method. During 1994 and 1995, Holdings contributed $435 and $360, respectively, to Hyperion of Tennessee. Holdings is committed to fund additional capital contributions to Hyperion of Tennessee of $755 and to make term loan advances to Hyperion of Tennessee. The term loan advances are required to fund leasing arrangements for access to fiber optic distribution owned by the respective partners. Management does not believe commitments for the term loan advances will be significant.

     On October 6, 1993, Holdings' investment in a preferred limited partner interest, acquired prior to Holdings' acquisition of RMG, was redeemed by the investee for $18,338, resulting in a gain of $4,338.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

8. NOTES RECEIVABLE

     Notes receivable were issued to Holdings in connection with previous sales of cable television systems. In June 1995, Holdings sold its only remaining note receivable including related accrued interest. At the time of the sale the note had a balance of $5,980 which included $411 of interest earned in 1995. The sale of the note resulted in a loss of $376 which is included in other expense.

9. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                 DECEMBER 31,
                                                             ---------------------
                                                               1994         1995
                                                             --------     --------
    HOLDINGS:
      Revolving credit note payable, $30,000 commitment,
         interest at LIBOR plus 1.5% payable quarterly,
         due February 28, 1997...........................    $ 13,000     $ 25,000
      11 1/8% senior subordinated notes, interest payable
         semi-annually, due April 1, 1997................     271,400      271,400
      11 5/8% subordinated debentures, interest payable
         semi-annually, due April 1, 1999................      35,050       35,050
    IPWT:
      GECC revolving credit; $7,000 commitment; interest
         payable quarterly at prime plus 1% or LIBOR plus
         2% per annum; matures June 30, 2001.............       2,400        2,000
      GECC term loans payable; interest payable quarterly
         at 7% per annum on $27,000 and at prime plus 1%
         or LIBOR plus 2% per annum on $27,000; matures
         June 30, 2001...................................      54,000       54,000
      Debt restructuring credit..........................      27,650       23,769
                                                             --------     --------
                                                              403,500      411,219
      Less current portion...............................       3,882        4,043
                                                             --------     --------
                                                             $399,618     $407,176
                                                             ========     ========

     HOLDINGS

          RMG's bank revolving credit agreement provides $30,000 of available credit and expires on February 28, 1997. Borrowings under the revolving credit agreement generally bear interest either at the bank's reference rate plus 0.5% or at LIBOR plus 1.5% and are secured by the stock of RMG. Interest on outstanding borrowings is payable quarterly. At December 31, 1995, the interest rate on the revolving credit agreement was 7.5%.

          The revolving credit agreement requires RMG to pay a commitment fee of 0.375% per year, payable quarterly, on the unused portion of available credit. In addition, the agreement contains certain restrictive covenants, including limitations on the payment of dividends.

          The 11 1/8% senior subordinated notes (the "Notes") are redeemable at the option of RMG, in whole or in part, at a current redemption price of 101.0% of the principal amount, together with accrued interest. The redemption price will decline to 100% of the principal amount at April 1, 1997.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

          The 11 5/8% subordinated debentures (the "Debentures") are redeemable at the option of RMG, in whole or in part, at a current redemption price of 101.4% of the principal amount, together with accrued interest. The redemption price will decline to 100% of the principal amount at April 1, 1997.

          The Debentures and the Notes are subordinated to the bank debt, and the Debentures are subordinated to the Notes. The indentures with respect to the Notes and the Debentures contain restrictive covenants on RMG, including limitations on dividends, additional debt and mergers and acquisitions.

          Based on quoted market prices from recent limited trading of the Notes and Debentures, their fair value approximates their recorded value. Management also believes that the fair value of the bank debt outstanding at variable interest rates approximates its recorded value.

     IPWT

          On October 3, 1994, in connection with IP's sale of Robin-Tucson, IPWT restructured its subordinated loan payable to GECC. Under the terms of the restructuring, GECC reduced the face amount of the debt outstanding to $59,000. Because the total estimated future payments on the restructured debt exceeded the carrying amount of the debt at the time of restructuring, no gain has been recognized on the debt restructuring and no adjustments have been made to the carrying amount of IPWT's debt. The difference of $28,570 between the $59,000 refinanced and the amount of the note at the time of the restructuring was recorded as a debt restructuring credit. A portion of future debt service payments will be recorded as reductions of the remaining debt restructuring credit of $23,769 at December 31, 1995.

          At December 31, 1995, $56,000 is outstanding under the Amended and Restated Loan Agreement with GECC which provides for a revolving credit facility in the amount of $7,000 and term loans in the aggregate amount of $54,000. Borrowings outstanding under the revolving credit facility and the term loans generally bear interest either at the prime rate plus 1% or LIBOR plus 2% and mature on June 30, 2001. On $27,000 of borrowings outstanding under the term loans, the interest rate is fixed at 7% per annum until October 3, 1997 when such borrowings become available under the variable interest rate options just described.

          Interest periods corresponding to interest rate options are generally specified as one, two or three months for LIBOR loans. The loan agreement requires quarterly interest payments, or more frequent interest payments if a shorter period is selected under the LIBOR option, and quarterly payments of .5% per annum on the unused commitment.

          The loan agreement provides for contingent interest payments generally at 11.11% of excess cash flow, as defined. Contingent interest payments may be required upon sale of either the West Tennessee system or the partnership interest in IPWT. No contingent interest has been accrued as of December 31, 1995 (see Note 17) (see Note 18).

          Excess cash flow for each year, after provision for contingent interest payments, if any, must be used to prepay borrowings under the loan agreement. Optional prepayments under the term loan permanently reduce borrowings outstanding and may be made without penalty. Amounts outstanding under the revolving credit facility and the term loan are secured by the assets of IPWT.

          IPWT has approximately $29,000 of debt outstanding at variable interest rates. Management believes that the fair value of this debt approximates its recorded value. Management estimates that the fair value of fixed rate debt outstanding of $27,000 under the GECC term loan is approximately $25,900.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

          Holdings' and IPWT's debt agreements include covenants which restrict the borrowers' ability to encumber assets, make investments or distributions, retire partnership interests, pay management fees currently, incur or guarantee additional indebtedness and purchase or sell assets. The debt agreements include financial covenants which require minimum interest and debt coverage ratios, require minimum cash flows and specify maximum debt to cash flow ratios.

          Annual maturities of long-term debt at December 31, 1995 of the Previously Affiliated Entities are as follows:

                1996............................................... $  4,043
                1997...............................................  300,532
                1998...............................................    4,423
                1999...............................................   39,552
                2000...............................................    4,469
                Thereafter.........................................   58,200
                                                                    --------
                                                                    $411,219
                                                                    ========

10. EQUITY

     The combined equity of the Previously Affiliated Entities of $(166,977) and $37,249, at December 31, 1994 and 1995, respectively, consists of the following components:

                                                            ADDITIONAL
                                                 COMMON       PAID-IN       ACCUMULATED
                   HOLDINGS:                     STOCK        CAPITAL         DEFICIT         TOTAL
-----------------------------------------------  ------     -----------     -----------     ---------
Balance at December 31, 1992...................   $100       $  10,498       $ (38,529)     $ (27,931)
Net loss.......................................                                (39,866)       (39,866)
                                                  ----        --------       ---------      ---------
Balance at December 31, 1993...................    100          10,498         (78,395)       (67,797)
Net loss.......................................                                (46,588)       (46,588)
                                                  ----        --------       ---------      ---------
Balance at December 31, 1994...................    100          10,498        (124,983)      (114,385)
Net loss.......................................                                (37,729)       (37,729)
                                                  ----        --------       ---------      ---------
Balance at December 31, 1995...................   $100       $  10,498       $(162,712)      (152,114)
                                                  ====        ========       =========
                                                                                            ---------

                                                              GENERAL         LIMITED
                     IPWT:                                    PARTNER         PARTNER         TOTAL
-----------------------------------------------             -----------     -----------     ---------
Balance at December 31, 1992...................              $ (40,831)      $  (5,046)       (45,877)
Net loss.......................................                (14,352)         (1,774)       (16,126)
                                                              --------       ---------      ---------
Balance at December 31, 1993...................                (55,183)         (6,820)       (62,003)
Additional capital contributions...............                 17,844           5,006         22,850
Adjustment to reallocate losses in connection
  with the debt restructuring..................                  5,519          (5,519)
Net loss.......................................                (10,765)         (2,674)       (13,439)
                                                              --------       ---------      ---------
Balance at December 31, 1994...................                (42,585)        (10,007)       (52,592)
Net loss.......................................                 (2,293)           (569)        (2,862)
                                                              --------       ---------      ---------
Balance at December 31, 1995...................              $ (44,878)      $ (10,576)       (55,454)
                                                              ========       =========
                                                                                            ---------

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

                                                               TCIC         ACCUMULATED
          TCI GREENVILLE/SPARTANBURG:                       INVESTMENT        DEFICIT         TOTAL
-----------------------------------------------             -----------     -----------     ---------
Balance at January 27, 1995....................              $ 242,652       $                242,652
Increase in TCIC contribution..................                  6,484                          6,484
Net loss.......................................                                 (4,319)        (4,319)
                                                              --------       ---------      ---------
Balance at December 31, 1995...................              $ 249,136       $  (4,319)       244,817
                                                              ========       =========
                                                                                            ---------
  Total combined equity at December 31, 1995...                                             $  37,249
                                                                                            =========

     On May 26, 1995, Holdings' Board of Directors approved (i) an increase in the number of authorized shares of Holdings' common stock to 100,000,000 shares;
(ii) the issuance of up to 10,000,000 shares of Preferred Stock, par value of $.01 per share, the rights, preferences and privileges of which to be determined by the Board of Directors; and (iii) a 100,000 to 1 stock split in the form of a stock dividend. As a result of the above actions, all share data included above has been retroactively restated to give effect to these actions. At December 31, 1995, 10,000,000 shares of common stock were issued and outstanding and no preferred stock was issued or outstanding.

11. CABLE TELEVISION REGULATION

     Cable television legislation and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect the Previously Affiliated Entities and the cable television industry.

     The cable industry is currently regulated at the federal and local levels under the Cable Act of 1984, the Cable Act of 1992 (the "1992 Act"), the Telecommunications Act of 1996 (the "1996 Act") and regulations issued by the Federal Communications Commission ("FCC") in response to the 1992 Act. FCC regulations govern the determination of rates charged for basic, expanded basic and certain ancillary services, and cover a number of other areas including customer service and technical performance standards, the required transmission of certain local broadcast stations and the requirement to negotiate retransmission consent from major network and certain local television stations. Among other provisions, the 1996 Act will eliminate rate regulation on the expanded basic tier effective March 31, 1999.

     Current regulations issued in connection with the 1992 Act empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and to require refunds received from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Management believes it has made a fair interpretation of the 1992 Act and related FCC regulations in determining regulated cable television rates and other fees based on the information currently available. However, complaints have been filed with the FCC on rates for certain franchises and certain local franchise authorities have challenged existing and prior rates. Further complaints and challenges could be forthcoming, some of which could apply to revenue recorded in 1995. Management believes, however, that the effect, if any, of these complaints and challenges will not be material to the Previously Affiliated Entities' financial position or results of operations.

     Many aspects of regulation at the federal and local level are currently the subject of judicial review and administrative proceedings. In addition, the FCC is required to conduct rulemaking proceedings over the next several months to implement various provisions of the 1996 Act. It is not possible at this time to predict the ultimate outcome of these reviews or proceedings or their effect on the Previously Affiliated Entities.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

12. COMMITMENTS AND CONTINGENCIES

     The Previously Affiliated Entities are committed to provide cable television services under franchise agreements with remaining terms of up to twenty-four years. Franchise fees of up to 5% of gross revenues are payable under these agreements.

     Current FCC regulations require that cable television operators obtain permission to retransmit major network and certain local television station signals. The Previously Affiliated Entities have entered into long-term retransmission agreements with all applicable stations in exchange for in-kind and/or other consideration.

     The Previously Affiliated Entities are subject to litigation and other claims in the ordinary course of business. In the opinion of management, the ultimate outcome of any existing litigation or other claims will not have a material adverse effect on the Previously Affiliated Entities' financial condition or results of operations.

     The Previously Affiliated Entities have entered into pole rental agreements and lease certain of their facilities and equipment under non-cancelable operating leases. Minimum rental commitments at December 31, 1995 for the next five years and thereafter under these leases are as follows:

                1996................................................  $  695
                1997................................................     439
                1998................................................     161
                1999................................................     133
                2000................................................     125
                Thereafter..........................................     483
                                                                      ------
                                                                      $2,036
                                                                      ======

     Rent expense, including pole rental agreements, was $1,756, $1,999, and $2,856 for the years ended December 31, 1993, 1994 and 1995, respectively.

13. RELATED PARTY TRANSACTIONS

     IP-V manages the business of Holdings for an annual management fee paid in cash in equal monthly installments. The annual management fee was $465 for each of the years ended December 31, 1993 and 1994. Effective July 1, 1995, the annual fee decreased to $200, resulting in fees of $333 for the full year of 1995. Management fees payable of $77 and $40 are included in payable to affiliates at December 31, 1994 and 1995, respectively.

     InterMedia Capital Management, a California limited partnership ("ICM"), is the general partner of IP. Beginning October 1994, ICM managed the business of IPWT for an annual fee of $482 of which 20% is deferred until each subsequent year in support of IPWT's long-term debt. The remaining 80% is paid in cash in equal monthly installments. Included in payable to affiliates at December 31, 1994 and 1995 are $24 and $96, respectively, relating to the ICM annual fee.

     InterMedia Management, Inc. ("IMI") is wholly owned by the managing general partner of ICM and InterMedia Capital Management V, L.P., the general partners of IP-V. IMI has entered into agreements with Holdings and IPWT to provide accounting and administrative services at cost. During the years ended December 31, 1993, 1994 and 1995, administrative fees charged by IMI and paid in cash on a monthly basis were $1,501, $2,566 and $3,009, respectively. Included in receivables from affiliates are advances to IMI net of administrative fees charged by IMI and operating expenses paid by IMI on behalf of Holdings and IPWT.

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

     IPWT payables to IP of $1,375 and $943 were outstanding at December 31, 1994 and 1995, respectively, primarily related to professional fees incurred by IP on behalf of IPWT in connection with the acquisition of the West Tennessee cable television system in 1990. IP will be given a partnership interest in ICP-IV, as defined herein, in exchange for its investment in IPWT including its receivable of $943 (see note 11).

     TCI and certain subsidiaries provide certain corporate general and administrative services and are responsible for TCI Greenville/Spartanburg's operations. Costs related to these services were allocated on a basis that is intended to approximate TCI's incremental cost. The amount presented in the combined statement of operations as management fees represents the allocated expenses from January 27, 1995 to December 31, 1995. The amounts allocated by TCI are not necessarily representative of the costs that TCI Greenville/Spartanburg would have incurred as stand-alone systems.

     As affiliates of TCI, the Previously Affiliated Entities are able to purchase programming services from a subsidiary of TCI. Management believes that the overall programming rates made available through this relationship are lower than the Previously Affiliated Entities could obtain separately. The TCI subsidiary is under no obligation to continue to offer such volume rates to the Previously Affiliated Entities, and such rates may not continue to be available in the future should TCI's ownership in the Previously Affiliated Entities significantly decrease or if TCI or the programmers should otherwise decide not to offer such participation to the Previously Affiliated Entities. TCI is also an owner of ICP-IV, therefore the proposed transaction with ICP-IV is not expected to affect the programming fees charged to the Previously Affiliated Entities by the TCI affiliates (see Note 17). Programming fees charged by the TCI subsidiary for the years ended December 31, 1993, 1994 and 1995 amounted to $8,022, $11,127 and $19,545, respectively. Programming fees are paid to TCI in cash on a monthly basis. Payable to affiliates includes programming fees payable to the TCI subsidiary by Holdings and IPWT of $963 and $1,045 at December 31, 1994 and 1995, respectively.

     TCI Greenville/Spartanburg's contributed equity includes TCIC's funding of current operations, as well as its initial contribution of capital. Interest expense of $11,839 allocated by TCIC is based on actual interest costs incurred by TCIC and, therefore, does not necessarily reflect the interest expense that TCI Greenville/Spartanburg would have incurred on a stand alone basis. In addition, certain of TCIC's debt is currently secured by the cash flows of certain of its subsidiaries including TCI Greenville/Spartanburg.

     Included in interest income is $2,182 of interest on Holdings' notes receivable from affiliates in 1993.

14. INCOME TAXES

     The benefit for income taxes consists of the following:

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                     1993          1994          1995
                                                    -------       -------       -------
        Deferred federal tax benefit..............  $18,537       $16,192       $16,258
        Deferred state tax benefit................    3,119         2,828         1,244
                                                     ------        ------        ------
                                                    $21,656       $19,020       $17,502
                                                     ======        ======        ======

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

     Deferred income taxes relate to temporary differences as follows:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Property and equipment.................................  $ 12,757     $ 13,876
        Intangible assets......................................    17,082      125,762
        Other..................................................                    638
                                                                  -------     --------
                                                                   29,839      140,276
                                                                  -------     --------
        Loss carryforwards.....................................   (11,559)     (23,570)
        Other..................................................    (1,082)      (1,545)
                                                                  -------     --------
                                                                  (12,641)     (25,115)
                                                                  -------     --------
                                                                 $ 17,198     $115,161
                                                                  =======     ========

     At December 31, 1995, Holdings had net operating loss carryforwards for federal income tax purposes aggregating $69,325 which expire through 2010. Holdings is a loss corporation as defined in Section 382 of the Internal Revenue Code. Therefore, if certain substantial changes in the Holdings' ownership should occur, there could be a significant annual limitation on the amount of loss carryforwards which can be utilized (see Note 17).

     Holdings' management has not established a valuation allowance to reduce the deferred tax assets related to its unexpired net operating loss carryforwards. Due to an excess of appreciated asset value over the tax basis of Holdings' net assets, management believes it is more likely than not that the deferred tax assets related to the unexpired net operating losses will be realized.

     A reconciliation of the tax benefit computed at the statutory federal rate and the tax benefit reported in the accompanying statements of operations is as follows:

                                                                      FOR THE YEAR ENDED
                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                 1993        1994        1995
                                                                -------     -------     -------
Tax benefit at federal statutory rate.........................  $27,177     $27,666     $21,844
Effect of non-taxable partnership loss........................   (5,644)     (4,703)     (1,001)
State taxes, net of federal benefit...........................    2,027       1,737       1,140
Goodwill amortization.........................................   (3,355)     (3,222)     (2,914)
Other non-deductible expenses.................................     (631)
Tax reserves and other........................................    2,082      (2,458)     (1,567)
                                                                -------     -------     -------
                                                                $21,656     $19,020     $17,502
                                                                =======     =======     =======

15. SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

     During the years ended December 31, 1993, 1994 and 1995, the Previously Affiliated Entities paid interest of approximately $34,296, $43,744 and $40,301, respectively.

     In conjunction with Holdings' acquisitions of cable television systems during 1993, as described in Note 1, assets acquired and liabilities assumed were as follows:

            Fair value of assets acquired.............................  $ 79,951
            Cash paid.................................................   (78,344)
                                                                        --------
            Liabilities assumed.......................................  $  1,607
                                                                        ========

16. EMPLOYEE BENEFIT PLAN

     Holdings and IPWT participate in the InterMedia Partners Tax Deferred Savings Plan, which covers all full-time employees who have completed at least one year of employment. Such Plan provides for a base

                         PREVIOUSLY AFFILIATED ENTITIES

                             (DOLLARS IN THOUSANDS)

employee contribution of 1% and a maximum of 15% of compensation. Matching contributions under such Plan are at the rate of 50% of the employee's contributions, up to a maximum of 3% of compensation.

17. SUBSEQUENT EVENTS

     ICP-IV is a newly created, affiliated entity, formed for the purpose of acquiring cable television systems and consolidating various cable television systems owned by other entities affiliated with the Previously Affiliated Entities. ICP-IV has entered into contribution and purchase agreements with IP and GECC, IPWT's parents; IP-V, Holdings' parent; and TCIC, TCI Greenville/Spartanburg's parent. The agreements provide for (i) IP's and GECC's contribution of their partnership interests in IPWT to ICP-IV in exchange for limited partner interests in ICP-IV, (ii) IP-V's partial sale of Holdings to ICP-IV, and (iii) TCIC's contribution of the assets of TCI Greenville/Spartanburg to ICP-IV in exchange for a limited partner interest in ICP-IV. The transactions contemplated by these agreements are expected to close during the third quarter of 1996. Upon IP's and GECC's contribution of their partnership interests in IPWT to ICP-IV, conditions will be met for an accrual of approximately $3,000 of contingent interest under the terms of the loan agreement with GECC and recognition of the remaining debt restructuring credit as an extraordinary gain (see Note 9).

     Because of TCI's continuing interest in Holdings, management does not expect that the recapitalization of Holdings and the partial sale of the recapitalized equity to ICP-IV will impair Holdings' ability to utilize its net operating loss carryforwards.

18. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF ACCOUNTANTS' REPORT

     In July and August, 1996, ICP IV closed the transactions contemplated by the purchase and contribution agreements described in Note 17. As a result, conditions have been met for the accrual by IPWT of approximately $3,000 of contingent interest subsequently paid to GECC. In addition, ICP IV has made an intercompany loan to RMH in an amount sufficient to repay all principal and interest on its existing debt. Upon funding of the loan on July 30, 1996, RMH repaid all amounts due on its outstanding debt. Accordingly, all outstanding debt and related accrued interest as of July 30, 1996 have been presented as non-current liabilities.

     On August 1, 1996, Holdings sold a portion of its limited partner interest in Hyperion of Tennessee which resulted in a gain of $286. Subsequent to the sale, Holdings retained a 0.01% limited partner interest in Hyperion of Tennessee. Holdings' commitments to fund additional capital contributions and provide term loans to Hyperion of Tennessee have been reduced in proportion to the reduction in its limited partner interest.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Robin Media Holdings, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholder's deficit and of cash flows present fairly, in all material respects, the financial position of Robin Media Holdings, Inc. and its subsidiary at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Francisco, California
June 28, 1996

                           ROBIN MEDIA HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                          -----------------------      JULY 30,
                                                            1994          1995           1996
                                                          ---------     ---------     -----------
                                                                                      (UNAUDITED)
ASSETS
Cash and cash equivalents...............................  $   2,352     $   1,832      $    1,492
Accounts receivable, net of allowance for doubtful
  accounts of $343, $392 and $206.......................      4,251         4,835           5,287
Receivable from affiliates..............................        420           387             454
Prepaids................................................        316           373             430
Inventory...............................................      1,505         2,751           5,030
Other current assets....................................         93           223             221
                                                          ---------     ---------       ---------
          Total current assets..........................      8,937        10,401          12,914
Intangible assets, net..................................    169,099       134,020         115,945
Property and equipment, net.............................     54,105        53,864          60,091
Investments.............................................        435           795             795
Note receivable.........................................      5,569
Deferred tax asset......................................                                    5,756
Other assets............................................        978         1,120           1,543
                                                          ---------     ---------       ---------
          Total assets..................................  $ 239,123     $ 200,200      $  197,044
                                                          =========     =========       =========
LIABILITIES AND SHAREHOLDER'S DEFICIT
Accounts payable and accrued liabilities................  $   4,330     $   5,817      $    5,779
Deferred revenue........................................      2,956         3,114           3,185
Payable to affiliates...................................        928           968           1,111
Accrued interest........................................      8,646         9,043
                                                          ---------     ---------       ---------
          Total current liabilities.....................     16,860        18,942          10,075
Accrued interest........................................                                   11,621
Note payable to affiliate...............................                                   15,445
Long-term debt..........................................    319,450       331,450         331,450
Deferred income taxes...................................     17,198         1,922
                                                          ---------     ---------       ---------
          Total liabilities.............................    353,508       352,314         368,591
                                                          ---------     ---------       ---------
Commitments and contingencies
Shareholder's deficit:
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized, none issued
  Common stock, $.01 par value; 100,000,000 shares
     authorized, 10,000,000 shares issued and
     outstanding........................................        100           100             100
  Additional paid-in capital............................     10,498        10,498          10,498
  Accumulated deficit...................................   (124,983)     (162,712)       (182,145)
                                                          ---------     ---------       ---------
                                                           (114,385)     (152,114)       (171,547)
                                                          ---------     ---------       ---------
          Total liabilities and shareholder's deficit...  $ 239,123     $ 200,200      $  197,044
                                                          =========     =========       =========

        See accompanying notes to the consolidated financial statements.

                           ROBIN MEDIA HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                             FOR THE       PERIOD
                                                                              SEVEN         FROM
                                              FOR THE YEAR ENDED              MONTHS      JANUARY
                                                 DECEMBER 31,                 ENDED       1, 1996
                                      ----------------------------------     JULY 31,     TO JULY
                                        1993         1994         1995         1995       30, 1996
                                      --------     --------     --------     --------     --------
                                                                                  (UNAUDITED)
Basic and cable services............  $ 33,247     $ 42,910     $ 49,325     $ 28,371     $ 31,427
Pay services........................     6,895       10,036       11,438        6,361        6,640
Other services......................     4,397        6,347        6,050        3,487        3,703
                                      --------     --------     --------     --------     --------
                                        44,539       59,293       66,813       38,219       41,770
                                      --------     --------     --------     --------     --------
Program fees........................     7,099       10,667       12,620        7,183        8,231
Other direct expenses...............     6,168        7,887        8,358        4,887        5,267
Depreciation and amortization.......    55,316       57,562       47,514       28,132       24,854
Selling, general and administrative
  expenses..........................     9,397       12,623       14,904        8,389        8,871
Management and consulting fees......       465          465          333          249          117
                                      --------     --------     --------     --------     --------
                                        78,445       89,204       83,729       48,840       47,340
                                      --------     --------     --------     --------     --------
Loss from operations................   (33,906)     (29,911)     (16,916)     (10,621)      (5,570)
                                      --------     --------     --------     --------     --------
Other income (expense):
  Interest and other income.........     8,864        1,386        1,090          870          176
  Gain (loss) on disposal of fixed
     assets.........................    (1,637)      (1,344)         (73)          22          (14)
  Interest expense..................   (34,335)     (35,545)     (36,462)     (21,412)     (21,642)
  Other expense.....................      (508)        (194)        (644)        (689)        (163)
                                      --------     --------     --------     --------     --------
                                       (27,616)     (35,697)     (36,089)     (21,209)     (21,643)
                                      --------     --------     --------     --------     --------
Loss before income tax benefit......   (61,522)     (65,608)     (53,005)     (31,830)     (27,213)
Income tax benefit..................    21,656       19,020       15,276        7,806        7,780
                                      --------     --------     --------     --------     --------
Net loss............................  $(39,866)    $(46,588)    $(37,729)    $(24,024)    $(19,433)
                                      ========     ========     ========     ========     ========

        See accompanying notes to the consolidated financial statements.

                           ROBIN MEDIA HOLDINGS, INC.

                CONSOLIDATED STATEMENT OF SHAREHOLDER'S DEFICIT
                             (DOLLARS IN THOUSANDS)

                                                            ADDITIONAL
                                                 COMMON      PAID-IN       ACCUMULATED
                                                 STOCK       CAPITAL         DEFICIT         TOTAL
                                                 ------     ----------     -----------     ---------
Balance at December 31, 1992...................   $100       $ 10,498       $ (38,529)     $ (27,931)
Net loss.......................................                               (39,866)       (39,866)
                                                  ----        -------       ---------      ---------
Balance at December 31, 1993...................    100         10,498         (78,395)       (67,797)
Net loss.......................................                               (46,588)       (46,588)
                                                  ----        -------       ---------      ---------
Balance at December 31, 1994...................    100         10,498        (124,983)      (114,385)
Net loss.......................................                               (37,729)       (37,729)
                                                  ----        -------       ---------      ---------
Balance at December 31, 1995...................    100         10,498        (162,712)      (152,114)
Net loss (unaudited)...........................                               (16,545)       (19,433)
                                                  ----        -------       ---------      ---------
Balance at July 30, 1996 (unaudited)...........   $100       $ 10,498       $(179,257)     $(171,547)
                                                  ====        =======       =========      =========

        See accompanying notes to the consolidated financial statements.

                           ROBIN MEDIA HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                              FOR THE      PERIOD FROM
                                                 FOR THE YEAR ENDED         SEVEN MONTHS   JANUARY 1,
                                                    DECEMBER 31,               ENDED         1996 TO
                                           ------------------------------     JULY 31,      JULY 30,
                                             1993       1994       1995         1995          1996
                                           --------   --------   --------   ------------   -----------
                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................ $(39,866)  $(46,588)  $(37,729)    $(24,024)     $ (19,433)
  Adjustments to reconcile net loss to
     cash flows from operating activities:
     Depreciation and amortization........   55,316     57,674     47,614       28,743         24,919
     Loss on sale of note receivable......                            376          258             --
     Loss (gain) on disposal of fixed
       assets.............................    1,637      1,344         73          (22)            --
     Gain on sale of investment...........   (4,338)
     Deferred income taxes................  (21,656)   (19,020)   (15,276)      (7,806)        (7,678)
     Changes in assets and liabilities:
       Accounts receivable................   (1,200)       129       (584)         259           (452)
       Receivable from affiliates.........     (135)      (345)        33          (74)           (67)
       Interest receivable................   (1,617)      (726)     2,569        2,566             --
       Prepaids...........................      106         11        (57)        (156)           (57)
       Inventory..........................     (275)      (204)    (1,246)         168         (2,279)
       Other current assets...............     (287)       194       (130)         (79)          (197)
       Accounts payable and accrued
          liabilities.....................      971        126      1,487          181            (38)
       Deferred revenue...................       92        161        158          144             71
       Payable to affiliates..............   (3,255)       334         40         (321)           143
       Accrued interest                          41         38        397        2,868          3,023
                                           --------   --------   --------     --------       --------
Cash flows from operating activities......  (14,466)    (6,872)    (2,275)       2,705         (2,045)
                                           --------   --------   --------     --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.....   (9,236)   (11,156)   (11,877)      (5,591)       (13,146)
  Investments.............................   18,338       (435)      (360)        (240)
  Collections of and proceeds from sale of
     notes receivable.....................   40,459     17,764      2,624        2,625
  Other assets and intangibles............       64        (47)      (621)        (495)          (149)
  Purchases of cable television systems...  (78,344)
                                           --------   --------   --------     --------       --------
Cash flows from investing activities......  (28,719)     6,126    (10,234)      (3,701)       (13,295)
                                           --------   --------   --------     --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Activity on revolving credit note
     payable..............................   13,000                12,000        1,000             --
  Note payable to affiliate...............                                                     15,000
  Debt issue costs........................     (308)                  (11)        (566)            --
                                           --------   --------   --------     --------       --------
Cash flows from financing activities......   12,692                11,989          434         15,000
                                           --------   --------   --------     --------       --------
Net change in cash and cash equivalents...  (30,493)      (746)      (520)        (562)          (340)
Cash and cash equivalents, beginning of
  period..................................   33,591      3,098      2,352        2,352          1,832
                                           --------   --------   --------     --------      ---------
Cash and cash equivalents, end of
  period.................................. $  3,098   $  2,352   $  1,832     $  1,790      $   1,492
                                           ========   ========   ========     ========      =========

        See accompanying notes to the consolidated financial statements.

                           ROBIN MEDIA HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1. THE COMPANY AND BASIS OF PRESENTATION

     Robin Media Holdings, Inc., a Nevada corporation (the "Company"), was organized on August 27, 1991. On April 30, 1992, the Company commenced operations with the acquisition of all the outstanding common stock of Robin Media Group, Inc. ("RMG") from Jack Kent Cooke Incorporated. The Company is wholly owned by InterMedia Partners V, L.P. ("IP-V"), a California limited partnership. The Company's only asset is its investment in RMG and it had no liabilities prior to April 1, 1996 (see Note 2). Therefore, the Company's consolidated balance sheets for all periods presented reflect only RMG's assets and liabilities and its consolidated statements of operations reflect only the results of RMG's operations. RMG owns and operates cable television systems in Tennessee and Georgia.

     The Company's acquisition of RMG was structured as a leveraged transaction and a significant portion of the assets acquired are intangible assets which are being amortized on a straight-line basis over one to ten years. Therefore, as was planned, the Company has incurred substantial book losses which have resulted in a net shareholder's deficit. Of the cumulative pre-tax losses of $232,240 since May 1, 1992, non-cash charges have aggregated $208,313. These charges consist of $41,512 of depreciation of property and equipment, $161,901 of amortization of intangible assets, predominantly related to franchise rights and goodwill, and $4,900 of equity in net loss of investments accounted for under the equity method.

     The Consolidated Balance Sheet as of July 30, 1996, the Consolidated Statements of Operations for the seven month period ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 and the Consolidated Statements of Cash Flows for the seven month period ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 have been prepared by the Company without audit. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at July 30, 1996 and the results of operations and cash flows for the seven months ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 have been made.

2. FINANCING PLAN

     As discussed in Note 17, on April 1, 1996, the Company obtained from InterMedia Capital Partners IV, L.P. ("ICP-IV"), an affiliated entity, a $15,000 loan which matures on September 30, 1996. Proceeds from the loan were used to fund an additional equity contribution to RMG. RMG's debt agreements contain restrictive covenants which preclude RMG from paying dividends or making any distributions to the Company. Because of these restrictions, the Company will not be able to repay the loan when due without additional funding from outside sources.

     IP-V has entered into an agreement with ICP-IV to sell, after recapitalizing the Company, a portion of its equity interest in the Company. ICP-IV is in the process of obtaining its initial equity contributions and debt financing. Upon funding ICP-IV plans to make an intercompany loan to the Company in an amount sufficient for the Company and RMG to repay all principal and interest outstanding on its existing debt (see Note 18).

3. ACQUISITIONS

     During 1993 RMG consummated the following acquisitions of cable television properties:

                                                                                TOTAL
                                                                             ACQUISITION
                    CABLE TELEVISION ASSETS               ACQUISITION DATE      COST
        -----------------------------------------------  ------------------  -----------
        Royston, Georgia cable television assets of
          Tritek--Southern Communications, Ltd.........  February 26, 1993     $ 1,791
        Middle Tennessee cable television assets of
          Daniels Communications Partners Limited......  March 22, 1993         23,499
        Middle Tennessee cable television assets of
          American Cable TV Investors 3................  December 1, 1993       53,054
                                                                               -------
                                                                               $78,344
                                                                               =======

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

     The acquisitions of cable television properties noted above were accounted for as purchases and results of operations have been included only since the dates of acquisition. RMG's costs to acquire these properties have been allocated to tangible and intangible assets as follows:

        Cash paid on closing...............................................  $78,016
        Other acquisition costs............................................      328
                                                                             -------
        Total acquisition costs............................................   78,344
        Liabilities assumed................................................    1,607
        Costs assigned to tangible assets..................................  (24,073)
                                                                             -------
        Costs attributable to intangible assets............................  $55,878
                                                                             =======

     Had the 1993 acquisitions been completed as of January 1, 1993, revenues and net loss for the year ended December 31, 1993 would have been $56,437 and $44,148, respectively, (unaudited).

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary RMG. All intercompany accounts and transactions have been eliminated.

  Cash equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Revenue recognition

     Cable television service revenue is recognized in the period in which services are provided to customers. Deferred revenue represents revenue billed in advance and deferred until cable service is provided.

  Inventory

     Inventory consists primarily of supplies and is stated at the lower of cost or market determined by the first-in, first-out method.

  Property and equipment

     Additions to property and equipment, including new customer installations, are recorded at cost. Self-constructed fixed assets include materials, labor and overhead. Costs of disconnecting and reconnecting cable service are expensed. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. Gains and losses from disposals and retirements are included in earnings. Capitalized plant is written down to recoverable values whenever recoverability through operations or sale of the system becomes doubtful.

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

     Depreciation is computed using the double-declining balance method over the following estimated useful lives:

                                                                       YEARS
                                                                       -----
                Cable television plant...............................   5-10
                Buildings and improvements...........................     10
                Furniture and fixtures...............................    3-7
                Equipment and other..................................   3-10

  Intangible assets

     RMG has franchise rights to operate cable television systems in various towns and political subdivisions.
Franchise rights are being amortized on a straight-line basis over the lesser of the remaining lives of the franchises or the base ten-year term of IP-V which expires on December 31, 2002. Remaining franchise lives range from one to seventeen years.

     Goodwill represents the excess of acquisition cost over the fair value of net tangible and franchise assets acquired and liabilities assumed and is being amortized on a straight-line basis over the ten-year term of IP-V.

     Capitalized intangibles are written down to recoverable values whenever recoverability through operations or sale of the system becomes doubtful. Each year, the Company evaluates the recoverability of the carrying value of its intangible assets by assessing whether the projected cash flows, including projected cash flows from sale of the systems, is sufficient to recover the unamortized cost of these assets.

     Debt issue costs are being amortized over the term of the related debt. Debt issue costs of $347 and $358 are stated net of accumulated amortization of $119 and $231 at December 31, 1994 and 1995, respectively.

  Accounts payable and accrued liabilities

     Accounts payable and accrued liabilities consist of the following:

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1994       1995
                                                                     ------     ------
        Accounts payable...........................................  $  477     $  179
        Accrued program costs......................................     260        315
        Accrued franchise fees.....................................   1,346      1,615
        Other accrued liabilities..................................   2,247      3,708
                                                                     ------     ------
                                                                     $4,330     $5,817
                                                                     ======     ======

  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Long-lived assets and long-lived assets to be disposed of

     RMH has adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." RMH reviews property and

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment losses have been recognized by RMH.

5. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Franchise rights.......................................  $202,566     $202,573
        Goodwill...............................................    92,515       92,978
        Other..................................................       350          370
                                                                 --------     --------
                                                                  295,431      295,921
        Accumulated amortization...............................  (126,332)    (161,901)
                                                                 --------     --------
                                                                 $169,099     $134,020
                                                                 ========     ========

6. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Land...................................................  $    401     $    407
        Cable television plant.................................    73,135       81,667
        Buildings and improvements.............................       644          659
        Furniture and fixtures.................................     1,211        1,391
        Equipment and other....................................     4,301        5,251
        Construction in progress...............................     2,517        4,035
                                                                 ---------    ---------
                                                                   82,209       93,410
        Accumulated depreciation...............................   (28,104)     (39,546)
                                                                 ---------    ---------
                                                                 $ 54,105     $ 53,864
                                                                 =========    =========

7. INVESTMENTS

     RMG has a 49% limited partnership interest in InterMedia Partners II, L.P. ("IP-II"), an affiliated entity, which is accounted for under the equity method. RMG's original investment in IP-II was reduced to zero in 1992 as a result of its equity in the net loss of IP-II. The Company received distributions from IP-II of $417 and $406 for the years ended December 31, 1994 and 1995, respectively, which are included in interest and other income in the accompanying Consolidated Statements of Operations.

     RMG has a 15% limited partner interest in AVR of Tennessee, L.P., doing business as Hyperion of Tennessee, which is accounted for under the cost method. During 1994 and 1995, RMG contributed $435 and $360, respectively, to Hyperion of Tennessee. RMG is committed to fund additional capital contributions to Hyperion of Tennessee of $755 and to make term loan advances to Hyperion of Tennessee. The term loan advances are required to fund leasing arrangements for access to fiber optic distribution owned by the respective partners. Management does not believe commitments for the term loan advances will be significant.

     On October 6, 1993, RMG's investment in a preferred limited partner interest, acquired prior to the Company's acquisition of RMG, was redeemed by the investee for $18,338, resulting in a gain of $4,338.

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

8. NOTES RECEIVABLE

     Notes receivable were issued to RMG in connection with previous sales of cable television systems. In June 1995, RMG sold its only remaining note receivable including related accrued interest. At the time of the sale the note had a balance of $5,980 which included $411 of interest earned in 1995. The sale of the note resulted in a loss of $376 which is included in other expense.

9. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Revolving credit note payable, $30,000 commitment,
          interest at LIBOR plus 1.5% payable quarterly,
          due February 28, 1997................................  $ 13,000     $ 25,000
        11 1/8% senior subordinated notes, interest payable
          semi-annually, due April 1, 1997.....................   271,400      271,400
        11 5/8% subordinated debentures, interest payable
          semi-annually, due April 1, 1999.....................    35,050       35,050
                                                                 --------     --------
                                                                 $319,450     $331,450
                                                                 ========     ========

     RMG's bank revolving credit agreement provides $30,000 of available credit and expires on February 28, 1997. Borrowings under the revolving credit agreement generally bear interest either at the bank's reference rate plus 0.5% or at LIBOR plus 1.5% and are secured by the stock of RMG. Interest on outstanding borrowings is payable quarterly. At December 31, 1995, the interest rate on the revolving credit agreement was 7.5% (see Note 18).

     The revolving credit agreement requires RMG to pay a commitment fee of 0.375% per year, payable quarterly, on the unused portion of available credit. In addition, the agreement contains certain restrictive covenants on the Company and RMG, including limitations on the payment of dividends. RMG's obligations under the credit agreement are guaranteed by the Company.

     The 11 1/8% senior subordinated notes (the "Notes") are redeemable at the option of RMG, in whole or in part, at a current redemption price of 101.0% of the principal amount, together with accrued interest. The redemption price will decline to 100% of the principal amount at April 1, 1997 (see Note 18).

     The 11 5/8% subordinated debentures (the "Debentures") are redeemable at the option of RMG, in whole or in part, at a current redemption price of 101.4% of the principal amount, together with accrued interest. The redemption price will decline to 100% of the principal amount at April 1, 1997 (see Note 18).

     The Debentures and the Notes are subordinated to the bank debt, and the Debentures are subordinated to the Notes. The indentures with respect to the Notes and the Debentures contain restrictive covenants on RMG, including limitations on dividends, additional debt and mergers and acquisitions.

     Annual maturities of long-term debt at December 31, 1995 are as follows:

                1997..............................................  $296,400
                1998..............................................
                1999..............................................    35,050
                                                                    --------
                                                                    $331,450
                                                                    ========

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

     Based on quoted market prices from recent limited trading of the Notes and Debentures, their fair value approximates their recorded value. Management also believes that the fair value of the bank debt outstanding at variable interest rates approximates its recorded value.

10. COMMON STOCK

     On May 26, 1995, the Company's Board of Directors approved (i) an increase in the number of authorized shares of the Company's common stock to 100,000,000 shares; (ii) the issuance of up to 10,000,000 shares of Preferred Stock, par value of $.01 per share, the rights, preferences and privileges of which are to be determined by the Board of Directors; and (iii) a 100,000 to 1 stock split in the form of a stock dividend. As a result of the above actions, all share and per share data included in the consolidated financial statements has been retroactively restated to give effect to these actions.

11. CABLE TELEVISION REGULATION

     Cable television legislation and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect RMG and the cable television industry.

     The cable industry is currently regulated at the federal and local levels under the Cable Act of 1984, the Cable Act of 1992 ("the 1992 Act"), the Telecommunications Act of 1996 ("the 1996 Act") and regulations issued by the Federal Communications Commission ("FCC") in response to the 1992 Act. FCC regulations govern the determination of rates charged for basic, expanded basic and certain ancillary services, and cover a number of other areas including customer service and technical performance standards, the required transmission of certain local broadcast stations and the requirement to negotiate retransmission consent from major network and certain local television stations. Among other provisions, the 1996 Act will eliminate rate regulation on the expanded basic tier effective March 31, 1999.

     Current regulations issued in connection with the 1992 Act empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Management believes it has made a fair interpretation of the 1992 Act and related FCC regulations in determining regulated cable television rates and other fees based on the information currently available. However, complaints have been filed with the FCC on rates for certain franchises and certain local franchise authorities have challenged existing and prior rates. Further complaints and challenges could be forthcoming, some of which could apply to revenue recorded in 1995. Management believes, however, that the effect, if any, of these complaints and challenges will not be material to the Company's financial position or results of operations.

     Many aspects of regulation at the federal and local level are currently the subject of judicial review and administrative proceedings. In addition, the FCC is required to conduct rulemaking proceedings over the next several months to implement various provisions of the 1996 Act. It is not possible at this time to predict the ultimate outcome of these reviews or proceedings or their effect on the Company.

12. COMMITMENTS AND CONTINGENCIES

     RMG is committed to provide cable television services under franchise agreements with remaining terms of up to seventeen years. Franchise fees of up to 5% of gross revenues are payable under these agreements.

     Current FCC regulations require that cable television operators obtain permission to retransmit major network and certain local television station signals. RMG has entered into long-term retransmission agreements with all applicable stations in exchange for in-kind and/or other consideration.

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

     The Company is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the ultimate outcome of any existing litigation or other claims will not have a material adverse effect on the Company's financial condition or results of operations.

     RMG has entered into pole rental agreements and leases certain of its facilities and equipment under noncancelable operating leases. Minimum rental commitments at December 31, 1995 for the next five years and thereafter under these leases are as follows:

                1996................................................  $  537
                1997................................................     334
                1998................................................     118
                1999................................................     114
                2000................................................     110
                Thereafter..........................................     458
                                                                      ------
                                                                      $1,671
                                                                      ======

     Rent expense, including pole rental agreements, was $1,339, $1,612, and $1,821 for the years ended December 31, 1993, 1994 and 1995, respectively.

13. RELATED PARTY TRANSACTIONS

     IP-V manages the business of RMG for an annual management fee paid in cash in equal monthly installments. During 1993 and 1994, the annual management fee was $465. Effective July 1, 1995, the annual fee decreased to $200, resulting in fees of $333 for the full year of 1995. Management fees payable of $77 and $40 are included in payable to affiliates at December 31, 1994 and 1995, respectively.

     InterMedia Management, Inc. ("IMI") is wholly owned by the managing general partner of InterMedia Capital Management V, L.P. IMI has entered into an agreement with RMG to provide accounting and administrative services at cost. During the years ended December 31, 1993, 1994 and 1995, administrative fees charged by IMI and paid in cash on a monthly basis were $1,109, $2,000 and $2,385, respectively. Receivables from affiliates represent advances to IMI net of administration fees charged by IMI and operating expenses paid by IMI on behalf of RMG.

     As an affiliate of TCI, RMG is able to purchase programming services from a subsidiary of TCI. Management believes that the overall programming rates made available through this relationship are lower than RMG could obtain separately. The TCI subsidiary is under no obligation to continue to offer such volume rates to RMG, and such rates may not continue to be available in the future should TCI's ownership in RMG significantly decrease or if TCI or the programmers should otherwise decide not to offer such participation to RMG (see Note 17). Programming fees charged by the TCI subsidiary for the years ended December 31, 1993, 1994 and 1995 amounted to $5,979, $8,977 and $10,206, respectively.
Programming fees are paid to TCI in cash on a monthly basis. Payable to affiliates includes programming fees payable to the TCI subsidiary of $784 and $836 at December 31, 1994 and 1995, respectively.

     Included in interest income is $2,182 of interest on notes receivable from affiliates in 1993.

     Also see Note 17 -- Subsequent Events.

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

14. INCOME TAXES

     The benefit for income taxes consists of the following:

                                                         1993        1994        1995
                                                        -------     -------     -------
        Deferred federal tax benefit..................  $18,537     $16,192     $14,324
        Deferred state tax benefit....................    3,119       2,828         952
                                                        -------     -------     -------
                                                        $21,656     $19,020     $15,276
                                                        =======     =======     =======

     Deferred income taxes relate to temporary differences as follows:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Property and equipment...............................    $ 12,757     $ 10,461
        Intangible assets....................................      17,082       16,412
                                                                 --------     --------
                                                                   29,839       26,873
                                                                 --------     --------
        Loss carryforwards...................................     (11,559)     (23,570)
        Other................................................      (1,082)      (1,381)
                                                                 --------     --------
                                                                  (12,641)     (24,951)
                                                                 --------     --------
                                                                 $ 17,198     $  1,922
                                                                 ========     ========

     At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes aggregating $69,325 which expire through 2010. The Company is a loss corporation as defined in section 382 of the Internal Revenue Code. Therefore, if certain substantial changes in the Company's ownership should occur, there could be a significant annual limitation on the amount of loss carryforwards which can be utilized (see Note 17).

     The Company's management has not established a valuation allowance to reduce the deferred tax assets related to its unexpired net operating loss carryforwards. Due to an excess of appreciated asset value over the tax basis of the Company's net assets, management believes it is more likely than not that the deferred tax assets related to the unexpired net operating losses will be realized.

     A reconciliation of the tax benefit computed at the statutory federal rate and the tax benefit reported in the accompanying statements of operations is as follows:

                                                              FOR THE YEAR ENDED
                                                        -------------------------------
                                                         1993        1994        1995
                                                        -------     -------     -------
        Tax benefit at federal statutory rate.......    $21,533     $22,963     $18,552
        State taxes, net of federal benefit.........      2,027       1,737         950
        Goodwill amortization.......................     (3,355)     (3,222)     (2,914)
        Other non-deductible expenses...............       (631)
        Tax reserves and other......................      2,082      (2,458)     (1,312)
                                                        -------     -------     -------
                                                        $21,656     $19,020     $15,276
                                                        =======     =======     =======

                           ROBIN MEDIA HOLDINGS, INC.

                             (DOLLARS IN THOUSANDS)

15. SUPPLEMENTAL INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     During the years ended December 31, 1993, 1994 and 1995, the Company paid interest of approximately $34,294, $35,395 and $35,965, respectively.

     In conjunction with acquisitions of cable television systems during 1993, assets acquired and liabilities assumed were as follows:

            Fair value of assets acquired...........................    $ 79,951
            Cash paid...............................................     (78,344)
                                                                        --------
            Liabilities assumed.....................................    $  1,607
                                                                        ========

16. EMPLOYEE BENEFIT PLAN

     The Company participates in the InterMedia Partners Tax Deferred Savings Plan, which covers all full-time employees who have completed at least one year of employment. Such Plan provides for a base employee contribution of 1% and a maximum of 15% of compensation. The Company's matching contributions under the Plan are at the rate of 50% of the employee's contributions, up to a maximum of 3% of compensation.

17. SUBSEQUENT EVENTS

     ICP-IV is a newly created, affiliated entity, formed for the purpose of acquiring cable television systems and consolidating various cable television systems owned by other affiliated entities. ICP-IV is in the process of obtaining its initial equity contributions and debt financing. ICP-IV has entered into a purchase agreement with IP-V to purchase a portion of the Company. The transaction contemplated by this agreement is expected to close during the third quarter of 1996.

     Because of TCI's continuing interest in Holdings, management does not expect that the partial sale of Holdings to ICP-IV will impair Holding's ability to utilize its net operating loss carryforwards (see Note 14) or to take advantage of the favorable programming rates available through its relationship with TCI (see Note 13).

     On April 1, 1996, the Company obtained a $15,000 loan from ICP-IV, which is due September 30, 1996. The loan proceeds were used to fund an additional equity contribution to RMG, which it used to pay interest on its Notes and Debentures on April 1, 1996.

18. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF ACCOUNTANTS' REPORT

     On July 30, 1996, ICP IV purchased a portion of the Company and has made an intercompany loan to the Company in an amount sufficient to repay all principal and interest on the Company's outstanding debt. Upon funding on July 30, 1996 of the loan, the Company repaid all amounts due on its outstanding debt. Accordingly, all outstanding debt and related accrued interest as of July 30, 1996 have been presented as non-current liabilities (see Note 17).

     On August 1, 1996, the Company sold a portion of its limited partner interest in Hyperion of Tennessee which resulted in a gain of $286. Subsequent to the sale, the Company retained a 0.01% limited partner interest in Hyperion of Tennessee. The Company's commitments to fund additional capital contributions and provide term loans to Hyperion of Tennessee have been reduced in proportion to the reduction in its limited partner interest.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of InterMedia Partners
of West Tennessee, L.P.

     In our opinion, the accompanying balance sheets and the related statements of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of InterMedia Partners of West Tennessee, L.P. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Francisco, California
April 15, 1996

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 31,
                                                            ---------------------      JULY 30,
                                                              1994         1995          1996
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
ASSETS
Cash and cash equivalents.................................  $    898     $  1,115      $     734
Accounts receivable, net of allowance for doubtful
  accounts of $39, $33 and $49............................     1,324          924            811
Receivable from affiliates................................        63           24             81
Prepaids..................................................        36           18             55
Inventory.................................................       214          189            200
                                                             -------      -------        -------
          Total current assets............................     2,535        2,270          1,881
Intangible assets, net....................................    20,463       14,930         12,457
Property and equipment, net...............................    12,993       11,344         10,644
Other assets..............................................        44           46             46
                                                             -------      -------        -------
          Total assets....................................  $ 36,035     $ 28,590      $  25,028
                                                             =======      =======        =======
LIABILITIES AND PARTNERS' CAPITAL
Current portion of long-term debt.........................  $  3,882     $  4,043      $
Accounts payable and accrued liabilities..................     1,132        1,119          2,116
Deferred revenue..........................................       844          849            876
Payable to affiliates.....................................     1,613        1,264            287
Accrued interest..........................................       988        1,043             --
                                                             -------      -------        -------
          Total current liabilities.......................     8,459        8,318          3,279
Accrued interest..........................................                                 3,366
Long-term debt............................................    80,168       75,726         77,209
                                                             -------      -------        -------
          Total liabilities...............................    88,627       84,044         83,854
                                                             -------      -------        -------
Commitments and contingencies
PARTNERS' CAPITAL
General partner...........................................   (42,585)     (44,878)       (47,603)
Limited partner...........................................   (10,007)     (10,576)       (11,223)
                                                             -------      -------        -------
Total partners' capital...................................   (52,592)     (55,454)       (58,826)
                                                             -------      -------        -------
          Total liabilities and partners' capital.........  $ 36,035     $ 28,590      $  25,028
                                                             =======      =======        =======

              See accompanying notes to the financial statements.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                               FOR THE     PERIOD
                                                                                SEVEN       FROM
                                                                               MONTHS      JANUARY
                                                FOR THE YEAR ENDED              ENDED      1, 1996
                                                   DECEMBER 31,                 JULY       TO JULY
                                         ---------------------------------       31,         30,
                                           1993         1994        1995        1995        1996
                                         --------     --------     -------     -------     -------
                                                                                   (UNAUDITED)
Basic and cable services...............  $  9,891     $  9,919     $10,830     $ 6,309     $ 6,783
Pay services...........................     1,804        2,007       2,263       1,300       1,289
Other services.........................     1,451        1,830       1,851       1,083       1,008
                                         --------     --------     -------     -------      ------
                                           13,146       13,756      14,944       8,692       9,080
                                         --------     --------     -------     -------      ------
Program fees...........................     2,277        2,522       2,980       1,740       1,896
Other direct expenses..................     1,633        1,936       1,897       1,078       1,199
Depreciation and amortization..........    11,624       10,654       8,501       5,980       3,947
Selling, general and administrative
  expenses.............................     3,017        3,229       3,504       2,089       2,110
Management and consulting fees.........                    120         482         281         281
                                         --------     --------     -------     -------      ------
                                           18,551       18,461      17,364      11,168       9,433
                                         --------     --------     -------     -------      ------
Loss from operations...................    (5,405)      (4,705)     (2,420)     (2,476)       (353)
                                         --------     --------     -------     -------      ------
Other income (expense):
  Interest and other income............                                                          3
  Gain (loss) on disposal of fixed
     assets............................      (330)         (57)         10          18
  Interest expense.....................   (10,425)      (8,733)       (534)       (329)     (3,092)
  Other income.........................        34           56          82          50          70
                                         --------     --------     -------     -------      ------
                                          (10,721)      (8,734)       (442)       (261)     (3,019)
                                         --------     --------     -------     -------      ------
Net loss...............................  $(16,126)    $(13,439)    $(2,862)    $(2,737)    $(3,372)
                                         ========     ========     =======     =======      ======
Net loss allocation
  General partner......................  $(14,352)    $(10,765)    $(2,293)    $(2,190)    $(2,698)
  Limited partner......................    (1,774)      (2,674)       (569)       (547)       (674)
                                         --------     --------     -------     -------      ------
                                         $(16,126)    $(13,439)    $(2,862)    $(2,737)    $(3,372)
                                         ========     ========     =======     =======      ======

              See accompanying notes to the financial statements.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                             (DOLLARS IN THOUSANDS)

                                                             GENERAL      LIMITED
                                                             PARTNER      PARTNER       TOTAL
                                                             --------     --------     --------
Balance at December 31, 1992...............................  $(40,831)    $ (5,046)    $(45,877)
Net loss...................................................   (14,352)      (1,774)     (16,126)
                                                             --------     --------     --------
Balance at December 31, 1993...............................   (55,183)      (6,820)     (62,003)
Additional capital contributions...........................    17,844        5,006       22,850
Adjustment to reallocate losses in connection
  with the debt restructuring (see Note 5).................     5,519       (5,519)
Net loss...................................................   (10,765)      (2,674)     (13,439)
                                                             --------     --------     --------
Balance at December 31, 1994...............................   (42,585)     (10,007)     (52,592)
Net loss...................................................    (2,293)        (569)      (2,862)
                                                             --------     --------     --------
Balance at December 31, 1995...............................   (44,878)     (10,576)     (55,454)
Net loss (unaudited).......................................    (2,701)        (671)      (3,372)
                                                             --------     --------     --------
Balance at July 30, 1996 (unaudited).......................  $(47,579)    $(11,247)    $(58,826)
                                                             ========     ========     ========

              See accompanying notes to the financial statements.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                               FOR THE        PERIOD
                                                                                SEVEN          FROM
                                                FOR THE YEAR ENDED              MONTHS      JANUARY 1,
                                                   DECEMBER 31,                 ENDED        1996 TO
                                         ---------------------------------     JULY 31,      JULY 30,
                                           1993         1994        1995         1995          1996
                                         --------     --------     -------     --------     ----------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net loss.............................  $(16,126)    $(13,439)    $(2,862)    $ (2,737)     $ (3,372)
  Adjustments to reconcile net loss to
     cash flows from operating
     activities:
     Depreciation and amortization.....    11,806       10,970       8,525        5,519         3,960
     Loss (gain) on disposal of fixed
       assets..........................       330           57         (10)
     Changes in assets and liabilities:
       Accounts receivable.............      (636)        (584)        400          445           113
       Receivable from affiliates......    (4,235)       8,493          39          (52)          (57)
       Prepaids........................       225           (4)         18          (44)          (37)
       Inventory.......................       (31)         (12)         25           18           (11)
       Other assets....................        (2)         (17)         (2)          --            --
       Accounts payable and accrued
          liabilities..................       318          (10)        (13)        (223)          997
       Deferred revenue................       541           41           5           11            27
       Payable to affiliates...........      (151)       1,197        (349)        (396)         (977)
       Accrued interest and debt
          restructuring credit.........    10,241           68      (3,826)      (2,428)          (37)
                                         --------     --------     -------      -------       -------
Cash flows from operating activities...     2,280        6,760       1,950          113           606
                                         --------     --------     -------      -------       -------
Cash flows from investing activities:
  Purchases of property and
     equipment.........................    (2,098)      (1,276)     (1,370)        (854)         (787)
  Proceeds from sale of property and
     equipment.........................                                 44
  Other assets.........................       (21)          21                       (1)
                                         --------     --------     -------      -------       -------
Cash flows from investing activities...    (2,119)      (1,255)     (1,326)        (855)         (787)
                                         --------     --------     -------      -------       -------
Cash flows from financing activities:
  Activity on revolving credit note
     payable...........................                 (2,600)       (400)         600          (200)
  Debt issue costs.....................                   (161)         (7)          (7)
  Repayment on long-term debt..........                (22,073)
  Capital contributions................                 20,050
                                         --------     --------     -------      -------       -------
Cash flows from financing activities...                 (4,784)       (407)         593          (200)
                                         --------     --------     -------      -------       -------
Net change in cash and cash
  equivalents..........................       161          721         217         (149)         (381)
Cash and cash equivalents, beginning of
  period...............................        16          177         898          898         1,115
                                         --------     --------     -------      -------       -------
Cash and cash equivalents, end of
  period...............................  $    177     $    898     $ 1,115     $    749      $    734
                                         ========     ========     =======      =======       =======

              See accompanying notes to the financial statements.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                         NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1. THE COMPANY AND BASIS OF PRESENTATION

     InterMedia Partners of West Tennessee, L.P. (the "Partnership"), a California limited partnership, was formed on April 11, 1990 for the purpose of investing in and operating cable television properties. The Company owns and operates cable television properties located in Tennessee.

     Under the terms of the original partnership agreement, InterMedia Partners, a California limited partnership ("IP"), was the sole general partner, owning an 89% interest in the Partnership. The limited partners were IP and Robin Cable Systems of Tucson, an Arizona limited partnership ("Robin-Tucson"), holding interests in the Partnership of 10% and 1%, respectively.

     On September 11, 1990 the Partnership acquired the Western Tennessee properties of U.S. Cable Partners, LP and its affiliates. Funding for this acquisition was provided by General Electric Capital Corporation ("GECC") in the form of a senior subordinated loan.

     On October 3, 1994, IP sold its interest in Robin-Tucson to an affiliate of Tele-Communications, Inc. ("TCI"). IP contributed additional capital of $20,050 from the net sales proceeds and the Partnership repaid $30,375 of the senior subordinated loan to GECC including accrued interest. Under an Amended and Restated Agreement of Limited Partnership entered into on October 3, 1994, GECC converted $2,800 of its loan into a limited partnership interest in the Partnership, and restructured the remaining balance of the loan (see Note 5). Under the revised partnership agreement IP has an 80.1% general partner and 9.9% limited partner interest, and GECC has a 10% limited partner interest. Losses incurred prior to October 3, 1994 were reallocated between the general and limited partners based upon the change in ownership percentage resulting from the restructuring.

     The Partnership's acquisition of the West Tennessee cable television properties was structured as a leveraged transaction and a significant portion of the assets acquired were intangible assets which are being amortized over one to ten years. Therefore, as was planned, the Partnership has incurred substantial book losses, resulting in negative partners' capital. Of the cumulative losses since inception of $78,304, non-cash charges aggregated $67,123. These charges consisted of $45,549 of amortization of intangibles, predominantly related to franchise rights, $21,140 of depreciation of property and equipment, and $434 of loss on disposal of fixed assets. While the Partnership expects to incur significant book losses during 1996 and beyond, management believes cash flows from operations and presently available borrowing arrangements will be adequate to meet funding requirements.

     The Balance Sheet as of July 30, 1996, the Statements of Operations for the seven month period ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 and the Statements of Cash Flows for the seven month period ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 have been prepared by the Partnership without audit. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at July 30, 1996 and the results of operations and cash flows for the seven months ended July 31, 1995 and the period from January 1, 1996 to July 30, 1996 have been made.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash equivalents

     The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                             (DOLLARS IN THOUSANDS)

  Revenue recognition

     Cable television service revenue is recognized in the period in which services are provided to customers. Deferred revenue represents revenue billed in advance and deferred until cable service is provided.

  Inventory

     Inventory consists primarily of supplies and is stated at the lower of cost or market determined by the first-in, first-out method.

  Property and equipment

     Additions to property and equipment, including new customer installations, are recorded at cost. Self-constructed fixed assets include materials, labor and overhead. Costs of disconnecting and reconnecting cable service are expensed. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. Gains and losses from disposals and retirements are included in earnings. Capitalized plant is written down to recoverable values whenever recoverability through operations or sale of the system becomes doubtful.

     Depreciation is computed using the double-declining balance method over the following estimated useful lives:

                                                                        YEARS
                                                                        -----
                Cable television plant................................  5-10
                Buildings and improvements............................    10
                Furniture and fixtures................................   3-7
                Equipment and other...................................  3-10

  Intangible assets

     The Partnership has franchise rights to operate cable television systems in various towns and political subdivisions. Franchise rights are being amortized on a straight-line basis over the lesser of the remaining lives of the franchises or the base ten-year term of the IP partnership agreement which expires in July 1998. Remaining franchise lives range from one to nineteen years.

     Goodwill represents the excess of acquisition cost over the fair value of net tangible and franchise assets acquired and liabilities assumed and is being amortized on a straight-line basis over the ten-year term of IP.

     Capitalized intangibles are written down to recoverable values whenever recoverability through operations or sale of the system becomes doubtful. Each year, the Partnership evaluates the recoverability of the carrying value of its intangible assets by assessing whether the projected cash flows, including projected cash flows from sale of the systems, is sufficient to recover the unamortized cost of these assets.

     Debt issue costs are being amortized over the terms of the related debt. Debt issue costs of $145 and $152 are stated net of accumulated amortization of $5 and $29 at December 31, 1994 and 1995, respectively.

  Long-lived assets and long-lived assets to be disposed of

     The Partnership has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Partnership reviews property and equipment and intangible assets for impairment whenever events or changes in circumstances

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                             (DOLLARS IN THOUSANDS)

indicate that the carrying amount of an asset may not be recoverable. No impairment losses have been recognized by the Partnership.

  Accounts payable and accrued liabilities

     Accounts payable and accrued liabilities consist of the following:

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1994       1995
                                                                     ------     ------
        Accounts payable...........................................  $   72     $   14
        Accrued program costs......................................      85         43
        Accrued franchise fees.....................................     225        208
        Other accrued liabilities..................................     750        854
                                                                     ------     ------
                                                                     $1,132     $1,119
                                                                     ======     ======

  Income taxes

     No provision or benefit for income taxes is reported in the accompanying financial statements because, as a partnership, the tax effects of the Partnership's results of operations accrue to the partners. The Partnership is registered with the Internal Revenue Service as a tax shelter under Internal Revenue Code Section 6111(b).

  Allocation of profits and losses

     In accordance with the terms of the Partnership's partnership agreement, profits and losses generally are allocated proportionately with each partner's percentage interest in the Partnership. The percentage interest of the general partner is 80.1%, and that of the limited partners is 19.9%.

  Reclassifications

     Certain amounts in the 1993 and 1994 financial statements have been reclassified to conform to the 1995 presentation.

  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                             (DOLLARS IN THOUSANDS)

3. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Franchise rights.....................................    $ 48,610     $ 48,610
        Goodwill and other assets............................      10,905       10,912
                                                                 --------     --------
                                                                   59,515       59,522
        Accumulated amortization.............................     (39,052)     (44,592)
                                                                 --------     --------
                                                                 $ 20,463     $ 14,930
                                                                 ========     ========

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        Land.................................................    $    138     $    138
        Cable television plant...............................      28,235       28,742
        Buildings and improvements...........................         194          207
        Furniture and fixtures...............................         265          292
        Equipment and other..................................       1,743        1,971
        Construction in progress.............................          73          105
                                                                 --------     --------
                                                                   30,648       31,455
        Accumulated depreciation.............................     (17,655)     (20,111)
                                                                 --------     --------
                                                                 $ 12,993     $ 11,344
                                                                 ========     ========

5. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1995
                                                                           -------     -------
GECC revolving credit; $7,000 commitment; interest payable quarterly at
  prime plus 1% or LIBOR plus 2% per annum; matures June 30, 2001......    $ 2,400     $ 2,000
GECC term loan payable; interest payable quarterly at 7% per annum on
  $27,000 and at prime plus 1% or LIBOR plus 2% per annum on $27,000;
  matures June 30, 2001................................................     54,000      54,000
Debt restructuring credit..............................................     27,650      23,769
                                                                                       -------
Total debt and debt restructuring credit...............................     84,050      79,769
Less current portion...................................................      3,882       4,043
                                                                           -------     -------
                                                                           $80,168     $75,726
                                                                           =======     =======

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                             (DOLLARS IN THOUSANDS)

     Annual maturities of long-term debt for the next five years and thereafter are as follows:

            1996.....................................................    $ 4,043
            1997.....................................................      4,132
            1998.....................................................      4,423
            1999.....................................................      4,502
            2000.....................................................      4,469
            Thereafter...............................................     58,200
                                                                         -------
                                                                         $79,769
                                                                         =======

     On October 3, 1994, in connection with the sale of Robin-Tucson, the Partnership restructured its subordinated loan payable to GECC. Under the terms of the restructuring, GECC reduced the face amount of the debt outstanding to $59,000. Because the total estimated future payments on the restructured debt exceeded the carrying amount of the debt at the time of restructuring, no gain has been recognized on the debt restructuring and no adjustments have been made to the carrying amount of the Partnership's debt. The difference of $28,570 between the $59,000 refinanced and the amount of the note at the time of the restructuring was recorded as a debt restructuring credit. A portion of future debt service payments will be recorded as reductions of the remaining debt restructuring credit of $23,769 at December 31, 1995.

     At December 31, 1995, $56,000 is outstanding under the Amended and Restated Loan Agreement with GECC which provides for a revolving credit facility in the amount of $7,000 and term loans in the aggregate amount of $54,000. Borrowings outstanding under the revolving credit facility and the term loans generally bear interest either at the prime rate plus 1% or LIBOR plus 2% and mature on June 30, 2001. On $27,000 of borrowings outstanding under the term loans, the interest rate is fixed at 7%, per annum until October 3, 1997 when such borrowings become available under the variable interest rate options just described.

     Interest periods corresponding to interest rate options are generally specified as one, two or three months for LIBOR loans. The loan agreement requires quarterly interest payments, or more frequent interest payments if a shorter period is selected under the LIBOR option, and quarterly payments of .5% per annum on the unused commitment.

     The loan agreement provides for contingent interest payments generally at 11.11% of excess cash flow, as defined. Contingent interest payments may be required upon sale of either the West Tennessee system or the partnership interest in the Partnership. No contingent interest has been accrued as of December 31, 1995 (see Note 11) (see Note 12).

     Excess cash flow for each year, after provision for contingent interest payments, if any, must be used to prepay borrowings under the loan agreement. Optional prepayments under the term loan permanently reduce borrowings outstanding and may be made without penalty. Amounts outstanding under the revolving credit facility and the term loan are secured by the assets of the Partnership.

     The loan agreements include covenants which restrict the borrower's ability to encumber assets, make investments or distributions, retire partnership interests, pay management fees currently, incur or guarantee additional indebtedness and purchase or sell assets. The loan agreements include financial covenants which require minimum interest and debt coverage ratios, require minimum cash flows and specify maximum debt to cash flow ratios.

     The Partnership has approximately $29,000 of debt outstanding at variable interest rates. Management believes that the fair value of this debt approximates its recorded value. Management estimates that the fair value of fixed rate debt outstanding of $27,000 under the GECC term loan is approximately $25,900.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                             (DOLLARS IN THOUSANDS)

6. CABLE TELEVISION REGULATION

     Cable television legislation and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect the Partnership and the cable television industry.

     The cable industry is currently regulated at the federal and local levels under the Cable Act of 1984, the Cable Act of 1992 ("the 1992 Act"), the Telecommunications Act of 1996 ("the 1996 Act") and regulations issued by the Federal Communications Commission ("FCC") in response to the 1992 Act. FCC regulations govern the determination of rates charged for basic, expanded basic and certain ancillary services, and cover a number of other areas including customer service and technical performance standards, the required transmission of certain local broadcast stations and the requirement to negotiate retransmission consent from major network and certain local television stations. Among other provisions, the 1996 Act will eliminate rate regulation on the expanded basic tier effective March 31, 1999.

     Current regulations issued in connection with the 1992 Act empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Management believes it has made a fair interpretation of the 1992 Act and related FCC regulations in determining regulated cable television rates and other fees based on the information currently available. No complaints have been filed with the FCC on rates for expanded basic services and local franchise authorities have not challenged existing and prior rates. Complaints and challenges could be forthcoming, some of which could apply to revenue recorded in 1995. Management believes, however, that the effect, if any, of such complaints and challenges will not be material to the Partnership's financial position or results of operations.

     Many aspects of regulation at the federal and local level are currently the subject of judicial review and administrative proceedings. In addition, the FCC is required to conduct rulemaking proceedings over the next several months to implement various provisions of the 1996 Act. It is not possible at this time to predict the ultimate outcome of these reviews or proceedings or their effect on the Partnership.

7. COMMITMENTS AND CONTINGENCIES

     The Partnership is committed to provide cable television services under franchise agreements with remaining terms of up to twenty-four years. Franchise fees of up to 5% of gross revenues are payable under these agreements.

     Current FCC regulations require that cable television operators obtain permission to retransmit major network and certain local television station signals. The Partnership has entered into long-term retransmission agreements with all applicable stations in exchange for in-kind and/or other consideration.

     The Partnership is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the ultimate outcome of any existing litigation or other claims will not have a material adverse effect on the Partnership's financial condition or results of operations.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                             (DOLLARS IN THOUSANDS)

     The Partnership has entered into pole rental agreements and leases certain of its facilities and equipment under non-cancelable operating leases. Minimum rental commitments at December 31, 1995 for the next five years and thereafter under these leases are as follows:

            1996..........................................................  $ 63
            1997..........................................................    41
            1998..........................................................    25
            1999..........................................................    19
            2000..........................................................    15
            Thereafter....................................................    25
                                                                            ----
                                                                            $188
                                                                            ====

     Rent expense, including pole rental agreements, was $417, $387 and $525 for the years ended December 31, 1993, 1994 and 1995, respectively.

8. RELATED PARTY TRANSACTIONS

     InterMedia Capital Management, a California limited partnership ("ICM"), is the general partner of IP. Beginning October 1994, ICM managed the business of the Partnership for an annual fee of $482 of which 20% is deferred until each subsequent year in support of the Partnership's long-term debt. The remaining 80% is paid in cash in equal monthly installments. Included in payable to affiliates at December 31, 1994 and 1995 are $24 and $96, respectively, relating to the ICM annual fee.

     InterMedia Management, Inc. ("IMI") is wholly owned by the managing general partner of ICM. IMI has entered into an agreement with the Partnership to provide accounting and administrative services at cost. During the years ended 1993, 1994 and 1995, administrative fees charged by IMI were $392, $566 and $625, respectively. Receivables from affiliates represent advances to IMI net of administrative fees charged by IMI and operating expenses paid by IMI on behalf of the Partnership. IMI charges are paid in cash on a monthly basis.

     As an affiliate of TCI, the Partnership is able to purchase programming services from a subsidiary of TCI. Management believes that the overall programming rates made available through this relationship are lower than the Partnership could obtain separately. The TCI subsidiary is under no obligation to continue to offer such volume rates to the Partnership, and such rates may not continue to be available in the future should TCI's ownership in the Partnership significantly decrease or if TCI or the programmers should otherwise decide not to offer such participation to the Partnership (see Note 11). Programming fees charged by the TCI subsidiary for the years ended December 31, 1993, 1994 and 1995 amounted to $2,043, $2,150 and $2,573, respectively.
Programming fees are paid to TCI in cash on a monthly basis. Payable to affiliates includes programming fees payable to the TCI subsidiary of $179 and $209 at December 31, 1994 and 1995, respectively.

     Payables to IP of $1,375 and $943 were outstanding at December 31, 1994 and 1995, respectively, primarily related to professional fees incurred by IP on behalf of IPWT in connection with the acquisition of the West Tennessee cable television system in 1990. IP will be given a partnership interest in ICP-IV, as described herein, in exchange for its investment in the Partnership including its receivable of $943 (see Note 11).

9. SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

     During the years ended December 31, 1993, 1994 and 1995, the Partnership paid interest of approximately $2, $8,349 and $4,336, respectively.

                  INTERMEDIA PARTNERS OF WEST TENNESSEE, L.P.

                             (DOLLARS IN THOUSANDS)

10. EMPLOYEE BENEFIT PLAN

     The Partnership participates in the InterMedia Partners Tax Deferred Savings Plan, which covers all full-time employees who have completed at least one year of employment. Such Plan provides for a base employee contribution of 1% and a maximum of 15% of compensation. The Partnership's matching contributions under such Plan are at the rate of 50% of the employee's contributions, up to a maximum of 3% of compensation.

11. SUBSEQUENT EVENT

     IP and GECC are currently negotiating an agreement to contribute the Partnership to InterMedia Capital Partners IV, L.P. ("ICP-IV") in exchange for limited partnership interests in ICP-IV. ICP-IV is a newly created, affiliated entity, formed for the purpose of acquiring cable television systems and consolidating various cable television systems owned by entities affiliated with IP. Consummation of the transaction is expected during the third quarter of 1996. Upon completion of the transaction, conditions will be met for an accrual of approximately $3,000 of contingent interest under the terms of the loan agreement with GECC and recognition of the remaining debt restructuring credit as an extraordinary gain (see Note 5). Because TCI will also be an owner of ICP-IV, the contributions of the Partnership to ICP-IV are not expected to affect the favorable rates available to the Partnership through its relationship with TCI (see Note 8).

12. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF ACCOUNTANTS' REPORT

     On July 30, 1996, IP and GECC contributed their partner interests in the Partnership to ICP IV. As a result, conditions have been met for the accrual of approximately $3,000 of contingent interest. Accordingly, all outstanding debt and related accrued interest as of July 30, 1996 have been presented as non-current liabilities.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
TCI of Greenville, Inc.,
  TCI of Spartanburg, Inc., and
  TCI of Piedmont, Inc.:

     We have audited the accompanying combined balance sheet of TCI of Greenville, Inc., TCI of Spartanburg, Inc., and TCI of Piedmont, Inc. (the "Systems") (indirect wholly-owned subsidiaries of TCI Communications, Inc.) as of December 31, 1995, and the related combined statements of operations and accumulated deficit and cash flows for the period from January 27, 1995 to December 31, 1995. These combined financial statements are the responsibility of the Systems' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of TCI of Greenville, Inc., TCI of Spartanburg, Inc., and TCI of Piedmont, Inc. as of December 31, 1995, and the results of their operations and their cash flows for the period from January 27, 1995 to December 31, 1995 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Denver, Colorado
March 1, 1996

                            TCI OF GREENVILLE, INC.,
                         TCI OF SPARTANBURG, INC., AND
                             TCI OF PIEDMONT, INC.

        (INDIRECT WHOLLY-OWNED SUBSIDIARIES OF TCI COMMUNICATIONS, INC.)

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                                         JULY 30,     DECEMBER 31,
                                                                           1996          1995
                                                                         --------     -----------
                                                                         (UNAUDITED)
                                                                              (AMOUNTS IN
                                                                              THOUSANDS)
Cash...................................................................  $  --        $  1,936
Trade and other receivables, net of allowance for doubtful accounts
  of $316,000 and $426,000.............................................     2,577        2,571
Property and equipment, at cost:
  Land.................................................................       574          573
  Cable distribution systems...........................................    41,446       38,551
  Support equipment and buildings......................................     5,173        3,588
                                                                         --------     --------
                                                                           47,193       42,712
  Less accumulated depreciation........................................    (8,012)      (5,252)
                                                                         --------     --------
                                                                           39,181       37,460
                                                                         --------     --------
Franchise costs........................................................   327,262      327,262
  Less accumulated amortization........................................   (12,272)      (7,499)
                                                                         --------     --------
                                                                          314,990      319,763
                                                                         --------     --------
Other assets...........................................................        50           82
                                                                         --------     --------
                                                                         $356,798     $361,812
                                                                         ========     ========
LIABILITIES AND PARENT'S INVESTMENT
Cash overdraft.........................................................  $     35     $  --
Accounts payable.......................................................       165          270
Accrued liabilities (note 2)...........................................     2,687        3,486
Deferred income taxes (note 4).........................................   106,275      113,239
                                                                         --------     --------
          Total liabilities............................................   109,162      116,995
                                                                         --------     --------
Parent's investment:
  Due to TCI Communications, Inc. (TCIC) (note 3)......................   264,422      249,136
  Accumulated deficit..................................................   (16,786)      (4,319)
                                                                         --------     --------
                                                                          247,636      244,817
                                                                         --------     --------
                                                                         $356,798     $361,812
                                                                         ========     ========
Commitments and contingencies (note 5)

            See accompanying notes to combined financial statements.

                            TCI OF GREENVILLE, INC.,
                         TCI OF SPARTANBURG, INC., AND
                             TCI OF PIEDMONT, INC.

        (INDIRECT WHOLLY-OWNED SUBSIDIARIES OF TCI COMMUNICATIONS, INC.)

           COMBINED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                           PERIOD FROM
                                                                           JANUARY 27,       PERIOD FROM
                                                        PERIOD FROM          1995 TO        JANUARY 27 TO
                                                      JANUARY 1, 1996        JULY 31,       DECEMBER 31,
                                                      TO JULY 30, 1996         1995             1995
                                                     -----------------     ------------     -------------
                                                        (UNAUDITED)        (UNAUDITED)
                                                                      (AMOUNTS IN THOUSANDS)
Revenue:
  Basic and cable services........................       $ 18,448            $ 14,224         $  25,477
  Pay services....................................          6,256               5,605            10,241
  Other services..................................          5,586               5,838            11,496
                                                          -------              ------          --------
                                                           30,290              25,667            47,214
Operating costs and expenses:
  Program fees (note 3)...........................          6,953               5,000             9,084
  Other direct expenses...........................          3,534               3,534             6,596
  Selling, general and administrative.............          7,612               4,972            10,483
  Allocated general and administrative costs (note
     3)...........................................          1,105                 714             1,618
  Amortization....................................          4,772               3,321             7,499
  Depreciation....................................          2,934               3,708             6,640
                                                          -------              ------          --------
                                                           26,910              21,249            41,920
                                                          -------              ------          --------
          Operating income........................          3,380               4,418             5,294
Interest expense to TCIC (note 3).................        (22,811)             (6,416)          (11,839)
                                                          -------              ------          --------
          Loss before income tax benefit..........        (19,431)             (1,998)           (6,545)
Income tax benefit (note 4).......................          6,964                 836             2,226
                                                          -------              ------          --------
          Net loss................................        (12,467)             (1,162)           (4,319)
Accumulated deficit:
  Beginning of period.............................         (4,319)                 --                --
                                                          -------              ------          --------
  End of period...................................       $(16,786)           $ (1,162)        $  (4,319)
                                                          =======              ======          ========

            See accompanying notes to combined financial statements.

                            TCI OF GREENVILLE, INC.,
                         TCI OF SPARTANBURG, INC., AND
                             TCI OF PIEDMONT, INC.

        (INDIRECT WHOLLY-OWNED SUBSIDIARIES OF TCI COMMUNICATIONS, INC.)

                        COMBINED STATEMENT OF CASH FLOWS




                                                                           PERIOD FROM
                                                                           JANUARY 27,      PERIOD FROM
                                                       PERIOD FROM           1995 TO       JANUARY 27 TO
                                                    JANUARY 1, 1996 TO      JULY 31,       DECEMBER 31,
                                                      JULY 30, 1996           1995             1995
                                                    ------------------     -----------     -------------
                                                       (UNAUDITED)         (UNAUDITED)
                                                                     (AMOUNTS IN THOUSANDS)
Cash flows from operating activities:
  Net loss........................................       $(12,467)           $(1,162)        $  (4,319)
  Adjustments to reconcile net loss to net cash
     provided
     by operating activities:
     Depreciation and amortization................          7,706              7,029            14,139
     Deferred tax benefit.........................         (6,964)              (836)           (2,325)
     Changes in assets and liabilities:
       Change in receivables, net.................             (6)               426               (98)
       Change in other assets.....................             32                (43)              (80)
       Change in cash overdraft...................             35                 --                --
       Change in accounts payable.................           (105)               (29)              150
       Change in accrued liabilities..............           (799)               238               965
                                                          -------            -------          --------
          Net cash provided by (used in) operating
            activities............................        (12,568)             5,623             8,432
                                                          -------            -------          --------
Cash flows used in investing activities --
  Capital expended for property and equipment.....         (4,654)            (3,300)          (13,054)
                                                          -------            -------          --------
Cash flows from financing activities --
  Increase (decrease) in due to TCIC..............         15,286               (999)            6,484
                                                          -------            -------          --------
     Net increase (decrease) in cash..............         (1,936)             1,324             1,862
Cash at beginning of period.......................          1,936                 74                74
                                                          -------            -------          --------
Cash at end of period.............................       $     --            $ 1,398         $   1,936
                                                          =======            =======          ========

            See accompanying notes to combined financial statements.

                            TCI OF GREENVILLE, INC.,
                         TCI OF SPARTANBURG, INC., AND
                             TCI OF PIEDMONT, INC.

        (INDIRECT WHOLLY-OWNED SUBSIDIARIES OF TCI COMMUNICATIONS, INC.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

     The combined financial statements include the operations, assets and liabilities of TCI of Greenville, Inc., TCI of Spartanburg, Inc., and TCI of Piedmont, Inc. (the "Systems") which are indirect wholly-owned subsidiaries of TCI Communications, Inc. ("TCIC" or "Parent") which is a subsidiary of Tele-Communications, Inc. ("TCI"). The Systems develop and operate cable television systems in South Carolina.

     The Systems were acquired by TCI from TeleCable Corporation at the close of business on January 26, 1995 and subsequently contributed to TCIC
($242,591,000). These combined financial statements include the Systems' results of operations for the period from January 27, 1995 to December 31, 1995.

     It is contemplated that during 1996, TCIC will contribute the Systems to a newly formed limited partnership in exchange for an interest in InterMedia Partners IV, L.P., ("IP-IV"). See note 6.

(B) PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, including acquisition costs allocated to tangible assets acquired. Construction costs, including interest during construction and applicable overhead, are capitalized. Interest capitalized for the period from January 27, 1995 to December 31, 1995 was not material.

     Depreciation is computed on a straight-line basis using estimated useful lives of 3 to 15 years for cable distribution systems and 3 to 40 years for support equipment and buildings.

     Repairs and maintenance are charged to operations, and renewals and additions are capitalized. At the time of ordinary retirements, sales, or other dispositions of property, the original cost and cost of removal of such property are charged to accumulated depreciation, and salvage, if any, is credited thereto. Gains or losses are only recognized in connection with the sales of properties in their entirety.

(C) FRANCHISE COSTS

     Franchise costs include the difference between the cost of acquiring the Systems and amounts allocated to the tangible assets. Franchise costs are amortized on a straight-line basis over 40 years.

(D) INCOME TAXES

     A tax sharing agreement (the "Tax Sharing Agreement") among TCIC and certain other subsidiaries of TCI was implemented effective July 1, 1995. The Tax Sharing Agreement formalizes certain elements of the pre-existing tax sharing arrangement and contains additional provisions regarding the allocation of certain consolidated income tax attributes and the settlement procedures with respect to the intercompany allocation of current tax attributes. The Tax Sharing Agreement encompasses U.S. Federal, state, local, and foreign tax consequences and relies upon the U.S. Internal Revenue Code of 1986 as amended, and any applicable state, local, and foreign tax law and related regulations. Beginning on the July 1, 1995 effective date, TCIC was responsible to TCI for its share of current consolidated income tax liabilities. TCI was responsible to TCIC to the extent that TCIC's income tax attributes generated after the effective date are utilized by TCI to reduce its consolidated income tax liabilities. Accordingly, all tax attributes generated by TCIC's operations (which include the Systems) after the effective date including, but not limited to, net operating losses, tax credits,

                            TCI OF GREENVILLE, INC.,
                         TCI OF SPARTANBURG, INC., AND
                             TCI OF PIEDMONT, INC.

        (INDIRECT WHOLLY-OWNED SUBSIDIARIES OF TCI COMMUNICATIONS, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

deferred intercompany gains, and the tax basis of assets are inventoried and tracked for the entities comprising TCIC.

(E) ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) UNAUDITED FINANCIAL INFORMATION

     In the opinion of management, the unaudited financial statements reflect all adjustments necessary to present fairly the combined financial position of the Systems at July 30, 1996 and the results of operations and cash flows for the period from January 1, 1996 to July 30, 1996 and the period from January 27, 1995 to July 31, 1995.

 2. ACCRUED LIABILITIES

     Accrued liabilities consists of the following at December 31, 1995 (amounts in thousands):

            Franchise fees payable......................................  $1,722
            Property taxes payable......................................     745
            Salaries and benefits payable...............................     263
            Sales taxes payable.........................................     187
            Other.......................................................     569
                                                                          -------
                                                                          $3,486
                                                                          =======

 3. TRANSACTIONS WITH RELATED PARTIES

     Certain subsidiaries of TCIC provide certain corporate general and administrative services and are responsible for the Systems' operations and construction. Costs related to these services were allocated to TCIC's subsidiaries on a per subscriber and gross revenue basis that is intended to approximate TCI's proportionate cost of providing such services and are presented in the combined statement of operations and accumulated deficit as allocated general and administrative costs. The amounts allocated by TCIC are not necessarily representative of the costs that the Systems would have incurred on a stand-alone basis.

          During the period from January 27, 1995 to December 31, 1995 the Systems purchased, at TCIC's cost, certain pay television and other programming through another TCIC subsidiary. Charges for such programming were $6,766,000 for the period from January 27, 1995 to December 31, 1995 and are included in program fees.

          The amount due to TCIC includes TCIC's funding of current operations as well as the initial contribution of the Systems. The amount of interest expense allocated by TCIC is based on the actual interest costs incurred by TCIC and therefore, it does not necessarily reflect the interest expense that each subsidiary would have incurred on a stand alone basis. In addition, certain of TCIC's debt is secured by the assets of certain of its subsidiaries, including the Systems.

                            TCI OF GREENVILLE, INC.,
                         TCI OF SPARTANBURG, INC., AND
                             TCI OF PIEDMONT, INC.

        (INDIRECT WHOLLY-OWNED SUBSIDIARIES OF TCI COMMUNICATIONS, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

4. INCOME TAXES

     From January 27, 1995 to December 31, 1995, the Systems were included in the consolidated Federal income tax return of TCI. Income tax benefit for the Systems is based on those items in the consolidated calculation applicable to the Systems. The income tax benefit during this period represents an apportionment of tax expense or benefit (other than deferred taxes) among subsidiaries of TCIC in relation to their respective amounts of taxable earnings or losses. The payable arising from the allocation of taxes for the period has been recorded as an increase to the due to TCIC account. For Federal income tax purposes, the tax basis in the assets of the Systems were carried over at their historical tax basis.

     The Systems recognize deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Income tax benefit (expense) for the period from January 27, 1995 to December 31, 1995 consists of (amounts in thousands):

                                                           CURRENT     DEFERRED     TOTAL
                                                           -------     --------     ------
        Intercompany tax allocation......................   $ (87)      $2,021      $1,934
        State and local..................................     (12)         304         292
                                                             ----        -----      ------
                                                            $ (99)       2,325       2,226
                                                             ====        =====      ======

     Income tax benefit attributable to earnings differs from the amount computed by applying the Federal income tax rate of 35% as a result of the following (amounts in thousands):

            Computed "expected" tax benefit.............................  $2,291
            State and local income taxes, net of Federal income tax
              benefit...................................................     190
            Other.......................................................    (255)
                                                                          ------
                                                                          $2,226
                                                                          ======

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 are presented below (amounts in thousands):

            Deferred tax assets, primarily related to accounts
              receivable..............................................  $    164
            Deferred tax liabilities:
              Franchise costs.........................................   109,350
              Property and equipment..................................     3,415
              Other...................................................       638
                                                                        --------
                 Gross deferred tax liabilities.......................   113,403
                                                                        --------
                 Net deferred tax liabilities.........................  $113,239
                                                                        ========

 5. COMMITMENTS AND CONTINGENCIES

     As a result of the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), the Systems' basic and tier service rates and its equipment and installation charges (the "Regulated

                            TCI OF GREENVILLE, INC.,
                         TCI OF SPARTANBURG, INC., AND
                             TCI OF PIEDMONT, INC.

        (INDIRECT WHOLLY-OWNED SUBSIDIARIES OF TCI COMMUNICATIONS, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

Services") are subject to the jurisdiction of local franchising authorities and the FCC. Basic and tier service rates are evaluated against competitive benchmark rates as published by the FCC, and equipment and installation charges are based on actual costs.

     The Systems believe that they have complied in all material respects with the provisions of the 1992 Cable Act, including its rate setting provisions. However the Systems' rates for Regulated Services are subject to review by the FCC, if a complaint has been filed, or the appropriate franchise authority, if such authority has been certified. If, as a result of the review process, a system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund the excess portion of rates received. Any refunds of the excess portion of tier service rates would be retroactive to the date of complaint. Any refunds of the excess portion of all other Regulated Service rates would be retroactive to the later of September 1, 1993 or one year prior to the certification date of the applicable franchise authority. The amount of refunds, if any, which could be payable by the Systems in the event that the Systems' rates are successfully challenged by franchising authorities or the FCC is not considered to be material.

     The Systems have entered into pole rental agreements and use other equipment under lease arrangements. Rental expense under these arrangements was $510,000 for the period from January 27, 1995 to December 31, 1995. Future minimum lease payments under noncancelable operating leases are as follows (amounts in thousands):

                1996...................................................  $95
                1997...................................................   64
                1998...................................................   18

 6. SUBSEQUENT EVENT -- UNAUDITED

     On July 30, 1996, TCI consummated an agreement with IP-IV to contribute the Systems into a newly-formed limited partnership in exchange for a 49% limited partnership interest in IP-IV. Management of the Systems' operations was assumed by InterMedia Capital Management IV, L.P., the general partner of IP-IV as of that date.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of
TeleCable of Piedmont, Inc.,
TeleCable of Spartanburg, Inc. and
TeleCable of Greenville, Inc.
(collectively TeleCable -- South Carolina Group)

     In our opinion, the accompanying combined balance sheets and the related combined statements of income and retained earnings and of cash flows present fairly, in all material respects, the combined financial position of TeleCable -- South Carolina Group at January 26, 1995 and December 31, 1994 and the results of its operations and its cash flows for the 26-day period ended January 26, 1995 and the year ended December 31, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of TeleCable -- South Carolina Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1, TeleCable Corporation, parent company of the TeleCable -- South Carolina Group entities, merged with and into TCI Communications, Inc., a wholly owned subsidiary of Tele-Communications, Inc., on January 26, 1995, in accordance with the related Agreement and Plan of Merger dated August 8, 1994. The accompanying financial statements include the accounts of TeleCable -- South Carolina Group at their historical basis immediately preceding the merger and do not include any adjustments to record the new owner's basis.

PRICE WATERHOUSE LLP

San Francisco, California
March 8, 1996

                       TELECABLE -- SOUTH CAROLINA GROUP

              COMBINED STATEMENTS OF INCOME AND RETAINED EARNINGS

                             (DOLLARS IN THOUSANDS)

                                                                                      26 DAY PERIOD
                                                                     YEAR ENDED           ENDED
                                                                    DECEMBER 31,       JANUARY 26,
                                                                        1994              1995
                                                                    -------------     -------------
Basic and expanded cable services.................................     $26,034           $ 1,835
Pay services......................................................      11,046               783
Other services....................................................       8,819               499
                                                                       -------           -------
                                                                        45,899             3,117
                                                                       -------           -------
Program fees......................................................      14,076               795
Other direct expenses.............................................       9,929               720
Depreciation and amortization.....................................       7,332               618
Selling, general and administrative expenses......................       8,069               589
                                                                       -------           -------
                                                                        39,406             2,722
                                                                       -------           -------
  Income from operations..........................................       6,493               395
                                                                       -------           -------
Other income (expense):
  Interest income.................................................       1,278
  Interest expense................................................      (2,150)             (161)
                                                                       -------           -------
                                                                          (872)             (161)
  Income before provision for income taxes........................       5,621               234
Income tax expense................................................       2,118                88
                                                                       -------           -------
  Net income......................................................       3,503               146
Retained earnings, beginning of the period........................      10,967            14,470
                                                                       -------           -------
Retained earnings, end of the period..............................     $14,470           $14,616
                                                                       =======           =======

                  See notes to combined financial statements.

                       TELECABLE -- SOUTH CAROLINA GROUP

                            COMBINED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                      DECEMBER 31,      JANUARY 26,
                                                                          1994              1995
                                                                      -------------     ------------
Cash and cash equivalents...........................................     $   320          $     74
Accounts receivable, net of allowance for doubtful accounts of
  $195 and $199.....................................................       2,493             2,545
Prepaid expenses and other assets...................................          94                76
Inventory...........................................................          74                75
                                                                         -------           -------
          Total current assets......................................       2,981             2,770
Intangible assets, net of accumulated amortization of $8,435 and
  $8,499............................................................       2,807             2,743
Property and equipment, net.........................................      44,301            44,132
Receivable from affiliates..........................................      16,344
Other assets........................................................          36                36
                                                                         -------           -------
          Total assets..............................................     $66,469          $ 49,681
                                                                         =======           =======
                                LIABILITIES AND SHAREHOLDER'S EQUITY
Accounts payable trade..............................................     $   120          $    120
Accrued liabilities.................................................       3,340             2,554
Deferred revenue....................................................          50                72
Notes and other payables to affiliates..............................      20,467             4,280
                                                                         -------           -------
          Total current liabilities.................................      23,977             7,026
Deferred income taxes...............................................       7,553             7,570
Other liabilities...................................................          74                74
                                                                         -------           -------
          Total liabilities.........................................      31,604            14,670
                                                                         -------           -------
Commitments and contingencies
Shareholder's equity................................................      34,865            35,011
                                                                         -------           -------
          Total liabilities and shareholder's equity................     $66,469          $ 49,681
                                                                         =======           =======

                  See notes to combined financial statements.

                       TELECABLE -- SOUTH CAROLINA GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                         26 DAY
                                                                          YEAR           PERIOD
                                                                         ENDED            ENDED
                                                                      DECEMBER 31,     JANUARY 26,
                                                                          1994            1995
                                                                      ------------     -----------
Cash flows from operating activities
  Net income........................................................    $  3,503          $ 146
  Adjustments to reconcile net income to cash provided by (used for)
     operating activities:
     Depreciation...................................................       6,561            554
     Amortization...................................................         771             64
     Deferred income taxes..........................................         468             17
     (Increase) decrease in current assets:
       Accounts receivable..........................................      (1,096)           (52)
       Income taxes receivable......................................        (437)            12
       Prepaid expenses.............................................         133              6
       Inventory....................................................          44             (1)
     Increase (decrease) in current liabilities:
       Accounts payable and accrued liabilities.....................         787           (786)
       Deferred revenue.............................................          (7)            22
                                                                        --------          -----
          Net cash provided by (used for) operating activities......      10,727            (18)
                                                                        --------          -----
Cash flows from investing activities:
  Purchases of property and equipment...............................     (11,032)          (385)
                                                                        --------          -----
          Net cash used for investing activities....................     (11,032)          (385)
                                                                        --------          -----
Cash flows from financing activities:
  Receipts (payments) of amounts due from (to) affiliates, net......         (94)           157
                                                                        --------          -----
          Net cash provided by (used for) financing activities......         (94)           157
                                                                        --------          -----
Net decrease in cash and cash equivalents...........................        (399)          (246)
Cash and cash equivalents at beginning of period....................         719            320
                                                                        --------          -----
Cash and cash equivalents at end of period..........................    $    320          $  74
                                                                        ========          =====
Supplemental disclosure of cash flow information:
  Cash paid for income taxes........................................    $    602          $  --
                                                                        ========          =====

                  See notes to combined financial statements.

                       TELECABLE -- SOUTH CAROLINA GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

 1. BASIS OF PRESENTATION AND MERGER WITH TCI COMMUNICATIONS, INC.

     The accompanying combined financial statements include the accounts of TeleCable of Piedmont, Inc., TeleCable of Spartanburg, Inc. and TeleCable of Greenville, Inc., which collectively represent the combined South Carolina cable television and advertising operations of TeleCable Corporation ("TeleCable") and are referred to herein as the TeleCable -- South Carolina Group and/or the Combined Group.

     On January 26, 1995, pursuant to the Agreement and Plan of Merger dated August 8, 1994, TeleCable and its subsidiaries merged with and into TCI Communications, Inc. ("TCIC"), a wholly owned subsidiary of Tele-Communications, Inc. ("TCI") (the Merger), with TCIC as the surviving corporation of the Merger. Upon consummation of the Merger, TeleCable ceased to exist as a separate corporation.

     The accompanying combined financial statements have been prepared to present financial position and results of operations of the TeleCable -- South Carolina Group on a historical basis of accounting and do not reflect TCIC's basis in the assets and liabilities of the TeleCable -- South Carolina Group. Under a proposed agreement, TCI will contribute the TeleCable -- South Carolina Group to a new entity in exchange for cash and a limited partnership interest in the new entity during 1996.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS

     The Combined Group considers all highly liquid debt instruments, with an original maturity of three months or less, to be cash equivalents.

     PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

     Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives using accelerated and straight-line methods for tax and financial reporting purposes, respectively. The asset cost and related accumulated depreciation are eliminated from the accounts when assets are fully depreciated.

     Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments are capitalized.

     Estimated lives used to compute depreciation are:

            Distribution plant and other equipment..................    8-12 years
            Building and improvements...............................    8-25 years
            Vehicles................................................       5 years

     INTANGIBLE ASSETS

     Costs associated with developing and acquiring cable television franchises are capitalized and amortized on a straight-line basis over the term of the franchises. Remaining terms of the Combined Group's franchises are 6 to 12 years.

     INCOME TAXES

     The Combined Group follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes," which uses an asset and liability method to recognize the deferred income tax effects of transactions which are reported in different periods for financial reporting and income tax return purposes. Under this approach, deferred income tax balance sheet amounts are measured using currently enacted tax rates applied to the differences between the carrying amounts of assets and liabilities for financial

                       TELECABLE -- SOUTH CAROLINA GROUP

                             (DOLLARS IN THOUSANDS)

reporting purposes and their related tax basis. The deferred income tax provision is the difference between such beginning and ending deferred income tax balance sheet amounts.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during current and subsequent reporting periods, and actual results could differ from such estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value at January 26, 1995 and December 31, 1994 because of the short maturity of these instruments.

 3. INCOME TAXES

     For federal tax purposes, the results of operations of TeleCable -- South Carolina Group are included in the TeleCable consolidated federal income tax filings. TeleCable allocates current and deferred taxes to the Combined Group under the separate return method as prescribed by FAS 109. Current federal income tax expense flows through the payable to affiliate.

     The provision for income taxes consists of the following:

                                                                          26-DAY PERIOD
                                                       YEAR ENDED             ENDED
                                                      DECEMBER 31,         JANUARY 26,
                                                          1994                 1995
                                                      -------------       --------------
            Current
              Federal...............................     $ 1,429               $ 62
              State.................................         221                  9
                                                          ------                ---
                                                           1,650                 71
                                                          ------                ---
            Deferred:
              Federal...............................         405                 15
              State.................................          63                  2
                                                          ------                ---
                                                             468                 17
                                                          ------                ---
                                                         $ 2,118               $ 88
                                                          ======                ===

     Deferred tax liabilities (assets) relate to the following:

                                                        DECEMBER 31,        JANUARY 26,
                                                            1994               1995
                                                        -------------       -----------
            Property and equipment....................     $ 7,636            $ 7,640
            Intangible assets.........................         361                363
            Other, net................................        (444)              (433)
                                                            ------             ------
                                                           $ 7,553            $ 7,570
                                                            ======             ======

                       TELECABLE -- SOUTH CAROLINA GROUP

                             (DOLLARS IN THOUSANDS)

     The provision for income taxes differs from the amount of income tax computed by applying the statutory federal tax rate to income before income taxes as follows:

                                                                              26-DAY PERIOD
                                                           YEAR ENDED             ENDED
                                                          DECEMBER 31,         JANUARY 26,
                                                              1994                 1995
                                                          -------------       --------------
        Income tax computed at 34%......................     $ 1,911               $ 80
        State income taxes, net of federal tax
          benefit.......................................         185                  8
        Other...........................................          22
                                                              ------                ---
                                                             $ 2,118               $ 88
                                                              ======                ===

 4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                            DECEMBER 31,        JANUARY 26,
                                                                1994                1995
                                                            -------------       ------------
        Distribution, plant and equipment.................    $  78,783           $ 79,163
        Land, buildings and improvements..................        2,081              2,081
        Vehicles..........................................        1,749              1,754
                                                               --------           --------
                                                                 82,613             82,998
        Less -- accumulated depreciation..................      (38,312)           (38,866)
                                                               --------           --------
                                                              $  44,301           $ 44,132
                                                               ========           ========

     Depreciation expense was $6,561 and $554 for the year ended December 31, 1994 and the 26-day period ended January 26, 1995, respectively.

 5. COMMITMENTS AND CONTINGENCIES

     The Company leases utility poles and certain other facilities used in their operations. Total rent expense was $550 for the year ended December 31, 1994 and $45 for the 26-day period ended January 26, 1995.

 6. CABLE TELEVISION REGULATION

     Cable television legislation and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect the Company and the cable television industry.

     The cable industry is currently regulated at the federal and local levels under the Cable Act of 1984, the Cable Act of 1992 ("the 1992 Act"), the Telecommunications Act of 1996 ("the 1996 Act") and regulations issued by the Federal Communications Commission ("FCC") in response to the 1992 Act. FCC regulations govern the determination of rates charged for basic, expanded basic and certain ancillary services, and cover a number of other areas including customer service and technical performance standards, the required transmission of certain local broadcast stations and the requirement to negotiate retransmission consent from major network and certain local television stations. Among other provisions, the 1996 Act will eliminate rate regulation on the expanded basic tier effective March 31, 1999.

     Current regulations issued in connection with the 1992 Act empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year

                       TELECABLE -- SOUTH CAROLINA GROUP

                             (DOLLARS IN THOUSANDS)

in other circumstances. Management believes it has made a fair interpretation of the 1992 Act and related FCC regulations in determining regulated cable television rates and other fees based on the information currently available. However, complaints have been filed with the FCC on rates for certain franchises and certain local franchise authorities have challenged existing and prior rates. Further complaints and challenges could be forthcoming, some of which could apply to revenue recorded in 1995. Management believes, however, the effect, if any, of these complaints and challenges will not be material to the Company's financial position or results of operations.

     Many aspects of regulation at the federal and local level are currently the subject of judicial review and administrative proceedings. In addition, the FCC is required to conduct rulemaking proceedings over the next several months to implement various provisions of the 1996 Act. It is not possible at this time to predict the ultimate outcome of these review or proceedings or their effect on the Company.

 7. RELATED PARTY TRANSACTIONS

     Included in notes and other payables to affiliates are notes payable to Televester, Inc., a wholly-owned subsidiary of TeleCable which total $20,467 and $3,048 at December 31, 1994 and January 26, 1995, respectively. The notes bear interest at prime plus 2%, compounded quarterly, and are payable on demand.

     The receivable from affiliate at December 31, 1994 and payable to affiliate at January 26, 1995 represent a net receivable/payable as a result of daily cash management transactions and other operating activities between the Combined Group and TeleCable. The Combined Group charges/pays interest on the receivable/payable at prime. Certain programming fee discounts granted to TeleCable for volume purchases are recorded at the corporate level and therefore, have not been allocated to the Combined Group.

     During the 26-day period ended January 26, 1995, the Company exchanged $17,554 of its receivable from affiliate to satisfy one of the notes payable to Televester, Inc.

 8. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                DECEMBER 31,   JANUARY 26,
                                                                    1994          1995
                                                                ------------   -----------
        Accrued franchise taxes...............................     $1,623        $   736
        Accrued real estate and personal property taxes.......        754            818
        Accrued payroll.......................................        466            411
        Other.................................................        497            589
                                                                ------------   -----------
                                                                   $3,340        $ 2,554
                                                                ==========      ========

                       TELECABLE -- SOUTH CAROLINA GROUP

                             (DOLLARS IN THOUSANDS)

 9. SHAREHOLDER'S EQUITY

     Shareholder's equity for each of the entities included in these combined financial statements is as follows:

                                                                   JANUARY 26, 1995
                                                    -----------------------------------------------
                                                               ADDITIONAL
                                                    COMMON      PAID-IN       RETAINED
                                                    STOCK       CAPITAL       EARNINGS      TOTAL
                                                    ------     ----------     --------     --------
TeleCable of Piedmont, Inc........................    $1        $             $ (4,500)    $ (4,499)
TeleCable of Spartanburg, Inc.....................    --          11,031         3,904       14,935
TeleCable of Greenville, Inc......................    --           9,363        15,212       24,575
                                                    ------      --------      --------   ----------
                                                      $1        $ 20,394      $ 14,616     $ 35,011
                                                    ======     ===========    ===========  ===========

                                                                   DECEMBER 31, 1994
                                                    -----------------------------------------------
                                                               ADDITIONAL
                                                    COMMON      PAID-IN       RETAINED
                                                    STOCK       CAPITAL       EARNINGS      TOTAL
                                                    ------     ----------     --------     --------
TeleCable of Piedmont, Inc........................    $1        $             $ (4,573)    $ (4,572)
TeleCable of Spartanburg, Inc.....................    --          11,031         3,924       14,955
TeleCable of Greenville, Inc......................    --           9,363        15,119       24,482
                                                    ------      --------      --------   ----------
                                                      $1        $ 20,394      $ 14,470     $ 34,865
                                                    ======     ===========    ===========  ===========

10. RETIREMENT PLANS

     EMPLOYEE SAVINGS PLAN

     TeleCable sponsors an employee savings plan which covers substantially all employees of the Combined Group. TeleCable makes annual contributions of an amount which, when added to forfeitures, equals 50% of employee contributions up to 4% of compensation. The total expenses for the Combined Group were $100 for the year ended December 31, 1994 and $9 for the 26-day period ended January 26, 1995

     DEFINED BENEFIT PLAN

     The Combined Group participated in the TeleCable defined benefit pension plan covering substantially all employees. The plan provides retirement benefits to eligible employees based primarily on years of service and career compensation. TeleCable's annual funding policy was to contribute no less than the minimum required by the Employee Retirement Income Security Act of 1974 and no more than the maximum which can be deducted under relevant IRS regulations. Separate information regarding the defined benefit plan is not available at the subsidiary level.

     For financial reporting purposes, pension expense allocated to the Combined Group was $119 for the year ended December 31, 1994. In conjunction with the Merger, the benefits under the defined benefit plan were frozen January 26, 1995. There was no pension expense for the 26-day period ended January 26, 1995.

     The weighted average discount rate used to measure the projected benefit obligation was 7.0% at December 31, 1994. In addition, the rate of increase in future compensation levels was 4.5% at December 31, 1994. The weighted-average expected long-term rate of return on assets was 8.0% for 1994.

                         REPORT OF INDEPENDENT AUDITORS

Time Warner Entertainment Company, L.P.
Stamford, Connecticut

We have audited the accompanying statements of assets, liabilities and divisional equity of Warner Cable Communications -- Kingsport, Tennessee Division, a division of Time Warner Entertainment Company, L.P., as of January 31, 1996 and December 31, 1995, and the related statements of revenues and expenses and changes in divisional equity and cash flows for the month ended January 31, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and divisional equity of Warner Cable Communications -- Kingsport, Tennessee Division, a division of Time Warner Entertainment Company, L.P., at January 31, 1996 and December 31, 1995, and its revenues and expenses and changes in divisional equity and cash flows for the month ended January 31, 1996 and the year ended December 31, 1995, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Denver, Colorado
May 11, 1996

          WARNER CABLE COMMUNICATIONS -- KINGSPORT, TENNESSEE DIVISION
             A DIVISION OF TIME WARNER ENTERTAINMENT COMPANY, L.P.

             STATEMENT OF ASSETS, LIABILITIES AND DIVISIONAL EQUITY

                                     ASSETS

                                                                    JANUARY 31,      DECEMBER 31,
                                                                        1996             1995
                                                                    ------------     -------------
Cash..............................................................  $    143,807      $    104,400
Accounts receivable, net of allowance for doubtful accounts of
  $55,004 and $46,841 at January 31, 1996 and December 31, 1995,
  respectively....................................................       732,070           945,566
Prepaid expenses..................................................         1,262             5,814
Inventory.........................................................        10,476            12,168
                                                                      ----------        ----------
Total current assets..............................................       887,615         1,067,948
Property, plant and equipment, at cost:
Land, building and improvements...................................       183,309           183,309
Distribution system...............................................    13,644,838        13,672,378
Vehicles and other equipment......................................       956,326           956,326
Construction in progress..........................................        19,217             1,720
                                                                      ----------        ----------
                                                                      14,803,690        14,813,733
Less accumulated depreciation.....................................    (7,663,043)       (7,604,199)
                                                                      ----------        ----------
Net property, plant and equipment.................................     7,140,647         7,209,534
Intangible assets, less accumulated amortization of
  $1,180,777 and $1,180,248 as of January 31, 1996
  and December 31, 1995, respectively.............................        93,594            94,123
Other assets......................................................        12,906            13,606
                                                                      ----------        ----------
                                                                    $  8,134,762      $  8,385,211
                                                                      ==========        ==========
                                LIABILITIES AND DIVISIONAL EQUITY
Accounts payable..................................................  $     70,993      $    149,380
Deferred revenue..................................................       393,792           411,952
Subscriber advance payments.......................................       207,309           270,881
Accrued franchise fees............................................       176,400           213,199
Other accrued liabilities.........................................       659,808           696,075
                                                                      ----------        ----------
Total current liabilities.........................................     1,508,302         1,741,487
Divisional equity:
Accumulated earnings..............................................    14,276,472        14,084,350
Less accumulated payments to Time Warner Entertainment
  Company, L.P....................................................    (7,650,012)       (7,440,626)
                                                                      ----------        ----------
Total divisional equity...........................................     6,626,460         6,643,724
                                                                      ----------        ----------
                                                                    $  8,134,762      $  8,385,211
                                                                      ==========        ==========

                            See accompanying notes.

          WARNER CABLE COMMUNICATIONS -- KINGSPORT, TENNESSEE DIVISION
             A DIVISION OF TIME WARNER ENTERTAINMENT COMPANY, L.P.

      STATEMENT OF REVENUES AND EXPENSES AND CHANGES IN DIVISIONAL EQUITY

                                                                    MONTH ENDED      YEAR ENDED
                                                                    JANUARY 31,     DECEMBER 31,
                                                                       1996             1995
                                                                    -----------     ------------
REVENUES:
Basic service.....................................................  $   736,157     $  8,427,035
Pay service.......................................................       99,919        1,192,580
Other service.....................................................      100,932        1,294,804
                                                                    -----------      -----------
                                                                        937,008       10,914,419
EXPENSES:
Programming.......................................................      211,329        2,219,227
Other direct expenditures.........................................      133,164        1,425,956
Selling, general and administrative...............................      223,194        2,057,796
Depreciation and amortization.....................................       87,243        1,086,516
                                                                    -----------      -----------
                                                                        654,930        6,789,495
                                                                    -----------      -----------
Operating income..................................................      282,078        4,124,924
Interest expense..................................................       89,956          856,287
                                                                    -----------      -----------
Net revenues over expenses........................................      192,122        3,268,637
Accumulated earnings at beginning of period.......................   14,084,350       10,815,713
Less accumulated payments to Time Warner Entertainment Company,
  L.P. at beginning of period.....................................   (7,440,626)      (4,247,376)
                                                                    -----------      -----------
Net divisional equity at beginning of period......................    6,643,724        6,568,337
Payments to Time Warner Entertainment Company, L.P., net..........     (209,386)      (3,193,250)
                                                                    -----------      -----------
Net divisional equity at end of period............................  $ 6,626,460     $  6,643,724
                                                                    ===========      ===========

                            See accompanying notes.

          WARNER CABLE COMMUNICATIONS -- KINGSPORT, TENNESSEE DIVISION
             A DIVISION OF TIME WARNER ENTERTAINMENT COMPANY, L.P.

                            STATEMENT OF CASH FLOWS

                                                                     MONTH ENDED      YEAR ENDED
                                                                     JANUARY 31,     DECEMBER 31,
                                                                        1996             1995
                                                                     -----------     ------------
OPERATING ACTIVITIES
Net revenues over expenses.........................................   $ 192,122      $  3,268,637
Adjustments to reconcile net revenues over expenses to net cash provided by operating activities:
Depreciation and amortization......................................      87,243         1,086,516
Changes in cash due to:
Accounts receivable, prepaid expenses, inventory and other
  assets...........................................................     220,440          (232,171)
Accounts payable...................................................     (78,387)          (63,126)
Deferred revenue...................................................     (18,160)           36,371
Subscriber advance payments........................................     (63,572)           52,816
Accrued franchise fees.............................................     (36,799)           14,533
Accrued liabilities................................................     (36,267)          145,766
                                                                      ---------       -----------
Net cash provided by operating activities..........................     266,620         4,309,342
INVESTING ACTIVITIES
Purchases of property, plant and equipment, net....................     (17,827)       (1,107,827)
Refranchising cost.................................................          --               233
                                                                      ---------       -----------
Net cash used in investing activities..............................     (17,827)       (1,107,594)
FINANCING ACTIVITIES
Net payments to Time Warner Entertainment Company, L.P.............    (209,386)       (3,193,250)
                                                                      ---------       -----------
Net increase in cash...............................................      39,407             8,498
Cash at beginning of period........................................     104,400            95,902
                                                                      ---------       -----------
Cash at end of period..............................................   $ 143,807      $    104,400
                                                                      =========       ===========

                            See accompanying notes.

          WARNER CABLE COMMUNICATIONS -- KINGSPORT, TENNESSEE DIVISION
             A DIVISION OF TIME WARNER ENTERTAINMENT COMPANY, L.P.

                         NOTES TO FINANCIAL STATEMENTS

                     JANUARY 31, 1996 AND DECEMBER 31, 1995

 1. DESCRIPTION OF BUSINESS

     Warner Cable Communications -- Kingsport, Tennessee Division (the Division), a division of Time Warner Entertainment Company, L.P. (TWE), is principally engaged in the cable television business. Such operations consist primarily of selling video programming which is distributed to subscribers for a monthly fee through a network of coaxial cables. The Division operates in several cities and surrounding areas under nonexclusive franchise agreements. Franchise fees of up to 5% of either gross revenues or gross receipts are payable under these agreements. The agreements are as follows:

                         FRANCHISING AREA            FRANCHISE AGREEMENT EXPIRATION
                -----------------------------------  ------------------------------
                City of Kingsport..................              7/09/07
                Sullivan County....................              8/07/95
                Town of Church Hill................              7/30/02
                Town of Mt. Carmel.................             12/27/04

     The Division has operated under a verbally extended franchise agreement for Sullivan County since August 7, 1995.

     The Division has no separate legal status or existence. The Division's resources and existence are at the disposal of TWE management, subject to contractual commitments by TWE to perform in accordance with certain long-term contracts within the present divisional structure. The Division's assets are legally available for the satisfaction of debts of TWE, not solely those appearing in the accompanying statements, and its debts may result in claims against assets not appearing therein. The Division is one of several divisions and affiliates of TWE, and transactions and the terms thereof may be arranged by and among members of the affiliated group.

     Cable television is regulated by the federal government, some state governments and most local governments. Existing federal regulations, copyright licensing, and state and local franchise requirements currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact on the cable television industry or the Division can be predicted at this time.

 2. SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The financial statements have been prepared in accordance with generally accepted accounting principles which require the use of management's estimates and assumptions. Actual results could differ from these estimates.

     PROPERTY, PLANT AND EQUIPMENT

     Depreciation is provided on the straight-line basis over the estimated useful lives of the assets as follows:

            Building and improvements...............................  10-25 years
            Distribution system.....................................  3-15 years
            Vehicles and other equipment............................  3-10 years

          WARNER CABLE COMMUNICATIONS -- KINGSPORT, TENNESSEE DIVISION
             A DIVISION OF TIME WARNER ENTERTAINMENT COMPANY, L.P.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     JANUARY 31, 1996 AND DECEMBER 31, 1995

     FRANCHISE COSTS

     The Division has deferred costs incurred to acquire the franchise. Amortization of these costs is provided on the straight-line basis over the terms of the franchise agreement.

     REVENUE RECOGNITION

     Substantially all revenue is recognized when service is provided, with appropriate provision for uncollectible accounts.

     DEFERRED REVENUE

     Deferred revenue represents subscriber monthly fees billed in advance.

     INCOME TAXES

     As a U.S. partnership, TWE is not subject to federal and state income taxation. As a result, a provision for income taxes has not been included in the financial statements.

 3. RELATED PARTY TRANSACTIONS

     Interest is allocated to the Division from TWE. The amount is computed by multiplying the Division's estimated debt based on average divisional equity balances by the TWE average effective interest rate. The TWE average effective interest rate for the month ended January 31, 1996 and the year ended December 31, 1995 was 7.7%. Interest allocated to the Division aggregated $89,956 and $856,287 for the month ended January 31, 1996 and the year ended December 31, 1995, respectively.

     The Division records charges for a portion of TWE's selling, general and administrative expenses ($63,536 and $856,114 for the month ended January 31, 1996 and the year ended December 31, 1995, respectively), which are allocated by TWE to its divisions and affiliates based upon subscriber levels.

     The statement of revenues and expenses and changes in divisional equity includes charges for programming and promotional services provided by Home Box Office and other affiliates of TWE. These charges are based upon customary rates.

 4. LEASES

     Rent expense for all operating leases, principally pole attachments and office rent, for the month ended January 31, 1996 and the year ended December 31, 1995, amounted to $25,466 and $248,233, respectively. The Division has no significant noncancelable rental commitments.

 5. BENEFIT PLANS

     The Division participates in a noncontributory defined benefit pension plan (the Pension Plan) which is maintained by TWE and covers substantially all employees. Benefits under the Pension Plan are determined based on formulas which reflect the employees' years of service and average compensation for the highest five consecutive years of the last ten years of service. Total pension cost for the month ended January 31, 1996 and the year ended December 31, 1995 was $6,148 and $49,871, respectively.

     Prior to April 1, 1995, the Division participated in a defined contribution plan maintained by TWE (The Time Warner Cable Employees' Savings Plan). Effective April 1, 1995, this plan was amended, restated and

          WARNER CABLE COMMUNICATIONS -- KINGSPORT, TENNESSEE DIVISION
             A DIVISION OF TIME WARNER ENTERTAINMENT COMPANY, L.P.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     JANUARY 31, 1996 AND DECEMBER 31, 1995

renamed the Cable Employees' Savings Plan (the Savings Plan). The Savings Plan covers substantially all employees. The Division's contributions to the Savings Plan can amount to up to 6.67% of the employee's eligible compensation during the plan year. The plan sponsor has the right in any year to set the maximum amount of the Division's contribution. Defined contribution plan expense totaled $3,120 and $28,729 for the month ended January 31, 1996 and the year ended December 31, 1995, respectively.

 6. SALE OF THE DIVISION

     Effective at the close of business on January 31, 1996, TWE sold all of the assets of the Division for $62,000,000.

                                 VSC CABLE INC.

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

                                                                              SIX MONTHS
                                                                            ENDED JUNE 30,
                                                                         ---------------------
                                                                          1995          1996
                                                                         -------       -------
Basic and cable services...............................................  $18,168       $20,527
Pay services...........................................................    5,373         6,025
Other services (Note 3)................................................    6,293         6,741
                                                                         -------       -------
          Total revenue................................................   29,834        33,293
                                                                         -------       -------
Program fees (Note 3)..................................................    6,595         7,872
Other direct expenses..................................................    4,188         4,546
Selling, general and administrative expenses (Note 2)..................    7,785         8,882
Depreciation and amortization..........................................    4,605         5,657
                                                                         -------       -------
          Total operating expenses.....................................   23,173        26,957
                                                                         -------       -------
Operating income.......................................................    6,661         6,336
Other expenses:
  Interest expense (Note 2)............................................   (2,458)       (2,436)
  Other expense, net...................................................      (61)          (41)
                                                                         -------       -------
Income before income taxes.............................................    4,142         3,859
Provision for income taxes.............................................   (2,319)       (2,125)
                                                                         -------       -------
Net income.............................................................    1,823         1,734
                                                                         -------       -------
Retained earnings, beginning of period.................................   14,670        18,463
                                                                         -------       -------
Retained earnings, end of period.......................................  $16,493       $20,197
                                                                         =======       =======

                See accompanying notes to financial statements.

                                 VSC CABLE INC.

                                 BALANCE SHEETS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

                                                                      DECEMBER 31,       JUNE 30,
                                                                          1995             1996
                                                                      -------------     ----------
                                              ASSETS
Accounts receivable, net of allowance for doubtful accounts of $271
  (1995) and $265 (1996) (Note 3)...................................    $   2,463        $  2,081
Prepaid expenses....................................................          219             312
                                                                          -------         -------
          Total current assets......................................        2,682           2,393
                                                                          -------         -------
Property and equipment:
  Land..............................................................        1,301           1,434
  Buildings.........................................................        2,636           2,658
  Distribution systems..............................................       69,919          82,133
  Equipment and other...............................................       24,335          24,407
                                                                          -------         -------
                                                                           98,191         110,632
  Less accumulated depreciation.....................................      (35,933)        (40,676)
                                                                          -------         -------
          Net property and equipment................................       62,258          69,956
Intangible assets, less accumulated amortization of $15,189 (1995)
  and
  $16,092 (1996)....................................................       52,258          51,558
                                                                          -------         -------
          Total assets..............................................    $ 117,198        $123,907
                                                                          =======         =======
                                  LIABILITIES AND OWNER'S EQUITY
Accounts payable....................................................    $   1,350        $  1,439
Accrued product costs (Note 3)......................................        1,215           1,277
Accrued compensation................................................          405             320
Accrued taxes.......................................................          475             408
Accrued rental expense..............................................          565             507
Deferred revenue (Note 3)...........................................          120             130
Other current liabilities...........................................          237             282
                                                                          -------         -------
          Total current liabilities.................................        4,367           4,363
                                                                          -------         -------
Deferred lease revenue (Note 3).....................................          345             480
Deferred income taxes...............................................        6,849           7,942
                                                                          -------         -------
          Total liabilities.........................................       11,561          12,785
                                                                          -------         -------
Commitments and contingencies (Note 4)
Owner's equity:
     Common stock; no par value; 1,000 shares authorized, issued and
      outstanding...................................................            1               1
     Viacom International Inc. investment and advances..............       87,173          90,924
     Retained earnings..............................................       18,463          20,197
                                                                          -------         -------
          Total liabilities and owner's equity......................    $ 117,198        $123,907
                                                                          =======         =======

                See accompanying notes to financial statements.

                                 VSC CABLE INC.

                            STATEMENTS OF CASH FLOWS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
OPERATING ACTIVITIES:
  Net income.........................................................    $  1,823     $  1,734
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...................................       4,605        5,657
     Change in assets and liabilities:
       Decrease in accounts receivable...............................         502          382
       Increase (decrease) in current liabilities....................       1,073           (4)
       Increase in deferred income taxes.............................       6,226        1,093
       Other, net....................................................        (120)          38
                                                                         --------     --------
          Net cash flow from operating activities....................      14,109        8,900
                                                                         --------     --------
INVESTING ACTIVITIES:
  Capital expenditures...............................................     (10,470)     (12,480)
  Other, net.........................................................         210         (171)
                                                                         --------     --------
          Net cash flow used in investing activities.................     (10,260)     (12,651)
                                                                         --------     --------
FINANCING ACTIVITIES:
  Distributions from (to) Viacom International Inc...................      (3,849)       3,751
                                                                         --------     --------
          Net cash flow from (used in) financing activities..........      (3,849)       3,751
                                                                         --------     --------
  Change in cash.....................................................    $     --     $     --
                                                                         ========     ========

                See accompanying notes to financial statements.

                                 VSC CABLE INC.

                         NOTES TO FINANCIAL STATEMENTS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION:

     Until August 1, 1996, VSC Cable Inc. ("VSC"), doing business as Viacom Cable, was a wholly owned subsidiary of Tele-Vue Systems, Inc., which was a wholly owned subsidiary of Viacom International Inc. Viacom International Inc. provided cable television service through VSC within the Metropolitan Government of Nashville and Davidson County, the Cities of Goodlettsville and Brentwood, and Williamson County, Tennessee.

     On October 13, 1995, a subsidiary of Tele-Communications, Inc. ("TCI Sub") (as buyer) and Prime Cable of Fort Bend and Prime Cable Income Partners, LP (as sellers) executed asset and stock purchase and sale agreements providing for the sale of certain cable television systems serving the greater Houston Metropolitan Area for a total base purchase price of $301 million, subject to adjustments. On December 18, 1995, TCI Sub assigned all of its rights, remedies, title and interest in, to and under such agreements to a majority-owned investee of InterMedia Partners Southeast IV, LP ("IMP"). On May 8, 1996, IMP consummated the transactions under the Houston purchase agreements. On August 1, 1996, IMP's majority-owned investee swapped its Houston cable system for VSC. The swap is intended to qualify as a like-kind exchange under Section 1031 of the Internal Revenue Code.

     On July 24, 1995, Viacom Inc. ("Viacom"), Viacom International Inc. (after giving effect to the First Distribution as defined below, "VII Cable"), a wholly owned subsidiary of Viacom, and Viacom International Services Inc. ("New VII"), a wholly owned subsidiary of VII Cable, entered into certain agreements (the "Transaction Agreements") with Tele-Communications, Inc. ("TCI") and TCI Sub, providing for, among other things, the conveyance of Viacom International Inc.'s non-cable assets and liabilities to New VII, the distribution of all of the common stock of New VII to Viacom (the "First Distribution"), the Exchange Offer (as defined below) and the issuance to TCI Sub of all of the Class B Common Stock of VII Cable. On June 24, 1996, Viacom commenced an exchange offer pursuant to which Viacom shareholders had the option to exchange shares of Viacom Class A or Class B Common Stock for a total of 6,257,961 shares of VII Cable Class A Common Stock (the "Exchange Offer"). The Exchange Offer expired on July 22, 1996, with a final exchange ratio of .4075 shares of VII Cable Class A Common Stock for each share of Viacom Common Stock accepted for exchange.

     Prior to the consummation of the Exchange Offer, Viacom International Inc. entered into a $1.7 billion credit agreement. Proceeds from such credit agreement were transferred by Viacom International Inc. to New VII as part of the First Distribution. On July 31, 1996, TCI Sub, through a capital contribution of $350 million in cash, purchased all of the shares of Class B Common Stock of VII Cable immediately following the consummation of the Exchange Offer. At that time, VII Cable was renamed TCI Pacific Communications, Inc. and the VII Cable Class A Common Stock shares were converted into shares of cumulative redeemable exchangeable preferred stock (the "Preferred Stock") having an annual dividend of 5% of its $100 par value. The Preferred Stock will be exchangeable after the fifth anniversary of issuance at the holders' option for TCI Class A Common Stock.

     National Amusements, Inc., which owns approximately 25% of Viacom Inc. Class A and Class B Common Stock on a combined basis as of June 30, 1996, did not participate in the Exchange Offer.

     For the purposes of these financial statements, the statements of operations and balance sheets have been presented in the customary reporting format of IMP, and as a result, the classifications used in the statements of operations and balance sheets are different from the classifications used in the VSC audited financial statements submitted annually to the Metropolitan Government of Nashville and Davidson County. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows of VSC. These unaudited financial statements should be read in conjunction with

                                 VSC CABLE INC.

                       (UNAUDITED; DOLLARS IN THOUSANDS)

the audited financial statements of VSC for the three years ended December 31, 1995. These financial statements are not necessarily indicative of results that would have occurred if VSC had been a separate stand-alone entity during the periods presented or of future results of VSC.

NOTE 2 -- EXPENSES ALLOCATED TO VSC:

     Viacom International Inc. funds the working capital requirements of its businesses based upon a centralized cash management system. Viacom International Inc. investment and advances includes any payables and receivables due to/from Viacom International Inc. resulting from cash paid or received on behalf of VSC and other intercompany activity.

     To reflect the services provided to VSC, common benefits derived from incurred costs and the utilization of borrowed funds to finance capital expenditures and operations, the accompanying financial statements include allocations for certain corporate administrative expenses and interest. Such allocations, as a matter of practice, are not recorded in the accounting records of VSC. Management believes that the methodologies used to allocate these charges are reasonable. Allocations for administrative expenses and interest (including interest subsequently capitalized) are summarized as follows:

                                                                        SIX MONTHS
                                                                      ENDED JUNE 30,
                                                                     -----------------
                                                                      1995       1996
                                                                     ------     ------
        Administrative expenses..................................    $1,094     $1,336
        Interest.................................................     2,673      2,617

     For the purposes of these financial statements, allocations of administrative services are based on VSC's and Viacom International Inc.'s operating results. The allocation of interest is based on a percentage of VSC's average net assets to Viacom International Inc.'s average net assets.

NOTE 3 -- OTHER RELATED PARTY TRANSACTIONS:

     VSC, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom International Inc. VSC has agreements to distribute television programs of such companies, including Showtime Networks Inc., MTV Networks Inc., Comedy Central, USA Networks, Sci-Fi Channel, and Viewer's Choice. The agreements require VSC to pay license fees based primarily upon the number of customers receiving the service. Program license fees incurred under these agreements for the six months ended June 30, 1995 and 1996 were $1,955 and $2,570, respectively, and are included in program fees. Related party liabilities, included in accrued product costs, were $434 and $408 at December 31, 1995 and June 30, 1996, respectively.

     On November 15, 1993, Viacom Telecom Inc., a wholly owned subsidiary of Tele-Vue Systems, Inc. entered into a limited partnership, AVR of Tennessee, LP (the "Partnership"), for the purposes of providing voice, data and video access services for long-distance carriers, and for commercial, governmental and other non-residential users in and around Nashville, Tennessee. As a result of the formation of the Partnership, Viacom International Inc. is committed to construct the facilities required to conduct the Partnership business within its cable television franchise area. VSC leases the primary transmission facilities to the Partnership under noncancellable operating leases at rates calculated to recover actual construction and financing costs. Lease access revenues for the six months ended June 30, 1995 and 1996 were $93 and $188, respectively, and are included in other services. Deferred lease access revenues were $435 and $610 at December 31, 1995 and June 30, 1996, respectively. Of these amounts, $90 and $130 were included as deferred revenue in current liabilities at December 31, 1995 and June 30, 1996, respectively. Receivables from the Partnership were $281 and $70 at December 31, 1995 and June 30, 1996, respectively.

                                 VSC CABLE INC.

                       (UNAUDITED; DOLLARS IN THOUSANDS)

NOTE 4 -- COMMITMENTS AND CONTINGENCIES:

     In response to the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"), the Federal Communications Commission (the "FCC") issued regulations (the "Rate Regulations") with an effective date of September 1, 1993, to govern the basic service tier, cable programming service tiers ("CPST"), leasing of certain customer equipment, and cable service installation rates of cable systems not subject to effective competition (collectively the "Combined Rates"). The FCC significantly amended the Rate Regulations on March 30, 1994. The Rate Regulations cover a significant portion of VSC's cable television revenues and a variety of other less significant matters. The Rate Regulations empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and to require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Even though the Rate Regulations have been effective since September 1, 1993, many of the rules have been subjected to only limited regulatory interpretation by the FCC. Also, there are a number of pending and threatened judicial challenges to various provisions of the Cable Act and related Rate Regulations.

     Management believes it has made a reasonable interpretation of the Cable Act and related Rate Regulations in determining the Combined Rates based on the information currently available. Complaints have been filed with the FCC on VSC's rates for certain franchises and certain local franchise authorities have challenged the existing and prior rates. Additionally, in November 1994 the FCC issued an opinion and order which would require a refund of a portion of the CPST rates from February 1994 to May 1994. VSC filed an appeal to the FCC on this order. Further challenges could be forthcoming, some of which would also apply to revenue recorded for the six months ended June 30, 1996 and prior. Management believes that based on its interpretation of the Cable Act and related Rate Regulations, any liabilities in regard to existing and prior rates will not have a material effect on VSC's financial condition, results of operations or cash flows.

     On February 8, 1996, the Telecommunications Act of 1996 (the "Act") was signed into law. The Act eases regulation of the cable and telephone businesses while opening each of them to increased competition. The Act deregulates the CPST after March 31, 1999. It expands the existing definition of "effective competition" which, when it occurs with respect to a particular cable system, results in the deregulation of that cable system's rates. The Act repeals the statutory ban against telephone companies and certain utility companies from providing video programming in their own service areas as either cable systems, common carriers or newly created "open video systems". Additionally, the Act substantially preempts state and local regulations barring cable operators and others from providing local telephone services and requires telephone companies to negotiate with new telephone service providers with respect to the interoperationality of each of their systems.

     The Cable Act and related FCC regulations require cable television system operators to obtain permission to retransmit television signals from local commercial broadcast stations electing retransmission consent status. Accordingly, VSC has entered into retransmission consent agreements with all applicable stations.

     VSC and Viacom International Inc. are involved in various claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, will have a material adverse effect on VSC's financial position, results of operations or cash flows.

     In the ordinary course of business, VSC enters into long-term affiliation agreements with programming services which require that VSC continues to carry and pay for programming and meet certain performance requirements.

     VSC is committed to providing cable television services under franchise agreements with remaining terms of up to 14 years. Franchise fees of up to 5% are payable on revenues as defined in these agreements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Viacom International Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of VSC Cable Inc. (a wholly-owned subsidiary of Viacom International Inc.) at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Viacom International Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the notes to the financial statements, effective January 1, 1993, VSC Cable Inc. adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

PRICE WATERHOUSE LLP

San Jose, California
April 5, 1996

                                 VSC CABLE INC.

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1993        1994        1995
                                                                -------     -------     -------
Basic and cable services......................................  $35,683     $33,498     $37,243
Pay services..................................................    9,389       9,623      11,575
Other services (Note 4).......................................    8,347      11,527      13,224
                                                                -------     -------     -------
          Total revenue.......................................   53,419      54,648      62,042
                                                                -------     -------     -------
Program fees (Note 4).........................................    8,375       9,624      13,894
Other direct expenses.........................................    8,032       8,355       8,954
Selling, general and administrative expenses (Note 3).........   16,141      16,598      16,144
Depreciation and amortization (Note 2)........................    8,010       8,368       9,655
                                                                -------     -------     -------
          Total operating expenses............................   40,558      42,945      48,647
                                                                -------     -------     -------
Operating income..............................................   12,861      11,703      13,395
Interest expense (Note 3).....................................   (3,043)     (3,599)     (4,819)
Other expense, net............................................      (75)        (91)       (124)
                                                                -------     -------     -------
          Total other expenses................................   (3,118)     (3,690)     (4,943)
                                                                -------     -------     -------
Income before income taxes....................................    9,743       8,013       8,452
Provision for income taxes (Note 5)...........................     (282)     (1,705)     (4,659)
                                                                -------     -------     -------
Net income....................................................    9,461       6,308       3,793
                                                                -------     -------     -------
Retained earnings (accumulated deficit), beginning of year....   (1,099)      8,362      14,670
                                                                -------     -------     -------
Retained earnings, end of year................................  $ 8,362     $14,670     $18,463
                                                                =======     =======     =======

                See accompanying notes to financial statements.

                                 VSC CABLE INC.

                                 BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
ASSETS
Accounts receivable, net of allowance for doubtful accounts of $190
  (1994)
  and $271 (1995) (Note 4).............................................  $  2,078     $  2,463
Prepaid expenses.......................................................       200          219
                                                                         --------     --------
          Total current assets.........................................     2,278        2,682
                                                                         --------     --------
Property and equipment:
  Land.................................................................     1,300        1,301
  Buildings............................................................     2,637        2,636
  Distribution systems.................................................    55,536       69,919
  Equipment and other..................................................    18,677       24,335
                                                                         --------     --------
                                                                           78,150       98,191
  Less accumulated depreciation........................................    29,650       35,933
                                                                         --------     --------
          Net property and equipment...................................    48,500       62,258
Intangible assets, less accumulated amortization of $13,408 (1994)
  and $15,189 (1995)...................................................    53,359       52,258
Other assets...........................................................        50           --
                                                                         --------     --------
          Total assets.................................................  $104,187     $117,198
                                                                         ========     ========
                                LIABILITIES AND OWNER'S EQUITY
Accounts payable.......................................................  $    707     $  1,350
Accrued product costs (Note 4).........................................       929        1,215
Accrued compensation...................................................       461          405
Accrued taxes (Note 5).................................................     1,178          475
Accrued rental expense.................................................        --          565
Deferred revenue (Note 4)..............................................        76          120
Other current liabilities..............................................       145          237
                                                                         --------     --------
          Total current liabilities....................................     3,496        4,367
                                                                         --------     --------
Deferred lease revenue (Note 4)........................................       190          345
Deferred income taxes (Note 5).........................................     1,019        6,849
                                                                         --------     --------
          Total liabilities............................................     4,705       11,561
                                                                         --------     --------
Commitments and contingencies (Note 6)
Owner's equity:
  Common stock; no par value; 1,000 shares authorized, issued and
     outstanding.......................................................         1            1
  Viacom International Inc. investment and advances....................    84,811       87,173
  Retained earnings....................................................    14,670       18,463
                                                                         --------     --------
          Total liabilities and owner's equity.........................  $104,187     $117,198
                                                                         ========     ========

                See accompanying notes to financial statements.

                                 VSC CABLE INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
Operating activities:
  Net income...............................................  $  9,461     $  6,308     $  3,793
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization.........................     8,010        8,368        9,655
     Increase in property and equipment resulting from
       change in accounting principle (Note 2).............    (2,905)          --           --
     Change in assets and liabilities:
       Increase in accounts receivable.....................      (531)        (345)        (385)
       Increase in current liabilities.....................       970          275          871
       Increase in deferred income taxes...................        --        1,019        5,830
       Other, net..........................................        29          137          165
                                                             --------     --------     --------
          Net cash flow from operating activities..........    15,034       15,762       19,929
                                                             --------     --------     --------
Investing activities:
  Capital expenditures.....................................    (9,688)     (22,827)     (22,958)
  Other, net...............................................      (347)       1,012          667
                                                             --------     --------     --------
          Net cash flow used in investing activities.......   (10,035)     (21,815)     (22,291)
                                                             --------     --------     --------
Financing activities:
  Distributions from (to) Viacom International Inc.........    (4,999)       6,053        2,362
                                                             --------     --------     --------
          Net cash flow from (used in) financing
            activities.....................................    (4,999)       6,053        2,362
                                                             --------     --------     --------
  Change in cash...........................................  $     --     $     --     $     --
                                                             ========     ========     ========

                See accompanying notes to financial statements.

                                 VSC CABLE INC.

                         NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION:

     VSC Cable Inc. (VSC), doing business as Viacom Cable, is a wholly-owned subsidiary of Tele-Vue Systems, Inc., which is a wholly-owned subsidiary of Viacom International Inc. Viacom International Inc. provides cable television service through VSC within the Metropolitan Government of Nashville and Davidson County, the Cities of Goodlettsville and Brentwood, and Williamson County, Tennessee.

     Substantially all of VSC's revenues are earned from subscriber fees for primary and premium subscription services, the rental of converters and remote control devices, and installation fees. Additional revenues are derived from the sale of advertising, pay-per-view programming fees, payments received from revenue-sharing arrangements in respect of products sold through home shopping services, and the leasing of fiber optic capacity in the franchise area to a partnership (in which Viacom International Inc. has an equity interest) engaged in the provision of competitive access telephone services.

     On October 13, 1995, a subsidiary of Tele-Communications, Inc. (TCI Sub) (as buyer) and Prime Cable of Fort Bend and Prime Cable Income Partners, LP (as sellers) executed asset and stock purchase and sale agreements providing for the sale of certain cable television systems serving the greater Houston Metropolitan Area for a total base purchase price of $301 million, subject to adjustments. On December 18, 1995, TCI Sub assigned all of its rights, remedies, title and interest in, to and under such agreements to a majority-owned investee of Intermedia Partners IV, LP (IMP). After consummation of the Exchange Offer (as defined herein), IMP's majority-owned investee intends to swap its Houston cable system for VSC. The swap is intended to qualify as a like-kind exchange under Section 1031 of the Internal Revenue Code.

     On July 24, 1995, Viacom Inc. (Viacom), Viacom International Inc. (after giving effect to the First Distribution as defined below, VII Cable), a wholly-owned subsidiary of Viacom, and Viacom International Services Inc. (New
VII), a wholly-owned subsidiary of VII Cable, entered into certain agreements (the Transaction Agreements) with Tele-Communications, Inc. (TCI) and TCI Sub, providing for, among other things, the conveyance of Viacom International Inc.'s non-cable assets and liabilities to New VII, the distribution of all of the common stock of New VII to Viacom (the First Distribution), the Exchange Offer (as defined below) and the issuance to TCI Sub of all of the Class B Common Stock of VII Cable. Viacom will commence an exchange offer (the Exchange Offer) pursuant to which Viacom shareholders may exchange shares of Viacom Class A or Class B Common Stock for shares of VII Cable Class A Common Stock. The First Distribution will not occur until the date of consummation of the Exchange Offer.

     Prior to the consummation of the Exchange Offer, Viacom International Inc. will enter into a $1.7 billion credit agreement. Proceeds from such credit agreement will be transferred by Viacom International Inc. to New VII as part of the First Distribution. Viacom also entered into a definitive agreement with TCI under which TCI Sub, through a capital contribution of $350 million in cash, will purchase all of the shares of Class B Common Stock of VII Cable immediately following the consummation of the Exchange Offer. At that time, the shares of Class A Common Stock of VII Cable will convert into shares of cumulative redeemable exchangeable preferred stock (the Preferred Stock). The Preferred Stock will be exchangeable after the fifth anniversary of issuance at the holders' option for TCI Class A Common Stock.

     National Amusements, Inc. (NAI), which owns approximately 25% of Viacom Class A and Class B Common Stock on a combined basis, will not participate in the Exchange Offer. The Exchange Offer and related transactions are subject to several conditions, including regulatory approvals, receipt of a tax ruling and consummation of the Exchange Offer.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                                 VSC CABLE INC.

                             (DOLLARS IN THOUSANDS)

reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

     For the purposes of these financial statements, the statements of operations and balance sheets have been presented in the customary reporting format of IMP, and as a result, the classifications used in the statement of operations and balance sheets are different from the classifications used in the VSC financial statements submitted to the Metropolitan Government of Nashville and Davidson County. These financial statements are not necessarily indicative of results that would have occurred if VSC had been a separate stand-alone entity during the periods presented or of future results of VSC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION

     Cable television service revenue is recognized in the period in which services are provided to customers.

     Lease access revenue (see Note 4) is recognized over the life of the lease.

PROVISION FOR DOUBTFUL ACCOUNTS

     The provision for doubtful accounts charged to expense was $1,282 (1993), $990 (1994) and $1,303 (1995).

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Inventory, which consists primarily of construction material, is stated at the lower of weighted average cost or market. Construction-in-progress and inventory are included in equipment and other. VSC capitalizes interest costs associated with certain qualifying assets. The total amount of interest costs capitalized was $36 (1993), $170
(1994) and $437 (1995). Repairs and maintenance are charged to operations, and renewals and additions are capitalized. Normal retirements of distribution system components are charged at cost to accumulated depreciation with no effect on income. For all other retirements or dispositions, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

     Depreciation expense is computed using the straight-line method over estimated useful lives of 9 to 15 years for distribution systems, 3 to 10 years for machinery and equipment and 28 to 30 years for buildings. Depreciation expense was $6,236 (1993), $6,687 (1994) and $7,874 (1995).

INTANGIBLE ASSETS

     Intangible assets primarily consist of the cost of acquired businesses in excess of the fair value of tangible assets and liabilities acquired attributable to the NAI leveraged buyout of Viacom International Inc. in June 1987. Such assets are amortized on a straight-line basis over an estimated useful life of 40 years. In addition, VSC has franchise rights to operate cable television systems in various towns and political subdivisions within its service areas. The cost of successful franchise applications are capitalized and amortized over the life of the related franchise agreement. Franchise lives generally range from 6 to 15 years with various dates of expiration. VSC evaluates the realizability of intangibles on an ongoing basis in light of changes in business conditions, events or circumstances that may indicate the potential impairment of intangible assets. The remainder of intangible assets, consisting of covenants not to compete and rights of entry, are being amortized using the straight-line method over 3 to 20 years.

                                 VSC CABLE INC.

                             (DOLLARS IN THOUSANDS)

INCOME TAXES

     VSC is included in the consolidated federal tax returns filed by Viacom. Viacom does not allocate income taxes to its subsidiaries; however, for financial reporting purposes, VSC provides for income taxes as if a separate federal tax return were filed. VSC files a separate tax return for state purposes.

     The current income tax liabilities for the periods presented have been satisfied by Viacom. In connection with the transactions described in Note 1, Viacom has agreed to indemnify VSC against income tax assessments, if any, arising from federal, state or local tax audits for periods in which VSC was a member of Viacom's consolidated tax group.

     During the first quarter of 1993, VSC adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" on a prospective basis. SFAS 109 requires, among other things, that deferred income taxes be provided for temporary differences between the financial reporting basis and the tax basis of VSC's assets and liabilities. Additionally, SFAS 109 establishes criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain. On the implementation of SFAS 109, assets acquired in prior years' business combinations had to be adjusted from net of tax amounts to pre-tax amounts. The effect of this adjustment was to gross-up property and equipment and record a deferred tax liability of $2,905 as of January 1, 1993. The implementation of SFAS 109 had no effect on net income.

     VSC has restated retained earnings at January 1, 1993 to reverse benefits taken in prior years for the utilization of net operating loss carryforwards and other tax credits derived from pre-acquisition operations. These benefits have been used to reduce goodwill associated with the Viacom acquisition of VSC. This resulted in a reduction in retained earnings and intangible assets at January 1, 1993 of $3,495.

RECENT ACCOUNTING PRONOUNCEMENT

     During 1995, the Financial Accounting Standards Board issued Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which VSC will be required to adopt in 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. VSC has evaluated the impact of SFAS 121 and it will not have a significant effect on VSC's financial position or results of operations.

NOTE 3 -- EXPENSES ALLOCATED TO VSC:

     Viacom International Inc. funds the working capital requirements of its businesses based upon a centralized cash management system. Viacom International Inc. investment and advances includes any payables and receivables due to/from Viacom International Inc. resulting from cash paid or received on behalf of VSC and other intercompany activity.

     To reflect the services provided to VSC, common benefits derived from incurred costs and the utilization of borrowed funds to finance capital expenditures and operations, the accompanying financial statements include allocations for certain corporate administrative expenses and interest. Such allocations, as a matter of practice, are not recorded in the accounting records of VSC. Management believes that the methodologies

                                 VSC CABLE INC.

                             (DOLLARS IN THOUSANDS)

used to allocate these charges are reasonable. Allocations for administrative expenses and interest (including interest subsequently capitalized) are summarized as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1993       1994       1995
                                                           ------     ------     ------
        Administrative expenses..........................  $3,560     $3,270     $2,220
        Interest.........................................   3,079      3,748      5,256

     For the purposes of these financial statements, allocations of administrative services are based on VSC's and Viacom International Inc.'s operating results. The allocation of interest is based on a percentage of VSC's average net assets to Viacom International Inc.'s average net assets.

NOTE 4 -- OTHER RELATED PARTY TRANSACTIONS:

     VSC, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom International Inc. VSC has agreements to distribute television programs of such companies, including Showtime Networks Inc., MTV Networks Inc., Comedy Central, USA Networks, Sci-Fi Channel, Viewer's Choice and Lifetime (prior to its sale by Viacom on April 1,
1994). The agreements require VSC to pay license fees based primarily upon the number of customers receiving the service. Program license fees incurred under these agreements were $2,638 (1993), $3,372 (1994), and $4,431 (1995), and are
included in program fees. Related party liabilities, included in accrued product costs, were $308 and $434 at December 31, 1994 and 1995, respectively.

     On November 15, 1993, Viacom Telecom Inc., a wholly-owned subsidiary of Tele-Vue Systems, Inc. entered into a limited partnership, AVR of Tennessee, LP (the Partnership), for the purposes of providing voice, data and video access services for long-distance carriers, and for commercial, governmental and other non-residential users in and around Nashville, Tennessee. As a result of the formation of the Partnership, Viacom International Inc. is committed to construct the facilities required to conduct the Partnership business within its cable television franchise area. VSC leases the primary transmission facilities to the Partnership under noncancellable operating leases at rates calculated to recover actual construction and financing costs. Lease access revenue was $0
(1993), $82 (1994) and $285 (1995), and is included in other services. Deferred lease access revenue was $234 and $435 at December 31, 1994 and 1995, respectively. Of these amounts, $44 and $90 were included as deferred revenue in current liabilities at December 31, 1994 and 1995, respectively. Receivables from the Partnership were $332 and $281 at December 31, 1994 and 1995, respectively.

NOTE 5 -- INCOME TAXES:

     Components of the provision for income taxes are as follows:

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                         1993        1994         1995
                                                         ----       ------       ------
        Federal:
          Current......................................  $282       $  198       $2,076
          Deferred.....................................    --          910        2,012
        State and local:
          Current......................................    --          488          458
          Deferred.....................................    --          109          113
                                                         ----       ------       ------
        Total provision for income taxes...............  $282       $1,705       $4,659
                                                         ====       ======       ======

                                 VSC CABLE INC.

                             (DOLLARS IN THOUSANDS)

     A reconciliation of the U.S. Federal statutory tax rate to VSC's effective tax rate on income before income taxes is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1993      1994      1995
                                                              -----     -----     -----
        Statutory U.S. tax rate.............................   35.0%     35.0%     35.0%
        Amortization of goodwill............................    5.7       7.8       7.4
        State and local taxes, net of federal tax benefit...     --       4.8       4.4
        Effect of increase (decrease) in the valuation
          allowance.........................................  (41.3)    (27.8)      2.1
        Alternative minimum tax.............................    2.9       2.5       6.6
        Other, net..........................................     .6      (1.0)      (.4)
                                                              -----     -----     -----
                  Effective tax rate........................    2.9%     21.3%     55.1%
                                                              =====     =====     =====

     The following is a summary of the deferred tax accounts in accordance with SFAS 109:

                                                                      DECEMBER 31,
                                                                  --------------------
                                                                   1994          1995
                                                                  -------       ------
        Current deferred tax assets:
          Other, net............................................  $    --       $ (177)
          Valuation allowance...................................       --          177
                                                                  -------       ------
        Net current deferred tax assets.........................       --           --
                                                                  -------       ------
        Noncurrent deferred tax (assets) liabilities:
          Fixed asset basis differences.........................    6,133        7,228
          Investment tax credit carryforwards...................   (3,706)          --
          Net operating loss carryforwards......................   (1,002)          --
          Amortization..........................................     (410)        (425)
          Other, net............................................        4           46
                                                                  -------       ------
        Net noncurrent deferred tax liabilities.................    1,019        6,849
                                                                  -------       ------
        Deferred tax liabilities................................  $ 1,019       $6,849
                                                                  =======       ======

     A deferred tax asset valuation allowance was recorded at December 31, 1995 due to uncertainties surrounding the realization of deferred tax assets. In addition, the deferred tax asset related to the investment tax credit was transferred to Viacom during 1995 to reflect the utilization of this tax attribute by the consolidated group.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES:

     Minimum annual rental commitments at December 31, 1995 under noncancellable operating leases are as follows:

            1996..........................................................  $111
            1997..........................................................    84
            1998..........................................................    37
            1999..........................................................    21
            2000..........................................................     8
            2001 and thereafter...........................................    17
                                                                            ----
                                                                            $278
                                                                            ====

                                 VSC CABLE INC.

                             (DOLLARS IN THOUSANDS)

     Rent expense was $981 (1993), $921 (1994) and $1,049 (1995).

     In response to the "Cable Television Consumer Protection and Competition Act of 1992" (the Cable Act), the Federal Communications Commission (the FCC) issued regulations (the Rate Regulations) with an effective date of September 1, 1993, to govern the basic service tier, cable programming service tiers (CPST), leasing of certain customer equipment, and cable service installation rates of cable systems not subject to effective competition (collectively the Combined Rates). The FCC significantly amended the Rate Regulations on March 30, 1994. The Rate Regulations cover a significant portion of VSC's cable television revenues and a variety of other less significant matters. The Rate Regulations empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and to require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Even though the Rate Regulations have been effective since September 1, 1993, many of the rules have been subjected to only limited regulatory interpretation by the FCC. Also, there are a number of pending and threatened judicial challenges to various provisions of the Cable Act and related Rate Regulations.

     Management believes it has made a reasonable interpretation of the Cable Act and related Rate Regulations in determining the Combined Rates based on the information currently available. Complaints have been filed with the FCC on VSC's rates for certain franchises and certain local franchise authorities have challenged the existing and prior rates. Additionally, in November 1994 the FCC issued an opinion and order which would require a refund of a portion of the CPST rates from February 1994 to May 1994. VSC filed an appeal to the FCC on this order. Further challenges could be forthcoming, some of which would also apply to revenue recorded in 1995 and prior. Management believes that, based on its interpretation of the Cable Act and related Rate Regulations, any liabilities in regard to existing and prior rates will not have a material effect on VSC's financial condition, results of operations or cash flows.

     On February 8, 1996, the "Telecommunications Act of 1996" (the Act) was signed into law. The Act eases regulation of the cable and telephone businesses while opening each of them to increased competition. The Act deregulates the CPST after March 31, 1999. It expands the existing definition of "effective competition" which, when it occurs with respect to a particular cable system, results in the deregulation of that cable system's rates. The Act repeals the statutory ban against telephone companies and certain utility companies from providing video programming in their own service areas as either cable systems, common carriers or newly created "open video systems". Additionally, the Act subsequently preempts state and local regulations barring cable operators and others from providing local telephone services and requires telephone companies to negotiate with new telephone service providers with respect to the interoperationality of each of their systems.

     The Cable Act and related FCC regulations require cable television system operators to obtain permission to retransmit television signals from local commercial broadcast stations electing retransmission consent status. Accordingly, VSC has entered into retransmission consent agreements with all applicable stations.

     VSC and Viacom International Inc. are involved in various claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, will have a material adverse effect on VSC's financial position, results of operations or cash flows.

     In the ordinary course of business, VSC enters into long-term affiliation agreements with programming services which require that VSC continues to carry and pay for programming and meet certain performance requirements.

     VSC is committed to providing cable television services under franchise agreements with remaining terms of up to 14 years. Franchise fees of up to 5% are payable on revenues as defined in these agreements.

                                 VSC CABLE INC.

                             (DOLLARS IN THOUSANDS)

NOTE 7 -- PENSION PLANS:

     Viacom has contributory and noncontributory pension plans covering substantially all of its employees, including the employees assigned to VSC. Viacom's policy is to fund amounts in accordance with the Employee Retirement Income Security Act of 1974. The benefits are based primarily on years of service and employees' pay near retirement. Employees are vested after five years of service. VSC is charged for pension expense by Viacom as an element of a composite fringe benefit charge. Information on the amount of the actuarial present value of vested and nonvested accumulated plan obligations, the plan's net assets, the net pension cost, and the assumed rates of return is not provided as such information is not maintained separately for employees of Viacom operating divisions. The obligations for pension benefits earned prior to the consummation of the Exchange Offer will be retained by Viacom. All employees of VSC will be fully vested upon the Exchange Offer.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................     1
Summary Supplemental Historical and
  Pro Forma Financial Data............    15
Summary Historical Financial and
  Operating Data......................    17
Risk Factors..........................    26
The Exchange Offer....................    32
Use of Proceeds.......................    40
Capitalization........................    40
Pro Forma Financial Information.......    41
Selected Financial Information and
  Operating Data......................    50
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    58
The Acquisitions......................    91
Business..............................    94
Legislation and Regulation............   109
Management............................   121
Principal Security Holders............   125
Certain Relationships and Related
  Transactions........................   126
The Partnership Agreement.............   129
Description of Other Obligations......   134
Description of the Notes..............   136
Certain Federal Income Tax
  Consequences........................   164
Plan of Distribution..................   164
Legal Matters.........................   165
Experts...............................   165
Glossary..............................   166
Index to Financial Statements.........   F-1
---------------------------------------------
---------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                      LOGO
                                  $292,000,000
                               INTERMEDIA CAPITAL
                               PARTNERS IV, L.P.

                            INTERMEDIA PARTNERS IV,
                                 CAPITAL CORP.

                            OFFER TO EXCHANGE THEIR
                              11 1/4% SENIOR NOTES
                                    DUE 2006
                                      FOR
                              11 1/4% SENIOR NOTES
                                    DUE 2006
                           WHICH HAVE BEEN REGISTERED
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               DECEMBER 10, 1996


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